As filed with the Securities and Exchange Commission on October 30, 2006
Registration No. 333-135486

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SPIRIT AEROSYSTEMS HOLDINGS, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	3728	20-2436320
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code No.)	(I.R.S. Employer Identification No.)
3801 South Oliver
Wichita, Kansas 67210
(316) 526-9000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Jeffrey L. Turner
Chief Executive Officer
Spirit AeroSystems Holdings, Inc.
3801 South Oliver
Wichita, Kansas 67210
(316) 526-9000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Joel I. Greenberg, Esq. Mark S. Kingsley, Esq. Kaye Scholer LLP 425 Park Avenue New York, New York 10022 (212) 836-8000	Gloria Farha Flentje, Esq. General Counsel Spirit AeroSystems, Inc. 3801 South Oliver Wichita, Kansas 67210 (316) 526-9000	William J. Whelan, III, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Offering Price Per	Aggregate Offering	Amount of
Securities to be Registered	Registered	Unit	Price	Registration Fee(1)

Class A Common Stock, par value $0.01 per share(2)	10,416,667 shares	$25.00	$260,416,675(3)	$27,864.58

Class A Common Stock, par value $0.01 per share(4)	49,479,167 shares(5)	$25.00	$1,236,979,175(3)	$132,356.77

(1)	The registrant previously paid a registration fee of $53,500 in connection with the filing of the initial Registration Statement on June 30, 2006. Accordingly, the registrant is remitting the balance of the filing fee of $106,721.35 in connection with this filing.

(2)	Shares to be sold by the registrant.

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) of the Securities Act of 1933, as amended.

(4)	Shares to be sold by the selling stockholders.

(5)	Includes 7,812,500 shares that the underwriters have the option to purchase solely to cover over-allotments, if any.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 28, 2006
PROSPECTUS
52,083,334 Shares
Spirit AeroSystems Holdings, Inc.
Class A Common Stock

         We are selling 10,416,667 shares of class A common stock and the selling stockholders are selling 41,666,667 shares of class A common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders.
      The underwriters have an option to purchase a maximum of 7,812,500 additional shares of class A common stock from the selling stockholders to cover over-allotments of shares. The underwriters can exercise this right at any time within 30 days from the date of this prospectus.
      Prior to this offering, there has been no public market for our common stock. The initial public offering price of the common stock is expected to be between $23.00 and $25.00 per share. We have applied to list our class A common stock on The New York Stock Exchange under the symbol “SPR”.
      Investing in our class A common stock involves risks. See “Risk Factors” on page 11.

Proceeds
		Underwriting	to Spirit	Proceeds to
	Price to	Discounts and	AeroSystems	Selling
	Public	Commissions	Holdings, Inc.	Stockholders

Per Share	$	$	$	$
Total	$	$	$	$
      Delivery of the shares of class A common stock will be made on or about                     , 2006.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Goldman, Sachs & Co.	Morgan Stanley

Banc of America Securities LLC	GMP Securities L.P.	RBC Capital Markets
Citigroup	Jefferies Quarterdeck	Scotia Capital
Cowen and Company	Lehman Brothers	UBS Investment Bank
Deutsche Bank Securities	Merrill Lynch & Co.	Westwind Partners
The date of this prospectus is                     , 2006.

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.
Dealer Prospectus Delivery Obligation
      Until                     , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

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EXPLANATORY STATEMENT
Method of accounting for additional stock compensation expenses
      In conjunction with this offering, we and our board of directors reassessed the fair market values under generally accepted accounting principles ascribed for financial accounting purposes to common stock purchased by management as well as restricted stock awards issued to employees under our Executive Incentive, Short Term Incentive and Long Term Incentive Plans and to directors under our Director Stock Plan in fiscal 2005 and through June 29, 2006. We adjusted the fair values ascribed to these equity awards for financial accounting purposes to the fair value of our underlying equity using appraisals and valuations of the underlying net assets and other data necessary to reasonably estimate such value on a per share basis at the various grant dates. As a result, we calculated additional stock compensation expense necessary to be recognized in accordance with Statement of Financial Accounting Standards, or SFAS, No. 123(R), Share Based Payment, as a result of this change in valuation. Accordingly, we have restated our financial statements as of June 29, 2006 and December 29, 2005 and for the periods then ended to reflect the additional stock compensation expense and related tax impact had these equity awards been recorded at their currently estimated fair values. We also recorded the entries that had previously remained as unadjusted differences at December 29, 2005 resulting in a discrete non-cash charge to pre-tax earnings of $0.8 million for the period from inception (February 7, 2005) through December 29, 2005 and a non-cash increase to pre-tax earnings of $1.2 million for the six-month period ending June 29, 2006. The fair market value reassessment portion of the restatement resulted in an additional non-cash charge to Selling, general and administrative expense of $30.5 million, and a corresponding increase in Net loss of $30.5 million for the period from inception (February 7, 2005) through December 29, 2005 and an additional non-cash charge to Selling, general and administrative expense of $19.0 million, an increase in Provision for income taxes of $5.0 million and a reduction of Net income by $24.0 million for the six-month period ending June 29, 2006. Additional information regarding the effect of the restatement to reflect these changes is included in Note 2 to our restated consolidated financial statements included in this prospectus.
Adjustments to reflect the stock split
      Upon consummation of this offering, a 3-for-1 stock split will occur. This split will affect both classes of our common stock: class A common stock and class B common stock. The post-split par value of our shares will remain $0.01 per share. In this prospectus, we have adjusted all common share and per common share amounts in our restated consolidated financial statements and restated interim consolidated financial statements and related disclosures to reflect the stock split. We have also adjusted all other share related disclosures throughout this prospectus.
Restated Portions of Prospectus
      We are restating portions of the following sections that were previously presented in Amendment No. 1 to the registration statement of which this prospectus forms a part that was filed with the Securities and Exchange Commission on August 29, 2006. This list does not represent all items that have been changed as we have made other content changes consistent with the amendment process.

•	Summary

•	Capitalization

•	Unaudited Pro Forma Consolidated Financial Information

•	Selected Consolidated Financial Information and Other Data

•	Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	Business

•	Executive Compensation

•	Certain Relationships and Related Party Transactions

•	Consolidated Financial Statements and Footnotes

ABOUT THIS PROSPECTUS
      Unless the context otherwise indicates or requires, as used in this prospectus, references to “we,” “us,” “our” or the “company” refer to Spirit AeroSystems Holdings, Inc., its subsidiaries and predecessors. References to “Spirit” refer only to our subsidiary, Spirit AeroSystems, Inc., and references to “Spirit Holdings” refer only to Spirit AeroSystems Holdings, Inc. References to “Boeing” refer to The Boeing Company and references to “Airbus” refer to Airbus S.A.S. References to “Onex entities” refer to Onex Partners LP, Onex Corporation and their respective partners and affiliates that, after giving effect to this offering, will beneficially own 98.4% of our class B common stock, and “Onex” refers to Onex Corporation and its affiliates, including Onex Partners LP. References to “OEMs” refer to aircraft original equipment manufacturers.
      References to revenues on a “combined” basis, assuming the acquisition of the aerostructures division of BAE Systems (Operations) Limited, or BAE Systems, occurred on July 1, 2005, combine our historical revenues with the historical revenues of the aerostructures division of BAE Systems for the periods described. The historical revenues for the aerostructures division of BAE Systems were represented to us by BAE Systems, have been converted by us into U.S. dollars at the average conversion rates for the period, are unaudited and have not been reviewed by our independent registered public accounting firm. The combined revenues may not be indicative of our revenues if we had acquired the aerostructures division of BAE Systems on July 1, 2005, nor of how we may perform in future periods. Although this information is calculated and presented on the basis of methodologies other than in accordance with U.S. generally accepted accounting principles, we present combined revenues because we believe this information is useful to investors as an indicator of the magnitude of our business and the relative significance of particular customers on a going-forward basis.
      Spirit Holdings was formed on February 7, 2005. However, it did not commence operations until June 17, 2005, following the acquisition of Boeing Wichita. The audited restated consolidated financial statements of Spirit Holdings included in this prospectus cover the period from February 7, 2005 (date of inception) through December 29, 2005. Throughout this prospectus, we refer to Spirit Holdings’ results of operations for the period from June 17, 2005 (date of commencement of operations) through December 29, 2005, which are substantially identical to Spirit Holdings’ results of operations for the period from February 7, 2005 through December 29, 2005.

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus contains “forward-looking statements.” Forward-looking statements give our current expectations or forecasts of future events. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” or “continue,” or other similar words. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties, both known and unknown. Our actual results may vary materially from those anticipated in forward-looking statements. We caution investors not to place undue reliance on any forward-looking statements.
      Important factors that could cause actual results to differ materially from forward-looking statements include, but are not limited to:

•	our ability to continue to grow our business and execute our growth strategy;

•	the build rates of certain Boeing aircraft including, but not limited to, the B737 program, the B747 program, the B767 program and the B777 program and build rates of the Airbus A320 and A380 programs;

•	our ability to enter into supply arrangements with additional customers and to satisfy performance requirements under existing supply contracts with Boeing and Airbus;

•	any adverse impact on Boeing’s production of aircraft resulting from reduced orders by Boeing’s customers;

•	the success and timely progression of Boeing’s new B787 aircraft program, including receipt of necessary regulatory approvals;

•	future levels of business in the aerospace and commercial transport industries;

•	competition from original equipment manufacturers and other aerostructures suppliers;

•	the effect of governmental laws, such as U.S. export control laws, environmental laws and agency regulation, in the U.S. and abroad;

•	the effect of new commercial and business aircraft development programs, their timing and resource requirements that may be placed on us;

•	the cost and availability of raw materials;

•	our ability to recruit and retain highly skilled employees and our relationships with the unions representing many of our employees;

•	spending by the United States and other governments on defense;

•	our continuing ability to operate successfully as a stand alone company;

•	the outcome or impact of ongoing or future litigation and regulatory actions; and

•	our exposure to potential product liability claims.
      These factors are not exhaustive, and new factors may emerge or changes to the foregoing factors may occur that could impact our business. Except to the extent required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
      You should review carefully the sections captioned “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus for a more complete discussion of these and other factors that may affect our business.

INDUSTRY AND MARKET DATA
      The market data and other statistical information used throughout this prospectus are based on independent industry publications. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as independent industry publications, government publications, reports by market research firms or other published independent sources. Although we believe that these sources are reliable, we have not independently verified the information. None of the independent industry publications used in this prospectus was prepared on our or our affiliates’ behalf or at our expense.

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SUMMARY
      This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our class A common stock. You should read the entire prospectus carefully, including the section describing the risks of investing in our class A common stock under the caption “Risk Factors” and our financial statements and related notes included elsewhere in this prospectus before making an investment decision. Some of the statements in this summary constitute forward-looking statements. For more information, please see “Cautionary Statements Regarding Forward-Looking Statements.”
Our Company
Overview
      We are the largest independent non-OEM designer and manufacturer of aerostructures in the world. Aerostructures are structural components such as fuselages, propulsion systems and wing systems for commercial and military aircraft. Spirit’s operations commenced on June 17, 2005 following the acquisition of Boeing’s commercial aerostructures manufacturing operations located in Wichita, Kansas, Tulsa, Oklahoma and McAlester, Oklahoma, which we collectively refer to as Boeing Wichita. We refer to this acquisition as the Boeing Acquisition. On April 1, 2006, we became a supplier to Airbus through our acquisition of the aerostructures division of BAE Systems, or BAE Aerostructures, headquartered in Prestwick, Scotland, which we refer to as the BAE Acquisition. Although Spirit Holdings is a recently-formed company, its predecessor, Boeing Wichita, had 75 years of operating history and expertise in the commercial and military aerostructures industry. For the 12 and one-half months ended June 29, 2006 (the 12 and one-half months following the Boeing Acquisition) we generated revenues of approximately $2,734 million and had a net loss of approximately $38 million. For the three months ended June 29, 2006, we generated revenues of approximately $855 million and net income of approximately $30 million.
      We are the largest independent supplier of aerostructures to both Boeing and Airbus. We manufacture aerostructures for every Boeing commercial aircraft currently in production, including over 70% of the airframe content for the Boeing B737. We were also awarded a contract that makes us the largest aerostructures content supplier on the Boeing B787, Boeing’s next generation twin aisle aircraft. Furthermore, we believe we are the largest content supplier for the wing for the Airbus A320 family and we are a significant supplier for Airbus’ new A380. Sales related to large commercial aircraft production, some of which may be used in military applications, represented approximately 98% of our revenues for the 12 and one-half months ended June 29, 2006.
      We derive our revenues primarily through long-term supply agreements with both Boeing and Airbus. For the 12 and one-half months ended June 29, 2006, approximately 88% and approximately 11% of our combined revenues (assuming the BAE Acquisition occurred on July 1, 2005) were generated from sales to Boeing and Airbus, respectively. We are currently the sole-source supplier of 96% of the products we sell to Boeing and Airbus, as measured by dollar value of the products sold. We are a critical partner to our customers due to the broad range of products we currently supply to them and our leading design and manufacturing capabilities using both metallic and composite materials. Under our supply agreements with Boeing and Airbus, we supply essentially all of our products for the life of the aircraft program (other than the A380), including commercial derivative models. For the A380 we have a long-term supply contract with Airbus that covers a fixed number of product units.
      We are organized into three principal reporting segments: (1) Fuselage Systems, which include the forward, mid- and rear fuselage sections, (2) Propulsion Systems, which include nacelles (aerodynamic engine enclosures which enhance propulsion installation efficiency, dampen engine noise and provide thrust reversing capabilities), struts/pylons (structures that attach engines to airplane wings) and engine structural components and (3) Wing Systems, which include wings, wing components and flight control surfaces. All other activities fall within the All Other segment. Fuselage Systems, Propulsion Systems,

Wing Systems and All Other represented approximately 48%, 27%, 24% and 1%, respectively, of our revenues for the quarter ended June 29, 2006, our first quarter following the BAE Acquisition.
Industry Overview
      Based on our research, the global market for aerostructures is estimated to have totaled $24 billion in annual sales in 2004. Currently, OEMs outsource approximately half of the aerostructures market to independent third parties such as ourselves. We expect the outsourcing of the design, engineering and manufacturing of aerostructures to increase as OEMs increasingly focus operations on final assembly and support services for their customers. The original equipment aerostructures market can be divided by end market application into three market sectors: (1) commercial (including regional and business jets), (2) military and (3) modifications, upgrades, repairs and spares. While we serve all three market sectors, we primarily derive our current revenues from the commercial market sector. We estimate that the commercial sector represents approximately 61% of the total aerostructures market, while the military sector represents approximately 28% and the modifications, upgrades, repairs and spares sector represents approximately 11%.
      Demand for commercial aerostructures is directly correlated to demand for new aircraft. New large commercial aircraft deliveries by Boeing and Airbus totaled 668 in 2005, up from 605 in 2004 and 586 in 2003, which was the most recent cyclical trough following the 1999 peak of 914 deliveries. Demand for aircraft has rebounded since 2003, resulting in record orders in 2005 for 2,057 Boeing and Airbus aircraft, which are expected to be delivered over the next several years. According to published estimates by Boeing and Airbus, they expect to deliver a combined total of approximately 825 commercial aircraft in 2006. As of June 30, 2006, Boeing and Airbus had a combined backlog of 4,141 commercial aircraft, which has grown from a combined backlog of 2,597 as of December 31, 2004.
Our Competitive Strengths
      We believe our key competitive strengths include:
      Leading Position in the Growing Commercial Aerostructures Market. We are the largest independent non-OEM commercial aerostructures manufacturer, with an estimated 19% market share among all aerostructures suppliers. We are under contract to provide aerostructure products for approximately 97% of the aircraft that comprise Boeing’s and Airbus’ commercial aircraft backlog as of June 30, 2006. The significant aircraft order backlog and our strong relationships with Boeing and Airbus should enable us to continue to profitably grow our core commercial aerostructures business.
      Participation on High Volume and Major Growth Platforms. We derive a high proportion of our Boeing revenues from Boeing’s high volume B737 program and a high proportion of our Airbus revenues from the high volume A320 program. The B737 and A320 families are Boeing’s and Airbus’ best selling commercial airplanes. We also have been awarded a significant amount of work on the major new twin aisle programs launched by Boeing and Airbus, the B787 and the A380.
      Stable Base Business. We have entered into exclusive long-term supply agreements with Boeing and Airbus, our two largest customers, making us the exclusive supplier for most of the business covered by these contracts. Under our supply agreements with Boeing and Airbus, we supply essentially all of our products for the life of the aircraft program (other than the A380), including commercial derivative models. For the A380, we have a long-term supply contract with Airbus that covers a fixed number of units. We believe our long-term supply contracts with our two largest customers provide us with a stable base business upon which to build.
      Strong Incumbent and Competitive Position. We have a strong incumbent position on the products we currently supply to Boeing and Airbus due not only to our long-term supply agreements, but also to our long-standing relationships with Boeing and Airbus, as well as to the high costs OEMs would incur to switch suppliers on existing programs. We have strong, embedded relationships with our primary customers as most of our senior management team are former Boeing or Airbus executives.

      We believe that OEMs incur significant costs to change aerostructures suppliers once contracts are awarded. Such changes after contract award require additional testing and certification, which may create production delays and significant costs for both the OEM and the new supplier. We also believe it would be cost prohibitive for other suppliers to duplicate our facilities and the over 20,000 major pieces of equipment that we own or operate. The combined insurable replacement value of all the buildings and equipment we own or operate is over $5 billion, including approximately $2.3 billion and approximately $1.7 billion for buildings and equipment, respectively, that we own and approximately $1.1 billion for other equipment used in the operation of our business. As a result, we believe that so long as we continue to meet our customers’ requirements, the probability of their changing suppliers on our current statement of work is quite low.
      Industry Leading Technology, Design Capabilities and Manufacturing Expertise. We possess industry-leading engineering capabilities that include significant expertise in structural design and technology, use of metallic and composite materials, stress analysis, systems engineering and acoustics technology. With approximately 800 degreed engineering and technical employees (including over 200 degreed contract engineers), we possess knowledge and manufacturing know-how that would be difficult for other suppliers to replicate.
      Competitive and Predictable Labor Cost Structure. In connection with the Boeing Acquisition, we achieved comprehensive cost reductions. The cornerstones to our cost reductions were: (1) labor savings, (2) pension and other benefit savings, (3) reduced corporate overhead, and (4) operational efficiency improvements. At the time of the acquisition, we reduced our workforce by 15% and entered into new labor contracts with our unions that established wage levels which are in-line with the local market. We also changed work rules and significantly reduced the number of job categories, resulting in greater flexibility in work assignments and increased productivity. We were also able to reduce pension costs, largely through a shift from a defined benefit plan to more predictable defined contribution and union-sponsored plans, and to reduce fringe benefits by increasing employee contributions to health care plans and decreasing retiree medical costs. In addition, we replaced corporate overhead previously allocated to Boeing Wichita when it was a division of Boeing with our own significantly lower overhead spending. As a result of these initiatives, we achieved approximately $200 million of annual recurring cost savings, assuming annual deliveries remain constant at 2005 rates. Moreover, as a result of our long-term collective bargaining agreements with most of our labor unions, our labor costs should be fairly predictable well into 2010.
      We have also begun to implement a number of operational efficiency improvements, including global sourcing to reduce supplier costs and realignment of our business units. Since the Boeing Acquisition, as a result of these efficiency initiatives, we expect to achieve approximately $80 million of additional average annual recurring cost savings, assuming annual deliveries remain constant at 2005 rates.
      Experienced Management Team with Significant Equity Ownership. We have an experienced and proven management team with an average of over 20 years of aerospace industry experience. Our management team has successfully expanded our business, reduced costs and established the stand alone operations of our business. After giving effect to this offering, members of our management team will hold common stock equivalent to approximately 0.5% of our company on a fully diluted basis.
Our Business Strategy
      Our goal is to remain a leading aerostructures manufacturer and to increase revenues while maximizing our profitability and growth. Our strategy includes the following:
      Support Increased Aircraft Deliveries. We value being the largest independent aerostructures supplier to both Boeing and Airbus and core to our business strategy is a determination to meet or exceed their expectations under our existing supply arrangements. We are constantly focused on improving our manufacturing efficiency and maintaining our high standards of quality and on-time delivery to meet these expectations. We are also focused on supporting our customers’ increase in new aircraft production and the introduction of key aircraft programs such as the Boeing B787 and the Airbus A380. We are adjusting our manufacturing processes, properties and facilities to accommodate an increase in production and a shift in mix to a higher ratio of larger aircraft, which generally have higher dollar value content.
      Win New Business from Existing and New Customers. We have established a sales and marketing infrastructure to support our efforts to win business from new and existing customers. We believe that we are well positioned to win additional work from Boeing and Airbus, given our strong relationships, our size, design and build capabilities and our financial resources, which are necessary to make proper investments. We believe that opportunities for increased business from our customers will arise on work that they currently produce internally but that they might shift to an external supplier in the future and work on new aircraft programs. As an independent company following the Boeing Acquisition, we now have significant opportunities to increase our sales to OEMs other than Boeing. We believe our design, engineering and manufacturing capabilities are highly attractive to potential new customers and provide a competitive advantage in winning new aerostructures business. We have won several significant contracts from non-Boeing customers in competitive bid situations since the Boeing Acquisition.
      Research and Development Investment in Next Generation Technologies. We invest in direct research and development for current programs to strengthen our relationships with our customers and new programs to generate new business. As part of our research and development effort, we work closely with OEMs and integrate our engineering teams into their design processes. We believe our close coordination with OEMs positions us to win new business on new commercial and military platforms.
      Provide New Value-Added Services to our Customers. We believe we are one of the few independent suppliers that possess the core competencies to not only manufacture, but also to integrate and assemble complex system and structural components. For example, we have been selected to assemble and integrate avionics, electrical systems, hydraulics, wiring and other components for the forward fuselage and pylons for the Boeing B787. As a result, Boeing expects to be able to ultimately assemble a B787 so that it is ready for test flying within three days after it receives our shipset, as compared to 25 to 30 days for assembly of a B737. We believe our ability to integrate complex components into aerostructures is a service that greatly benefits our customers by reducing their flow time and inventory holding costs.
      Continued Improvement to our Low Cost Structure. Although we achieved significant cost reductions at the time of acquisition, we remain focused on further reducing costs. There continue to be cost saving opportunities in our business and we have identified and begun to implement them. We expect that most of our future cost saving opportunities will arise from increased productivity, continued outsourcing of non-core activities, and improved procurement and sourcing through our global sourcing initiatives. We believe our strategic sourcing expertise should allow us to develop and manage low-cost supply chains in Asia and Central Europe. Our goal is to continue to increase our material sourcing from low-cost jurisdictions.
      Pursue Strategic Acquisitions on an Opportunistic Basis. The commercial aerostructures market is highly fragmented with many small private businesses and divisions of larger public companies. Given the market fragmentation, coupled with the trend by OEMs to outsource work to Tier 1 manufacturers that coordinate suppliers and integrate systems into airframes that they manufacture, we believe our industry could experience significant consolidation in the coming years. Although our main focus is to grow our business organically, we believe we are well positioned to capture additional market share and diversify our current business through opportunistic strategic acquisitions.
The Boeing Acquisition and Related Transactions
      In December 2004 and February 2005, an investor group led by Onex Partners LP and Onex Corporation formed Spirit and Spirit Holdings, respectively, for the purpose of acquiring Boeing Wichita. The Boeing Acquisition was completed on June 16, 2005. Prior to the acquisition, Boeing Wichita functioned as an internal supplier of parts and assemblies for Boeing’s airplane programs and had very few sales to third parties. See “The Transactions — The Boeing Acquisition.”
      In connection with the Boeing Acquisition, we entered into a long-term supply agreement under which we are Boeing’s exclusive supplier for substantially all of the products and services provided by

Boeing Wichita to Boeing prior to the Boeing Acquisition. Pricing for existing products on in-production models is contractually set through May 2013, with average prices decreasing at higher volume levels and increasing at lower volume levels, thereby helping to protect our margins if volume is reduced. We also entered into a long-term supply agreement for Boeing’s new B787 platform covering the life of this platform, including commercial derivatives. Under this contract we will be Boeing’s exclusive supplier for the forward fuselage, fixed and moveable leading wing edges and struts for the B787. Pricing for these products on the B787-8 model is generally set through 2021, with prices decreasing as cumulative production volume levels are achieved.
The BAE Acquisition
      On April 1, 2006, through our wholly-owned subsidiary, Spirit AeroSystems (Europe) Limited, or Spirit Europe, we acquired BAE Aerostructures. Spirit Europe manufactures leading and trailing wing edges and other wing components for commercial aircraft programs for Airbus and Boeing and produces various aerostructure components for certain Raytheon business jets. The BAE Acquisition provides us with a foundation to increase future sales to Airbus, as Spirit Europe is a key supplier of wing and flight control surfaces for the A320 platform, Airbus’ core single aisle program, and of wing components for the A380 platform, one of Airbus’ most important new programs and the world’s largest commercial passenger aircraft.
Company Information
      Spirit Holdings, formerly known as Mid-Western Aircraft Systems Holdings, Inc., is a Delaware corporation that was formed on February 7, 2005. Spirit Holdings is the parent company of Spirit. Spirit’s predecessor, Boeing Wichita, had more than 75 years of operating history as a division of Boeing. Our principal executive offices are located at 3801 South Oliver, Wichita, Kansas 67210 and our telephone number at that address is (316) 526-9000. Our website address is www.spiritaero.com. Information contained on our website is not part of this prospectus and is not incorporated in this prospectus by reference.
Our Principal Equity Investor
      Onex Partners LP is an approximately $2 billion private equity fund established in 2003 by Onex Corporation. Onex Partners LP provides committed capital for Onex-sponsored acquisitions. Onex Corporation is a diversified company with annual consolidated revenues of approximately $15.7 billion and 138,000 employees. Onex’s subordinate voting shares are listed and traded on the Toronto Stock Exchange under the symbol “OCX”. Onex is one of Canada’s largest companies with global operations in the service, manufacturing and technology industries. Onex has extensive experience carving divisions out of large, multinational corporations and establishing them as stand alone enterprises. Other Onex operating companies include Celestica Inc., Center for Diagnostic Imaging, Inc., Cineplex Entertainment Limited Partnership, ClientLogic Corporation, Cosmetic Essence, Inc., Emergency Medical Services Corporation, Radian Communication Services Corporation, Res-Care, Inc. and Skilled Healthcare Group, Inc.
      Upon completion of this offering, Onex entities will beneficially own an aggregate of approximately 58.3% of our common stock and 92.1% of our combined voting power. See “Principal and Selling Stockholders.”

Summary Risk Factors
      Investing in our class A common stock involves risks. You should refer to the section entitled “Risk Factors” for a discussion of certain risks you should consider before deciding whether to invest in our class A common stock. Some of these risks are set forth below.
      Sensitivity of Business to External Factors. Our business is sensitive to aircraft orders by and deliveries to commercial airlines, which are subject to general world safety and economic conditions, including fuel prices, that affect the demand for air transportation. Furthermore, the market in which we operate is cyclical, which affects our business and operating results.
      Dependence on Boeing and, to a Lesser Extent, Airbus. We are dependent on Boeing and, to a lesser extent, Airbus, to continue to demand our products. In particular, we are dependent on Boeing’s demand for a single aircraft program, the B737, which accounted for approximately 62% of our revenues for the 12 and one-half months ended June 29, 2006. Although we intend to diversify our customer base, we expect that Boeing and, to a lesser extent, Airbus, will continue to account for a substantial portion of our sales for the foreseeable future.
      Historical and Ongoing Relationship with Boeing. Our historical and ongoing relationship with Boeing may be a potential deterrent to potential and existing customers, including Airbus. Even though we believe that we have sufficient resources to service multiple OEMs, competitors of Boeing may see our relationship with Boeing as creating a conflict of interest, which would limit our ability to increase our customer base.
      Dependence Upon the Success of Boeing’s New B787 Program. We are dependent, in large part, on the success of Boeing’s new B787 program. If there is not sufficient demand for the B787 aircraft, or if there are technological problems or other delays in the regulatory certification or manufacturing and delivery schedule, our business, financial condition and results of operations may be materially adversely affected.
      Very Competitive Business Environment. We face competition from aircraft manufacturers choosing not to outsource production of aerostructures as well as from third party aerostructures suppliers, including companies with greater financial resources than ours.
      Fixed-Price Contracts. We have fixed-price contracts, which may commit us to unfavorable terms. We bear the risk that increased or unexpected costs may reduce our profit margins or cause us to sustain losses on these contracts.

The Offering

Class A common stock offered by us	10,416,667 shares

Class A common stock offered by the selling stockholders	41,666,667 shares

Common stock outstanding after this offering	52,083,334 shares of class A common stock and 75,673,868 shares of class B common stock

Voting rights of class A common stock	Our class A common stock is entitled to one vote per share. Our class B common stock, which is not being offered in this offering but votes together with our class A common stock as a single class, is entitled to ten votes per share (reducing to one vote per share under certain limited circumstances). Our class B common stock, which is convertible into shares of our class A common stock on a 1-for-1 basis, is identical to our class A common stock in all other respects.

Use of proceeds	We estimate that the net proceeds from the sale of shares of our class A common stock in this offering will be approximately $229 million. We will not receive any proceeds from the sale of shares by the selling stockholders.

We intend to use the net proceeds from this offering to repay approximately $100 million of debt under our senior secured credit facility and to pay approximately $129 million of the obligations which will become due upon the closing of the offering under our Union Equity Participation Plan. See “Use of Proceeds.”

Dividend policy	We currently do not intend to pay cash dividends and, under conditions in which our cash is below specified levels, are prohibited from doing so under credit agreements governing our credit facilities.

Risk factors	See “Risk Factors” on page 11 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our class A common stock.

Proposed NYSE symbol	“SPR”
      The number of shares of class A common stock being offered in this offering represents 40.8% of our outstanding common stock and 6.4% of our combined voting power, in each case after giving effect to this offering. For more information on the ownership of our common stock, see “Principal and Selling Stockholders.”
      Except as otherwise indicated, all of the information presented in this prospectus assumes the following:

•	no exercise by the underwriters of their option to purchase additional shares;

•	the anticipated 3-for-1 stock split of our common stock that will occur immediately prior to the consummation of this offering;

•	the exclusion of 5,006,829 shares of class A common stock to be issued pursuant to our Union Equity Participation Plan (5,020,496 shares if the underwriters’ over-allotment option is exercised in full) as a result of the closing of this offering (which shares will be issued on or prior to March 15, 2007);

•	the exclusion of 6,939,979 shares issued to certain members of our management and to certain directors of Spirit which are subject to vesting requirements under our benefit plans; and

•	the exclusion of 860,224 Units of phantom stock issued pursuant to our Supplemental Executive Retirement Plan.

Summary Historical and Pro Forma Financial Data
      Set forth below is a summary of certain of our historical consolidated financial data for the periods and at the dates indicated. Results for periods prior to and including June 16, 2005 reflect data of our predecessor, Boeing Wichita, or the Predecessor, for financial accounting purposes. Results for periods beginning on or after June 17, 2005 reflect our financial data after the Boeing Acquisition. Financial data as of and for the years ended December 31, 2003 (Predecessor) and December 31, 2004 (Predecessor), for the period from January 1, 2005 through June 16, 2005 (Predecessor), as of June 16, 2005 (Predecessor), for the period from June 17, 2005 through December 29, 2005 (Spirit Holdings), and as of December 29, 2005 (Spirit Holdings) are derived from the restated audited consolidated financial statements of the Predecessor or Spirit Holdings, as applicable, included in this prospectus. Financial data as of and for the six months ended June 29, 2006 (Spirit Holdings) are derived from the restated unaudited consolidated financial statements of Spirit Holdings included in this prospectus which, in the opinion of management, include all normal, recurring adjustments necessary to state fairly the data included therein in accordance with U.S. generally accepted accounting principles, or GAAP, for interim financial information. Interim results are not necessarily indicative of the results to be expected for the entire fiscal year.
      The Predecessor’s historical financial data for periods and as of dates prior to the Boeing Acquisition are not comparable with Spirit Holdings’ financial data for periods and as of dates subsequent to the Boeing Acquisition. Prior to the Boeing Acquisition, the Predecessor was a division of Boeing and was not a separate legal entity. Historically, the Predecessor functioned as an internal supplier of parts and assemblies to Boeing airplane programs and had insignificant sales to third parties. It operated as a cost center of Boeing, meaning that it recognized the cost of products manufactured for Boeing Commercial Airplanes, or BCA, programs but did not recognize any corresponding revenues for those products. No intra-company pricing was established for the parts and assemblies that the Predecessor supplied to Boeing.
      On the closing date of the Boeing Acquisition, Spirit entered into exclusive supply agreements with Boeing pursuant to which Spirit began to supply parts and assemblies to Boeing at pricing established under those agreements, and began to operate as a stand alone entity with revenues and its own accounting records. In addition, prior to the Boeing Acquisition, certain costs were allocated to the Predecessor which were not necessarily representative of the costs the Predecessor would have incurred for the corresponding functions had it been a stand alone entity. At the time of the Boeing Acquisition significant cost savings were realized through labor savings, pension and other benefit savings, reduced corporate overhead and operational improvements. As a result of these substantial changes which occurred concurrently with the Boeing Acquisition, the Predecessor’s historical financial data for periods and as of dates prior to the Boeing Acquisition are not comparable with Spirit Holdings’ financial data for periods and as of dates subsequent to the Boeing Acquisition.
      The summary pro forma consolidated financial information for the period from June 17, 2005 through December 29, 2005, and the six month period ended June 29, 2006 reflect the completion of this offering and the application of the proceeds therefrom, assuming that the offering was consummated on January 1, 2005. The unaudited pro forma consolidated financial information is presented for informational purposes only and does not purport to represent what our results of operations would have been had the Boeing Acquisition and this offering occurred on the dates indicated above or to project results of operations for any future period.
      You should read the summary consolidated financial data set forth below in conjunction with “Capitalization,” “Unaudited Pro Forma Consolidated Financial Data,” “Selected Consolidated Financial Information and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our restated consolidated financial statements and related notes contained elsewhere in this prospectus.

	Spirit Holdings				Predecessor

			Unaudited Pro Forma As
			Adjusted for this Offering		Period
		Period from			from
		June 17,	Six	Period from	January 1,
	Six Months	2005	Months	June 17,	2005	Fiscal Year Ended
	Ended	through	Ended	2005 through	through
	June 29,	December 29,	June 29,	December 29,	June 16,	December 31,	December 31,
	2006(1)	2005(1)	2006	2005	2005	2004	2003

	(restated)	(restated)
			(Dollars in millions)
Statement of Operations Data:
Net sales/total cost transferred	$1,526	$1,208	$1,526	$1,208	$ N/A	$ N/A	$ N/A
Costs of sales/products transferred	1,249	1,057	1,249	1,057	1,164	2,074	2,064
SG&A, R&D, other period costs(2)	170	219	170	218	91	173	144
Total costs and expenses	1,419	1,276	1,419	1,275	1,254	2,247	2,208

Operating income (loss)	107	(68)	108	(67)	N/A	N/A	N/A

Interest expense and financing fee amortization	(23)	(25)	(19)	(22)	N/A	N/A	N/A
Interest income	14	16	14	16	N/A	N/A	N/A
Other income (loss), net	3	1	3	1	N/A	N/A	N/A
Net income (loss) before taxes	101	(76)	106	71	N/A	N/A	N/A
Provision for income taxes	(49)	(14)	(49)	(14)	N/A	N/A	N/A

Net income (loss)	$52	$(90)	$57	$(85)	N/A	N/A	N/A

Basic weighted average number of common shares outstanding	113.9	113.5	133.2	132.6	N/A	N/A	N/A
Basic net income (loss) per share applicable to common stock	$0.46	$(0.80)	$0.43	$(0.64)	N/A	N/A	N/A
Diluted weighted average number of common shares outstanding	120.9	113.5	135.9	132.6	N/A	N/A	N/A
Diluted net income (loss) per share applicable to common stock	$0.43	$(0.80)	$0.42	$(0.64)	N/A	N/A	N/A
Other Financial Data:
EBITDA	$126	$(38)	$127	$(25)	N/A	N/A	N/A
Capital expenditures	$180	$145	$180	$145	$48	$54	$43
Balance Sheet Data (end of period)(3):
Cash and cash equivalents	$126	$241	$101	N/A	$1	$3	$4
Working capital(4)	$598	$436	$598	N/A	$431	$481	$474
Total assets	$2,109	$1,657	$2,080	N/A	$1,020	$1,044	$1,093
Total long-term debt	$707	$710	$607	N/A	N/A	N/A	N/A
Shareholders’ equity	$424	$326	$374	N/A	N/A	N/A	N/A
Reconciliation of Net Income to EBITDA:
Net income (loss)	$52	$(90)	$57	$(85)	N/A	N/A	N/A
Income taxes	49	14	49	14	N/A	N/A	N/A
Interest expense and financing fee amortization	23	25	19	22	N/A	N/A	N/A
Interest income	(14)	(16)	(14)	(16)
Depreciation and amortization(5)	16	29	16	29	40	91	97
EBITDA(6)	$126	$(38)	$127	$(36)	N/A	N/A	N/A

Adjusted EBITDA(7)	$203	$74	$204	$76	N/A	N/A	N/A

(1)	See Note 2 of the restated consolidated financial statements for further information regarding the restatement.

(2)	Includes non-cash stock compensation expense of $26 million, $35 million, $16 million, $21 million, $22 million, $23 million and $13 million for the respective periods starting with the six months ended June 29, 2006.

(3)	Each $1.00 increase or decrease in the assumed initial public offering price of $24.00 per share, the midpoint of the range on the cover of the prospectus, would increase or decrease, as applicable, our pro forma cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $10 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

(4)	Ending balance of accounts receivable, inventory and accounts payable on net basis.

(5)	Excludes financing fee amortization.

(6)	“EBITDA” represents net income before interest expense, interest income, income tax provision and depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined in accordance with U.S. GAAP, and our calculations thereof may not be comparable to similarly entitled measures reported by other companies. We present EBITDA because we believe it is a useful indicator of our operating performance. Our management uses EBITDA principally as a measure of our operating performance and believes that EBITDA is useful to investors because it is frequently used by investors and other interested parties to evaluate a company’s operating performance in industries similar to ours without regard to items such as interest and debt expense, income tax expense and depreciation and amortization, which can vary substantially from company to company depending upon, among other things, accounting methods, book value of assets, capital structure and the method by which assets are acquired. In addition, we believe that the investment community uses EBITDA to compare companies with different capital structures in capital intensive industries such as the aerospace industry. Our management uses EBITDA as a measure of our ability to service indebtedness and for planning purposes, including the preparation of our annual operating budget (including planned capital expenditures and working capital requirements) and financial projections. EBITDA, as presented, may not be comparable to similarly titled measures of other companies.

EBITDA does not represent and should not be considered as an alternative to results of operations under U.S. GAAP and has significant limitations as an analytical tool. Although we use EBITDA as a measure to assess the performance of our business, the use of EBITDA is limited because it excludes certain material costs. For example, it does not include interest expense, which is a necessary element of our costs and ability to generate revenue, because we have borrowed money in order to finance our operations. Because we use capital assets, depreciation expense is a necessary element of our costs and ability to generate revenue. EBITDA also does not include the payment of taxes, which is also a necessary element of our operations. Because EBITDA does not account for these expenses, its utility as a measure of our operating performance has material limitations. Because of these limitations management does not view EBITDA in isolation or as a primary performance measure and also uses other measures, such as net income, net sales, bookings and operating income, to measure operating performance.

(7)	The following table shows certain items which are included in EBITDA. We believe this table, when reviewed in connection with our presentation of EBITDA, provides another useful tool to our management and investors for measuring comparative operating performance between time periods and among companies. In addition to EBITDA, our management assesses the adjustments presented in this table when preparing our annual operating budget and financial projections. Furthermore, these adjustments are also significant elements of the adjusted EBITDA calculation used by our senior lenders in determining whether we are in default under certain covenants in our senior secured credit facility. Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies.

	Spirit Holdings

		Period from
	Six Months	June 17, 2005
	Ended June 29,	through
	2006	December 29, 2005

	(restated)	(restated)
	(Dollars in millions)
EBITDA	$126	$(38)

B787 development costs(a)	64	76
Transition expense(b)	13	36

Subtotal	77	112

Adjusted EBITDA	$203	$74

(a)	Represents B787 research and development costs which are expensed and defined as an allowable addback for the purpose of calculating EBITDA in the credit agreement governing one of Spirit’s credit facilities. Boeing and Airbus implement new aircraft programs infrequently and at such times, it is necessary for us to make a significant investment in non-recurring research and development to ensure that we have the necessary expertise to complete our portion of the content of the program.

(b)	Represents non-recurring costs associated with establishing a stand alone business.

RISK FACTORS
      An investment in our class A common stock involves a high degree of risk. You should carefully consider the factors described below in addition to the other information set forth in this prospectus before deciding whether to make an investment in our class A common stock. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.
Risk Factors Related to our Business and Industry
Our commercial business is cyclical and sensitive to commercial airlines’ profitability. The business of commercial airlines is, in turn, affected by general economic conditions and world safety considerations.
      We compete in the aerostructures segment of the aerospace industry. Our business is affected indirectly by the financial condition of the commercial airlines and other economic factors, including general economic conditions and world safety considerations, that affect the demand for air transportation. Specifically, our commercial business is dependent on the demand from passenger airlines for the production of new aircraft. Accordingly, demand for our commercial products is tied to the worldwide airline industry’s ability to finance the purchase of new aircraft and the industry’s forecasted demand for seats, flights and routes. Similarly, the size and age of the worldwide commercial aircraft fleet affects the demand for new aircraft and, consequently, for our products. Such factors, in conjunction with evolving economic conditions, cause the market in which we operate to be cyclical to varying degrees, thereby affecting our business and operating results.
      During the past several years, softening of the global and U.S. economies, reduced corporate travel spending, excess capacity in the market for commercial air travel, changing pricing models among airlines and significantly increased fuel, security and insurance costs have resulted in many airlines reporting, and continuing to forecast, significant net losses. Moreover, during recent years, in addition to the generally soft global and U.S. economies, the September 11, 2001 terrorist attacks, conflicts in Iraq and Afghanistan and concerns relating to the transmission of SARS have contributed to diminished demand for air travel. Many major U.S. air carriers have parked or retired a portion of their fleets and have reduced workforces and flights to mitigate their large losses. From 2001 to 2003, numerous carriers rescheduled or canceled orders for aircraft to be purchased from the major aircraft manufacturers, including Boeing and Airbus. Any protracted economic slump or future terrorist attacks, war or health concerns, including the prospect of human transmission of the Avian Flu Virus, could cause airlines to cancel or delay the purchase of additional new aircraft. If demand for new aircraft decreases, there would likely be a decrease in demand for our commercial aircraft products and our business, financial condition and results of operations could be materially adversely affected.
Our business could be materially adversely affected if one of our components causes an aircraft accident.
      Our operations expose us to potential liabilities for personal injury or death as a result of the failure of an aircraft component that has been designed, manufactured or serviced by us or our suppliers. While we believe that our liability insurance is adequate to protect us from future product liability claims, it may not be adequate. Also, we may not be able to maintain insurance coverage in the future at an acceptable cost. Any such liability not covered by insurance or for which third party indemnification is not available could require us to dedicate a substantial portion of our cash flows to make payments on such liability, which could have a material adverse effect on our business, financial condition and results of operations.
      An accident caused by one of our components could also damage our reputation for quality products. We believe our customers consider safety and reliability as key criteria in selecting a provider of aerostructures. If an accident were to be caused by one of our components, or if we were otherwise to fail to maintain a satisfactory record of safety and reliability, our ability to retain and attract customers could be materially adversely affected.

Because we depend on Boeing and, to a lesser extent, Airbus, as our largest customers, our sales, cash flows from operations and results of operations will be negatively affected if either Boeing or Airbus reduces the number of products it purchases from us or if either experiences business difficulties.
      Currently, Boeing is our largest customer and Airbus is our second-largest customer. For the 12 and one-half months ended June 29, 2006, approximately 88% and approximately 11% of our combined revenues (assuming the BAE Acquisition occurred on July 1, 2005) were generated from sales to Boeing and Airbus, respectively. Although we intend to diversify our customer base by entering into supply arrangements with additional customers, we cannot assure you that we will be successful in doing so. Even if we are successful in retaining new customers, we expect that Boeing and, to a lesser extent, Airbus, will continue to account for a substantial portion of our sales for the foreseeable future. Although we are a party to various supply contracts with Boeing and Airbus which obligate Boeing and Airbus to purchase all of their requirements for certain products from us, if we breach certain obligations under these supply agreements and Boeing or Airbus exercises its right to terminate such agreements, our business will be materially adversely affected. In addition, we have agreed to a limitation on recoverable damages in the event Boeing wrongfully terminates our main supply agreement with it with respect to any model of airplane program, so if this occurs, we may not be able to recover the full amount of our actual damages. Furthermore, if Boeing or Airbus (1) experiences a decrease in requirements for the products which we supply to it, (2) experiences a major disruption in its business, such as a strike, work stoppage or slowdown, a supply chain problem or a decrease in orders from its customers or (3) files for bankruptcy protection, our business, financial condition and results of operations could be materially adversely affected.
Our largest customer, Boeing, operates in a very competitive business environment.
      Boeing operates in a highly competitive industry. Competition from Airbus, Boeing’s main competitor, as well as from regional jet makers, has intensified as these competitors expand aircraft model offerings and competitively price their products. As a result of this competitive environment, Boeing continues to face pressure on product offerings and sale prices. While we do have supply agreements with Airbus, we currently have substantially more business with Boeing and thus any adverse impact on Boeing’s production of aircraft resulting from this competitive environment may have a material adverse impact on our business, financial condition and results of operations.
Potential and existing customers, including Airbus, may view our historical and ongoing relationship with Boeing as a deterrent to providing us with future business.
      We operate in a highly competitive industry and any of our other potential or existing customers, including Airbus, may be threatened by our historical and ongoing relationship with Boeing. Prior to the Boeing Acquisition, Boeing Wichita functioned as an internal supplier of parts and assemblies for Boeing’s aircraft programs and had very few sales to third parties. Other potential and existing customers, including Airbus, may be deterred from using the same supplier that previously produced aerostructures solely for Boeing. Although we believe we have sufficient resources to service multiple OEMs, competitors of Boeing may see a conflict of interest in our providing both them and Boeing with the parts for their different aircraft programs. If we are unable to successfully develop our relationship with other customers and OEMs, including Airbus, we may be unable to increase our customer base. If there is not sufficient demand for our business, our financial condition and results of operations could be materially adversely affected.
Our business depends, in large part, on sales of components for a single aircraft program, the B737.
      For the 12 and one-half months ended June 29, 2006, approximately 62% of our revenues were generated from sales of components to Boeing for the B737 aircraft. While we have entered into long-term supply agreements with Boeing to continue to provide components for the B737 for the life of the aircraft program, including commercial and the military Multi-mission Maritime Aircraft, or MMA, derivatives, Boeing does not have any obligation to purchase components from us for any replacement for the B737 that is not a commercial derivative model. In the event Boeing develops a next generation single-aisle aircraft program to replace the B737 which is not a commercial derivative, we may not have the next generation technology, engineering and manufacturing capability necessary to obtain significant aerostructures supply business for such replacement program, may not be able to provide components for such replacement program at competitive prices or, for other reasons, may not be engaged by Boeing to the extent of our involvement in the B737 or at all. If we were unable to obtain significant aerostructures supply business for the B737 replacement program, our business, financial condition and results of operations could be materially adversely affected.
Our business depends on the success of a new model aircraft, the B787.
      The success of our business will depend, in large part, on the success of Boeing’s new B787 program. We have entered into supply agreements with Boeing pursuant to which we will be a Tier 1 supplier to the B787 program. We have made and will continue to make a significant investment in this program before the first commercial delivery of a B787 aircraft, which is scheduled for 2008. If there is not sufficient demand for the B787 aircraft, or if there are technological problems or significant delays in the regulatory certification or manufacturing and delivery schedule for such aircraft, our business, financial condition and results of operations may be materially adversely affected.
We incur risk associated with new programs.
      New programs with new technologies typically carry risks associated with design responsibility, development of new production tools, hiring and training of qualified personnel, increased capital and funding commitments, ability to meet customer specifications, delivery schedules and unique contractual requirements, supplier performance, ability of the customer to meet its contractual obligations to us, and our ability to accurately estimate costs associated with such programs. In addition, any new aircraft program may not generate sufficient demand or may experience technological problems or significant delays in the regulatory certification or manufacturing and delivery schedule. If we were unable to perform our obligations under new programs to the customer’s satisfaction, if we were unable to manufacture products at our estimated costs or if a new program in which we had made a significant investment experienced weak demand, delays or technological problems, our business, financial condition and results of operations could be materially adversely affected.
      In addition, beginning new work on existing programs also carries risks associated with the transfer of technology, knowledge and tooling.
Our operations depend on our ability to maintain continuing, uninterrupted production at our manufacturing facilities. Our production facilities are subject to physical and other risks that could disrupt production.
      Our manufacturing facilities could be damaged or disrupted by a natural disaster, war, terrorist activity or sustained mechanical failure. Although we have obtained property damage and business interruption insurance, a major catastrophe, such as a fire, flood, tornado or other natural disaster at any of our sites, war or terrorist activities in any of the areas where we conduct operations or the sustained mechanical failure of a key piece of equipment could result in a prolonged interruption of all or a substantial portion of our business. Any disruption resulting from these events could cause significant delays in shipments of products and the loss of sales and customers and we may not have insurance to adequately compensate us for any of these events. A large portion of our operations takes place at one facility in Wichita, Kansas and any significant damage or disruption to this facility in particular would materially adversely affect our ability to service our customers.
We operate in a very competitive business environment.
      Competition in the aerostructures segment of the aerospace industry is intense. Although we have entered into requirements contracts with Boeing and Airbus under which we are their exclusive supplier for certain aircraft parts, in trying to expand our customer base and the types of parts we make we will face substantial competition from both OEMs and non-OEM aerostructures suppliers.
      OEMs may choose not to outsource production of aerostructures due to, among other things, their own direct labor and other overhead considerations and capacity utilization at their own facilities. Consequently, traditional factors affecting competition, such as price and quality of service, may not be significant determinants when OEMs decide whether to produce a part in-house or to outsource.
      Our principal competitors among aerostructures suppliers are Alenia Aeronautica, Fuji Aerospace Technology Co., Ltd., GKN Aerospace, The Goodrich Corporation, Kawasaki Precision Machinery (U.S.A.), Inc., Mitsubishi Electric Corporation, Saab AB, Snecma, Triumph Group, Inc. and Vought Aircraft Industries. Some of our competitors have greater resources than we do and, therefore, may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, or devote greater resources to the promotion and sale of their products than we can. Providers of aerostructures have traditionally competed on the basis of cost, technology, quality and service. We believe that developing and maintaining a competitive advantage will require continued investment in product development, engineering, supply chain management and sales and marketing, and we may not have enough resources to make such investments. For these reasons, we may not be able to compete successfully in this market or against such competitors, which could have a material adverse effect on our business, financial condition and results of operations.
High switching costs may substantially limit our ability to obtain business that is currently under contract with other suppliers.
      Once a contract is awarded by an OEM to an aerostructures supplier, the OEM and the supplier are typically required to spend significant amounts of time and capital on design, manufacture, testing and certification of tooling and other equipment. For an OEM to change suppliers during the life of an aircraft program, further testing and certification would be necessary, and the OEM would be required either to move the tooling and equipment used by the existing supplier for performance under the existing contract, which may be expensive and difficult (or impossible), or to manufacture new tooling and equipment. Accordingly, any change of suppliers would likely result in production delays and additional costs to both the OEM and the new supplier. These high switching costs may make it more difficult for us to bid competitively against existing suppliers and less likely that an OEM will be willing to switch suppliers during the life of an aircraft program, which could materially adversely affect our ability to obtain new work on existing aircraft programs.
Pre-Boeing Acquisition financial statements are not comparable to post-Boeing Acquisition statements and, because of our limited operating history, nothing in our financial statements can show you how we would operate in a market downturn.
      Our historical financial statements prior to the Boeing Acquisition are not comparable to our financial statements subsequent to June 16, 2005. Historically, Boeing Wichita was operated as a cost center of BCA and recognized the cost of products manufactured for BCA programs without recognizing any corresponding revenues for those products. Accordingly, the financial statements with respect to periods prior to the Boeing Acquisition and the pro forma financial information included in this prospectus do not represent the financial results that would have been achieved had Boeing Wichita been operated as a stand alone entity during those periods. Additionally, our financial statements are not indicative of how we would operate through a market downturn. Since the Boeing Acquisition on June 16, 2005, we have operated in a market experiencing an upturn, with both Boeing and Airbus posting record orders in 2005. Our financial results from this limited history cannot give you any indication of our ability to operate in a market experiencing significantly lower demand for our products and the products of our customers. As such, we cannot assure you that we will be able to successfully operate in such a market.

Increases in labor costs, potential labor disputes and work stoppages at our facilities or the facilities of our suppliers or customers could materially adversely affect our financial performance.
      Our financial performance is affected by the availability of qualified personnel and the cost of labor. A majority of our workforce is represented by unions. If our workers were to engage in a strike, work stoppage or other slowdown, we could experience a significant disruption of our operations, which could cause us to be unable to deliver products to our customers on a timely basis and could result in a breach of our supply agreements. This could result in a loss of business and an increase in our operating expenses, which could have a material adverse effect on our business, financial condition and results of operations. In addition, our non-unionized labor force may become subject to labor union organizing efforts, which could cause us to incur additional labor costs and increase the related risks that we now face.
      We have agreed with Boeing to continue to operate substantial manufacturing operations in Wichita, Kansas until at least June 16, 2015. As a result, we may not be able to utilize lower cost labor from other locations. This may prevent us from being able to offer our products at prices which are competitive in the marketplace and could have a material adverse effect on our ability to generate new business.
      In addition, many aircraft manufacturers, airlines and aerospace suppliers have unionized work forces. In 2005, a labor strike by unionized employees at Boeing, our largest customer, temporarily halted commercial aircraft production by Boeing, which had a significant short-term adverse impact on our operations. Additional strikes, work stoppages or slowdowns experienced by aircraft manufacturers, airlines or aerospace suppliers could reduce our customers’ demand for additional aircraft structures or prevent us from completing production of our aircraft structures.
Our business may be materially adversely affected if we lose our government, regulatory or industry approvals, if more stringent government regulations are enacted or if industry oversight is increased.
      The Federal Aviation Administration, or FAA, prescribes standards and qualification requirements for aerostructures, including virtually all commercial airline and general aviation products, and licenses component repair stations within the United States. Comparable agencies, such as the Joint Aviation Authorities, or JAA, in Europe, regulate these matters in other countries. If we fail to qualify for or obtain a required license for one of our products or services or lose a qualification or license previously granted, the sale of the subject product or service would be prohibited by law until such license is obtained or renewed and our business, financial condition and results of operations could be materially adversely affected. In addition, designing new products to meet existing regulatory requirements and retrofitting installed products to comply with new regulatory requirements can be expensive and time consuming.
      From time to time, the FAA, the JAA or comparable agencies propose new regulations or changes to existing regulations. These changes or new regulations generally increase the costs of compliance. To the extent the FAA, the JAA or comparable agencies implement regulatory changes, we may incur significant additional costs to achieve compliance.
      In addition, certain aircraft repair activities we intend to engage in may require the approval of the aircraft’s OEM. Our inability to obtain OEM approval could materially restrict our ability to perform such aircraft repair activities.
We are subject to regulation of our technical data and goods under U.S. export control laws.
      As a manufacturer and exporter of defense and dual-use technical data and commodities, we are subject to U.S. laws and regulations governing international trade and exports, including but not limited to the International Traffic in Arms Regulations, administered by the U.S. Department of State, and the Export Administration Regulations, administered by the U.S. Department of Commerce. Collaborative agreements that we may have with foreign persons, including manufacturers and suppliers, are also subject to U.S. export control laws. In addition, we are subject to trade sanctions against embargoed countries, administered by the Office of Foreign Assets Control within the U.S. Department of the Treasury.

      A determination that we have failed to comply with one or more of these export controls or trade sanctions could result in civil or criminal penalties, including the imposition of fines upon us as well as the denial of export privileges and debarment from participation in U.S. government contracts. Additionally, restrictions may be placed on the export of technical data and goods in the future as a result of changing geo-political conditions. Any one or more of such sanctions could have a material adverse effect on our business, financial condition and results of operations.
We are subject to environmental regulation and our ongoing operations may expose us to environmental liabilities.
      Our operations, are subject to extensive regulation under environmental, health and safety laws and regulations in the United States and the United Kingdom. We may be subject to potentially significant fines or penalties, including criminal sanctions, if we fail to comply with these requirements. We have made, and will continue to make, significant capital and other expenditures in order to comply with these laws and regulations. We cannot predict with certainty what environmental legislation will be enacted in the future or how existing laws will be administered or interpreted. Our operations involve the use of large amounts of hazardous substances and generate many types of wastes. Spills and releases of these materials may subject us to clean-up liability. We cannot assure you that the aggregate amount of future clean-up costs and other environmental liabilities will not be material.
      Boeing, our predecessor at the Wichita facility, is under an administrative consent order issued by the Kansas Department of Health and Environment, or KDHE, to contain and clean-up contaminated groundwater which underlies a majority of the site. Pursuant to this order and its agreements with us, Boeing has a long-term remediation plan in place, and treatment, containment and remediation efforts are underway. If Boeing does not comply with its obligations under the order and these agreements, we may be required to undertake such efforts and make material expenditures.
      In connection with the BAE Acquisition, we acquired a manufacturing facility in Prestwick, Scotland that is adjacent to contaminated property retained by BAE Systems. The contaminated property may be subject to a regulatory action requiring remediation of the land. It is also possible that the contamination may spread into the property we acquired. BAE Systems has agreed to indemnify us for certain clean-up costs related to existing pollution on the acquired property, existing pollution that migrates from the acquired property to a third party’s property and any pollution that migrates to our property from property retained by BAE Systems. If BAE Systems does not comply with its obligations under the agreement, we may be required to undertake such efforts and make material expenditures.
      In the future, contamination may be discovered at our facilities or at off-site locations where we send waste. The remediation of such newly-discovered contamination, or the enactment of new laws or a stricter interpretation of existing laws, may require us to make additional expenditures, some of which could be material. See “Business — Environmental Matters.”
Significant consolidation in the aerospace industry could make it difficult for us to obtain new business.
      The aerospace industry has recently experienced consolidation among suppliers. Suppliers have consolidated and formed alliances to broaden their product and integrated system offerings and achieve critical mass. This supplier consolidation is in part attributable to aircraft manufacturers more frequently awarding long-term sole-source or preferred supplier contracts to the most capable suppliers, thus reducing the total number of suppliers. If this consolidation were to accelerate, it may become more difficult for us to be successful in obtaining new customers.
We may be materially adversely affected by high fuel prices.
      Due to the competitive nature of the airline industry, airlines are often unable to pass on increased fuel prices to customers by increasing fares. Fluctuations in the global supply of crude oil and the possibility of changes in government policy on jet fuel production, transportation and marketing make it impossible to predict the future availability of jet fuel. In the event there is an outbreak or escalation of hostilities or other conflicts or significant disruptions in oil production or delivery in oil-producing areas or elsewhere, there could be reductions in the production or importation of crude oil and significant increases in the cost of fuel. If there were major reductions in the availability of jet fuel or significant increases in its cost, or if current high prices are sustained for a significant period of time, the airline industry and, as a result, our business, could be materially adversely affected.
Interruptions in deliveries of components or raw materials or increased prices for components or raw materials used in our products could materially adversely affect our profitability, margins and revenues.
      Our dependency upon regular deliveries from particular suppliers of components and raw materials means that interruptions or stoppages in such deliveries could materially adversely affect our operations until arrangements with alternate suppliers, to the extent alternate suppliers exist, could be made. If any of our suppliers were unable or refused to deliver materials to us for an extended period of time, or if we were unable to negotiate acceptable terms for the supply of materials with these or alternative suppliers, our business could suffer. We may not be able to find acceptable alternatives, and any such alternatives could result in increased costs for us. Even if acceptable alternatives are found, the process of locating and securing such alternatives might be disruptive to our business and might lead to termination of our supply agreements with our customers.
      In addition, our profitability is affected by the prices of the components and raw materials, such as titanium, aluminum and carbon fiber, used in the manufacture of our products. These prices may fluctuate based on a number of factors beyond our control, including world oil prices, changes in supply and demand, general economic conditions, labor costs, competition, import duties, tariffs, currency exchange rates and, in some cases, government regulation. Although our supply agreements with Boeing and Airbus allow us to pass on certain unusual increases in component and raw material costs to Boeing and Airbus in limited situations, we will not be fully compensated for such increased costs.
Our business will suffer if certain key officers or employees discontinue employment with us or if we are unable to recruit and retain highly skilled staff.
      The success of our business is highly dependent upon the skills, experience and efforts of our President and Chief Executive Officer, Jeffrey Turner, and certain of our other key officers and employees. As the top executive officer of Boeing Wichita for almost ten years prior to the Boeing Acquisition, Mr. Turner gained extensive experience in running our business and long-standing relationships with many high-level executives at Boeing, our largest customer. We believe Mr. Turner’s reputation in the aerospace industry and relationship with Boeing are critical elements in maintaining and expanding our business. The loss of Mr. Turner or other key personnel could have a material adverse effect on our business, operating results or financial condition. Our business also depends on our ability to continue to recruit, train and retain skilled employees, particularly skilled engineers. The market for these resources is highly competitive. We may be unsuccessful in attracting and retaining the engineers we need and, in such event, our business could be materially adversely affected. The loss of the services of any key personnel, or our inability to hire new personnel with the requisite skills, could impair our ability to provide products to our customers or manage our business effectively.
We are subject to the requirements of the National Industrial Security Program Operating Manual for our facility security clearance, which is a prerequisite for our ability to perform on classified contracts for the U.S. government.
      A DoD facility security clearance is required in order to be awarded and perform on classified contracts for the DoD and certain other agencies of the U.S. government. We currently perform on several classified contracts, which generated no revenues for the period from June 17, 2005 through December 29, 2005 and the six months ended June 29, 2006 and which we expect will generate less than 1% of our revenues for the fiscal year ended December 31, 2006. We have obtained clearance at the “secret” level and, due to the fact that more than 50% of our voting equity is owned by a non-U.S. entity, we are required to operate in accordance with the terms and requirements of our Special Security Agreement, or

SSA, with the DoD. If we were to violate the terms and requirements of our SSA, the National Industrial Security Program Operating Manual, or any other applicable U.S. government industrial security regulations (which may apply to us under the terms of our classified contracts), we could lose our security clearance. We cannot assure you that we will be able to maintain our security clearance. If for some reason our security clearance is invalidated or terminated, we may not be able to continue to perform our present classified contracts and we would not be able to enter into new classified contracts, which could adversely affect our revenues.
We derive a significant portion of our revenues from direct and indirect sales outside the United States and are subject to the risks of doing business in foreign countries.
      We derive a significant portion of our revenues from sales by Boeing and Airbus to customers outside the United States. In addition, for the 12 and one-half months ended June 29, 2006, direct sales to our non-U.S. customers accounted for approximately 11% of our combined revenues (assuming the BAE Acquisition occurred on July 1, 2005). We expect that our and our customers’ international sales will continue to account for a significant portion of our revenues for the foreseeable future. As a result, we are subject to risks of doing business internationally, including:

•	changes in regulatory requirements;

•	domestic and foreign government policies, including requirements to expend a portion of program funds locally and governmental industrial cooperation requirements;

•	fluctuations in foreign currency exchange rates;

•	the complexity and necessity of using foreign representatives and consultants;

•	uncertainties and restrictions concerning the availability of funding credit or guarantees;

•	imposition of tariffs or embargoes, export controls and other trade restrictions;

•	the difficulty of management and operation of an enterprise spread over various countries;

•	compliance with a variety of foreign laws, as well as U.S. laws affecting the activities of U.S. companies abroad; and

•	economic and geopolitical developments and conditions, including international hostilities, acts of terrorism and governmental reactions, inflation, trade relationships and military and political alliances.
      While these factors or the impact of these factors are difficult to predict, adverse developments of any one or more of these factors could materially adversely affect our business, financial condition and results of operations in the future.
Our fixed-price contracts may commit us to unfavorable terms.
      We provide most of our products and services through long-term contracts with Boeing and Airbus in which the pricing terms are fixed based on certain production volumes. Accordingly, we bear the risk that increased or unexpected costs may reduce our profit margins or cause us to sustain losses on these contracts. Other than certain increases in raw material costs which can be passed on to Boeing and Airbus, we must fully absorb cost overruns, notwithstanding the difficulty of estimating all of the costs we will incur in performing these contracts and in projecting the ultimate level of sales that we may achieve. Our failure to anticipate technical problems, estimate delivery reductions, estimate costs accurately or control costs during performance of a fixed-price contract may reduce the profitability of a contract or cause a loss.
      This is particularly a risk in relation to products such as the Boeing B787 for which we have not yet delivered production articles and in respect of which our profitability at the contracted price depends on our being able to achieve production cost reductions as we gain production experience. Pricing for the

B787-8, the base model currently going into production, is generally established through 2021, with prices decreasing as cumulative volume levels are met over the life of the program. When we negotiated the B787-8 pricing, we assumed that our development of new technologies and capabilities would reduce our production costs over the life of the B787 program, thus maintaining or improving our margin on each B787 we produced. We cannot assure you that our development of new technologies or capabilities will be successful or that we will be able to reduce our B787 production costs over the life of the program. Our failure to reduce production costs as we have anticipated could result in decreasing margins on the B787 during the life of the program.
      Many of our other production cost estimates also contain pricing terms which anticipate cost reductions over time. In addition, although we have entered into these fixed price contracts with Boeing and Airbus, they may nonetheless seek to re-negotiate pricing with us in the future. Any such higher costs or re-negotiations could materially adversely affect our profitability, margins and revenues.
We identified material weaknesses in our internal control over financial reporting.
      We are not currently required to evaluate our internal control over financial reporting in the same manner that is currently required of certain public companies, nor have we performed such an evaluation. Such evaluation would include documentation of internal control activities and procedures over financial reporting, assessment of design effectiveness of such controls and testing of operating effectiveness of such controls which could result in the identification of material weaknesses in our internal control over financial reporting.
      Prior to the Boeing Acquisition, Boeing Wichita relied on Boeing’s shared services group for certain business processes associated with its financial reporting including treasury, income tax accounting and external reporting. Since the Boeing Acquisition, we have had to develop these and other functional areas as a stand alone entity including the necessary processes and internal control to prepare our financial statements on a timely basis in accordance with U.S. GAAP.
      Generally accepted auditing standards define a material weakness as a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. In connection with our quarterly financial statements as of and for the three months ended September 29, 2005, we concluded that we had three material weaknesses in our internal control over financial reporting as described below.

•	We did not maintain effective internal control over the quarterly closing and consolidation process, including the account reconciliation and review process and accuracy of certain accounts receivable transactions. Specifically, controls over the reconciliation of the accounts receivable subsidiary ledger to its associated general ledger balances, application of certain cash payments from customers and the investigation and resolution of customer payment discrepancies were ineffective to appropriately record certain accounts receivable transactions. This control deficiency resulted in adjustments to the accounts receivable, revenue and cash accounts. If not remediated, this deficiency could result in a material misstatement of accounts receivable or related accounts.

•	We did not maintain effective controls over our income tax provision and the related balance sheet accounts. Specifically, controls over the accuracy of the income tax provision and related deferred tax accounts as well as our related financial statement disclosures in accordance with SFAS No. 109, Accounting for Income Taxes, were ineffective to appropriately apply SFAS No. 109 in evaluating our required valuation allowance and establishing the tax basis of the acquired assets and assumed liabilities of the Boeing Acquisition. This control deficiency resulted in adjustments to the deferred tax, valuation allowance and income tax provision accounts as well as our related SFAS No. 109 financial statement disclosures.

•	We did not maintain effective controls over the accuracy and completeness of our interim financial statements of our Tulsa, Oklahoma facility. Specifically, there were ineffective controls over the reconciliation of certain general ledger accounts and the aggregation and reporting of those accounts into our financial statements which could have resulted in a material misstatement in our financial statements.

      Our efforts to remediate the aforementioned deficiencies in internal control over financial reporting are described further in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
      While we believe these material weaknesses have been remediated, we cannot be certain that additional material weaknesses or significant deficiencies will not develop or be identified. We are in the process of evaluating our internal controls over the financial reporting processes of our recently acquired foreign operations and will implement improvements where we consider them to be necessary. Any failure to maintain adequate internal control over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation could cause us to report material weaknesses or other deficiencies in our internal control over financial reporting and could result in a more than remote possibility of errors or misstatements in the restated consolidated financial statements that would be material. Beginning with our Annual Report on Form 10-K for fiscal year 2007, pursuant to Section 404 of the Sarbanes-Oxley Act, our management will be required to assess the effectiveness of our internal control over financial reporting, and we will be required to have our independent registered public accounting firm audit management’s assessment and the operating effectiveness of our internal control over financial reporting. If our management or our independent registered public accounting firm were to conclude in their reports that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information and the value of our stock could be adversely impacted.
We face a potential class action lawsuit which could result in substantial costs, diversion of management’s attention and resources and negative publicity.
      Spirit, Boeing and Onex have been named as defendants in a lawsuit by certain former employees of Boeing who assert several claims and purport to bring the case as a class action and collective action on behalf of all individuals who were employed by Boeing (BCA) in Wichita, Kansas or Tulsa, Oklahoma within two years prior to the date of the Boeing Acquisition and who were terminated by or not hired by Spirit. The plaintiffs seek damages and injunctive relief for age discrimination, interference with ERISA rights, breach of contract and retaliation. Plaintiffs seek an unspecified amount of compensatory damages and more than $1.5 billion in punitive damages. Pursuant to the Asset Purchase Agreement, we agreed to indemnify Boeing for damages resulting from the employment decisions that were made with respect to former employees of Boeing Wichita which relate or allegedly relate to the involvement of, or consultation with, employees of Boeing in such employment decisions. The lawsuit could result in substantial costs, divert management’s attention and resources from our operations and negatively affect our public image and reputation. An unfavorable outcome or prolonged litigation related to these matters could materially harm our business.
We have a very limited operating history as a stand alone company and we may not be successful operating as a stand alone company.
      Prior to the Boeing Acquisition, Boeing Wichita was a division of Boeing. Boeing Wichita relied on Boeing for many of its internal functions, including, without limitation, accounting and tax, payroll, technology support, benefit plan administration and human resources. Although we have replaced most of these services either through outsourcing or internal sources, we may not be able to perform any or all of these services in a cost-effective manner. In addition, while we implement our plan to replace certain technology and systems support services provided by Boeing, Boeing continues to provide such services to us under a transition services agreement which we entered into at the time of the Boeing Acquisition. We cannot assure you that we will be able to successfully implement our plan to replace the services that we continue to use and in particular, our Enterprise Resource Planning System, upon expiration of the transition services agreement, which will expire in its entirety on June 15, 2007, unless otherwise extended. As such, we cannot assure you that we will be successful in operating Boeing Wichita as a stand alone company.
We do not own most of the intellectual property and tooling used in our business.
      Our business depends on using certain intellectual property and tooling that we have rights to use under license grants from Boeing. These licenses contain restrictions on our use of Boeing intellectual property and tooling and may be terminated if we default under certain of these restrictions. Our loss of license rights to use Boeing intellectual property or tooling would materially adversely affect our business. In addition, we must honor our contractual commitments to our other customers related to intellectual property and comply with infringement laws in the use of intellectual property. In the event we obtain new business from new or existing customers, we will need to pay particular attention to these contractual commitments and any other restrictions on our use of intellectual property to make sure that we will not be using intellectual property improperly in the performance of such new business. In the event we use any such intellectual property improperly, we could be subject to an infringement claim by the owner or licensee of such intellectual property. See “Business — Our Relationship with Boeing — License of Intellectual Property.”
      In the future, our entry into new markets may require obtaining additional license grants from Boeing and/or from other third parties. If we are unable to negotiate additional license rights on acceptable terms (or at all) from Boeing and/or other third parties as the need arises, our ability to enter new markets may be materially restricted. In addition, we may be subject to restrictions in future licenses granted to us that may materially restrict our use of third party intellectual property.
Our success depends in part on the success of our research and development initiatives.
      We spent approximately $149 million on research and development during the 12 and one-half months ended June 29, 2006. The significant capital we expend on our research and development efforts may not create any new sales opportunities or increases in productivity that are commensurate with the level of resources invested.
      We are in the process of developing specific technologies and capabilities in pursuit of new business and in anticipation of customers going forward with new programs, including the Boeing B787 and other programs which have not yet been developed. For the period from June 17, 2005 through December 29, 2005, we spent approximately $78 million on these activities. Work in connection with the Boeing B787 consisted of approximately 97% of our total development costs during such period. If the Boeing B787 or any other such programs do not go forward or are not successful, we may be unable to recover the costs incurred in anticipation of such programs and our profitability and revenues may be materially adversely affected.
The BAE Acquisition and any future business combinations, acquisitions or mergers expose us to risks, including the risk that we may not be able to successfully integrate these businesses or achieve expected operating synergies.
      The BAE Acquisition involves risks, including difficulties in integrating the operations and personnel of BAE Aerostructures and the potential loss of key employees of BAE Aerostructures. We may not be able to satisfactorily integrate the acquired business in a manner and a timeframe that achieves the cost savings and operating synergies that we expect.
      In addition, we actively consider strategic transactions from time to time. We evaluate acquisitions, joint ventures, alliances or co-production programs as opportunities arise, and we may be engaged in varying levels of negotiations with potential competitors at any time. We may not be able to effect transactions with strategic alliance, acquisition or co-production program candidates on commercially reasonable terms or at all. If we enter into these transactions, we also may not realize the benefits we anticipate. In addition, we may not be able to obtain additional financing for these transactions.

      The integration of companies that have previously been operated separately involves a number of risks, including, but not limited to:

•	demands on management related to the increase in size after the transaction;

•	the diversion of management’s attention from the management of daily operations to the integration of operations;

•	difficulties in the assimilation and retention of employees;

•	difficulties in the assimilation of different cultures and practices, as well as in the assimilation of geographically dispersed operations and personnel, who may speak different languages;

•	difficulties combining operations that use different currencies or operate under different legal structures;

•	difficulties in the integration of departments, systems (including accounting systems), technologies, books and records and procedures, as well as in maintaining uniform standards, controls (including internal accounting controls), procedures and policies; and

•	constraints (contractual or otherwise) limiting our ability to consolidate, rationalize and/or leverage supplier arrangements to achieve integration.
      Consummating any acquisitions, joint ventures, alliances or co-production programs could result in the incurrence of additional debt and related interest expense, as well as unforeseen contingent liabilities.
Risk Factors Related to our Capital Structure
The interests of our controlling stockholder may conflict with your interests.
      Upon completion of this offering, the Onex entities will own 74,462,831 shares of our class B common stock. Our class A common stock has one vote per share, while our class B common stock has ten votes per share on all matters to be voted on by our stockholders. After this offering, the Onex entities will control approximately 92.1% of the combined voting power of our outstanding common stock. Accordingly, and for so long as the Onex entities continue to hold class B common stock that represents at least 10% of the total number of shares of common stock outstanding, Onex will exercise a controlling influence over our business and affairs and will have the power to determine all matters submitted to a vote of our stockholders, including the election of directors and approval of significant corporate transactions such as amendments to our certificate of incorporation, mergers and the sale of all or substantially all of our assets. Onex could cause corporate actions to be taken even if the interests of Onex conflict with the interests of our other stockholders. This concentration of voting power could have the effect of deterring or preventing a change in control of Spirit that might otherwise be beneficial to our stockholders. Gerald W. Schwartz, the Chairman, President and Chief Executive Officer of Onex Corporation, owns shares representing a majority of the voting rights of the shares of Onex Corporation. See “Principal and Selling Stockholders” and “Description of Capital Stock.”
Our substantial indebtedness could materially adversely affect our financial condition and our ability to operate our business.
      As a result of the Boeing Acquisition, we have a substantial amount of debt and debt servicing requirements. As of June 29, 2006, we had total debt of approximately $721 million, including approximately $695 million of borrowings under our senior secured credit facility and approximately $26 million of capital lease obligations. In addition to our debt, we have less than $1 million of letters of credit outstanding. While we intend to use a portion of the net proceeds of the offering to repay certain borrowings under our senior secured credit facility, we expect there to be approximately $595 million outstanding under this facility following the application of the proceeds of the offering as described in “Use of Proceeds.” In addition, subject to restrictions in the credit agreement governing our senior secured credit facility, we may incur additional debt.

      Our substantial debt could have important consequences to you, including the following:

•	our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements or other general corporate purposes may be impaired;

•	we must use a significant portion of our cash flow for payments on our debt, which will reduce the funds available to us for other purposes;

•	we are more vulnerable to economic downturns and adverse industry conditions and our flexibility to plan for, or react to, changes in our business or industry is more limited;

•	our ability to capitalize on business opportunities and to react to competitive pressures, as compared to our competitors, may be compromised due to our high level of debt; and

•	our ability to borrow additional funds or to refinance debt may be limited.
Servicing our debt will require a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations.
      Our business may not generate sufficient cash flow from operating activities. We may need to obtain new credit arrangements and other sources of financing in order to meet our current and future obligations and working capital requirements and to fund our future capital expenditures. In addition, our ability to make payments on and to refinance our debt and to fund planned capital expenditures will depend on our ability to generate cash in the future. We cannot assure you of our future performance, which depends in part on general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control, including those described above under “— Risk Factors Related to our Business and Industry.” Lower net revenues generally will reduce our cash flow.
      If we are unable to generate sufficient cash flow to service our debt and meet our other commitments, we may need to refinance all or a portion of our debt, sell material assets or operations or raise additional debt or equity capital. We cannot assure you that we could effect any of these actions on a timely basis, on commercially reasonable terms or at all, or that these actions would be sufficient to meet our capital requirements. In addition, the terms of our existing or future debt agreements may restrict us from effecting certain or any of these alternatives.
Restrictive covenants in our senior secured credit facility may restrict our ability to pursue our business strategies.
      Our senior secured credit facility limits our ability, among other things, to:

•	incur additional debt or issue our preferred stock;

•	pay dividends or make distributions to our stockholders;

•	repurchase or redeem our capital;

•	make investments;

•	incur liens;

•	enter into transactions with our stockholders and affiliates;

•	sell certain assets;

•	acquire the assets of, or merge or consolidate with, other companies; and

•	incur restrictions on the ability of our subsidiaries to make distributions or transfer assets to us.
      Our ability to comply with these covenants may be affected by events beyond our control, and any material deviation from our forecasts could require us to seek waivers or amendments of covenants,

alternative sources of financing or reductions in expenditures. We cannot assure you that such waivers, amendments or alternative financings could be obtained, or, if obtained, would be on terms acceptable to us.
      In addition, the credit agreement governing our senior secured credit facility requires us to meet certain financial ratios and restricts our ability to make capital expenditures or prepay certain other debt. We may not be able to maintain these ratios, and the restrictions could limit our ability to plan for or react to market conditions or meet extraordinary capital needs or otherwise restrict corporate activities.
      If a breach of any covenant or restriction contained in our credit agreement governing our senior secured credit facility results in an event of default, the lenders thereunder could discontinue lending, accelerate the related debt (which would accelerate other debt) and declare all borrowings outstanding thereunder to be due and payable. In addition, the lenders could terminate any commitments they had made to supply us with additional funds. In the event of an acceleration of our debt, we may not have or be able to obtain sufficient funds to make any accelerated debt payments, and we may not have sufficient capital to perform our obligations under our supply agreements.
We may sell more equity and reduce your ownership in Spirit Holdings.
      Our business plan may require the investment of new capital, which we may raise by issuing additional equity (including equity interests which may have a preference over your shares of class A common stock) or additional debt (including debt securities and/or bank loans). However, this capital may not be available at all, or when needed, or upon terms and conditions favorable to us. The issuance of additional equity in Spirit Holdings may result in significant dilution of your shares of class A common stock. We may issue additional equity in connection with or to finance subsequent acquisitions. Further, our subsidiaries could issue securities in the future to persons or entities (including our affiliates) other than us or another subsidiary. This could materially adversely affect your investment in us because it would dilute your indirect ownership interest in our subsidiaries.
Spirit Holdings’ certificate of incorporation and by-laws and our supply agreements with Boeing contain provisions that could discourage another company from acquiring us and may prevent attempts by our stockholders to replace or remove our current management.
      Provisions of Spirit Holdings’ certificate of incorporation and by-laws may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace or remove our current board of directors. These provisions include:

•	multi-vote shares of common stock, which are owned by the Onex entities and management stockholders;

•	advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

•	the authority of the board of directors to issue, without stockholder approval, up to 10 million shares of preferred stock with such terms as the board of directors may determine and an additional 65,302,819 shares of class A common stock (not including shares reserved for issuance upon conversion of outstanding shares of class B common stock) and an additional 67,386,153 shares of class B common stock (not including shares issued but subject to vesting requirements under our benefit plans).

      In addition, our supply agreements with Boeing include provisions giving Boeing the ability to terminate the agreements in the event any of certain disqualified persons acquire a majority of Spirit’s direct or indirect voting power or all or substantially all of Spirit’s assets. See “Description of Capital Stock,” and “Business — Our Relationship with Boeing.”

Spirit Holdings is a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intends to rely on, exemptions from certain corporate governance requirements.
      Because the Onex entities will own more than 50% of the combined voting power of our common stock after the completion of this offering, we will be deemed a “controlled company” under the rules of the New York Stock Exchange, or NYSE. As a result, we will qualify for, and intend to rely upon, the “controlled company” exception to the board of directors and committee composition requirements under the rules of the NYSE. Pursuant to this exception, we will be exempt from rules that would otherwise require that Spirit Holdings’ board of directors be comprised of a majority of “independent directors” (as defined under the rules of the NYSE), and that Spirit Holdings’ compensation committee and corporate governance and nominating committee be comprised solely of “independent directors,” so long as the Onex entities continue to own more than 50% of the combined voting power of our common stock. Upon completion of this offering, Spirit Holdings’ board of directors will consist of ten directors, five of whom will qualify as “independent.” In addition, Spirit Holdings’ compensation and corporate governance and nominating committees will not be comprised solely of “independent directors.” See “Management — Executive Officers and Directors” and “— Committees of the Board of Directors.”
Risk Factors Related to this Offering
There is no existing market for our class A common stock, and we do not know if one will develop to provide you with adequate liquidity.
      Prior to this offering, there has been no public market for our class A common stock. An active trading market for our class A common stock may not develop or be sustained after the offering. The lack of a public market may impair the value of your shares and your ability to sell your shares at any time you wish to sell them.
Our stock price may be volatile, and you may not be able to sell your shares at or above the offering price.
      The initial public offering price for our shares of class A common stock will be determined by negotiations between the representatives of the underwriters and us. This price may not reflect the market price of our class A common stock following this offering. You may be unable to resell the class A common stock you purchase at or above the initial public offering price.
      The stock markets in general have experienced extreme volatility, often unrelated to the operating performance of particular companies. Broad market fluctuations may materially adversely affect the trading price of our class A common stock.
      Price fluctuations in our class A common stock could result from general market and economic conditions and a variety of other factors, including:

•	actual or anticipated fluctuations in our operating results;

•	changes in aerostructures pricing;

•	our competitors’ and customers’ announcements of significant contracts, acquisitions or strategic investments;

•	changes in our growth rates or our competitors’ and customers’ growth rates;

•	the timing or results of regulatory submissions or actions with respect to our business;

•	our inability to raise additional capital;

•	conditions of the aerostructure industry or in the financial markets or economic conditions in general; and

•	changes in stock market analyst recommendations regarding our class A common stock, other comparable companies or the aerospace industry generally.

You will experience immediate and substantial dilution in the net tangible book value of your class A common stock.
      Based on our actual book value, the value of the shares of class A common stock you purchase in this offering immediately will be less than the offering price you paid. This reduction in the value of your equity is known as dilution. This dilution occurs in large part because our initial investors paid less than the initial public offering price when they purchased their shares. If you purchase class A common stock in this offering, you will incur immediate dilution of $19.89 per share, based on an assumed initial public offering price of $24.00 per share, the midpoint of the range on the cover of this prospectus.
If a significant number of shares of our class A common stock are sold into the market following this offering, the market price of our class A common stock could significantly decline, even if our business is doing well.
      Sales of a substantial number of shares of our class A common stock in the public market after this offering could materially adversely affect the prevailing market price of our class A common stock.
      Upon completion of this offering, we will have 52,083,334 shares of class A common stock and 75,673,868 shares of class B common stock outstanding. Of these securities, the 52,083,334 shares of class A common stock offered pursuant to this offering will be freely tradable without restriction or further registration under federal securities laws, except to the extent shares are purchased in the offering by our affiliates. The 75,673,868 shares of class B common stock and any class A common stock owned by our officers, directors and affiliates, as that term is defined in the Securities Act of 1933, as amended, or the Securities Act, are “restricted securities” under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.
      In connection with this offering, we, each of our directors and executive officers and the Onex entities have entered into lock-up agreements that prevent the sale of shares of our common stock for up to 180 days after the date of this prospectus, subject to an extension in certain circumstances as set forth in the section entitled “Underwriting.” Following the expiration of the lock-up period, the Onex entities will have the right, subject to certain conditions, to require us to register the sale of these shares under the federal securities laws. If this right is exercised, holders of all shares subject to a registration rights agreement will be entitled to participate in such registration. By exercising their registration rights, and selling a large number of shares, these holders could cause the prevailing market price of our class A common stock to decline. Approximately 75,673,868 shares of our common stock will be subject to a registration rights agreement upon completion of this offering. See “Shares Eligible for Future Sale” and “Description of Capital Stock — Registration Agreement.”
      Between                     , 2006 and                     , 2007, approximately 75,673,868 shares of class A common stock issuable upon conversion of class B common stock will become eligible for sale in the public market, subject to the volume, notice of sale, manner of sale and other restrictions of Rule 144 promulgated under the Securities Act. Furthermore, an additional 6,939,979 shares of our class B common stock have been issued to members of our management pursuant to our Executive Incentive Plan, Short Term Incentive Plan and Long Term Incentive Plan, which shares will remain subject to vesting requirements following the offering. Of this amount, 464,943 shares granted under our Short Term Incentive Plan and Long Term Incentive Plan will vest on February 17, 2007 if the recipients of such shares continue to be employed by us at that time. See “Management — Benefit Plans — Executive Incentive Plan,  — “Short Term Incentive Plan,” and — “Long Term Incentive Plan.” If these vesting requirements are satisfied, additional shares of class A common stock issuable upon conversion of the class B common stock will become eligible for sale in the public market one year following the date on which the vesting requirements are satisfied, subject to the volume, notice of sale, manner of sale and other restrictions of Rule 144 promulgated under the Securities Act or, if earlier, after the shares are registered under the Securities Act.

      In addition, under our Union Equity Participation Plan, as a result of this offering, we anticipate issuing approximately 5,006,829 shares of class A common stock on or prior to March 15, 2007 pursuant to a registration statement on Form S-8. These shares will become eligible for sale in the public market upon issuance.
      If a trading market develops for our class A common stock, our employees, officers and directors may elect to sell shares of our class A common stock issuable upon conversion of their shares of our class B common stock in the market. Sales of a substantial number of shares of our class A common stock in the public market after this offering could depress the market price of our class A common stock and impair our ability to raise capital through the sale of additional equity securities.
We do not intend to pay cash dividends.
      We do not intend to pay cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, the terms of our current, as well as any future, financing agreements may preclude us from paying any dividends. As a result, appreciation, if any, in the market value of our common stock will be your sole source of potential financial gain for the foreseeable future.

THE TRANSACTIONS
The Boeing Acquisition
      In December 2004 and February 2005, an investor group led by Onex Partners LP and Onex Corporation formed Spirit and Spirit Holdings, respectively, for the purpose of acquiring Boeing Wichita. On June 16, 2005, Spirit acquired Boeing Wichita in a negotiated, arms-length transaction for a cash purchase price of approximately $904 million and the assumption of certain liabilities, pursuant to an asset purchase agreement, dated as of February 22, 2005, between Spirit and Boeing, or the Asset Purchase Agreement. Based on final working capital and other factors specified in the Asset Purchase Agreement, a purchase price adjustment of $19 million was paid to Spirit in the fourth quarter of 2005. In connection with the Boeing Acquisition, Boeing is required to make future payments to Spirit in amounts of $45.5 million, $116.1 million and $115.4 million in 2007, 2008 and 2009, respectively, in payment for various tooling and capital assets built or purchased by Spirit. Spirit will retain usage rights and custody of these assets for their remaining useful lives without compensation to Boeing. Boeing also contributed $30 million to us to partially offset our costs of transition to a stand alone company.
      The Asset Purchase Agreement contains customary representations, warranties and covenants. Pursuant to the Asset Purchase Agreement, we are indemnified by Boeing, subject to specified exceptions, for losses arising from, among other things:

•	breaches by Boeing of its representations, warranties, covenants and agreements contained in the Asset Purchase Agreement;

•	damages relating to separating the portion of Boeing’s Wichita facilities not acquired by us from the portion acquired by us;

•	damages relating to noncompliance with certain laws by Boeing prior to closing;

•	liability for defective manufacture of products shipped by Boeing prior to closing;

•	certain environmental liabilities, as more fully described under “Business — Environmental Matters;” and

•	tax liabilities for periods prior to closing.
      Claims for indemnification are subject to an aggregate deductible equal to $10 million and may not exceed $100 million, each subject to certain specified exceptions. Most claims for indemnification must be made by December 16, 2006; claims for taxes and certain ERISA matters may be made until 30 days after the expiration of the applicable statute of limitations; claims for matters relating to the title of the assets sold to us in the Boeing Acquisition may be made until June 16, 2012; and certain representations, including those relating to broker or finder fees and commissions, do not expire.
      The Boeing Acquisition was financed through an equity investment of $375 million and borrowings of a $700 million term loan B under our senior secured credit facilities. See “— The Related Financing Transactions.” Prior to the closing of the Boeing Acquisition, neither Spirit nor Spirit Holdings had engaged in any business activities except those incident to the acquisition of Boeing Wichita.
      Prior to the completion of the Boeing Acquisition, Boeing Wichita was a division of Boeing and was not a separate legal entity. Historically, Boeing Wichita functioned as an internal supplier of parts and assemblies to Boeing airplane programs and had very few sales to third parties. It operated as a cost center of Boeing, meaning that it recognized the cost of products manufactured for BCA programs but did not recognize any corresponding revenues for those products. No intra-company pricing was established for the parts and assemblies that Boeing Wichita supplied to Boeing. Revenues from sales to third parties were insignificant prior to the Boeing Acquisition, consisting of less than $100,000 in each year from 2001 through 2004 and in the period from January 1, 2005 through June 16, 2005.
      Pursuant to the Asset Purchase Agreement, on the closing date of the Boeing Acquisition, Spirit and Boeing entered into a series of agreements under which (1) Spirit has become Boeing’s exclusive supplier of substantially all of the parts and assemblies supplied to Boeing by Boeing Wichita as at June 16, 2005 at pricing established under those agreements, (2) Spirit will be Boeing’s exclusive supplier for the forward fuselage, fixed and moveable leading wing edges and struts for Boeing’s new B787 platform, at pricing set forth in the relevant agreement and (3) Boeing has continued to provide to Spirit (in most cases on a transitional basis) certain technology and system support services historically provided to Boeing Wichita by Boeing, at pricing established under those agreements. See “Business — Our Relationship with Boeing.”
      Prior to the Boeing Acquisition, certain Boeing Wichita employees were represented by unions under Boeing’s labor agreements. After the closing of the Boeing Acquisition, Spirit employed most, but not all, of the employees of Boeing Wichita on new terms and conditions of employment that were in most cases established by collective bargaining between Spirit and the relevant labor unions. Spirit also established certain employee benefit and equity incentive plans in connection with hiring Boeing Wichita employees. See “Management — Benefit Plans.”
The Related Financing Transactions
      On June 16, 2005, Spirit Holdings, as parent guarantor, Spirit, as a borrower, and Onex Wind Finance LP, an indirect subsidiary of Spirit Holdings’ principal stockholder, or Onex Wind, as an additional borrower, entered into a credit agreement with Citicorp North America, Inc., as collateral agent, administrative agent and documentation agent, the lenders party thereto, Citigroup Global Markets Inc., as sole lead arranger and book runner, The Bank of Nova Scotia and Royal Bank of Canada, as co-arrangers and co-syndication agents, The Bank of Nova Scotia, as issuing bank, and Export Development Canada and Caisse de dépôt et placement du Québec, as co-documentation agents. Pursuant to the terms of that credit agreement, the lenders thereunder provided us with available borrowings of $875 million of senior secured credit facilities, comprised of a $175 million revolving credit facility, or the Revolver, and a $700 million term loan B, or the Term Loan B, and together with the Revolver, the Senior Secured Credit Facilities. Proceeds from the Term Loan B were used to consummate the Boeing Acquisition and pay fees and expenses incurred in connection therewith and for working capital. We did not borrow under the Revolver at closing and as of August 1, 2006, we had not borrowed under that facility, which may be used by us for working capital and other general corporate purposes.
      The obligations of the borrowers and guarantors under the Senior Secured Credit Facilities are secured by a first priority security interest in substantially all of the borrowers’ and guarantors’ assets, including (1) all capital stock of our direct and indirect domestic subsidiaries, as well as 65% of the capital stock of our direct and indirect foreign subsidiaries and (2) all other tangible and intangible property and assets of the borrowers and guarantors. The Senior Secured Credit Facilities contain standard covenants and mandatory prepayment requirements (including in respect of the net cash proceeds received by us from this offering), as well as maximum total debt to an adjusted EBITDA, which is the amount of our earnings before interest, taxes, depreciation and amortization expenses and other specifically identified exclusions, and minimum interest coverage covenants.
      Our Senior Secured Credit Facilities have been amended since the date of the Boeing Acquisition to, among other things, facilitate Spirit’s and its subsidiaries’ receipt of incentive arrangements under relevant Kansas statutes and industrial revenue bond, or IRB, financing of equipment acquisitions and to permit us to acquire BAE Aerostructures. We intend to further amend the Senior Secured Credit Facilities in connection with this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”
      On June 16, 2005, Onex Wind, as borrower, and Spirit Holdings, Spirit, Spirit AeroSystems Finance, Inc., 3101447 Nova Scotia Company and Onex Wind Finance LLC, as guarantors, also entered into a secured senior subordinated delayed draw term loan credit agreement with The Boeing Company, as agent, and the lenders party thereto. Pursuant to the terms of that credit agreement, Boeing provided us with a $150 million senior subordinated delayed draw facility, or the Senior Subordinated Credit Facility, which remained unfunded at closing and has not been funded. As part of the amendment to the Senior Secured Credit Facilities to be entered into in connection with this offering, we intend to obtain consent from our senior lenders to terminate the Senior Subordinated Credit Facility upon completion of this offering.

      In connection with each of our Senior Secured Credit Facilities and Senior Subordinated Credit Facility, we established a structure under which Spirit borrows from an indirect subsidiary of Onex Wind any amounts which it would otherwise borrow under the Senior Secured Credit Facilities. See “Certain Relationships and Related Party Transactions — Other Related Party Transactions and Business Relationships.” This structure will be eliminated pursuant to the amendment to the senior secured credit facility that will be entered into in connection with this offering.
The BAE Acquisition
      On April 1, 2006, through our wholly-owned subsidiary, Spirit Europe, we acquired BAE Aerostructures in a negotiated, arms-length transaction for a cash purchase price of approximately $145.7 million and the assumption of certain normal course liabilities (including accounts payable of approximately $57.8 million) financed with available cash balances. Spirit Europe manufactures leading and trailing wing edges and other wing components for commercial aircraft programs for Airbus and Boeing and produces various aerostructure components for certain Raytheon business jets. The BAE Acquisition provides us with a foundation to increase future sales to Airbus, as Spirit Europe is a key supplier of wing and flight control surfaces for the A320 platform, Airbus’ core single aisle program, and of wing components for the A380 platform, one of Airbus’ most important new programs and the world’s largest commercial passenger aircraft. Under our supply agreements with Airbus, we supply most of our products for the life of the aircraft program, including commercial derivative models, with pricing determined through 2010. For the A380, we have a long-term supply contract with Airbus that covers a fixed number of units.

USE OF PROCEEDS
      We estimate that our net proceeds from the sale of 10,416,667 shares of class A common stock in this offering will be approximately $229 million, based on an assumed initial public offering price of $24.00 per share, the midpoint of the range on the cover of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase or decrease in the assumed initial public offering price of $24.00 per share, the midpoint of the range on the cover of the prospectus, would increase or decrease, as applicable, the net proceeds to us by approximately $10 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. We will not receive any of the proceeds from the sale of shares by the selling stockholders.
      We intend to use the net proceeds as follows:

•	approximately $100 million to repay debt outstanding under our Term Loan B under our senior secured credit facility; and

•	the balance to pay a portion of the obligations which will become due upon the closing of this offering under our Union Equity Participation Plan.

      We will not receive any proceeds from the sale of shares by the selling stockholders.
      Proceeds from the Term Loan B were used to consummate the Boeing Acquisition and pay fees and expenses incurred in connection therewith and for working capital.
      The Term Loan B bears interest at a rate equal to the sum of LIBOR plus the applicable margin (as defined below) or, at our option, the alternate base rate, which will be the highest of (x) the Citicorp North America, Inc. prime rate, (y) the certificate of deposit rate, plus 0.50% and (z) the federal funds rate plus 0.50%, plus the applicable margin. The applicable margin is 2.25% per annum on the portion of the Term Loan B that bears interest at LIBOR and 1.25% on the portion of the Term Loan B that bears interest at the alternate base rate. The Term Loan B matures on December 31, 2011.
      See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for additional information regarding our outstanding debt.

DIVIDEND POLICY
      We currently intend to retain any future earnings to support our operations and to fund the development and growth of our business. In addition, the payment of dividends by us to holders of our common stock is limited by our credit facilities. Our future dividend policy will depend on the requirements of financing agreements to which we may be a party. We do not intend to pay cash dividends on our common stock in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

CAPITALIZATION
      The following table sets forth as of June 29, 2006:

•	our consolidated capitalization on an actual basis,

•	our consolidated capitalization on a pro forma basis to give effect to the sale of 10,416,667 shares of class A common stock by us in this offering at an assumed initial public offering price of $24.00 per share, the midpoint of the range on the cover of the prospectus, and the application of those proceeds as described in “Use of Proceeds.”

      You should read this table together with our unaudited consolidated pro forma financial information included elsewhere in this prospectus. For additional information regarding our outstanding debt, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

	As of June 29, 2006

	Actual	Pro Forma(1)

	(restated)
	(Dollars in millions)
	(Unaudited)
Long-term debt, including current portion:
Revolving credit facility(2)	$—	$—
Term loan	694.8	594.8
Capital leases and other debt	26.1	26.1

Total senior debt	720.9	620.9
Subordinated secured delayed draw credit facility	—	—

Total debt	$720.9	$620.9
Shareholders’ equity
Preferred stock, $0.01 par value per share, 10,000,000 shares authorized; nil shares issued and outstanding	—	—
Class A common stock, $0.01 par value per share, 200,000,000 shares authorized; nil shares issued and outstanding, actual; 52,083,334 shares issued and outstanding, as adjusted	—	0.5
Class B common stock, $0.01 par value per share, 150,000,000 shares authorized; 123,885,279 shares issued and outstanding, actual; 75,673,868 shares issued and outstanding, as adjusted	1.2	0.8
Additional paid-in capital	437.4	666.3
Accumulated other comprehensive income	23.0	23.0
Accumulated deficit	(38.1)	(38.1)

Total shareholders’ equity	423.5	652.5

Total capitalization	$1,144.4	$1,273.4

(1)	Each $1.00 increase or decrease in the assumed initial public offering price of $24.00 per share, the midpoint of the range on the cover of the prospectus, would increase or decrease, as applicable, the amount of pro forma additional paid-in capital, total stockholders’ equity and total capitalization by approximately $10 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

(2)	The revolving credit facility provides for availability of borrowings and issuances of letters of credit for up to $175.0 million. As of June 29, 2006, we had $175.0 million of availability under the revolving credit facility, net of $0.3 million of letters of credit outstanding.

DILUTION
      If you invest in our class A common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our class A common stock and the pro forma net tangible book value per share of our common stock after this offering.
      As of June 29, 2006, our net tangible book value, determined on a pro forma basis as described below, was $373.4 million, or $3.01 per share of class A common stock and class B common stock (together, our common stock). Pro forma net tangible book value represents the amount of our total assets (excluding intangible assets), less our total liabilities, divided, in the case of net tangible book value per share, by the pro forma number of shares outstanding giving effect to the anticipated 3-for-1 stock split that will occur immediately prior to the consummation of this offering.
      After giving effect to our sale of 10,416,667 shares of class A common stock in this offering, based on an assumed initial public offering price of $24.00 per share, the midpoint of the range on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our adjusted pro forma net tangible book value at June 29, 2006 would have been approximately $551.9 million, or $4.11 per share of our common stock. This represents an immediate increase in pro forma net tangible book value of $1.10 per share to our existing stockholders and an immediate net tangible book value dilution of $19.89 per share to new investors purchasing shares in this offering. The following table illustrates this dilution:

Assumed initial public offering price per share		$24.00
Pro forma net tangible book value per share at June 29, 2006	$3.01
Increase in pro forma net tangible book value per share attributable to new investors	1.10

Pro forma adjusted net tangible book value per share after this offering		4.11

Dilution per share to new investors		$19.89

      The following table summarizes, as of June 29, 2006, as adjusted to give effect to this offering, the differences between the number of shares of our common stock purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholders and by the new investors purchasing class A common stock in this offering. The calculation is based on an assumed initial public offering price of $24.00 per share, the midpoint of the range on the cover of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration
						Average Price
	Number		Percent	Amount	Percent	Per Share

Existing stockholders	123,885,279	(1)	92.2%	$379,696,240	60.3%	$3.06
New investors	10,416,667		7.8%	$250,000,008	39.7%	$24.00

Total	134,301,946		100%	$629,696,248	$100%

(1)	Includes 10,247,595 shares of class B common stock subject to vesting requirements under our benefit plans of which 3,307,616 shares of class B common stock will vest on the offering.
      If the underwriters exercise their over-allotment option in full, our existing stockholders would own approximately 55.4% of the total number of shares of our common stock outstanding after this offering and would have paid approximately 60.3% of the total consideration paid to us for shares of our common stock.
      We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
      The following unaudited pro forma consolidated financial statements present Spirit Holdings’ financial position and results of operations adjusted for the Boeing Acquisition, the sale of 10,416,667 shares of class A common stock pursuant to this offering and the application of the proceeds therefrom as described in “Use of Proceeds.” Boeing Wichita is the predecessor entity of Spirit Holdings for the periods prior to the Boeing Acquisition.
      The unaudited pro forma consolidated financial statements include:

•	the pro forma consolidated balance sheet as of June 29, 2006, assuming this offering occurred on June 29, 2006 and the proceeds were applied as described in “Use of Proceeds;”

•	the pro forma consolidated statement of operations for the six months ended June 29, 2006, assuming this offering occurred on January 1, 2005 and the proceeds were applied as described in “Use of Proceeds;” and

•	the pro forma consolidated statement of operations for the fiscal year ended December 29, 2005 assuming the Boeing Acquisition, this offering and the application of proceeds as described in “Use of Proceeds” all occurred on January 1, 2005.
      Prior to the completion of the Boeing Acquisition, Spirit was a division of Boeing and was not a separate legal entity. No intra-company pricing was established for the parts and assemblies that Boeing Wichita supplied to Boeing, with all transactions with Boeing conducted on a non-cash basis. As a consequence, only minimal external revenues were recorded by Boeing Wichita. Following the Boeing Acquisition, we adopted contract accounting. Additionally, we reduced our labor, pension and fringe benefit costs as a result of the Boeing Acquisition. Results of operations have been adjusted to give effect to these matters, as well as the financing costs of the Boeing Acquisition and new depreciation and amortization rates which reflect a preliminary valuation of the net assets acquired in accordance with purchase accounting.
      Finally, certain adjustments have been made to reflect Spirit Holdings’ existence as a stand alone company, including service fees payable to Onex, taxes and recalculation of accreted income related to Spirit’s non-interest bearing long-term receivable from Boeing in the aggregate amount of $277 million due in 2007, 2008 and 2009 attributable to the acquisition of title of various tooling and other capital assets.
      The pro forma adjustments are described in detail in the notes to the pro forma statements of operations and are based on available information and assumptions that management believes are reasonable. The pro forma statements of operations do not purport to be indicative of our future results of operations or results of operations that would have actually occurred had the Boeing Acquisition and this offering been consummated on January 1, 2005.
      The unaudited pro forma consolidated financial data should be read in conjunction with “Selected Consolidated Historical Financial Data,” “Use of Proceeds,” “Capitalization,” “The Transactions,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated historical financial statements and related notes included elsewhere in this prospectus.

Spirit AeroSystems Holdings, Inc.
Unaudited Pro Forma Condensed Consolidated Balance Sheet
June 29, 2006

		Pro Forma
		Adjustments
		for the		Pro Forma
	June 29,	Offering		June 29,
	2006(a)	Transactions		2006

	(restated)
	(Dollars in millions)
Current Assets:
Cash and cash equivalents	$125.7	$(25.0	)(b)	$100.7
Accounts receivable, net	263.7	—		263.7
Inventories, net	613.4	—		613.4
Prepaid and other assets	17.3	—		17.3

Total current assets	1,020.1	(25.0)		995.1
Property, plant and equipment, net	624.7	—		624.7
Other assets	464.3	(4.5	)(c)	459.8

Total assets	$2,109.1	$(29.5)		$2,079.6

Current Liabilities:
Accounts payable and accrued expenses	$441.0	$—		$441.0
Current maturities of debt	14.2	—		14.2
Income taxes	23.3	—		23.3
Stock issuance liability	—	120.2	(d)	120.2

Total current liabilities	478.5	120.2		598.7
Long-term debt	706.7	(100.0	)(e)	606.7
Advance payments	400.0	—		400.0
Other liabilities	100.4	—		100.4
Shareholders’ Equity:
Common stock, $0.01 par value, 350,000,000 shares authorized	1.2	0.1	(f)	1.3
Additional paid-in capital	437.4	228.9	(f)	666.3
Accumulated other comprehensive income	23.0	—		23.0
Accumulated deficit	(38.1)	(278.7	)(g)	(316.8)

Total shareholders’ equity	423.5	(49.7)		373.8

Total liabilities and shareholders’ equity	$2,109.1	$(29.5)		$2,079.6

Spirit AeroSystems Holdings, Inc.
Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Six Months Ended June 29, 2006

		Pro Forma		Pro Forma
	Six Months	Adjustments for		Six Months
	Ended June 29,	the Offering		Ended June 29,
	2006(a)	Transactions(g)		2006

	(restated)
	(Dollars in millions, except per share amounts)
Net sales	$1,526.2	$—		$1,526.2
Cost of sales	1,249.0	—		1,249.0
Selling, general and administrative	100.1	(1.0	)(h)	99.1
Research and development	70.5	—		70.5

Total costs and expenses	1,419.6	(1.0)		1,418.6

Operating income	106.6	1.0		107.6
Interest expense and financing fee amortization	(22.9)	4.2	(e)	(18.7)
Interest income	14.0	—		14.0
Other income, net	2.9	—		2.9

Income before income taxes	100.6	5.2		105.8
Provision for income taxes	(48.4)	—	(i)	(48.4)

Net income	$52.2	$5.2		$57.4

Net income per share, basic	$0.46	$0.04	(j)	$0.43	(j)
Shares used in per share calculation, basic	113.9	133.2		133.2
Net income per share, diluted	$0.43	$0.04	(j)	$0.42	(j)
Shares used in per share calculation, diluted	120.9	135.9		135.9

(a)	See Note 2 of our restated consolidated financial statements for further information regarding the restatement.

(b)	Cash and cash equivalents

The pro forma adjustment to Cash and cash equivalents is attributable to the following items:

Pro Forma
June 29, 2006

Net proceeds from offering	$229.0
Cash portion of Union Equity Participation Plan payout	(150.0)
Prepayment of long-term debt	(100.0)
Termination of intercompany agreement with Onex Partners Manager, L.P.	(4.0)

Total pro forma adjustment to Cash and cash equivalents	$(25.0)

(c)	The pro forma adjustment to Other assets reflects a write-off of the imputed present value of Spirit’s proportionate share of the subordinated delayed draw credit facility with Boeing for $3.6 million less $1.1 million of accumulated amortization. See “Liquidity and Capital Resources”. This adjustment also includes a $2.0 million write-off of a proportionate share of deferred financing fees associated with the $100.0 million prepayment of long-term debt.

(d)	The pro forma adjustment to Stock issuance liability represents the value on the date of the offering of the stock portion of the Union Equity Participation Plan payout (5,006,829 x $24.00) that would be recorded as a liability until the date the shares are actually issued which would be approximately four months after the offering date.

(e)	The pro forma adjustment to Interest expense primarily reflects a $3.9 million interest expense savings associated with the repayment of approximately $100 million of Term Loan B under the Senior Secured Credit Facilities (assuming interest at LIBOR plus applicable margin, as described in “Use of Proceeds” as well as the assumed interest rates used in calculating the Pro forma Acquisition Adjustments). If interest rates were to change by 0.125%, the total interest would increase (decrease) by approximately $0.4 million for the six months ended June 29, 2006. In addition, the interest expense adjustment reflects the elimination of the structure under which Spirit borrows from an indirect subsidiary of Onex Wind, as outlined in “Certain Relationships and Related Party Transactions — Other Related Party Transactions and Business Relationships”. This adjustment also reflects $0.3 million of deferred financing fees that have been written off proportionate to the debt pre-payment.

(f)	The pro forma adjustment to Common stock and Additional paid-in capital reflects the increase in shares from the offering (10,416,667 shares issued or $0.1 million increase in Common stock and $229.0 million in Additional paid-in capital based on net proceeds of $21.98 per share).

(g)	Accumulated deficit

      The pro forma adjustments to Accumulated deficit are as follows:

Pro Forma
June 29, 2006

Stock compensation charge for Union Equity Participation Plan	$(270.2)
Termination of intercompany agreement with Onex Partners Manager, L.P.	(4.0)
Writeoff of deferred financing fees proportionate to debt prepayment	(2.0)
Writeoff of Boeing delayed draw credit facility (see discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”)	(2.5)

Total pro forma adjustment to Accumulated deficit	$(278.7)

As these adjustments are non-recurring in nature, they have not been included in the Pro-Forma Consolidated Statement of Operations.

(h)	The pro forma adjustment to Selling, general and administrative represents service fee credits of $1.0 million that will not be incurred by the Company after termination of the outstanding intercompany agreement with Onex Partners Manager, L.P.

(i)	As of June 29, 2006, the Company continued to have full valuation allowance of its deferred tax asset therefore the pro forma adjustments would have no impact on Provision for income taxes.

(j)	Included in the Net income (loss) per share calculation are the 10,416,667 shares from this offering and the 5,006,829 shares for the Union Equity Participation Plan, both assumed to have been issued.

Overview of Pro Forma Consolidated Statement of Operations Adjustments for the Boeing Acquisition
      The following unaudited pro forma consolidated statement of operations data gives effect to adjustments that we believe are (1) directly attributable to the Boeing Acquisition, (2) expected to have a continuing impact on the business and (3) factually supportable, as follows:

•	adjustments for revenues recorded as a stand alone business, based on actual deliveries for the period prior to the Boeing Acquisition with pricing as determined under our supply agreements with Boeing, rather than as a captive division whose costs are absorbed;

•	adjustments to compensation and benefits as a result of new union wage rates, incentive programs and benefit plans that became effective at the time of the Boeing Acquisition;

•	adjustments to interest, depreciation and amortization expense resulting from the $700 million Term Loan B, valuation of the assets under purchase accounting and the allocation of negative goodwill; and

•	adjustments for certain costs, including service fees payable to Onex, taxes and the recalculation of accreted income related to Spirit’s non-interest bearing long-term receivable from Boeing in the aggregate amount of $277 million.
      The unaudited pro forma consolidated statement of operations is based upon management’s current estimate of, and good faith assumptions regarding, the adjustments arising from the transactions described above and is based upon currently available information.
      Pro forma adjustments for the Boeing Acquisition include the effects of new contractual arrangements if the amounts are factually supportable, directly attributable to the Boeing Acquisition and expected to have a continuing impact on the statement of operations. In accordance with Regulation S-X, the following unaudited pro forma consolidated statement of operations data does not give effect to new distribution or cost sharing agreements, agreements with management, or compensation or benefit plans. In accordance with Regulation S-X, we also have not included any pro forma adjustments reflecting “efficiencies” from the transaction, including termination of employees, closure of plants and other restructuring changes. The unaudited pro forma statement of operations data is based on the historical financial statements of Boeing Wichita for the period from January 1, 2005 through June 16, 2005, the historical financial statements of Spirit Holdings for the period from February 7, 2005 through December 29, 2005, and other available information and certain management assumptions. The unaudited pro forma consolidated statement of operations data gives effect to the Boeing Acquisition as if it had occurred on January 1, 2005.

SPIRIT AEROSYSTEMS HOLDINGS, INC.
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 29, 2005

					Spirit Holdings
	Predecessor			Predecessor	Actual Results
	Actual Results			Pro Forma	Period From	Spirit Holdings
	Period From			Period From	February 7, 2005	Pro Forma
	January 1, 2005	Pro Forma Adjustments		January 1, 2005	through	Year Ended
	through			through	December 29,	December 29,
	June 16, 2005 (a)	Acquisition (b)	Labor (c)	June 16, 2005	2005(1)(2)	2005

					(restated)
	(Dollars in millions, except per share amounts)
Net sales(3)	$—	$1,165.3	$—	$1,165.3	$1,207.6	$2,372.9
Cost of sales (Spirit Holdings)/
Cost of products transferred (Predecessor)	1,163.9	(141.3)	(31.4)	991.2	1,056.4	2,047.6
Provision of energy services, net	(0.2)	—	—	(0.2)		(0.2)
SG&A, R&D, other period costs(4)	90.7	97.9	—	188.6	219.0	407.6
Operating income (loss)	(1,254.4)	1,208.7	31.4	(14.3)	(67.8)	(82.1)
Interest expense and financing fee amortization	—	(19.9)		(19.9)	(25.5)	(45.4)
Interest income	—	—	—	—	15.4	15.4
Other income, net	—	8.2	—	8.2	1.3	9.5
Provision for income taxes	—	(17.4)	—	(17.4)	(13.7)	(31.1)

Net income (loss)	$(1,254.4)	$1,179.6	$31.4	$(43.4)	$(90.3)	$(133.7)

Net loss per share, basic	N/A	N/A	N/A	N/A	$(0.80)	$(1.01)
Shares used in per share calculation, basic	N/A	N/A	N/A	N/A	113.5	132.6
Net loss per share, diluted	N/A	N/A	N/A	N/A	$(0.80)	$(1.01)
Shares used in per share calculation, diluted	N/A	N/A	N/A	N/A	113.5	132.6

(1)	Spirit Holdings was formed on February 7, 2005 as a holding company of Spirit. Spirit’s operations commenced on June 17, 2005, following the closing of the Boeing Acquisition.

(2)	See Note 2 of our restated consolidated financial statements for further information regarding the restatement.

(3)	For purposes of the Pro Forma Net Sales adjustment for the period from January 1, 2005 through June 16, 2005, sales were recorded upon the transfer of airplane units to Boeing. After the Boeing Acquisition, we adopted the use of contract accounting for profit recognition. The pro forma statement of operations data presented for the period from January 1, 2005 through June 16, 2005 does not include an adjustment to convert Boeing Wichita’s historical accounting methodology to contract accounting.

(4)	Included in actual SG&A, R&D, other period costs is the non-cash stock compensation charge of $22.1 million for the period ended June 16, 2005 and $34.7 million for the period from February 7, 2005 through December 29, 2005.

See notes to the unaudited pro forma consolidated statement of operations.

		Pro Forma Adjustment for the
	Spirit Holdings Pro	Offering Transactions Period		Pro Forma as Adjusted
	Forma Year Ended	From January 1, 2005 through		Year Ended
	December 29, 2005(a)	December 29, 2005(b)		December 29, 2005

Net sales	$2,372.9	$—		$2,372.9
Cost of sales/products transferred	2,047.4	—		2,047.4
SG&A, R&D, other period costs	407.6	(2.0	)(c)	405.6

Operating income (loss)	(82.1)	2.0		(80.1)
Interest expense and financing fee amortization	(45.4)	7.1	(d)	(38.3)
Interest income	15.4	—		15.4
Other income, net	9.5	—		9.5
Provision for (recovery of) income taxes	(31.1)	—		(31.1)

Net income (loss)	(133.7)	9.1		(124.6)

Net income (loss) per share, basic	$(1.01)	$0.07	(e)	$(0.94	)(e)
Shares used in per share calculation, basic	132.6	132.6		132.6
Net income (loss) per share, diluted	$(1.01)	$0.07	(e)	$(0.94	)(e)
Shares used in per share calculation, diluted	132.6	132.6		132.6

(a)	Includes the Predecessor pro forma adjustments for the Boeing Acquisition and Labor for the period from January 1, 2005 through June 16, 2005.

(b)	Costs associated with the offering that are excluded from the pro forma income statement due to their non-recurring nature:

Stock compensation charge for Union Equity Participation Plan	$(270.2)
Termination of intercompany agreement with Onex Partners Manager, L.P.	(4.0)
Writeoff of deferred financing fees proportionate to debt prepayment	(2.0)
Writeoff of Boeing delayed draw credit facility (see discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”)	(2.5)

Total non-recurring adjustments	$(278.7)

(c)	The pro forma adjustment to SG&A, R&D, other period costs represents a service fee of $2.0 million for the period ended December 29, 2005 that will not be incurred by the Company after termination of the outstanding intercompany agreement with Onex Partners Manager, L.P.

(d)	The pro forma adjustment to Interest expense reflects a $4.0 million interest expense savings associated with the repayment of approximately $100 million of Term Loan B under the Senior Secured Credit Facilities (assuming interest at LIBOR plus applicable margin, as described in “Use of Proceeds”). In addition, the interest expense adjustment reflects the elimination of the structure under which Spirit borrows from an indirect subsidiary of Onex Wind, as outlined in “Certain Relationships and Related Party Transactions — Other Related Party Transactions and Business Relationships”. This adjustment also reflects $0.3 million of deferred financing fees that have been written off proportionate to the debt prepayment.

(e)	Included in the Net income (loss) per share calculations are the 10,416,667 shares from this offering and the 5,006,829 shares for the Union Equity Participation Plan, both assumed to have been issued.
See notes to the unaudited pro forma consolidated statement of operations.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED
STATEMENT OF OPERATIONS DATA
      Set forth below are notes that describe the assumptions underlying the adjustments to the pro forma consolidated statement of operations relating to the Boeing Acquisition.
      (a) Presentation of Historical Audited Statement of Operations Data for the Period from January 1, 2005 through June 16, 2005

The historical financial data is presented to reflect the operation of Boeing Wichita as a cost center of BCA, not a separate legal entity. Historically, Boeing Wichita was an internal supplier of parts and assemblies for the B737, B747, B757, B767 and B777 airplane programs of BCA, with few sales to third party customers. Boeing Wichita included the manufacturing operations of BCA located in Wichita, Kansas; Tulsa, Oklahoma and McAlester, Oklahoma along with certain shared assets and operations of Boeing’s Shared Services Group. This historical financial information reflects the actual financial statements of Boeing Wichita. Certain amounts have been allocated from Boeing’s consolidated financial statements.

Pursuant to the Asset Purchase Agreement, Spirit acquired Boeing Wichita (including the assumption of certain liabilities). Boeing Wichita is the predecessor entity of Spirit Holdings for the periods prior to the Boeing Acquisition. The historical financial statements for the period from January 1, 2005 through June 16, 2005 present the associated historical assets, liabilities and operating costs of Boeing Wichita.

Since Boeing Wichita was operated as a cost center, costs incurred and allocated to Boeing Wichita were absorbed by BCA and revenues were not recorded in Boeing Wichita’s historical financial statements. Cost of products transferred includes manufacturing labor, material and non-labor and site overhead costs. Fringe benefit costs are allocated to the cost of products transferred through the fringe rate as a percentage of labor dollars. Fringe costs include elements such as vacation, holiday, sick leave, medical, pension and postretirement medical, as described in the notes to our historical financial statements. Costs administered by Boeing are not allocated to the cost of products transferred.

Transactions with Boeing were conducted on a non-cash basis, and generally involved performance under intra-company arrangements between Boeing Wichita and Boeing.

Certain costs were incurred by Boeing on behalf of Boeing Wichita. To the extent practical, these costs were discretely transferred to Boeing Wichita, but in some cases, an allocation methodology was used to transfer the costs to Boeing Wichita. Management believes that these allocations are reasonable, but may not be indicative of costs that would have been incurred had Boeing Wichita been operated on a stand alone basis. These costs fall into the following three major categories and all such costs have been included in Boeing Wichita’s historical financial statements.

First, the historical financial statements include costs directly related to the activities of Boeing Wichita, which were incurred by Boeing and transferred to Boeing Wichita for administrative purposes, including payroll, accounts payable, travel and employee benefits such as pension costs, and medical coverage. These costs are primarily included in cost of products transferred and the balance is included in SG&A, R&D and other period costs.

Second, costs incurred by Boeing on behalf of Boeing Wichita represented the purchase of parts from Boeing that are incorporated into the products of Boeing Wichita. The cost of these parts is treated the same as the cost of parts acquired from third parties and is included in cost of products transferred.

Third, costs incurred by Boeing on behalf of Boeing Wichita are either general and administrative or relate to support services provided by Boeing for the benefit of Boeing Wichita. These costs, except for those identified as general and administrative, are included in cost of products transferred.

      (b) Boeing Acquisition

The Boeing Acquisition represents the impact of the following items:

(i) Net Sales.

The adjustments to produce total net sales are outlined as follows:

1/1/2005-
6/16/2005

Program Revenue at Supply Agreement Prices(1)	$1,073.3
Other Sales at Supply Agreement Prices(1)	47.4
B787 Revenue(1)	21.3
Spares Sales at Supply Agreement Prices(1)	33.7
Amortization of Intangibles and Depreciation of Tooling Related to Exclusivity Agreement(2)	(10.4)

Total Revenue	$1,165.3

(1)	This adjustment reflects the application of the contractually-determined pricing from our supply agreements with Boeing to the actual products and services transferred to Boeing during the period from January 1, 2005 through June 16, 2005. See “Business — Our Relationship with Boeing.”

(2)	This adjustment reflects the reduction of revenue related to the amortization of intangibles and tooling depreciation in accordance with Emerging Issues Task Force, or EITF, No. 01-3, Accounting in a Business Combination for Deferred Revenue of an Acquiree and EITF No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products).

(ii) Cost of Sales/ Costs of Products Transferred.

The adjustments to cost of products transferred are as follows:

1/1/2005-
6/16/2005

B787 Reclassification(1)	$(56.2)
G&A Reclassification(2)	(38.3)
Capitalized Tooling(3)	(18.5)
Depreciation Expense(4)	(28.3)

Total	$(141.3)

(1)	Cost of products transferred has been reduced by $56.2 million to reflect the reclassification of certain B787-related cost of products transferred as SG&A to conform to Spirit’s classification. Historically, Boeing Wichita included these expenses in cost of products transferred. Spirit classifies these expenses as SG&A.

(2)	Cost of products transferred has been reduced by $38.3 million to eliminate costs associated with accounting, human resources, payroll, security and other period expenses that were historically recorded by Boeing Wichita as a cost of products transferred. These costs were reclassified as SG&A to conform to Spirit’s classification.

(3)	Cost of products transferred has been reduced by $18.5 million to eliminate the costs associated with tooling expenses. Historically, Boeing Wichita expensed certain tooling assets. Spirit capitalized these tooling assets after the closing of the Boeing Acquisition.

(4)	Cost of products transferred was reduced for depreciation expense of $28.3 million due to the lower asset values resulting from the Boeing Acquisition, including the recognition and allocation of negative goodwill.

(iii) SG&A, R&D and Other Period Costs.

SG&A, R&D and other period costs are outlined as follows:

1/1/2005-
6/16/2005

B787 Reclassification(1)	$56.2
SG&A Reclassification(2)	38.3
Other(3)	3.4

Total	$97.9

(1)	SG&A has been increased by $56.2 million to reflect the reclassification of certain B787-related cost of products transferred as SG&A to conform to Spirit’s classification of costs. Historically, Boeing Wichita included these costs in cost of products transferred. Spirit classifies these expenses as SG&A.

(2)	SG&A has been adjusted by $38.3 million to add costs associated with accounting, human resources, payroll, security and other period costs that were reclassified from costs of products transferred to SG&A to conform to Spirit’s classification of costs.

(3)	Other period costs were increased by $3.4 million, including (a) amortization of favorable leasehold interest and other identified intangibles resulting from the Boeing Acquisition and (b) the Onex service fee ($2 million on an annual basis, prorated for five and a half months).

(iv) Interest Expense and Financing Fee Amortization. The pro forma adjustments to interest expense and financing fee amortization are based on the borrowings to finance the Boeing Acquisition as presented below:

1/1/2005-
6/16/2005

Term Loan B(1)	$17.5
Amortization of Loan Fees(2)	2.4

Interest Expense and Financing Fee Amortization	$19.9

(1)	The Term Loan B’s interest rate was determined as LIBOR plus 225 basis points. The following rates were used for calculating the interest for the Term Loan B during the months set forth below:

Interest
Rate

January 2005	5.00%
February 2005	5.17%
March 2005	5.37%
April 2005	5.46%
May 2005	5.59%
June 2005	5.68%

The effect of a 0.125% change in the interest rate on the Term Loan B would increase or decrease annual pro forma interest expense by $0.8 million.

(2)	Deferred financing amortization expense for the period from January 1, 2005 through June 16, 2005 is based on monthly amortization of deferred financing fees incurred due to the debt borrowed to fund the Boeing Acquisition.

(v) Other Income and Expense, Net. Other income and expense, net has been adjusted to account for the estimated accretion income related to Spirit’s non-interest bearing long-term receivable from Boeing in the aggregate amount of $277 million payable in 2007, 2008 and 2009 attributable to the acquisition of title of various tooling and other capital assets.

(vi) Income Taxes. The pro forma tax adjustment of $17.4 million to income taxes reflects the tax effect of the pro forma adjustment to operating income. Tax expense was based on the following assumptions: (1) all actual temporary and permanent book versus tax differences as recognized by Spirit Holdings in the post-Boeing Acquisition period in 2005 were applied to the pre-Boeing Acquisition period in 2005 and (2) 100% of the actual valuation allowance recorded on net deferred tax assets utilized by Spirit in the post-Boeing Acquisition period in 2005 was assumed to be consistent with valuation allowance on net deferred tax assets for the pre-Boeing Acquisition period in 2005.
      (c) Labor Costs

New union wage rates took effect upon, and pension, health and welfare benefits, post-retirement and incentive plans were adjusted as a result of, the Boeing Acquisition. The historical costs incurred have been adjusted by $11.6 million as a result of wage changes and $19.8 million as a result of fringe rate changes. The wage reduction adjustment was calculated using the average number of union employees as of each of January 1, 2005 and June 16, 2005 and the difference between the actual wage rates in effect as of each of January 1, 2005 and June 30, 2005.

Actual fringe rates as a percentage of labor incurred by us for the period from June 17, 2005 through December 29, 2005 were applied to the lower base labor cost to calculate the fringe rate adjustment.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA
      The following table sets forth our selected consolidated financial data for each of the periods indicated. The periods prior to and including June 16, 2005 reflect data of our Predecessor for financial accounting purposes. The periods beginning June 17, 2005 reflect our financial data after the Boeing Acquisition. Financial data for the year ended December 31, 2001 (Predecessor), the year ended December 31, 2002 (Predecessor), the year ended December 31, 2003 (Predecessor), the year ended December 31, 2004 (Predecessor), the period from January 1, 2005 through June 16, 2005 (Predecessor) and the period from June 17, 2005 through December 29, 2005 (Spirit Holdings) are derived from the restated audited consolidated financial statements of Predecessor or Spirit Holdings, as applicable. The audited consolidated financial statements for the year ended December 31, 2003 (Predecessor), the year ended December 31, 2004 (Predecessor), the period from January 1, 2005 through June 16, 2005 (Predecessor) and the period from June 17, 2005 through December 29, 2005 (Spirit Holdings) are included in this prospectus. Financial data as of and for the six months ended June 29, 2006 (Spirit Holdings) are derived from the restated unaudited consolidated financial statements of Spirit Holdings, included in this prospectus. Interim results are not necessarily indicative of the results to be expected for the entire fiscal year. You should read the information presented below in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined and consolidated financial statements and related notes contained elsewhere in this prospectus.

	Spirit Holdings		Predecessor

		Period from	Period from
	Six Months	June 17, 2005	January 1,	Fiscal Year Ended
	Ended	through	2005 through
	June 29,	December 29,	June 16,	December 31,	December 31,	December 31,	December 31,
	2006(1)	2005(1)	2005	2004	2003	2002	2001

	(restated)	(restated)
			(Dollars in millions)
Statement of Income Data:
Net sales	$1,526.2	$1,207.6	N/A	N/A	N/A	N/A	N/A
Cost of sales	1,249.0	1,056.4	$1,163.9	$2,074.3	$2,063.9	$2,350.7	$2,945.0
Selling, general & administrative expenses(2)	100.1	140.7	79.7	155.1	116.7	135.1	138.1
Research & development	70.5	78.3	11.0	18.1	17.3	18.5	21.9
Special charges(3)	—	—	—	—	10.3	—	49.0

Operating income (loss)	106.6	(67.8)	N/A	N/A	N/A	N/A	N/A
Interest expense and financing fee amortization	(22.9)	(25.5)	N/A	N/A	N/A	N/A	N/A
Interest income	14.0	15.4	—	—	—	—	—
Other income, net	2.9	1.3	N/A	N/A	N/A	N/A	N/A

Income (loss) before income taxes	100.6	(76.6)	N/A	N/A	N/A	N/A	N/A
Provision for income taxes	(48.4)	(13.7)	N/A	N/A	N/A	N/A	N/A

Net income (loss)	$52.2	$(90.3)	N/A	N/A	N/A	N/A	N/A

Net income (loss) per share, basic	$0.46	$(0.80)	N/A	N/A	N/A	N/A	N/A
Shares used in per share calculation, basic	113.9	113.5	N/A	N/A	N/A	N/A	N/A
Net income (loss) per share, diluted	$0.43	$(0.80)	N/A	N/A	N/A	N/A	N/A
Shares used in per share calculation, diluted	120.9	113.5	N/A	N/A	N/A	N/A	N/A
Other Financial Data:
Cash flow provided by (used in) operating activities	$212.6	$223.8	$(1,177.8)	$(2,164.9)	$(2,081.8)	$(2,281.8)	$(3,034.3)
Cash flow used in investing activities	$(323.4)	$(1,030.3)	$(48.2)	$(54.4)	$(43.3)	$(50.4)	$(61.3)
Cash flow provided by (used in) financing activities	$(4.9)	$1,047.8	N/A	N/A	N/A	N/A	N/A
Capital expenditures	$(180.0)	$(144.6)	$(48.2)	$(54.4)	$(43.3)	$(50.4)	$(61.3)

	Spirit Holdings		Predecessor

	As of		As of

	June 29,	December 29,	December 31,	December 31,	December 31,	December 31,
	2006(1)	2005(1)	2004	2003	2002	2001

	(restated)	(restated)
			(Dollars in millions)
Consolidated Balance Sheet Data:
Cash & cash equivalents(4)	$125.7	$241.3	$3.0	$3.6	$1.3	$1.7
Accounts receivable, net	$263.7	$98.8	$2.0	$2.0	$1.6	$1.6
Inventories	$613.4	$510.7	$524.6	$529.4	$535.1	$683.9
Property, plant & equipment, net	$624.7	$518.8	$511.0	$555.3	$611.8	$667.1
Total assets	$2,109.1	$1,656.6	$1,043.6	$1,093.3	$1,153.1	$1,358.1
Total debt	$720.9	$721.6	N/A	N/A	N/A	N/A
Long-term debt	$706.7	$710.0	N/A	N/A	N/A	N/A
Shareholders’ equity	$423.5	$325.8	N/A	N/A	N/A	N/A

(1)	See Note 2 of the restated consolidated financial statements for further information regarding the restatement.

(2)	Includes non-cash stock compensation expenses of $26.3 million, $34.7 million, $22.1 million, $23.3 million, $12.9 million, $9.1 million and $7.2 million for the respective periods starting with the six months ended June 29, 2006.

(3)	In 2001, a special charge was allocable to Boeing Wichita in connection with the terrorist attacks of September 11, 2001. In 2003, a charge was allocable to Boeing Wichita in connection with the close-out of the Boeing B757 program.

(4)	Prior to the Boeing Acquisition, the Predecessor was part of Boeing’s cash management system, and consequently, had no separate cash balance. Therefore, at December 31, 2004, December 31, 2003, December 31, 2002 and December 31, 2001, the Predecessor had negligible cash on the balance sheet.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion of our financial condition and results of operations in conjunction with the audited restated consolidated financial statements, the notes to the audited restated consolidated financial statements and the “Selected Consolidated Financial Information and Other Data” appearing elsewhere in this prospectus. This discussion covers periods before and after the closing of the Boeing Acquisition. The discussion and analysis of historical periods prior to the Boeing Acquisition do not reflect the impact of the Boeing Acquisition. In addition, this discussion contains forward-looking statements that must be understood in the context of numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. See “Cautionary Statements Regarding Forward-Looking Statements.” Our results may differ materially from those anticipated in any forward-looking statements.
      In conjunction with this offering, we and our board of directors reassessed the fair market values ascribed for financial accounting purposes to common stock purchased by management as well as restricted stock awards issued to employees under our Executive Incentive, Short Term Incentive and Long Term Incentive Plans and to directors under our Director Stock Plan in fiscal 2005 and through June 29, 2006. We adjusted the fair values ascribed to these equity awards for financial accounting purposes to the fair value of our underlying equity using appraisals and valuations of the underlying net assets and other data necessary to reasonably estimate such value on a per share basis at the various grant dates. As a result, we calculated additional stock compensation expense necessary to be recognized in accordance with SFAS No. 123(R) as a result of this change in valuation. Accordingly, we have restated our financial statements as of June 29, 2006 and December 29, 2005 and for the periods then ended to reflect the additional stock compensation expense and related tax impact had these equity awards been recorded at their currently estimated fair values. We also recorded the entries that had previously remained as unadjusted differences at December 29, 2005 resulting in a discrete non-cash charge to pre-tax earnings of $0.8 million for the period from inception (February 7, 2005) through December 29, 2005 and a non-cash increase to pre-tax earnings of $1.2 million for the six-month period ending June 29, 2006. The fair market value reassessment portion of the restatement resulted in an additional non-cash charge to Selling, general and administrative expense of $30.5 million, and a corresponding increase in Net loss of $30.5 million for the period from inception (February 7, 2005) through December 29, 2005 and an additional non-cash charge to Selling, general and administrative expense of $24.0 million, an increase in Provision for income taxes of $5.0 million and a reduction of Net income by $22.8 million for the six-month period ending June 29, 2006. Additional information regarding the effect of the restatement to reflect these changes is included in Note 2 to our restated consolidated financial statements included in this prospectus.
      The following table presents the effect of the change in valuation on stock compensation expense by year both historically and for future periods:

	Period from		Period from
	June 17, 2005	Period from	June 30, 2006
	through	December 30,	through	For the years ending December 31,
	December 29,	2005 through	December 31,
	2005	June 29, 2006	2006	2007	2008	2009	2010	2011	Total

As previously reported(1)	4.2	7.3	7.1	4.1	2.5	1.3	0.4	—	26.9
As restated	34.7	26.3	28.0	25.5	14.6	8.0	2.9	0.2	140.2

Difference	30.5	19.0	20.9	21.4	12.1	6.7	2.5	0.2	113.3

(1)	Beyond the period ending June 29, 2006, the presented figures represent the estimated future spread of the original calculated fair values. The values presented for the period from June 17, 2005 through December 29, 2005 and the period from December 30, 2005 through June 29, 2005 are the amounts that were previously presented in the statements of cash flows.

Overview
      We are the largest independent non-OEM designer and manufacturer of aerostructures in the world. Aerostructures are structural components, such as fuselages, propulsion systems and wing systems for commercial, military and business jet aircraft. We derive our revenues primarily through long-term supply agreements with Boeing and Airbus. For the 12 and one-half months ended June 29, 2006 (the 12 and one-half months following the Boeing Acquisition), we generated net revenues of approximately $2,734 million and net loss of approximately $38 million. For the three months ended June 29, 2006, we generated revenues of approximately $855 million and net income of approximately $30 million.
      We are organized into three principal reporting segments: (1) Fuselage Systems, which include the forward, mid-and rear fuselage sections, (2) Propulsion Systems, which include nacelles, struts/pylons and engine structural components and (3) Wing Systems, which include wings, wing components and flight control surfaces. All other activities fall within the All Other segment, principally made up of sundry sales of miscellaneous services and sales of natural gas through a tenancy-in-common with other Wichita companies. Fuselage Systems, Propulsion Systems, Wing Systems and All Other represented approximately 48%, 27%, 24% and 1%, respectively, of our revenues for the quarter ended June 29, 2006, our first quarter following the BAE Acquisition.
Market Trends
      The financial health of the commercial airline industry has a direct and significant effect on our commercial aircraft programs. The commercial airline industry is impacted by the strength of the global economy and geo-political events around the world. The commercial airline industry suffered after the terrorist attacks of September 11, 2001 and the subsequent downturn in the global economy, the SARS epidemic in 2002 and, more recently, from rising fuel prices and the conflicts in the Middle East. In the last two years, the industry has shown signs of strengthening with increases in global revenue passenger miles (RPMs) driven in large part by deregulation and economic growth in Asia and the Middle East, although rising fuel prices, conflicts in the Middle East, major U.S. airline financial distress and the risk of additional terrorist activity have tempered the recovery.
      Both Boeing and Airbus experienced record airplane orders in 2005. As reported by Boeing and Airbus as of June 30, 2006, they had a combined backlog of 4,141 commercial aircraft, which has grown from a backlog of 2,597 as of December 31, 2004. The current backlog represents approximately 4.9 years of production at expected 2006 delivery rates. Many industry experts believe that the strength of commercial orders will continue through the next several years, though they are not expected to approach the 2005 record levels. As a result, Boeing and Airbus have announced increased production rates, including on the B737, B777 and A320 models, on which we have significant work content. The following table sets forth the historical deliveries of Boeing and Airbus and their announced delivery expectations for 2006.

	2001	2002	2003	2004	2005	2006

Boeing	527	381	281	285	290	395
Airbus	325	303	305	320	378	430

Total	852	684	586	605	668	825

      Boeing’s deliveries decreased by approximately 28% in 2002 and by approximately another 26% in 2003. Boeing’s deliveries rose slightly in each of 2004 and 2005 and are expected to rise by approximately 36% in 2006. Airbus experienced more stable delivery rates from 2001 through 2004. Airbus deliveries then rose by approximately 18% in 2005 and are expected to rise by approximately another 14% in 2006. Total deliveries for Boeing and Airbus decreased by approximately 20% and 14% in 2002 and 2003, respectively. Total deliveries increased by approximately 3% and 10% in 2004 and 2005, respectively, and are expected to grow by approximately an additional 24% in 2006.
      Although the commercial aerospace industry is in a cycle of increased production, our business could be adversely affected by significant changes in the U.S. or global economy. Historically, aircraft travel, as measured by global RPMs, generally correlates to economic conditions and a reduction in aircraft travel could result in a decrease in new orders, or even cancellation of existing orders, for new or replacement aircraft, which in turn could adversely affect our business. Part of our strategy during this upturn is to work on diversifying our customer base and reducing our fixed to variable cost ratio so we have downside protection in this cyclical market.
      In recent years, Boeing has announced the possibility of terminating its B767 program. Although B767 orders and backlog increased in 2005, Boeing could terminate the B767 program unless commercial airlines order additional aircraft in sufficient quantities to justify continued production or the U.S. Air Force launches a tanker program using the B767 as a platform. Boeing has announced that it is reasonably possible that a decision to end production of the B767 program could be made in 2006. Although we cannot predict the likelihood of Boeing terminating production of the B767 program, we do not believe that termination of the B767 program would have a material impact on our results of operations, balance sheet or cash flows as it does not comprise a significant portion of our business.
The Boeing Acquisition and Related Transactions
      In December 2004 and February 2005, an investor group led by Onex Partners LP and Onex Corporation formed the companies of Spirit and Spirit Holdings, respectively, for the purpose of acquiring Boeing Wichita. On June 16, 2005, Spirit acquired Boeing Wichita for a cash purchase price of approximately $904 million and the assumption of certain liabilities, pursuant to the Asset Purchase Agreement. Based on final working capital and other factors specified in the Asset Purchase Agreement, a purchase price adjustment of $19 million was paid to Spirit in the fourth quarter of 2005. The acquisition was financed through borrowings of a $700 million Term Loan B under our Senior Secured Credit Facilities and an equity investment of $375 million. Proceeds from the Term Loan B were used to consummate the Boeing Acquisition and pay fees and expenses incurred in connection therewith and for working capital. Our senior secured credit facilities also include a $175 million revolving credit facility, none of which was borrowed at the closing date of the Boeing Acquisition and $0.3 million of which is outstanding in the form of letters of credit as of June 29, 2006. In connection with the Boeing Acquisition, Boeing is required to make future payments to Spirit in amounts of $45.5 million, $116.1 million and $115.4 million in 2007, 2008 and 2009, respectively, in payment for various tooling and capital assets built or purchased by Spirit. Spirit will retain unimpeded usage rights and custody of these assets for their remaining useful lives without compensation to Boeing. Boeing also contributed $30 million to us to partially offset our costs to transition to a stand alone company. The fair value of the various assets acquired and liabilities assumed were determined by management based on valuations performed by an independent third party. The fair value of the net assets acquired exceeded the total consideration for the acquisition by approximately $739.1 million. The excess (negative goodwill) was allocated on a pro rata basis to long-lived assets.
      In connection with the Boeing Acquisition, we entered into a long-term supply agreement under which we are Boeing’s exclusive supplier for substantially all of the products and services that Boeing Wichita provided to Boeing prior to the Boeing Acquisition. The supply contract is a requirements contract covering certain products such as fuselages, struts, wing components and nacelles for Boeing B737, B747, B767 and B777 commercial aircraft programs for the life of these programs, including any commercial derivative models. Pricing for existing products is contractually set through May 2013, with average prices decreasing at higher volume levels and increasing at lower volume levels. We also entered into a long-term supply agreement for Boeing’s new B787 platform covering the life of this platform, including commercial derivatives. Under this contract, we will be Boeing’s exclusive supplier for the forward fuselage, fixed and moveable leading wing edges and struts for the B787. Pricing for these products on the B787-8 model is generally set through 2021, with prices decreasing as cumulative production volume levels are achieved over time.
Cost Savings
      In connection with and since the Boeing Acquisition, Spirit was able to achieve substantial cost reductions by renegotiating labor contracts, reducing pension and fringe benefit costs and utilizing strategic sourcing to lower the cost of procuring raw materials and certain internal processes. Below are management’s estimates of the average annual cost savings resulting from these agreements negotiated following the Boeing Acquisition.
      Direct Labor. We implemented two significant cost reduction initiatives in conjunction with the Boeing Acquisition that lowered our direct labor costs. We hired 1,300 fewer people than the predecessor had employed, which translates into approximately $112 million of annual savings. Pursuant to the terms of the Asset Purchase Agreement, we did not incur severance obligations to former Boeing employees that we did not hire. We were able to operate with fewer people due to higher productivity among our remaining employees, favorable contract terms, new work rules and realignment of business units. Additionally, new union contracts provided for wage reductions of 10%, on average, for our direct labor force. Since the Boeing Acquisition, new employees required to support increasing production levels have been hired at lower starting wage rates. The new union contracts and changing mix of pre- and post-Boeing Acquisition employees have resulted in approximately $65 million in annual cost savings, assuming a constant level of employees. The new union agreements provide for an escalation of labor costs by approximately $20 million per year, assuming a constant level of employees.
      Pension and Other Benefits (Fringe). Cost reduction initiatives related to the Boeing Acquisition have also lowered our pension and other benefits (fringe) costs. We were able to achieve substantial cost reductions by switching employee retirement plans from defined benefit plans to defined contribution plans and raising the required employee medical plan contribution percentage. The resulting cost savings lowered our fringe rate as a percentage of labor by five percentage points, which translates into approximately $27 million of annual savings, assuming a constant level of employees. Subsequently, as of January 2006, we recognized further fringe benefits reductions based on the results of our first six months of operations, lowering our fringe rate as a percentage of labor by a further 10 percentage points, or approximately $59 million, on an annual basis. The major contributors to this reduction were lower negotiated medical premiums from third party providers as a result of experience and plan redesign, hiring of Boeing retirees who are covered under Boeing’s retiree medical plan, lower paid time off due to changing seniority levels, as described above, further pension/retirement reductions and improved workers compensation claims experience.
      As a result of the adjustments recorded in June 2006 to reflect the final pension asset transfer discussed in Note 3 within the notes to our restated consolidated financial statements under the heading “Acquisition of Spirit,” we expect to realize additional annual savings of approximately $30 million in the form of higher pension income and lower depreciation and amortization expense.
      As a result of the revaluation of the fair values ascribed to common stock purchased by and granted to management and others, we have recognized incremental non-cash stock compensation charges of $30.5 million and $19.0 million for the period from inception (February 7, 2005) through December 29, 2005 and the six-month period ending June 29, 2006, respectively. See Note 2 to our restated consolidated financial statements for additional details.
      Strategic Sourcing. In addition to cost reduction initiatives implemented in connection with the Boeing Acquisition, strategic sourcing has created additional average annual savings of approximately $23 million over the current estimated production quantity. These savings are comprised of approximately $7 million from lower cost structures associated with services that were provided by Boeing such as housekeeping and security and $16 million of direct material savings.
Union Equity Participation Plan Compensation Expense
      We have agreed to establish a Union Equity Participation Plan pursuant to which we will issue stock appreciation rights tied to the value of our class B common stock for the benefit of certain of our union-represented employees. See “Business — Employees.” Upon the consummation of this offering, based on an assumed initial public offering price of $24.00 per share, the midpoint of the range on the cover of this prospectus, the stock appreciation rights will entitle the employees to receive a total of approximately $270.2 million, in cash and/or shares of class A common stock at our discretion, resulting in a compensation expense to us of $270.2 million in the period in which this offering is consummated.

Recent Events
      Acquisition of BAE Aerostructures. On April 1, 2006, through our wholly-owned subsidiary, Spirit Europe, we acquired BAE Aerostructures for a cash purchase price of approximately $145.7 million and the assumption of certain normal course liabilities (including accounts payable of approximately $57.8 million). Spirit Europe manufactures leading and trailing wing edges and other wing components for commercial aircraft programs for Airbus and Boeing and produces various aerostructure components for certain Raytheon business jets. The BAE Acquisition provides us with a foundation to increase future sales to Airbus, as Spirit Europe is a key supplier of wing and flight control surfaces for the A320 platform, Airbus’ core single aisle program, and of wing components for the A380 platform, one of Airbus’ most important new programs and the world’s largest commercial passenger aircraft. Under our supply agreements with Airbus, we supply most of our products for the life of the aircraft program, including commercial derivative models, with pricing determined through 2010. For the A380, we have a long-term supply contract with Airbus that covers a fixed number of units.
      Boeing Strike. On September 2, 2005, Boeing experienced a strike during collective bargaining discussions with the International Association of Machinists and Aerospace Workers, or the IAM. At the onset of the strike, Boeing implemented a ship-in-place plan for all Spirit-produced major components. During the ship-in-place period, we continued production at a reduced rate, but did not physically deliver any products to Boeing, other than miscellaneous spares and small components. We recognized revenue on these ship-in-place units consistent with contractual terms. During this time period, we worked with our employees to reduce work weeks instead of implementing layoffs and furloughs. After Boeing reached a three-year agreement with the IAM on September 29, 2005, Spirit and Boeing worked together to return production to normal rates by January 2006. The reduced production rates during and for a period of time after the strike reduced Spirit’s revenue by an estimated $172 million for the six and one-half months ended December 29, 2005 and negatively impacted our revenue, income and cash flows for the first quarter of 2006.
Basis of Presentation
      Since the Boeing Acquisition was effective on June 17, 2005, the financial statements and subsidiary detail for prior periods relate to its predecessor, the Wichita Division of BCA, which we refer to as Boeing Wichita or the Predecessor, and are presented on a carve-out basis. As a result, we believe that these financial statements for the Predecessor are not comparable to the financial statements for Spirit Holdings for periods following the Boeing Acquisition, as described under the heading “— Pre-Boeing Acquisition Results are Not Comparable to Post-Boeing Acquisition Results.”
      Prior to the Boeing Acquisition. Prior to the completion of the Boeing Acquisition, the Predecessor was a division of Boeing and was not a separate legal entity. Historically, the Predecessor functioned as an internal supplier of parts and assemblies to Boeing aircraft programs and had very few sales to third parties. It operated as a cost center within Boeing, meaning that it recognized its cost of products manufactured for BCA programs, but did not recognize any corresponding revenues for those products. No intra-company pricing was established for the parts and assemblies that the Predecessor supplied to Boeing. Revenues from sales to third parties were insignificant, consisting of less than $100,000 in each year from 2001 through 2004, and in the period from January 1, 2005 through the closing date of the Boeing Acquisition. As a cost center, the division operated under intra-company arrangements with Boeing, with all transactions with Boeing conducted on a non-cash basis. The Predecessor accumulated incurred costs and assigned a per-finished item value to the airplane programs as completed items were delivered to Boeing’s Puget Sound facilities for final assembly.
      Certain amounts included in the Predecessor’s financial statements have been allocated from BCA and/or Boeing. Spirit believes that these allocations are reasonable, but not necessarily indicative of costs that would have been incurred by Boeing Wichita had it operated as a stand alone business for the same periods.

      Statements of cash flows have not been presented for the Predecessor because it did not maintain cash accounts and participated in Boeing’s centralized cash management systems and Boeing funded all of its cash requirements.
      The Predecessor’s financial statements include both the Wichita and Tulsa/ McAlester sites. All intercompany balances and transactions involving the consolidating entities have been eliminated in consolidation.
      Post Boeing Acquisition. Since the Boeing Acquisition, Spirit has operated as a stand alone entity with its own accounting records. The restated consolidated financial statements include Spirit Holdings, Spirit and its other subsidiaries in accordance with Accounting Research Bulletin No. 51, SFAS No. 94 and Financial Accounting Standards Board, or FASB, Interpretation No. 46(R). All intercompany balances and transactions have been eliminated in consolidation.
Critical Accounting Policies
      The following discussion and analysis of our financial condition and results of operations is based upon our restated consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to inventories, income taxes, financing obligations, warranties, pensions and other postretirement benefits and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Management believes that the quality and reasonableness of our most critical policies enable the fair presentation of our financial position and results of operations. However, we caution you that the sensitivity of financial statements to these methods, assumptions and estimates could create materially different results under different conditions or using different assumptions.
      The following are the most critical accounting policies of Spirit Holdings, which are those that require management’s most subjective and complex judgments, requiring the use of estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Revenue and Profit Recognition
      A significant portion of Spirit’s revenues are recognized under long-term, volume-based pricing contracts, requiring delivery of products over several years. Spirit recognizes revenue under the contract method of accounting and records sales and profits on each contract in accordance with the percentage-of-completion method of accounting, using the units of delivery method. We follow the requirements of Statement of Position 81-1 (SOP 81-1), Accounting for Performance of Construction-Type and Certain Production-Type Contracts (the contract method of accounting), using the cumulative catch-up method in accounting for revisions in estimates. Under the cumulative catch-up method, the impact of revisions in estimates is recognized immediately when changes in estimated contract profitability become known.
      A profit rate is estimated based on the difference between total revenues and total costs of a contract. Total revenues at any given time include actual historical revenues up to that time plus future estimated revenues. Total costs at any given time include actual historical costs up to that time plus future estimated costs. Estimated revenues include negotiated or expected values for units delivered, estimates of probable recoveries asserted against the customer for changes in specifications, price adjustments for contract and volume changes, and escalation. Costs include the estimated cost of certain pre-production effort (including nonrecurring engineering and planning subsequent to completion of final design) plus the estimated cost of manufacturing a specified number of production units. Estimates take into account assumptions relative to future labor performance and rates, and projections relative to material and overhead costs including expected “learning curve” cost reductions over the term of the contract. The specified number of production units used to establish the profit margin is predicated upon contractual terms and market forecasts, and for Boeing contracts, is closely aligned with Boeing’s disclosed accounting quantities. The assumed timeframe/period is generally equal to the period specified in the contract. If the contract is a “life of program” contract, then such period is equal to the time period covered by the estimated number of production units. Estimated revenues and costs also take into account the expected impact of specific contingencies that we believe are probable.
      Estimates of revenue and cost for our contracts span a period of multiple years and are based on a substantial number of underlying assumptions. We believe that the underlying assumptions are sufficiently reliable to provide a reasonable estimate of the profit to be generated. However, due to the significant length of time over which revenue streams will be generated, the variability of the revenue and cost streams can be significant if the assumptions change.
      For revenues not recognized under the contract method of accounting, we recognize revenues from the sale of products at the point of passage of title, which is generally at the time of shipment. Revenues earned from providing maintenance service are recognized when the service is complete.
      For hardware end items, the Predecessor recognized transferred costs when the item was due on dock at Boeing’s major assembly facility. Costs of products manufactured at the Predecessor’s Wichita site were valued at discrete unit cost, while costs of products manufactured at its Tulsa/ McAlester facility were valued based on the estimated average cost for a Boeing-defined block of units. The cost of other work (services, tooling, etc.) was measured at actual cost as the costs were incurred by the Predecessor.
      We treat the Boeing-owned tooling that we use in the performance of our supply agreements with Boeing as having been obtained in the Boeing Acquisition pursuant to the equivalent of a capital lease and we take a charge against revenues for the amortization of such tooling in accordance with EITF No. 01-3, Accounting in a Business Combination for Deferred Revenue of an Acquiree and EITF No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (including a Reseller of the Vendor’s Products).

Inventory
      Raw materials are stated at the lower of cost (on an actual or average cost basis) or market which is consistent with the Predecessor’s valuation of raw materials. Inventory costs relating to long-term contracts are stated at the actual production costs, including manufacturing and engineering overhead incurred to date, reduced by amounts associated with revenue recognized on units delivered.
      Inventory costs on long-term contracts include certain pre-production costs incurred once research and development activity has ended and the product is ready for manufacture, including applicable overhead, in accordance with SOP 81-1. In addition, inventory costs typically include higher learning curve costs on new programs. These factors usually result in an increase in inventory (referred to as “excess-over-average” or “deferred production costs”) during the early years of a contract. These costs are deferred only to the extent the amount of actual or expected excess-over-average is reasonably expected to be fully offset by lower than average costs in future periods of a contract.
      If we determine that in-process inventory plus estimated costs to complete a specific contract exceeds the anticipated remaining sales value of such contract, such excess is charged to cost of sales in the period in which such determination is made, thus reducing inventory to estimated realizable value.

Income Taxes
      Income taxes are accounted for in accordance with SFAS No. 109. Deferred income tax assets and liabilities are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recorded to reduce deferred income tax assets to an amount that, in the opinion of management, will ultimately be realized. The effect of changes in tax rates is recognized during the period in which the rate change occurs.

      We record an income tax expense or benefit based on the net income earned or net loss incurred in each tax jurisdiction and the tax rate applicable to that income or loss. In the ordinary course of business, there are transactions for which the ultimate tax outcome is uncertain. The final tax outcome of these matters may be different than the estimates originally made by management in determining the income tax provision. A change to these estimates could impact the effective tax rate and, subsequently, net income or net loss.
      The Predecessor had no income taxes identified or allocated to it (all income taxes were held at the Boeing corporate level).

Pensions and Other Post-Retirement Benefits
      We account for pensions and other post-retirement benefits in accordance with SFAS No. 87, Employers’ Accounting for Pensions and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. Assumptions used in determining the benefit obligations and the annual expense for our pension and post-retirement benefits other than pensions are evaluated and established in conjunction with an independent actuary.
      We set the discount rate assumption annually for each of our retirement-related benefit plans as of the measurement date, based on a review of projected cash flows and long-term high quality corporate bond yield curves. The discount rate determined on each measurement date is used to calculate the benefit obligation as of that date, and is also used to calculate the net periodic benefit expense/(income) for the upcoming plan year.
      We derive assumed expected rate of return on pension assets from the long-term expected returns based on the investment allocation by class specified in our investment policy. The expected return on plan assets determined on each measurement date is used to calculate the net periodic benefit expense/ (income) for the upcoming plan year.
      Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement health care plans. To determine the health care cost trend rates, we consider national health trends and adjust for our specific plan designs and locations.
      The Predecessor participated in various pension and post-retirement plans sponsored by Boeing which covered substantially all of its employees. The costs of such plans were not discretely identifiable to the Predecessor but were allocated by Boeing to the Predecessor and included in the cost of products transferred. The assets and obligations under these plans were also not discretely identified to the Predecessor.

Stock Compensation Plans
      Upon inception we adopted SFAS No. 123(R) which generally requires companies to measure the cost of employee and non-employee services received in exchange for an award of equity instruments based on the grant-date fair value and to recognize this cost over the requisite service period or immediately if there is no service period or other performance requirements. Stock-based compensation represents a significant accounting policy of ours which is further described in Note 3 within the notes to our restated consolidated financial statements included in this prospectus.
      We have established various stock compensation plans which include restricted share grants and stock purchase plans.
      In determining the fair value of our restricted stock grants, for purposes of determining the corresponding compensation expense recorded in our financial statements, we originally relied on the $3.33 per common share equity financing for the Boeing Acquisition for those grants that occurred within 60 days following the transaction. For grants made or earned later in 2005, we did not obtain contemporaneous valuations by an unrelated valuation specialist, but instead relied on an internal valuation as of December 29, 2005. This internal valuation was prepared by management using the mid-point of two current value methodologies — the market and income valuation approaches. We initially estimated the fair value of our common stock to be approximately $23 per common share at December 29, 2005. We also initially used this valuation for stock issuances made in February 2006. During the course of preparing our financial statements for this offering, we adjusted the fair values of the restricted stock grants issued to our employees and directors and recorded the corresponding compensation expense. Using appraisals and valuations of the underlying net assets and other data necessary to reasonably estimate such value, we calculated a range of $9.72 to $16.85 per common share (stock split adjusted) for those grants that occurred between June 17, 2005 and February 17, 2006. As a result of these new valuations, the Selling, general and administrative expense for the period from June 17, 2005 through December 29, 2005 was increased by $30.5 million to $34.7 million. See Note 2 to our restated consolidated financial statements. There were no stock grants awarded in the second quarter of 2006.
Purchase Accounting
      Boeing Acquisition. We have accounted for the Boeing Acquisition as a purchase in accordance with SFAS No. 141, Business Combinations, and recorded the assets acquired and liabilities assumed based upon the estimated fair value of the consideration paid, which is summarized in the following table.

(Dollars in millions)

Cash payment to Boeing	$904
Direct costs of the acquisition	20
Less:
Consideration to be returned from Boeing for sale of capital assets	(203)
Consideration to be returned from Boeing for transition costs	(30)
Working capital settlement	(19)

Total consideration	$672

      Direct costs of the acquisition include professional fees paid to outside advisors for investment banking, legal, tax, due diligence, appraisal and valuation services.
      In connection with the Boeing Acquisition, Boeing is required to make future non-interest bearing payments to Spirit in amounts of $45.5 million, $116.1 million and $115.4 million in 2007, 2008 and 2009, respectively, in payment for various tooling and capital assets built or purchased by Spirit. Spirit will retain usage rights and custody of the assets for their remaining useful lives without compensation to Boeing. Since Spirit retains the risks and rewards of ownership to such assets, Spirit recorded such amounts as consideration to be returned from Boeing at a net present value of approximately $203.0 million. The initial amount will be accreted as interest income until payments occur and is recorded as a component of other assets. The accretion of interest income was approximately $10.1 million and approximately $9.7 million in the first half of 2006 and in fiscal 2005, respectively.
      In connection with the Boeing Acquisition, Boeing also made payments to us totaling $30 million through June 2006 for Spirit’s costs of transition to a newly formed enterprise. Since Spirit had no obligations under this arrangement, such amounts were recorded as consideration to be returned from Boeing. These payments were not discounted as they were realized within one year of closing.
      In accordance with the Asset Purchase Agreement, in fiscal 2005, Boeing reimbursed Spirit approximately $19 million for the contractually determined working capital settlement.

      The fair value of the various assets acquired and liabilities assumed were determined by management. The fair value of the net assets acquired exceeded the total consideration for the acquisition by approximately $739.1 million. The excess (negative goodwill) was allocated on a pro rata basis to long-lived assets and resulted in the purchase allocation noted below:
      Details of the purchase price allocation are as follows:

	Fair value	Pro rata allocation	Book value,
	June 16,	of excess of fair	June 16,
	2005	value over cost	2005

	(Dollars in millions)
Cash	$1.3		$1.3
Accounts receivable	0.3		0.3
Inventories	479.2		479.2
Other current assets	0.3		0.3
Property, plant and equipment	902.3	$(671.2)	231.1
Intangible assets	85.2	(67.9)	17.3
Other assets	6.8		6.8
Pension asset	101.2		101.2
Accounts payable and accrued liabilities	(130.2)		(130.2)
Pension and post-retirement liabilities	(35.0)		(35.0)

Net assets acquired	$1,411.4	$(739.1)	$672.3

      BAE Acquisition. We accounted for the BAE Acquisition as a purchase in accordance with the provisions of SFAS No. 141, Business Combinations, and recorded the assets acquired and liabilities assumed based upon the fair value of the consideration paid, which is summarized in the following table:

Cash payment to BAE Systems	$139.1
Direct costs of the acquisition	3.6
Working capital settlement	3.0

Total consideration	$145.7

      Direct costs of the acquisition are estimated, and include professional fees paid to outside advisors for investment banking, legal, tax, due diligence, appraisal and valuation services. The above purchase price will be adjusted as direct costs of the acquisition are finalized.

      The fair value of the various assets acquired and liabilities assumed was determined by management based on valuations performed by an independent third party. The fair value of the net assets acquired exceeded the total consideration for the acquisition by approximately $22.4 million. The excess (negative goodwill) was allocated on a pro rata basis to long-lived assets and resulted in the preliminary purchase price allocation as follows:

		Pro rata
		Allocation of
		Excess of
	Fair Value	Fair Value	Book Value
	April 1, 2006	Over Cost	April 1, 2006

Cash	$0.3	$	$0.3
Accounts receivable	61.3		61.3
Inventories	45.7		45.7
Other current assets	—		—
Property, plant and equipment	90.3	(15.4)	74.9
Intangible assets (customer relationships)	40.8	(7.0)	33.8
Currency hedge assets	11.1		11.1
Accounts payable and accrued liabilities	(57.8)		(57.8)
Pension liabilities	(19.1)		(19.1)
Warranty liabilities	(2.8)		(2.8)
Currency hedge liabilities	(1.7)		(1.7)

Net assets acquired	$168.1	$(22.4)	$145.7

      We expect to finalize the purchase price allocation for Spirit Europe prior to March 31, 2007 and do not expect significant adjustments to the preliminary allocation noted above.
New Accounting Standards
      In May 2005, FASB issued SFAS No. 154, Accounting Changes and Error Corrections — a Replacement of APB Opinion No. 20 and FASB Statement No. 3, effective for accounting changes and correction of errors made in fiscal years ending after December 15, 2005. SFAS No. 154 requires retrospective application of changes in accounting principles to prior period financial statements, unless it is impractical to determine the period-specific effects of the cumulative effect of the change. We do not expect the adoption of SFAS No. 154 to have a material impact on our consolidated financial statements.
      In February 2006, FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, which amends SFAS No. 133 and SFAS No. 140, and improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and simplifies the accounting for those instruments. SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. We have not issued or acquired the hybrid instruments included in the scope of SFAS No. 155 and do not expect the adoption of SFAS No. 155 to have a material impact on our financial condition, results of operations or cash flows.
      In March 2006, FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140. SFAS No. 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. We do not expect the adoption of SFAS No. 156 to have a material impact on our financial condition, results of operations or cash flows.

      In June 2006, FASB issued FASB Interpretation No. 48, or FIN 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, effective for fiscal years beginning after December 15, 2006. FIN 48 prescribes the minimum recognition threshold a tax position must meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is reviewing the effect of the adoption of FIN 48 and we have yet to determine the impact on our consolidated financial statements.
      In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy as defined in the standard. Additionally, companies are required to provide enhanced disclosure regarding financial instruments in one of the categories (level 3), including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We believe that the adoption of SFAS No. 157 will not have a material impact on our consolidated financial statements.
      On September 29, 2006, FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 123(R). The standard will require us to:

•	Recognize the funded status of our defined benefit plans in our consolidated financial statements.

•	Recognize as a component of other compensation income any actuarial gains and losses and prior service costs and credits that arise during the period but are not immediately recognized as components of net periodic benefit cost.

•	Measure defined benefit plan assets and obligations as of our fiscal year end.

•	Disclose in the notes to the financial statements additional information about certain effects on net periodic cost for the subsequent fiscal year that arise from delayed recognition of gains or losses, prior to service costs or credits, and transition asset or obligation.

      The standard is effective for fiscal years ending after December 15, 2006. We are evaluating the impact to our liabilities for pension and post retirement benefits and other comprehensive income (loss).

Accounting Changes and Pronouncements
      Following the Boeing Acquisition, we adopted a number of accounting policies, practices and conventions that differ from the Predecessor, including but not limited to the following:

•	change from discrete unit or block costing to the use of long-term contract accounting;

•	reclassification of certain costs from cost of sales to selling, general and administrative costs, or SG&A;

•	change from accelerated depreciation methods for most personal property to straight line depreciation methods for all property, plant and equipment;

•	implementation of accounting for new activities that were not performed by or otherwise recognized by the Predecessor; and

•	establishment of a lower dollar threshold for capitalization of internal use software.
      Other than the above changes associated with the transition of Boeing Wichita to a stand alone business, there have been no significant changes in our critical accounting policies during the periods presented. Announced new SFAS or other pronouncements with effective dates subsequent to the periods presented are not expected to materially impact us.

      Following the Boeing Acquisition, our first quarterly period ended on the last Thursday of September and our fiscal year on the last Thursday of December. Beginning in 2006, our fiscal year will end on December 31.
Results of Operations
      The Predecessor’s results were driven primarily by Boeing’s commercial airplane demand and the resulting production volume. A shipset is a full set of components produced by us for one airplane, and may include fuselage components, wing systems and propulsion systems. For purposes of measuring production or deliveries for Boeing aircraft in a given period, the term “shipset” refers to sets of structural fuselage components produced or delivered in such period. For purposes of measuring production or deliveries for Airbus aircraft in a given period, the term “shipset” refers to sets of wing components produced or delivered in such period. Other components which are part of the same aircraft shipsets could be produced or shipped in earlier or later accounting periods than the components used to measure production or deliveries, which may result in slight variations in production or delivery quantities of the various shipset components in any given period.
      In 2003, the Predecessor produced 255 shipsets, increasing to 270 in 2004 and a combined 308 for Spirit and the Predecessor for the entire year of 2005. One hundred eighty-three shipsets were delivered by Spirit in the first half of 2006, as compared with 153 units delivered by the Predecessor in the five and one-half months ended June 16, 2005.
      Deliveries for the B737 increased from 169 shipsets in 2003 to 201 in 2004 and 233 in 2005. One hundred forty-one B737 shipsets were delivered during the first half of 2006, as compared to 114 for the five and one-half months ended June 16, 2005. Deliveries for the B777 were relatively flat with 38 units delivered in 2003 and 37 in 2004, and then increased to 49 in 2005. Thirty B777 shipsets were delivered in the first half of 2006, as compared to 25 for the five and one-half months ended June 16, 2005. B747, B757 and B767 production remained at comparatively low levels during the same periods, with the B757 completing its production run in 2004.
      The Predecessor’s period-to-period cost of sales also reflects changes in model mix, incremental cost improvements, an increase in cost of material and a decrease in labor content as the increase in deliveries over such periods was led by the more material intensive B737 and B777 models. Period costs for 2003 were reduced by a significant one-time refund of state and local property and sales taxes, and returned to normal levels in 2004. Period costs include expenses such as SG&A and research and development that are charged directly to expense and not capitalized in inventory as a cost of production.
      As a stand alone company, our cost of sales reflects a lower cost structure, reclassification of some costs of sales to SG&A and implementation of long term contract accounting. Our higher period costs for the post-Boeing Acquisition period of 2005 and the first half of 2006 as compared to those of the Predecessor for the prior periods reflect new functions required to establish a stand alone business, accounting reclassifications and nonrecurring transition costs of $35.8 million in 2005 and $12.8 million in the first half of 2006.

      The following table sets forth, for the periods indicated, certain of our operating data:

	Spirit Holdings		Predecessor

		Period From
	Six Months	June 17,	Period From
	Ended	2005 through	January 1, 2005	Year Ended	Year Ended
	June 29,	December 29,	through	December 31,	December 31,
	2006	2005	June 16, 2005	2004	2003

	(restated)	(restated)
	(Dollars in millions)
Net sales	$1,526.2	$1,207.6	N/A	N/A	N/A
Cost of sales (Spirit Holdings)/cost of products transferred (Predecessor)	1,249.0	1,056.4	1,163.9	2,074.3	2,063.9
SG&A, R&D, other period costs(a)	170.6	219.0	90.7	173.2	144.3

Operating income (loss)	$106.6	$(67.8)	N/A	N/A	N/A
Interest expense and financing fee amortization	(22.9)	(25.5)	N/A	N/A	N/A
Interest income	14.0	15.4	N/A	N/A	N/A
Other income, net	2.9	1.3	N/A	N/A	N/A
Provision for income taxes	(48.4)	(13.7)	N/A	N/A	N/A

Net income (loss)	$52.2	$(90.3)	N/A	N/A	N/A

(a)	Includes non-cash stock compensation expense of $26 million, $35 million, $22 million, $23 million and $13 million respectively for the periods starting with the six months ended June 29, 2006.

Pre-Boeing Acquisition Results are Not Comparable to Post-Boeing Acquisition Results
      Spirit Holdings’ historical financial statements prior to the Boeing Acquisition are not comparable to its financial statements subsequent to June 16, 2005. Prior to the Boeing Acquisition, the Predecessor was a division of Boeing and was not a separate legal entity. Historically, the Predecessor functioned as an internal supplier of parts and assemblies to Boeing airplane programs and had insignificant sales to third parties. It operated as a cost center of Boeing, meaning that it recognized the cost of products manufactured for BCA programs but did not recognize any corresponding revenues for those products. No intra-company pricing was established for the parts and assemblies that the Predecessor supplied to Boeing.
      On the closing date of the Boeing Acquisition, Spirit entered into exclusive supply agreements with Boeing pursuant to which Spirit began to supply parts and assemblies to Boeing at pricing established under those agreements, and began to operate as a stand alone entity with revenues and its own accounting records. In addition, prior to the Boeing Acquisition, certain costs were allocated to the Predecessor which were not necessarily representative of the costs the Predecessor would have incurred for the corresponding functions had it been a stand alone entity. At the time of the Boeing Acquisition significant cost savings were realized through labor savings, pension and other benefit savings, reduced corporate overhead and operational improvements. As a result of these substantial changes which occurred concurrently with the Boeing Acquisition, the Predecessor’s historical financials pre-Boeing Acquisition are not comparable to Spirit Holdings’ financials post-Boeing Acquisition.

Six Months Ended June 29, 2006 as Compared to Five and One-Half Months Ended June 16, 2005

	Spirit Holdings	Predecessor

	Six Months	Five and One-
	Ended	Half Months
	June 29, 2006	Ended
	(restated)	June 16, 2005

	(Dollars in millions)
Net sales	$1,526.2	N/A
Cost of sales (Spirit Holdings)/cost of products transferred
(Predecessor)	1,249.0	$1,163.9
SG&A, R&D, other period costs	170.6	90.7

Operating income	$106.6	N/A
Interest expense and financing fee amortization	(22.9)	N/A
Interest income	14.0	—
Other income, net	2.9	N/A
Provision for income taxes	(48.4)	N/A

Net income	$52.2	N/A

      Net Sales. Net sales for the six months ended June 29, 2006 were primarily comprised of sales of aerostructures products to Boeing. Net sales for the six months ended June 29, 2006 cannot be compared to net sales for the five and one-half months ended June 16, 2005 as, prior to the Boeing Acquisition, the Predecessor was a cost center within Boeing and recorded no revenues in the five and one-half months ended June 16, 2005. Spirit delivered 183 shipsets to Boeing during the first half of 2006, as compared with 153 shipsets delivered by its Predecessor during the five and one-half months ended June 16, 2005, reflecting Boeing’s increased production rates. During the second quarter of 2006, the first quarter subsequent to the BAE Acquisition, we delivered 119 shipsets to Airbus. The revenue attributable to Airbus was approximately 6% of our total revenue for the six months ended June 29, 2006. We expect sales of shipsets to Airbus to be approximately 10% of total revenue on an annual basis. Although Spirit Europe produces items for Boeing, the total value of this production is only approximately 2% of the total production value of the products we produce for Boeing. Fuselage Systems, Propulsion Systems, Wing Systems and All Other represented approximately 50%, 29%, 20% and 1%, respectively, of our net sales for the six months ended June 29, 2006. Our revenues attributable to Airbus are recorded within Wing Systems. Since the BAE Acquisition did not occur until April 1, 2006, the revenues presented for the first half of 2006 do not include Airbus deliveries for the first quarter of 2006. We expect that the value of the Airbus deliveries will account for approximately 50% of Wing Systems revenues annually.
      The following table shows segment information for the six month period ended June 29, 2006:

(Dollars in
millions)

(restated)
Segment Revenues
Fuselage Systems	$768.2
Propulsion Systems	441.7
Wing Systems	299.1
All Other	17.2

Total	$1,526.2

      Comparative shipset deliveries by model are as follows:

	Spirit Holdings	Predecessor

		Five and One-
	Six Months	Half Months
	Ended	Ended
Model	June 29, 2006(1)	June 16, 2005

B737	141	114
B747	6	8
B767	6	6
B777	30	25
A320	81	—
A330/340	33	—
A380	5	—
Raytheon Hawker 800XP	12	—

Total	314	153

(1)	Deliveries of the Airbus and Raytheon products began on April 1, 2006 with the acquisition of BAE Aerostructures.
      Cost of Sales/Cost of Products Transferred. Despite higher production volumes which included three months of production for Spirit Europe, Spirit Holdings’ cost of sales for the six months ended June 29, 2006 increased by only $85.1 million or 7.3% as compared to the Predecessor’s cost of products transferred for the five and one-half months ended June 16, 2005, reflecting Spirit Holdings’ lower cost structure. Cost reductions were primarily in the areas of labor, benefits and overhead support. The first half of 2006 also reflects a favorable cumulative catch up adjustment of approximately $40 million, resulting from revised contract accounting estimates, primarily with respect to lower fringe benefit costs and adjustments to reduce depreciation and amortization expense as a result of the final pension asset transfer from Boeing. The amount of the cumulative catch up adjustment described above that was related to the final pension asset transfer was approximately $21 million, which is not expected to recur in future periods.
      SG&A, Research and Development and Other Period Costs. The increase of $79.9 million, or 88.1%, in SG&A, research and development and other period costs for the six months ended June 29, 2006, as compared to the Predecessor’s period costs for the five and one-half months ended June 16, 2005, is due primarily to $63.6 million in research and development on the B787 program, an increase of $4.2 million in stock compensation reflecting the differences in Spirit’s stock compensation plans from those of the Predecessor, and $12.8 million of non-recurring transition costs and the inclusion of Spirit Europe’s expenses for the second quarter of 2006, slightly offset by the elimination by Spirit Holdings of the Predecessor’s corporate allocations and replacement with Spirit Holdings’ stand alone functions at a lower overall cost.
      Operating Income. Operating income for the six months ended June 29, 2006 included the favorable effect of the cumulative catch up adjustment discussed above. Operating income of $106.6 million (after unallocated corporate expenses of $99.1 million) for the six month period included $63.6 million of B787 research and development costs and $12.8 million of non-recurring transition costs related to the Boeing Acquisition. Fuselage Systems, Propulsion Systems, Wing Systems and All Other represented approximately 61%, 29%, 9% and 1%, respectively, of our operating income before unallocated corporate expenses for the six months ended June 29, 2006. Operating income (before unallocated corporate expenses of $99.1 million) as a percentage of sales was 16%, 13%, 6% and 12%, respectively, for Fuselage Systems, Propulsion Systems, Wing Systems and All Other for the first half of 2006.

      The following table shows segment information for the six month period ended June 29, 2006:

(Dollars in
millions)

(restated)
Segment Operating Income
Fuselage Systems	$125.5
Propulsion Systems	59.1
Wing Systems	19.0
All Other	2.1

Total segment operating income	205.7

Unallocated corporate expenses	(99.1)

Operating income	$106.6

      Interest Expense and Financing Fee Amortization. Interest expense and financing fee amortization for the six months ended June 29, 2006 included primarily interest and fees paid or accrued in connection with long-term debt and $2.2 million in amortization of deferred financing costs. Since the Predecessor’s parent handled all financing activities, no significant interest expense and financing fee amortization was recorded by the Predecessor.
      Interest Income. Spirit’s interest income consisted primarily of $10.1 million in accretion of the discounted long-term receivable from Boeing for capital expense reimbursement pursuant to the Asset Purchase Agreement and $3.6 million in interest income. Since the Predecessor’s parent handled all financing activities, no significant interest income was recorded by the Predecessor.
      Provision for Income Tax. The income tax provision consisted of $48.1 million for federal income taxes and $0.3 million for state taxes. Since the Predecessor’s parent filed a consolidated tax return for the entire parent company with no income specifically identifiable to the Predecessor, no income tax provision was recorded by the Predecessor. During the six month period ending June 29, 2006, upon weighing available positive and negative evidence, we have maintained the valuation allowance established against 100% of our net deferred tax asset as it was, at that time, considered more likely than not that we would not have the ability to realize these assets. This affected our tax provision by deferring tax benefits until such time as management determines under SFAS No. 109 that we have a sufficient earnings history, among other factors, to recognize those benefits. Management reviews the need for a valuation allowance on a quarterly basis. If we continue to create and build on a positive earnings history, we will release the allowance at the appropriate time.

Year Ended December 29, 2005 as Compared to Year Ended December 31, 2004
      Since the Boeing Acquisition occurred in the middle of 2005, financial results for the full calendar year 2005 and a comparison of these results with any prior period would not be meaningful.
      Product Deliveries. Spirit and the Predecessor delivered 308 shipsets during 2005, as compared with 270 shipsets delivered by the Predecessor in 2004, reflecting Boeing’s increased production rates.

      Comparative shipset deliveries by model are as follows:

	Combined	Predecessor

	Period From	Period From
	January 1, 2005 to	January 1, 2004 to
Model	December 29, 2005	December 31, 2004

B737	233	201
B747	15	13
B757	0	9
B767	11	10
B777	49	37

Total	308	270

      The most significant volume increases were on the B737 and B777 models. The B737 is less costly to produce and also generates lower revenues per shipset than the other Boeing models for which we provide parts. Boeing ended production of the B757 in 2004.

Period from June 17, 2005 through December 29, 2005
      For the reasons discussed above, the Predecessor’s historical financial statements for the periods prior to the Boeing Acquisition are not comparable to Spirit Holdings’ financial statements for periods subsequent to the Boeing Acquisition, so a comparison of financial results for the period from June 17, 2005 through December 29, 2005 with those of any prior period would not be particularly meaningful. Accordingly, we describe the results of operations for such period below without comparison to any prior period.
      Net Sales. Spirit Holdings’ $1,207.6 million of net sales in the period from June 17, 2005 through December 29, 2005 were driven primarily by sales of shipsets for Boeing aircraft. During this period, Spirit delivered 155 airplane units (expressed in terms of shipsets). Revenues and deliveries were negatively impacted for this period as a result of the Boeing strike which lasted 28 days. Although Boeing continued to make payment for ship-in-place units completed during the Boeing strike, and revenues were recorded on such units consistent with contractual terms, strike-driven changes to Boeing’s production schedule reduced Spirit’s revenue by an estimated $172 million for the six and one-half months ended December 29, 2005. Fuselage Systems, Propulsion Systems, Wing Systems and All Other represented approximately 53%, 31%, 14% and 2%, respectively, of our net sales for the period.
      The following table shows segment information for the period ending December 29, 2005:

(Dollars in
millions)

(restated)
Segment Revenues
Fuselage Systems	$637.7
Propulsion Systems	372.2
Wing Systems	170.0
All Other	27.7

Total	$1,207.6

      Shipset deliveries by model are as follows:

Spirit Holdings

Period From
June 17, 2005 through
Model	December 29, 2005

B737	119
B747	7
B767	5
B777	24

Total	155

      Cost of Sales. Spirit Holdings’ total cost of sales for the period from June 17, 2005 through December 29, 2005 was $1,056.4 million, which includes costs related to labor, material and allocable indirect costs, as well as Spirit Holdings’ previously described stand alone cost structure and effects of Spirit Holdings’ previously described accounting policy for revenue and profit recognition.
      SG&A. Spirit’s $219.0 million of SG&A included $100.6 million in recurring costs of finance, sales and marketing, human resources, legal and other SG&A functions, plus $35.8 million in nonrecurring costs to establish stand alone human resources and other functions, recruit key executive personnel and transition computing systems from Boeing or to segregate Spirit and Boeing applications. The $100.6 million in recurring costs include $34.7 million in non-cash stock compensation expense which represents the difference between the fair value of stock purchased by employees and the price paid by employees for the stock, and the vested portion of the fair value of restricted stock grants to employees and others pursuant to Spirit’s stock compensation plans or other agreements. The amounts above include the reclassification to SG&A of certain costs that were inventoried by the Predecessor, and the elimination of cost allocations made previously to the Predecessor by its parent for SG&A support.
      Research and Development. Spirit’s $78.3 million in research and development consisted primarily of $75.7 million incurred on the B787 program. The predecessor’s research and development was for internal manufacturing process development, most of which related to the B787 program.
      Interest Expense and Financing Fee Amortization. Spirit’s $25.5 million in interest expense and financing fee amortization consisted primarily of $22.4 million in interest and fees paid or accrued in connection with long-term debt and $2.6 million in amortization of deferred financing costs. Since the Predecessor’s parent handled all financing activities, no significant interest expense and financing fee amortization was recorded by the Predecessor.
      Interest Income. Spirit’s interest income consisted primarily of $9.7 million in accretion of the discounted long-term receivable from Boeing for capital expense reimbursement pursuant to the Asset Purchase Agreement and $5.7 million in interest income. Since the Predecessor’s parent handled all financing activities, no significant interest income was recorded by the Predecessor.
      Provision for income taxes. The $13.7 million income tax provision consisted of $14.0 million for federal taxes and $(0.3) million for state taxes. Since the Predecessor’s parent filed a consolidated tax return for the entire parent company with no income specifically identifiable to the Predecessor, no income tax provision was recorded by the Predecessor. During the period from inception through December 29, 2005, upon weighing available positive and negative evidence, including the fact that Spirit Holdings was a new legal entity that had no earnings history, we established a valuation allowance against 100% of our net deferred tax assets as it was, at that time, considered more likely than not that we would not have the ability to realize these assets. This affected our tax provision by deferring tax benefits until such time as management determines under SFAS No. 109 that we have a sufficient earnings history, among other factors, to recognize these benefits.
      Operating Income (Loss). The operating loss of $67.8 million (after unallocated corporate expenses of $109.4 million) for the period included $75.7 million of B787 research and development costs and

$35.8 million of non-recurring transition costs related to the Boeing Acquisition. Fuselage Systems, Propulsion Systems, Wing Systems and All Other represented approximately 60%, 34%, 8% and (2)%, respectively, of our operating income before unallocated corporate expenses for the period. Operating income (before unallocated corporate expenses of $109.4 million) as a percentage of sales was 7%, 7%, 3% and (4)%, respectively, for Fuselage Systems, Propulsion Systems, Wing Systems and All Other.
      The following table shows segment information for the period ending December 29, 2005:

(Dollars in
millions)

(restated)
Segment Operating Income (loss)
Fuselage Systems	$43.7
Propulsion Systems	24.5
Wing Systems	5.1
All Other	(1.2)

Total segment operating income	$72.1

Unallocated corporate expenses	(139.9)

Operating loss	$(67.8)

Period from January 1, 2005 through June 16, 2005 as Compared to Year Ended December 31, 2004

	Predecessor

	Period From
	January 1, 2005 through	Year Ended
	June 16, 2005	December 31, 2004

	(Dollars in millions)
Cost of products transferred	$1,163.9	$2,074.3
SG&A, R&D, other period costs	$90.7	$173.2
SG&A, R&D, other period costs as a percentage of cost of products transferred	7.8%	8.3%
      Cost of Products Transferred. The Predecessor’s cost of products transferred decreased significantly from 2004 to 2005 driven by the fact that the Predecessor ceased operating as the Predecessor five and one-half months through 2005 and began operating as Spirit at the time of the Boeing Acquisition. As a result, the Predecessor delivered significantly fewer units in 2005 as compared to 2004. On a per unit basis, the cost of products transferred was relatively unchanged for the five and one-half month period ended June 16, 2005 as compared to the year ended December 31, 2004, reflecting similar product mix and cost structures in both periods.
      SG&A, Research and Development and Other Period Costs. The Predecessor’s SG&A, research and development and other period costs decreased significantly from 2004 to 2005 driven by the fact that the Predecessor ceased operating as the Predecessor five and one-half months through 2005 and began operating as Spirit at the time of the Boeing Acquisition.

Year Ended December 31, 2004 as Compared to Year Ended December 31, 2003

	Predecessor

	Year Ended	Year Ended
	December 31,	December 31,
	2004	2003

	(Dollars in millions)
Cost of products transferred	$2,074.3	$2,063.9
SG&A, R&D, other period costs	$173.2	$144.3

      Cost of Products Transferred. The Predecessor’s nominal increase in its cost of products transferred from 2003 to 2004 was driven primarily by increased volume, offset by the impact of cost improvement initiatives and by changes in model mix, as volume increased on the lower cost B737 and decreased on other higher cost platforms. The Predecessor delivered 270 airplane units (expressed in terms of shipsets) during 2004, as compared with 255 in 2003.
      Comparative shipset deliveries by model are as follows:

	Predecessor

	Period From	Period From
	January 1, 2004 to	January 1, 2003 to
Model	December 31, 2004	December 31, 2003

B737	201	169
B747	13	18
B757	9	14
B767	10	16
B777	37	38

Total	270	255

      SG&A, Research and Development and Other Period Costs. The increase of SG&A, research and development and other period costs for 2004 over 2003 reflects increased 2004 corporate allocations related to employee share based compensation plans, increased 2004 BCA allocations related to higher commercial general and administrative expenses, and refunds of and reversals of Kansas tax accruals in 2003 due to a favorable tax audit outcome.
Liquidity and Capital Resources
      Liquidity, or access to cash, is an important factor in determining our financial stability. The primary sources of our liquidity include cash flow from operations, borrowing capacity through our credit facilities and advance payments and receivables from Boeing. Our liquidity requirements and working capital needs depend on a number of factors, including delivery rates under our contracts, the level of research and development expenditures related to new programs (including the B787 program as discussed below), capital expenditures, growth and contractions in the business cycle, contributions to our union-sponsored plans and interest and debt payments.
      We expect that our working capital requirements will increase significantly over the next two years as the B787 program progresses toward FAA certification and we build inventory in support of the program. Under our arrangement with Boeing, we will not receive payment for B787 shipsets delivered to Boeing prior to FAA certification. We anticipate that this will lead to a short-term increase in our accounts receivable balances as we expect to deliver shipsets beginning in mid-2007, but do not expect Boeing to receive FAA certification of the B787 until mid-2008. Accounts receivable balances associated with the B787 program will return to normal levels after FAA certification is received. In the aggregate, we expect total working capital for the B787 program, including the net of production inventory, engineering costs capitalized into inventory, accounts receivable and accounts payable, to increase by $700 million to $800 million between June 29, 2006 and mid-2008 when the B787 is expected to achieve FAA certification. We believe we can finance this increase from our cash flow from operations and existing financing sources.
      Upon the consummation of this offering, based on an assumed initial public offering price of $24.00 per share, the midpoint of the range on the cover of this prospectus, the eligible participants under our Union Equity Participation Plan will be entitled to receive a total of approximately $270.2 million pursuant to such plan. We currently anticipate paying approximately 44.5% of such amount in shares of class A common stock through the issuance of approximately 5,006,829 shares, which we expect to issue on or prior to March 15, 2007. The remainder will be paid in cash, with approximately $129 million from the proceeds of this offering and the remaining $21 million from available cash.

      Our ability to make scheduled payments of principal of, or to pay the interest on, or to refinance, our indebtedness, or to fund non-acquisition related capital expenditures and research and development efforts, will depend on our ability to generate cash in the future. This is subject, in part, to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current levels of operations and absent any disruptive events, management believes that internally generated funds, advance payments and receivables from Boeing described below, and borrowings available under our revolving loan facility should provide sufficient resources to finance our operations, non-acquisition related capital expenditures, research and development efforts and long-term indebtedness obligations through at least fiscal year 2007. We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our credit facilities in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If we cannot generate sufficient cash flow, we may need to refinance all or a portion of our indebtedness on or before maturity. Also, to the extent we accelerate our growth plans, consummate acquisitions or have lower than anticipated sales or increases in expenses, we may also need to raise additional capital. In particular, increased working capital needs occur whenever we consummate acquisitions or experience strong incremental demand for our products. We cannot assure you that we will be able to raise additional capital on commercially reasonable terms or at all.
      We may pursue strategic acquisitions on an opportunistic basis. Our acquisition strategy may require substantial capital, and we may not be able to raise any necessary funds on acceptable terms or at all. If we incur additional debt to finance acquisitions, our total interest expense will increase.
      We currently have manufacturing capacity to produce shipsets at the rates we have committed to our customers. Our capacity utilization on the products we produced prior to the Boeing Acquisition averages about 60%, while our capacity utilization on the fuselages for the B737 and B777 are at close to 95% at our current production rates. These capacity utilization rates are based on five days per week, three shifts per day operations. Significant capital expenditures may be required if our customers request that we increase production rates for an extended period of time. Our supply agreements typically have maximum production rates. If a customer requests that we increase production rates above these stated maximum levels, additional negotiation would be required to determine whether we or our customer would bear the cost of any capital expenditures, tooling and nonrecurring engineering required as a result of such production rate increase.
      Cash. At June 29, 2006 and December 29, 2005 we had cash and cash equivalents of $125.7 million and $241.3 million, respectively. On April 1, 2006, we used approximately $145.7 million of cash to pay the purchase price for the BAE Acquisition. Prior to the Boeing Acquisition, the Predecessor was part of Boeing’s cash management system, and consequently, had no separate cash balance. Therefore, at December 31, 2004 and December 31, 2003, the Predecessor had negligible cash on the balance sheet.
      Credit Facilities. In connection with the Boeing Acquisition, Spirit and certain of its affiliates entered into $875 million Senior Secured Credit Facilities with the Citicorp North America, Inc. and a syndicate of other lenders, consisting of a six and one-half year $700 million Term Loan B and a five year $175 million Revolver. The Term Loan B is repayable in quarterly installments of 1% of the aggregate principal amount thereof for the first five and one-half years, with the remaining balance due in the final year, and was used to pay a portion of the consideration for the Boeing Acquisition and certain fees and expenses incurred in connection therewith and for working capital. We intend to use approximately $100 million of this offering to prepay the Term Loan B. The Revolver is available for general corporate purposes of Spirit and its subsidiaries, and contains a letter of credit subfacility. We have a conditional right under the Senior Secured Credit Facilities to request new or existing lenders to provide commitments to increase the Revolver by an aggregate of $75 million. As of June 29, 2006, approximately $695 million was outstanding under the Term Loan B, no amounts had been borrowed under the Revolver and $0.3 million of letters of credit were outstanding.
      Borrowings under the Senior Secured Credit Facilities bear interest at a rate equal to the sum of LIBOR plus the applicable margin (as defined below) or, at our option, the alternate base rate, which will be the highest of (x) the Citicorp North America, Inc. prime rate, (y) the certificate of deposit rate, plus 0.50% and (z) the federal funds rate plus 0.50%, plus the applicable margin. The applicable margin with respect to the Term Loan B is 2.25% per annum in the case of such portion of the Term Loan B that bears interest at LIBOR and 1.25% in the case of such portion of the Term Loan B that bears interest at the alternate base rate. The applicable margin with respect to borrowings under the Revolver is determined in accordance with a performance grid based on our total leverage ratio and ranges from 2.75% to 2.25% per annum in the case of LIBOR advances and from 1.75% to 1.25% per annum in the case of alternate base rate advances. We are also obligated to pay a commitment fee of 0.50% per annum on the unused portion of the revolver. See “Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risks.”
      The obligations under the Senior Secured Credit Facilities are guaranteed by Spirit Holdings, Spirit AeroSystems Finance, Inc., each of Spirit’s direct and indirect domestic subsidiaries (other than non-wholly-owned domestic subsidiaries that are prohibited from providing such guarantees), Spirit (with respect to the Term Loan B only) and the subsidiaries of Onex Wind Finance LP, or Onex Wind, an indirect wholly-owned subsidiary of Onex Corporation. All obligations under the new senior secured credit facility and the guarantees are secured by a first priority security interest in (1) all of the capital stock of Spirit Holdings’ direct and indirect domestic subsidiaries and 65% of the voting stock and 100% of the non-voting stock of its foreign subsidiaries, (2) all of the equity interests of Onex Wind’s subsidiaries and (3) substantially all of Spirit Holdings’, Onex Wind’s and the guarantors’ other assets and properties.
      The Senior Secured Credit Facilities contain customary affirmative and negative covenants, including restrictions on our ability to incur additional indebtedness, create liens on our assets, engage in transactions with affiliates, make investments, pay dividends, redeem stock and engage in mergers, consolidations and sales of assets. The Senior Secured Credit Facilities also contain financial covenants consisting of a minimum interest expense coverage ratio, a maximum capital expenditure amount and a maximum total leverage ratio. We were in compliance with all such covenants as of June 29, 2006.
      In connection with this offering, the Senior Secured Credit Facilities are being amended to, among other things, (1) eliminate the structure whereby Spirit borrows from an indirect subsidiary of Onex Wind and reflect the release of Onex Wind and its subsidiaries from all of their obligations under the senior secured credit facility upon the assumption of the same by Spirit, (2) refinance the existing term loans under the Senior Secured Credit Facilities on substantially similar terms, with certain changes including a reduction in the applicable interest margin and an extension of the final maturity date to September 30, 2013, (3) increase the amount of the revolving commitments under the senior secured credit facility from $175 million to $400 million, (4) replace the existing financial covenants with a covenant limiting the maximum total secured leverage ratio of Spirit and its subsidiaries on a consolidated basis, and (5) remove the mandatory prepayment requirements with respect to proceeds of equity issuances.
      In connection with the Boeing Acquisition, Spirit and certain of its affiliates also entered into a $150 million subordinated delayed draw credit facility with Boeing. We may borrow under this credit facility until December 31, 2008, and any such borrowings will mature in June 2013. No amounts were borrowed under this credit facility as of June 29, 2006. We intend to seek consent from our senior lenders to terminate this credit facility upon completion of this offering.
      Investment in B787 Program. We have received and, over the next several years, will receive cash from Boeing to fund development in connection with the B787 program, capital expenditures in connection with our other Boeing production work and stand alone transition costs. We expect to invest approximately $859 million on the B787 program for research and development, capitalized pre-production costs and capital expenditures, of which approximately $400 million had been spent as of June 29, 2006.
      The B787 Supply Agreement requires Boeing to make advance payments to us for production articles in the aggregate amount of $700 million. As of October 15, 2006, $500 million had been received by us, and an additional $100 million will be advanced to us in each of the remainder of 2006 and 2007. We must repay these advances, without interest, in the amount of a $1.4 million offset against the purchase price of each of the first five hundred B787 shipsets delivered to Boeing. In the event that Boeing does not take delivery of five hundred B787 shipsets, any advances not then repaid will first be applied against any outstanding B787 payments then due by Boeing to us, with any remaining balance repaid at the rate of $84 million per year beginning the month following our final delivery of a B787 production shipset to Boeing.
      Receivables from Boeing. Boeing is required to make future payments to us in amounts of $45.5 million, $116.1 million and $115.4 million in 2007, 2008 and 2009, respectively, in payment for various tooling and capital assets built or purchased by us, although we will retain usage rights and custody of these assets for their remaining useful lives without compensation to Boeing. Boeing also contributed $30 million to us to partially offset our costs to transition to a stand alone company.
      We accrued revenue for volume-based price increases retroactive to June 17, 2005, which we were contractually entitled to collect after June 1, 2006. Our supply agreement with Boeing provides for prices to be established based on planned production volumes for each period beginning June 1 through May 31, with higher prices at lower volumes and lower prices at higher volumes. These pre-established prices are the basis for billing and payment for the entire year regardless of actual volume, with any differences settled after the yearly period has ended. The Boeing strike reduced volume for 2005 and the first part of 2006 below planned levels, resulting in higher average prices than had been established. Since we were contractually entitled to payment at the higher prices after the end of the first pricing year (approximately June 2006), we accrued revenue for these volume-based price increases retroactive to June 17, 2005. We collected this amount in August 2006.
      Tax Incentive Bonds. Both Spirit and the Predecessor utilized IRBs issued by the City of Wichita to finance the purchase and/or construction of real and personal property at the Wichita site. Tax benefits associated with IRBs include a provision for a ten-year property tax abatement and a sales tax exemption from the Kansas Department of Revenue. Spirit and the Predecessor, being both holders of the bonds and debtors thereunder, offset the amounts on a consolidating basis. Each of Spirit and the Predecessor also purchased the IRBs and therefore is the bondholder as well as the borrower/lessee of the property purchased with the IRB proceeds. The City of Wichita owns the property purchased with the IRBs and leases it to Spirit (with respect to the bonds issued in 2005) and to the Predecessor (with respect to the bonds issued in 1996 through 2004). Upon maturity or redemption of the bonds, title to the leased property reverts to the lessee. The bonds issued in December 2005 mature in 2016 and the bonds issued in 1996 through 2004 mature 25 years following issuance.
      Certain personal property assets of Boeing Wichita that were subject to IRBs owned by Boeing prior to the Boeing Acquisition continue to be subject to those IRBs. In connection with the Boeing Acquisition, Boeing assigned its leasehold interest in these assets and the related bonds to a special purpose trust beneficially owned by Boeing, which subleases these assets to Spirit. Pursuant to the terms of the sublease, as these assets cease to qualify for the ten-year property tax abatement, the special purpose trust will purchase the assets from the city of Wichita, terminate the related leases, redeem the related bonds and transfer the assets to Spirit.
      The principal amount of the portion of the bonds subleased from the special purpose trust is approximately $714 million. The IRBs obtained by Spirit in 2005 have an aggregate amount of $80 million.
      We entered into an incentive agreement with the Kansas Department of Commerce, pursuant to which the Kansas Development Finance Authority will finance an eligible project by entering into a debt structure with us consisting of a loan and the issuance of bonds. The purpose of the program is to provide incentives to us to invest in the State of Kansas. In return, we receive a tax benefit in the form of a rebate of certain payroll taxes from the Kansas Department of Revenue. Pursuant to offset provisions in the debt instruments, there is no cash payment of principal or interest upon payment or in respect of the bonds, other than the tax benefit to us and the costs of issuance. We offset the amount owed by us, as debtor, to Spirit AeroSystems Finance, Inc., as bondholder, on a consolidated basis. The instruments are in the amount of $80 million and expire in December 2025.
      Open Infrastructure Offering (OIO). On September 29, 2005, we entered into a five-year agreement with International Business Machines Corporation, or IBM, and IBM Credit, LLC, or IBM Credit. This

agreement includes the financing of the purchase of software licenses with a value of $26.2 million payable in monthly payments of $0.6 million for 48 months with an interest rate of 7.8%. Under the terms of the OIO Agreement, we would be in default if our credit rating with Standard and Poor’s for secured debt falls below BB-, which is our debt rating as of the date of this prospectus. In the event that IBM or IBM Credit determines that we are in default under the OIO Agreement, we would be required to pay IBM any previously unpaid monthly payments under the agreement and pay IBM Credit a settlement charge. Additionally, if we do not make the required payments to IBM or IBM Credit, as applicable, we could be required to cease using and surrender all licensed program materials financed by IBM Credit and destroy our copies of such program materials. IBM has a security interest in any equipment acquired through the lease agreement included in the OIO. As of June 29, 2006, we had debt related to OIO of $26.1 million.
Cash Flow
      The Predecessor’s cash was provided by and managed at the Boeing corporate level and, consequently, the Predecessor had no separate cash balance. While certain cash flow information is included in a note to the Predecessor’s historical financial statements, such information is estimated using a change in net working capital approach. The Predecessor did not have any significant cash inflows, and therefore the Predecessor’s cash flows are not comparable to Spirit’s cash flows as a stand alone entity following the Boeing Acquisition. The Predecessor’s cash flows from operating activities are largely based on cost of products transferred and period costs and the Predecessor’s cash flows from investing activities are equivalent to capital expenditures.

Six Months Ended June 29, 2006
      Operating Activities. Spirit had a net cash inflow of $212.6 million in the first six months of 2006 related to operations. This was primarily due to receipt of a $200 million advance payment from Boeing on the B787 program, earnings of $52.2 million, depreciation and amortization of $18.2 million and a $92.8 million growth in accounts payable (primarily as a result of increases in capital expenditures related to the B787 program and increases in inventory resulting from higher production rates), partially offset by a $101.2 million increase in accounts receivable (reflecting the absence of any deliveries during the last week of 2005 due to Spirit and Boeing’s holiday plant shutdowns) and $53.2 million in inventory growth as a result of higher production rates.
      Investing Activities. In the first six months of 2006, we invested $180.0 million in property, plant and equipment, software and program tooling. $125.8 million of this amount was related to capital investments in preparation of the start of B787 production. We also invested $145 million in the acquisition of BAE Systems’ aerostructures business (net of cash acquired).
      Financing Activities. We had minimal cash flow from financing activities in the first six months of 2006 consisting of $5.4 million in payments on debt partially offset by $0.5 million in executive stock investments.

Period from June 17, 2005 through December 29, 2005
      Operating Activities. Spirit had cash flows related to operating activities of $223.8 million in the six and one-half months ended December 29, 2005. This was primarily due to the receipt of $200.0 million in advance payments from Boeing related to the B787 program, an increase of $91.5 million in accounts payable driven by a combination of increased production rates, higher research and development expenses and higher capital expenditures, offset by the operating loss, an increase of $88.4 million in accounts receivable and an increase of $31.4 million in inventory. The increase in accounts receivable was a result of Spirit commencing external sales under contractual payment terms. The increase in inventory reflects unbilled product development activity on certain Boeing derivative models and the residual impact of lower production rates during the Boeing strike.
      Investing Activities. In the six and one-half months ended December 29, 2005, we had cash outflows of $1,030.3 million related to investing activities. This reflects a cash payment of $885.7 million paid in connection with the Boeing Acquisition and investment of $144.6 million in property, plant and equipment, software and program tooling. The investment in property, plant and equipment was primarily related to capital investments in preparation of the start of B787 production.
      Financing Activities. We had cash flow from financing activities of $1,047.8 million in the six and one-half months ended December 29, 2005. This cash flow was primarily driven by the issuance of $700.0 million in long term debt in connection with the Boeing Acquisition and the equity investment of $370.1 million in connection with the Boeing Acquisition.

Contractual Obligations
      The following table summarizes our contractual cash obligations as of December 29, 2005:

							2012 and
Contractual Obligations	2006	2007	2008	2009	2010	2011	After	Total

	(Dollars in millions)
Principal Payment on Term Loan B(1)	$7.0	$7.0	$7.0	$7.0	$7.0	$661.5	$—	$696.5
Non-Cancelable Operating Lease Payments(2)	2.3	2.3	2.3	1.2	1.2	0.6	—	9.9
Non-Cancelable Capital Lease Payments(3)	6.3	6.4	6.9	5.5	—	—	—	25.1
Interest on Debt(4)	45.1	44.7	44.2	43.7	43.3	21.5	—	242.5
Purchase Obligations(5)	63.0	10.8	—	—	—	—	—	73.8
Other Contractual Obligations(6)	2.0	2.5	3.0	3.0	3.0	3.0	4.5	21.0

Total	$125.7	$73.7	$63.4	$60.4	$54.5	$686.6	$4.5	$1,068.8

(1)	Does not include repayment of B787 advances to Boeing, which is reflected in our balance sheet as a long-term liability.

(2)	Reflects our renewal of a building lease on July 1, 2006 for five years.

(3)	Treats the financing of software license purchases as a capital lease.

(4)	Interest on our debt was calculated for all years using the effective rate as of December 29, 2005 of 6.51%.

(5)	Purchase obligations represent property, plant and equipment commitments at December 29, 2005. Although we also have significant other purchase obligations, most commonly in the form of purchase orders, the timing of these purchases is often variable rather than specific and the payments made by our customers in accordance with our long-term contracts, including advance payments, substantially reimburse the payments due. Accordingly, these obligations are not included in the table.

(6)	Represents service fees payable to Onex Partners Manager, L.P., a wholly-owned subsidiary of Onex, or Onex Manager, pursuant to an agreement which we expect will terminate upon consummation of this offering for a cost of $4 million.

      A Transition Services Agreement, or TSA, with Boeing is excluded from Contractual Obligations shown above because it may be terminated by Spirit with 30 days advance notice. The TSA covers services to be supplied to Spirit by Boeing during a transition period ending in 2007. The services supplied by Boeing include computer systems and services, certain financial transaction processing operations, and certain non-production operations. Spirit pays Boeing approximately $3 million per month for services under the TSA.
      The following table summarizes our long-term debt obligations as of December 29, 2005, after giving pro forma effect to the offering:

							2012 and
Contractual Obligations	2006	2007	2008	2009	2010	2011	After	Total

				(Dollars in millions)
Principal Payment on Term Loan B	$5.9	$5.9	$5.9	$5.9	$5.9	$5.9	$561.1	$596.5
      Our primary future cash needs will consist of working capital, debt service, research and development and capital expenditures. We expend significant capital on research and development during the start up phase of new programs, to develop new technologies for next generation aircraft and to improve the manufacturing processes of aircraft already in production. Research and development expenditures totaled approximately $71 million and approximately $11 million for the six months ended June 29, 2006 and the five and one-half months ended June 16, 2005, respectively, approximately $78 million for the period from June 17, 2005 through December 29, 2005, and approximately $18 million and approximately $17 million for the years ended December 31, 2004 and 2003, respectively. We incur capital expenditures for the purpose of maintaining production capacity through replacement of existing equipment and facilities and, from time to time, for facility expansion. Capital expenditures totaled approximately $187 million and approximately $48 million for the six months ended June 29, 2006 and the five and one-half months ended June 16, 2005, respectively, approximately $145 million for the period from June 17, 2005 through December 29, 2005, and approximately $54 million and approximately $43 million for the years ended December 31, 2004 and 2003, respectively. The significant increases in research and development and capital expenditures in the period from June 17, 2005 through December 29, 2005 and the first half of 2006 are primarily attributable to increased spending on the B787 program.
      We may from time to time seek to retire our outstanding debt. The amounts involved may be material. In addition, we may issue additional debt if prevailing market conditions are favorable to doing so and contractual restrictions permit us.
Off-Balance Sheet Arrangements
      Other than operating leases disclosed in the notes to Spirit Holdings’ financial statements included in this prospectus, we have not entered into any off-balance sheet arrangements as of June 29, 2006.
Tax
      As indicated in “— Critical Accounting Policies — Income Tax” in accordance with SFAS No. 109, Accounting for Income Taxes and SFAS No. 5, Accounting for Contingencies, we establish reserves for certain tax contingencies when, despite our view that the tax return positions are fully supportable, we anticipate that certain positions may be challenged by the various taxing authorities and it is probable that our positions may not be fully sustained. The reserves are adjusted quarterly to reflect changing facts and circumstances, such as the progress of a tax audit, case law developments and new or emerging legislation. We believe that the current tax reserves are adequate and reflect the most probable outcome of known tax contingencies. Any additional taxes will be determined only after the completion of any future tax audits. The timing of such payments cannot be determined, but we expect that they will not be made within one year. Accordingly, the tax contingency liability is included as a long term liability in our consolidated balance sheet.
      During the period from inception through December 29, 2005 and the six month period ending June 29, 2006, upon weighing available positive and negative evidence, including the fact that Spirit Holdings was a new legal entity that had no earnings history, we established a valuation allowance against 100% of our net deferred tax assets as it was, at that time, considered more likely than not that we would not have the ability to realize these assets. This affected our tax provision by deferring tax benefits until such time as management determines under SFAS No. 109 that we have a sufficient earnings history, among other factors, to recognize those benefits. Management reviews the need for a valuation allowance on a quarterly basis. If we continue to create and build on a positive earnings history, we will release the allowance at the appropriate time.
      For income tax purposes, we are required to use the percentage-of-completion (POC) method of accounting for our long-term contracts. The tax POC method essentially defers deductions for research and certain development costs incurred in the early years of long-term programs. For the period from inception through December 29, 2005, we reflected a net loss on our financial statements driven in large part by B787 development costs. For tax purposes, such development costs are deferred under the tax POC method and, accordingly, we generated taxable income and a current period tax liability.

Repayment of B787 Advance Payments
      The B787 Supply Agreement requires Boeing to make advance payments to us for production articles in the aggregate amount of $700 million, payable to us through 2007. We must then repay this advance, without interest, in the amount of a $1.4 million offset against the purchase price of each of the first five hundred B787 shipsets delivered to Boeing. In the event that Boeing does not take delivery of five hundred B787 shipsets, any advances not then repaid will first be applied against any outstanding B787 payments then due by Boeing to us, with any remaining balance repaid at the rate of $84 million per year beginning the year following our final delivery of a B787 production shipset to Boeing. Accordingly, the repayment liability is included as a long term liability in our consolidated balance sheet.
Backlog
      We estimate that, as of June 29, 2006, our revenues associated with the Boeing, Airbus and Raytheon deliveries, calculated based on contractual product prices and expected delivery volumes, will be approximately $16.2 billion. This is an increase of $2.2 billion over our corresponding estimate as of the end of 2005 (after giving effect to the BAE Acquisition), which reflects the strong orders at Boeing and Airbus. Backlog is calculated based on the lower of the number of units Spirit is under contract to produce and Boeing or Airbus announced backlog, as applicable, in each case at contract rates. Approximately 41% of the orders represented by the backlog are within our contractual forward buy authorization as of June 30, 2006 (after giving effect to the BAE Acquisition), meaning that our customers will compensate us if we purchase materials for such orders and they are subsequently cancelled. The forward buy authorization as well as purchase orders may be subject to cancellation or delay by the customer prior to shipment, depending on contract terms. The level of unfilled orders at any given date during the year will be materially affected by the timing of our receipt of firm orders and additional airplane orders, and the speed with which those orders are filled. Accordingly, our backlog as of June 30, 2006 may not necessarily represent the actual amount of deliveries or sales for any future period.
Foreign Operations
      We engage in business in various non-U.S. markets. As of April 1, 2006, we have a foreign subsidiary with two facilities in the United Kingdom and a worldwide supplier base. We purchase certain components and materials that we use in our products from foreign suppliers and a portion of our products will be sold directly to foreign customers, including Airbus, or resold to foreign end-users (i.e. foreign airlines and militaries).
      Currency fluctuations, tariffs and similar import limitations, price controls and labor regulations can affect our foreign operations. Other potential limitations on our foreign operations include expropriation, nationalization, restrictions on foreign investments or their transfers and additional political and economic risks. In addition, the transfer of funds from foreign operations could be impaired by any restrictive regulations that foreign governments could enact.
      Sales to foreign customers are subject to numerous additional risks, including the impact of foreign government regulations, political uncertainties and differences in business practices. There can be no assurance that foreign governments will not adopt regulations or take other actions that would have a direct or indirect adverse impact on our business or market opportunities with such governments’ countries. Furthermore, the political, cultural and economic climate outside the United States may be unfavorable to our operations and growth strategy.
      For the 12 and one-half months ended June 29, 2006, our revenues from direct sales to non-U.S. customers were approximately $86.0 million, or approximately 3% of total revenue for the same period. All of these sales occurred during the period from April 1, 2006 through June 29, 2006, following our acquisition of Spirit Europe.

Inflation
      A majority of our sales are conducted pursuant to long-term contracts that set fixed unit prices, some of which provide for price adjustment for inflation. In addition, we typically consider expected inflation in determining proposed pricing when we bid on new work. Although we have attempted to minimize the effect of inflation on our business through these protections, sustained or higher than anticipated increases in costs of labor or materials could have a material adverse effect on our results of operations.
      Spirit’s contracts with suppliers currently provide for fixed pricing in U.S. dollars; Spirit Europe’s supply contracts are denominated in U.S. dollars, British pounds sterling and Euros. In some cases our supplier arrangements contain inflationary adjustment provisions based on accepted industry indices, and we typically include an inflation component in estimating our supply costs. As the metallic raw material industry is experiencing significant demand pressure, we expect that raw material market pricing will increase to a level that may impact our costs, despite protections in our existing supplier arrangements. We will continue to focus our strategic cost reduction plans on mitigating the effects of this cost increase on our operations.
Quantitative and Qualitative Disclosures About Market Risk
      As a result of our operating and financing activities, we are exposed to various market risks that may affect our consolidated results of operations and financial position. These market risks include fluctuations in interest rates, which impact the amount of interest we must pay on our variable rate debt.
      Other than the interest rate swaps described below, financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable.
      Accounts receivable include amounts billed and currently due from customers, amounts earned but unbilled, particular estimated contract changes, claims in negotiation that are probable of recovery, and amounts retained by the customer pending contract completion. For the 12 and one-half months ended June 29, 2006, approximately 95% of our revenues (approximately 88% of our combined revenues assuming the BAE Acquisition had occurred on July 1, 2005) were from sales to Boeing. We continuously monitor collections and payments from customers and maintain a provision for estimated credit losses as deemed appropriate based upon historical experience and any specific customer collection issues that have been identified. While such credit losses have historically not been material, we cannot guarantee that we will continue to experience the same credit loss rates in the future.
      We maintain cash and cash equivalents with various financial institutions and perform periodic evaluations of the relative credit standing of those financial institutions. We have not experienced any losses in such accounts and believe that we are not exposed to any significant credit risk on cash and cash equivalents.
      Some raw materials and operating supplies are subject to price and supply fluctuations caused by market dynamics. Our strategic sourcing initiatives are focused on mitigating the impact of commodity price risk. We are party to collective raw material sourcing contracts arranged through Boeing, Airbus and BAE Systems. These collective sourcing contracts allow us to obtain raw materials at pre-negotiated rates and help insulate us from disruption associated with the unprecedented market demand across the industry for metallic and composite raw materials. We also have long-term supply agreements with a number of our major parts suppliers. We, as well as our supply base, are experiencing delays in the receipt of, and pricing increases for, metallic raw materials (primarily aluminum and titanium) due to unprecedented market demand across the industry. Based upon discussions with customers and suppliers, we expect these conditions to continue through at least 2012 as metallic raw material supply adjusts to the industry upturn, market conditions shift due to increased infrastructure demand in China and Russia, and aluminum and titanium usage increases in a widening range of global products. These market conditions began to affect cost and production schedules in mid-2005, and may have an impact on cash flows or results of operations in future periods. We generally do not employ forward contracts or other financial instruments to hedge commodity price risk, although we are reviewing a full range of business options focused on strategic risk management for all raw material commodities.

      Any failure by our suppliers to provide acceptable raw materials, components, kits or subassemblies could adversely affect our production schedules and contract profitability. We assess qualification of suppliers and continually monitor them to control risk associated with such supply base reliance.
      To a lesser extent, we also are exposed to fluctuations in the prices of certain utilities and services, such as electricity, natural gas, chemicals and freight. We utilize a range of long-term agreements to minimize procurement expense and supply risk in these areas.
Interest Rate Risks
      After the effect of interest rate swaps, as of June 29, 2006, after giving pro forma effect to this offering, we had $500 million of total fixed rate debt and $96.5 million of variable rate debt outstanding. Borrowings under our senior secured credit facility bear interest that varies with LIBOR. Interest rate changes generally do not affect the market value of such debt, but do impact the amount of our interest payments and, therefore, our future earnings and cash flows, assuming other factors are held constant. Assuming other variables remain constant, including levels of indebtedness, a one percentage point increase in interest rates on our variable debt would have an estimated impact on pre-tax earnings and cash flows for the next twelve months of approximately $2 million.
      As required under our senior secured credit facility, in July 2005 we entered into floating-to-fixed interest rate swap agreements with notional amounts totaling $500 million as follows:

•	an effective fixed interest rate of 6.59% from June 2005 to July 2008 on $100 million of the Term Loan B;

•	an effective fixed interest rate of 6.65% from June 2005 to July 2009 on $300 million of the Term Loan B; and

•	an effective fixed interest rate of 6.72% from June 2005 to July 2010 on $100 million of the Term Loan B.
      The purpose of entering into these swaps was to reduce our exposure to variable interest rates. In accordance with SFAS No. 133, the interest rate swaps are being accounted for as cash flow hedges and the fair value of the swap agreements is reported as an asset on the balance sheet. The fair value of the interest rate swaps was $17.4 million at June 29, 2006. This amount was recorded on our balance sheet as an asset.
Foreign Exchange Risks
      On April 1, 2006, in connection with the BAE Acquisition, we acquired forward foreign currency exchange contracts denominated in British pounds sterling with notional amounts totaling approximately $94 million. The purpose of these forward contracts is to allow Spirit Europe to reduce its exposure to fluctuations of U.S. dollars.
      As a result of the BAE Acquisition, we have sales, expenses, assets and liabilities that are denominated in British pounds sterling. Spirit Europe’s functional currency is the British pound sterling. However, sales of Spirit Europe’s products to Boeing and some procurement costs are denominated in U.S. dollars. As a consequence, movements in exchange rates could cause net sales and our expenses to fluctuate, affecting our profitability and cash flows. We use foreign currency forward contracts to reduce our exposure to currency exchange rate fluctuations. The objective of these contracts is to minimize the impact of currency exchange rate movements on our operating results. We do not use these contracts for speculative or trading purposes.
      In addition, even when revenues and expenses are matched, we must translate British pound sterling denominated results of operations, assets and liabilities for our foreign subsidiaries to U.S. dollars in our consolidated financial statements. Consequently, increases and decreases in the value of the U.S. dollar as compared to the British pound sterling will affect our reported results of operations and the value of our assets and liabilities on our consolidated balance sheet, even if our results of operations or the value of those assets and liabilities has not changed in its original currency. These transactions could significantly affect the comparability of our results between financial periods and/or result in significant changes to the carrying value of our assets, liabilities and shareholders’ equity.
      In accordance with SFAS No. 133, the foreign exchange contracts are being accounted for as cash flow hedges. The fair value of the foreign exchange contracts was a net asset of approximately $10.7 million at June 29, 2006.
      Other than the interest rate swaps and foreign exchange contracts, we have no other derivative financial instruments.
Internal Control
      Prior to the Boeing Acquisition, Boeing Wichita relied on Boeing’s shared services group for certain business processes associated with its financial reporting including treasury, income tax accounting and external reporting. Since the Boeing Acquisition, we have had to develop these and other functional areas as a stand alone entity including the necessary processes and internal control to prepare our financial statements on a timely basis in accordance with U.S. GAAP. We are in the process of evaluating our internal controls over the financial reporting processes of our recently acquired foreign operations and will implement improvements where we consider them to be necessary.
      Generally accepted auditing standards define a material weakness as a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. In connection with our quarterly financial statements as of and for the three months ended September 29, 2005, we concluded that we had three material weaknesses in our internal control over financial reporting as described below.

•	We did not maintain effective internal control over the quarterly closing and consolidation process, including the account reconciliation and review process and accuracy of certain accounts receivable transactions. Specifically, controls over the reconciliation of the accounts receivable subsidiary ledger to its associated general ledger balances, application of certain cash payments from customers and the investigation and resolution of customer payment discrepancies were ineffective to appropriately record certain accounts receivable transactions. This control deficiency resulted in adjustments to the accounts receivable, revenue and cash accounts. If not remediated, this deficiency would result in a material misstatement of accounts receivable and related accounts.

•	We did not maintain effective controls over our income tax provision and the related balance sheet accounts. Specifically, controls over the accuracy of the income tax provision and related deferred tax accounts as well as the Company’s related financial statement disclosures in accordance with SFAS No. 109 were ineffective to appropriately apply SFAS No. 109 in evaluating its required valuation allowance and establishing the tax basis of the acquired assets and assumed liabilities of the Boeing Acquisition. This control deficiency resulted in adjustments to the deferred tax, valuation allowance and income tax provision accounts as well as our related SFAS No. 109 financial statement disclosures.

•	We did not maintain effective controls over the accuracy and completeness of our interim financial statements of our Tulsa, Oklahoma facility. Specifically, there were ineffective controls over the reconciliation of certain general ledger accounts and the aggregation and reporting of those accounts into our financial statements which could have resulted in a material misstatement in our financial statements.
      We have implemented many improvements in our internal control and processes over financial reporting including specific remediation efforts to address the aforementioned material weaknesses. Our remediation is described below.

•	During 2005 and the first quarter of 2006, we remediated the material weakness associated with our quarterly closing and reconciliation process and accounts receivable accounting by strengthening supervisory reviews by management personnel and implementing monthly procedures to reconcile our accounts receivable subsidiary ledger to our associated general ledger accounts. Additionally, we developed monitoring procedures to identify customer payment discrepancies and implemented cash application and collection activities to investigate and resolve such discrepancies. This remediation required us to add additional resources within our billing, cash application and collection departments.

•	During 2005, we remediated the material weakness associated with our income tax accounting in accordance with SFAS No. 109. This remediation included hiring competent resources to staff a tax department (including an experienced tax director), developing a complete and accurate tax balance sheet and performing periodic income tax provision, deferred tax and valuation allowance estimates and supporting calculations. Additionally, our tax and accounting departments periodically review and evaluate our estimated effective income tax rate, realizability of deferred tax assets, valuation allowance requirements and the tax implications of significant and non-recurring transactions to ensure complete and accurate reporting and disclosures under SFAS No. 109.

•	During 2005, we remediated the material weakness associated with the financial consolidation of our Tulsa, Oklahoma facility. This remediation included expanding the capabilities of Tulsa finance resources by training existing Tulsa staff and hiring additional finance resources, developing and implementing corporate oversight and monitoring procedures, performing detailed account reconciliation and developing reporting templates to ensure a complete and accurate consolidation of the financial statements of the Tulsa facility into our consolidated financial statements.

      As a result of the remediation efforts completed through the quarter ended June 29, 2006, we believe that these material weaknesses have been remediated.
      Beginning with our Annual Report on Form 10-K for fiscal year 2007, pursuant to Section 404 of the Sarbanes-Oxley Act, our management will be required to assess the effectiveness of our internal control over financial reporting, and we will be required to have our independent registered public accounting firm audit management’s assessment of the operating effectiveness of our internal control over financial reporting.

BUSINESS
Our Company
      We are the largest independent non-OEM designer and manufacturer of aerostructures in the world. Aerostructures are structural components such as fuselages, propulsion systems and wing systems for commercial and military aircraft. Spirit Holdings was formed in February 2005 as a holding company of Spirit. Spirit’s operations commenced on June 17, 2005 following the acquisition of Boeing Wichita. On April 1, 2006, we became a supplier to Airbus through our BAE Acquisition. Although Spirit Holdings is a recently-formed company, its predecessor, Boeing Wichita, had 75 years of operating history and expertise in the commercial and military aerostructures industry. For the 12 and one-half months ended June 29, 2006 (the 12 and one-half months following the Boeing Acquisition) we generated revenues of approximately $2,734 million and had a net loss of approximately $38 million. For the three months ended June 29, 2006, we generated revenues of approximately $855 million and net income of approximately $30 million.
      We are the largest independent supplier of aerostructures to both Boeing and Airbus. We manufacture aerostructures for every Boeing commercial aircraft currently in production, including over 70% of the airframe content for the Boeing B737. As a result of our unique capabilities both in process design and composite materials, we were awarded a contract that makes us the largest aerostructures content supplier on the Boeing B787, Boeing’s next generation twin aisle aircraft. Furthermore, we believe we are the largest content supplier for the wing for the Airbus A320 family and we are a significant supplier for Airbus’ new A380. Sales related to large commercial aircraft production, some of which may be used in military applications, represented approximately 98% of our revenues for the 12 and one-half months ended June 29, 2006.
      We derive our revenues primarily through long-term supply agreements with both Boeing and Airbus. For the 12 and one-half months ended June 29, 2006, approximately 88% and approximately 11% of our combined revenues (assuming the BAE Acquisition occurred on July 1, 2005) were generated from sales to Boeing and Airbus, respectively. We are currently the sole-source supplier of 96% of the products we sell to Boeing and Airbus, as measured by dollar value of the products sold. We are a critical partner to our customers due to the broad range of products we currently supply to them and our leading design and manufacturing capabilities using both metallic and composite materials. Under our supply agreements with Boeing and Airbus, we supply essentially all of our products for the life of the aircraft program (other than A380), including commercial derivative models. For the A380 we have a long-term supply contract with Airbus that covers a fixed number of product units at established prices.
      We are organized into three principal reporting segments: (1) Fuselage Systems, which include the forward, mid- and rear fuselage sections, (2) Propulsion Systems, which include nacelles, struts/pylons and engine structural components and (3) Wing Systems, which include wings, wing components and flight control surfaces. All other activities fall within the All Other segment, principally made up of sundry sales of miscellaneous services and sales of natural gas through a tenancy-in-common with other Wichita companies. Fuselage Systems, Propulsion Systems, Wing Systems and All Other represented approximately 48%, 27%, 24% and 1%, respectively, of our revenues for the quarter ended June 29, 2006, our first quarter following the BAE Acquisition.
Our History
      In December 2004 and February 2005, an investor group led by Onex Partners LP and Onex Corporation formed Spirit and Spirit Holdings, respectively, for the purpose of acquiring Boeing Wichita. The Boeing Acquisition was completed on June 16, 2005. Prior to the acquisition, Boeing Wichita functioned as an internal supplier of parts and assemblies for Boeing’s airplane programs and had very few sales to third parties.
      In connection with the Boeing Acquisition, we entered into a long-term supply agreement under which we are Boeing’s exclusive supplier for substantially all of the products and services provided by

Boeing Wichita to Boeing prior to the Boeing Acquisition. The supply contract is a requirements contract covering certain products such as fuselages, struts/pylons and nacelles for Boeing B737, B747, B767 and B777 commercial aircraft programs for the life of these programs, including any commercial derivative models. Pricing for existing products on in-production models is contractually set through May 2013, with average prices decreasing at higher volume levels and increasing at lower volume levels. We also entered into a long-term supply agreement for Boeing’s new B787 platform covering the life of this platform, including commercial derivatives. Under this contract we will be Boeing’s exclusive supplier for the forward fuselage, fixed and moveable leading wing edges and struts for the B787. Pricing for these products on the B787-8 model is generally set through 2021, with prices decreasing as cumulative production volume levels are achieved.
      On April 1, 2006, through our wholly-owned subsidiary, Spirit Europe, we acquired BAE Aerostructures. Spirit Europe manufactures leading and trailing wing edges and other wing components for commercial aircraft programs for Airbus and Boeing and produces various aerostructure components for certain Raytheon business jets. The BAE Acquisition provides us with a foundation to increase future sales to Airbus, as Spirit Europe is a key supplier of wing and flight control surfaces for the A320 platform, Airbus’ core single aisle program, and of wing components for the A380 platform, one of Airbus’ most important new programs and the world’s largest commercial passenger aircraft. Under our supply agreements with Airbus, we supply most of our products for the life of the aircraft program, including commercial derivative models, with pricing determined through 2010. For the A380, we have a long-term supply contract with Airbus that covers a fixed number of units.
Our Industry
      Based on our research the global market for aerostructures is estimated to have totaled $24 billion in annual sales in 2004. Currently, aircraft OEMs outsource approximately half of the aerostructures market to independent third parties such as ourselves. We expect the outsourcing of the design, engineering and manufacturing of aerostructures to increase as OEMs increasingly focus operations on final assembly and support services for their customers. The original equipment aerostructures market can be divided by end market application into three market sectors: (1) commercial (including regional and business jets), (2) military and (3) modifications, upgrades, repairs and spares. While we serve all three market sectors, we primarily derive our current revenues from the commercial market sector. We estimate that the commercial sector represents approximately 61% of the total aerostructures market, while the military sector represents approximately 28% and the modifications, upgrades, repairs and spares sector represents approximately 11%.
      Demand for commercial aerostructures is directly correlated to demand for new aircraft. Demand for new aircraft is a function of several factors such as demand for commercial air transport and freight capacity, financial health of aircraft operators, and general economic conditions. New large commercial aircraft deliveries by Boeing and Airbus totaled 668 in 2005, up from 605 in 2004 and 586 in 2003, which was the most recent cyclical trough following the 1999 peak of 914 deliveries. Aircraft orders and deliveries in 2002 and 2003 were adversely impacted by economic recessionary conditions, the terrorist attacks of September 11, 2001 and SARS outbreaks in 2002. Demand has since rebounded, resulting in record orders in 2005 for 2,057 Boeing and Airbus aircraft, which are expected to be delivered over the next several years. According to published estimates by Boeing and Airbus, they expect to deliver a combined total of approximately 825 commercial aircraft in 2006. As of June 30, 2006, Boeing and Airbus had a combined backlog of 4,141 commercial aircraft, which has grown from a combined backlog of 2,597 as of December 31, 2004.
      The business jet market segment is driven by corporate profitability, worldwide economic growth and the extent to which business jets are viewed as a viable alternative to commercial air travel. Higher corporate profit rates coupled with emerging business jet market growth are producing what we believe will be a record business jet market in 2006, with projected deliveries of approximately 900 aircraft, and we expect the industry to remain relatively steady in the coming years. Based on our research, we believe that over the next ten year period, over 10,000 business jets, worth approximately $141 billion in sales, will be produced.

      The demand for regional jets, which seat 30-120 passengers, is driven by airlines’ desire to match demand and supply more closely on short routes, while maintaining or expanding their geographical footprint. In the recent past, regional jet manufacturers have benefited from bankruptcies of various U.S. carriers because bankruptcies allow airlines to obtain relaxation of certain requirements in pilots’ contracts and therefore substitute smaller jets for larger aircraft. However, because regional jets are less fuel efficient per seat than larger aircraft, the current fuel price environment makes them less economical to operate; 2004 and 2005 experienced lower order intakes than 2003, and deliveries exceeded orders in both years, reducing overall backlog.
      The market for military aerostructures is dependent upon government development and procurement of military aircraft, which is affected by many factors, including force structure and fleet requirements, the DoD and foreign defense budgets, the political environment and public support for defense spending and current and expected threats to U.S. and foreign national security and related interests. Following the terrorist attacks of September 11, 2001, the DoD aircraft procurement budget rose to $20.9 billion in federal fiscal 2002, excluding supplementals, from $18.8 billion in federal fiscal 2001, and since 2002 has risen at a compounded annual growth rate of 4.85% to $25.3 billion in federal fiscal 2006.
      Aircraft modifications, upgrades, repairs and spares are intended to extend the useful life of in-service aircraft. Modifications are structural changes that enable existing aircraft to perform alternative missions. For example, certain B747 models used for commercial transport service have been modified to provide increased freight capacity by removing seating and adding cargo doors and support structures for increased weight loads. Upgrades represent the application of new technology to increase performance characteristics. For example, winglets are affixed to the tips of existing wings to increase aerodynamics and fuel efficiencies. The market for repairs and spares, otherwise referred to as the aftermarket, encompasses both scheduled and event-driven maintenance of existing aircraft structural components. Scheduled maintenance is performed at regular intervals to ensure structural integrity of aerostructures and drives demand for spares and repairs. New components are also often required to replace components damaged or impaired by corrosion, lightning strikes or ground-based activities.
Our Competitive Strengths
      We believe our key competitive strengths include:
      Leading Position in the Growing Commercial Aerostructures Market. We are the largest independent non-OEM commercial aerostructures manufacturer, with an estimated 19% market share among all aerostructures suppliers. We believe our market position and significant scale favorably position us to capitalize on the increased demand for large commercial aircraft. As of June 30, 2006, Boeing and Airbus had a combined backlog of 4,141 commercial aircraft, which has grown from a backlog of 2,597 as of December 31, 2004. We are under contract to provide aerostructure products for approximately 97% of the aircraft that comprise this commercial aircraft backlog. The significant aircraft order backlog and our strong relationships with Boeing and Airbus should enable us to continue to profitably grow our core commercial aerostructures business.
      Participation on High Volume and Major Growth Platforms. We derive a high proportion of our Boeing revenues from Boeing’s high volume B737 program and a high proportion of our Airbus revenues from the high volume A320 program. The B737 and A320 families are Boeing’s and Airbus’ best selling commercial airplanes. We also have been awarded a significant amount of work on the major new twin aisle programs launched by Boeing and Airbus, the B787 and the A380.
      Stable Base Business. We have entered into exclusive long-term supply agreements with Boeing and Airbus, our two largest customers, making us the exclusive supplier for most of the business covered by these contracts. Our supply agreements with Boeing provide that we will continue to supply essentially all of the products we currently supply to Boeing for the life of the current aircraft programs, including commercial derivative models. The principal supply agreements we have entered into with Boeing make us Boeing’s exclusive source for substantially all of the products covered by the agreements, meaning that Boeing may not produce the products internally or purchase them from other suppliers. In addition, for essentially all of our products currently sold to Boeing, our product pricing is variable such that at lower annual volumes the average prices are higher, thereby helping to protect our margins if volume is reduced.
      Under our supply agreements with Airbus, we supply most of our products for the life of the aircraft program, including commercial derivative models, with pricing determined through 2010. For the A380, we have a long-term supply contract with Airbus that covers a fixed number of units. We are currently the sole-source supplier for approximately 78% of the products, as measured by dollar value, that we sell to Airbus. We believe our long-term supply contracts with our two largest customers provide us with a stable base business upon which to build.
      Strong Incumbent and Competitive Position. We have a strong incumbent position on the products we currently supply to Boeing and Airbus due not only to our long-term supply agreements, but also to our long-standing relationships with Boeing and Airbus, as well as to the high costs OEMs would incur to switch suppliers on existing programs. We have strong, embedded relationships with our primary customers as most of our senior management team are former Boeing or Airbus executives. We believe our senior management team possesses inherent knowledge of and relationships with Boeing and Airbus that may not exist to a corresponding degree between other suppliers and these two OEMs.
      We believe that OEMs incur significant costs to change aerostructures suppliers once contracts are awarded. Such changes after contract award require additional testing and certification, which may create production delays and significant costs for both the OEM and the new supplier. We also believe it would be cost prohibitive for other suppliers to duplicate our facilities and the over 20,000 major pieces of equipment that we own or operate. The combined insurable replacement value of all the buildings and equipment we own or operate is over $5 billion, including approximately $2.3 billion and approximately $1.7 billion for buildings and equipment, respectively, that we own and approximately $1.1 billion for other equipment used in the operation of our business. The insurable values represent the estimated replacement cost of buildings and equipment used in our operations and covered by property insurance, and exceeds the fair value of assets acquired as determined for financial reporting purposes. As a result, we believe that so long as we continue to meet our customers’ requirements, the probability of their changing suppliers on our current statement of work is quite low.
      Industry Leading Technology, Design Capabilities and Manufacturing Expertise. Spirit Holdings’ predecessor, Boeing Wichita, had over 75 years of experience designing and manufacturing large-scale, complex aerostructures and we possess industry-leading engineering capabilities that include significant expertise in structural design and technology, use of composite materials, stress analysis, systems engineering and acoustics technology. With approximately 800 degreed engineering and technical employees (including over 200 degreed contract engineers), we possess knowledge and manufacturing know-how that would be difficult for other suppliers to replicate. In addition to our engineering expertise, we have strong manufacturing and technological capabilities. Our manufacturing processes are highly automated, delivering efficiency and quality, and we have expertise in manufacturing aerostructures using both metallic and composite materials. We have strong technical expertise in bonding and metals fabrication, assembly, tooling and composite manufacturing, including handling all composite material grades and fabricating large scale complex contour composites. For example, we currently manufacture the largest commercial composite aerostructure, the Boeing B777 nacelle, and it is in part because of this expertise that Boeing has selected us to develop and supply the forward fuselage section for the Boeing B787, one of the largest, most complex composite monostructures currently designed for any commercial aircraft globally.
      We believe our technological, engineering and manufacturing capabilities separate us from many of our competitors and give us a significant competitive advantage to grow our business and increase our market share. The fact that we are the only external supplier of forward fuselages for large commercial aircraft demonstrates our industry leadership. The forward fuselage is one of the most complex and technologically advanced aerostructures on a commercial aircraft because it must satisfy the aircraft’s contour requirements, balance strength, aerodynamics and weight, and house the cockpit and avionics.

Given this complexity, the forward fuselage sells at a premium, for approximately twice the value per pound of other fuselage sections.
      Competitive and Predictable Labor Cost Structure. In connection with the Boeing Acquisition, we achieved comprehensive cost reductions. The cornerstones to our cost reductions were: (1) labor savings, (2) pension and other benefit savings, (3) reduced corporate overhead, and (4) operational efficiency improvements. At the time of the acquisition, we reduced our workforce by 15% and entered into new labor contracts with our unions that established wage levels which are in-line with the local market. We also changed work rules and significantly reduced the number of job categories, resulting in greater flexibility in work assignments and increased productivity. We were also able to reduce pension costs, largely through a shift from a defined benefit plan to more predictable defined contribution and union-sponsored plans, and to reduce fringe benefits by increasing employee contributions to health care plans and decreasing retiree medical costs. In addition, we replaced corporate overhead previously allocated to Boeing Wichita when it was a division of Boeing with our own significantly lower overhead spending. As a result of these initiatives, we achieved approximately $200 million of annual recurring cost savings, assuming annual deliveries remain constant at 2005 rates. Moreover, as a result of our long-term collective bargaining agreements with most of our labor unions, our labor costs should be fairly predictable well into 2010.
      We have also begun to implement a number of operational efficiency improvements, including global sourcing to reduce supplier costs and realignment of our business units. Since the Boeing Acquisition, as a result of these efficiency initiatives, we expect to achieve approximately $80 million of additional average annual recurring cost savings, assuming annual deliveries remain constant at 2005 rates. We believe there continue to be significant cost savings opportunities through our ongoing initiatives. We believe our competitive cost structure has positioned us to win significant new business and was a factor in three recent awards of significant contracts.
      Experienced Management Team with Significant Equity Ownership. We have an experienced and proven management team with an average of over 20 years of aerospace industry experience. Our management team has successfully expanded our business, reduced costs and established the stand alone operations of our business. After giving effect to this offering, members of our management team will hold common stock equivalent to approximately 0.5% of our company on a fully diluted basis.
Our Strategy
      Our goal is to remain a leading aerostructures manufacturer and to increase revenues while maximizing our profitability and growth. Our strategy includes the following:
      Support Increased Aircraft Deliveries. We value being the largest independent aerostructures supplier to both Boeing and Airbus and core to our business strategy is a determination to meet or exceed their expectations under our existing supply arrangements. Our customers expect us to deliver high quality products on schedule. We are constantly focused on improving our manufacturing efficiency and maintaining our high standards of quality and on-time delivery to meet these expectations. We are also focused on supporting our customers’ increase in new aircraft production and the introduction of key aircraft programs such as the Boeing B787 and the Airbus A380. We are adjusting our manufacturing processes, properties and facilities to accommodate an increase in production and an expected shift in mix. With the upturn in the commercial aerospace market, we have begun to see delivery rates increase. In 2005, we delivered 308 Boeing shipsets (one shipset being a full set of components produced by us for one airplane), as compared to 270 Boeing shipsets in 2004. For the first half of 2006, we delivered 183 Boeing shipsets, as compared to 153 Boeing shipsets for the five and one-half months ended June 16, 2005. Along with rising production rates, we are also experiencing a mix change, with a higher ratio of larger aircraft, which generally have higher dollar value content. We believe we are well positioned to meet the increased demand for our products by our customers.
      Win New Business from Existing and New Customers. We believe that we are well positioned to win additional work from Boeing and Airbus, particularly work that they currently insource but that they might shift to an external supplier in the future and work on new aircraft programs. Based on our research, we believe that outsourcing design, engineering and manufacturing of aerostructures to suppliers increased from approximately 40% in 2003 to approximately 49% by year end in 2004 (adjusting for the outsourcing by Boeing as a result of the Boeing Acquisition), and we expect additional increases of outsourcing in the future. In addition, opportunities for us to win significant new business will typically arise when OEMs design new aircraft programs such as the Boeing B787 or the Airbus A380, or a new aircraft derivative, such as cargo versions of passenger aircraft, larger or extended range versions of in-production airplanes, and military versions of commercial airplanes. Suppliers to aircraft OEMs must meet demanding quality and reliability standards, and our record of meeting those standards over decades with Boeing and Airbus is a key competitive strength. We believe we are well positioned to increase our statement of work from our customers given our strong relationships, our size, design and build capabilities and our financial resources, which are necessary to make proper investments. Since inception, Spirit has bid on additional work with existing customers in the large commercial aircraft, business jet, rotorcraft and military sectors.
      Prior to the Boeing Acquisition, Boeing Wichita was unable to pursue non-Boeing OEM business. However, as an independent company, we now have significant opportunities to increase our sales to OEMs other than Boeing. We believe our design, engineering and manufacturing capabilities are highly attractive to potential new customers and provide a competitive advantage in winning new aerostructures business. For example, we believe we are well positioned to win new composite aerostructures business from OEMs by leveraging our composite expertise developed from the design and production of the Boeing B777 nacelle and the development of the Boeing B787 forward fuselage. Based on our research, the composite aerostructures market is currently estimated to have generated over $2 billion in annual sales in 2004 with a projected annual growth rate of 11% over the period from 2004 to 2009. Since inception, Spirit has bid on supply contracts with new customers in the regional aircraft, business jet, rotorcraft, military and engine manufacturer sectors.
      We have established a sales and marketing infrastructure to support our efforts to win business from new and existing customers. To win new business, we market our mix of engineering expertise in the design and manufacture of aerostructures, our advanced manufacturing capabilities with both composites and metals, and our competitive cost structure. As a result of our core capabilities, competitive cost position, and sales and marketing efforts, we have won several significant contracts from non-Boeing customers in competitive bid processes since the Boeing Acquisition.
      Research and Development Investment in Next Generation Technologies. We invest in direct research and development for current programs to strengthen our relationships with our customers and new programs to generate new business. As part of our research and development effort, we work closely with OEMs and integrate our engineering teams into their design processes. As a result of our close coordination with OEMs’ design engineering teams and our research and development investments in technology, engineering and manufacturing, we believe we are well positioned to win new business on new commercial and military platforms.
      Provide New Value-Added Services to our Customers. We believe we are one of the few independent suppliers that possess the core competencies to not only manufacture, but also to integrate and assemble complex system and structural components. For example, we have been selected to assemble and integrate avionics, electrical systems, hydraulics, wiring and other components for the forward fuselage and pylons for the Boeing B787. As a result, Boeing expects to be able to ultimately assemble a B787 so that it is ready for test flying within three days after it receives our shipset, as compared to 25 to 30 days for assembly of a B737. We believe our ability to integrate complex components into aerostructures is a service that greatly benefits our customers by reducing their flow time and inventory holding costs. As a result of our ability to integrate and assemble components from a diverse supplier base, we believe we are integral to our customers’ supply chain.
      Continued Improvement to our Low Cost Structure. Although we achieved significant cost reductions at the time of acquisition, we remain focused on further reducing costs. There continue to be cost saving opportunities in our business and we have identified and begun to implement them. We expect that most of our future cost saving opportunities will arise from increased productivity, continued outsourcing of non-core activities, and improved procurement and sourcing through our global sourcing initiatives. We believe our strategic sourcing expertise should allow us to develop and manage low-cost supply chains in Asia and Central Europe. Our goal is to continue to increase our material sourcing from low-cost jurisdictions.
      Pursue Strategic Acquisitions on an Opportunistic Basis. The commercial aerostructures market is highly fragmented with many small private businesses and divisions of larger public companies. Given the market fragmentation, coupled with the trend by OEMs to outsource work to Tier 1 manufacturers, we believe our industry could experience significant consolidation in the coming years. Although our main focus is to grow our business organically, we believe we are well positioned to capture additional market share and diversify our current business through opportunistic strategic acquisitions.
Our Relationship with Boeing
     Supply Agreement with Boeing for Current Platforms
      Overview. In connection with the Boeing Acquisition, Spirit entered into long-term supply agreements under which it is Boeing’s exclusive supplier for substantially all of the products and services provided by Boeing Wichita to Boeing prior to the closing of the Boeing Acquisition. The main supply contract is primarily comprised of two separate agreements: (1) the Special Business Provisions, or Sustaining SBP, which sets forth the specific terms of the supply arrangement with regard to Boeing’s B737, B747, B767 and B777 aircraft and (2) the General Terms Agreement, or GTA, which sets forth other general contractual provisions relating to our various supply arrangements with Boeing, including provisions relating to termination, events of default, assignment, ordering procedures, inspections and quality controls. The summary below describes provisions contained in both the Sustaining SBP and the GTA as both agreements govern the main supply arrangement. We refer below to the Sustaining SBP, the GTA and any related purchase order or contract collectively as the “Supply Agreement.” The following description of the Supply Agreement summarizes the material portions of the agreement. The Supply Agreement setting forth the principal terms and conditions of our contractual relationship with Boeing is filed as exhibits to the registration statement of which this prospectus forms a part. The Supply Agreement is a requirements contract which covers certain products, including fuselages, struts/pylons and nacelles (including thrust reversers), as well as tooling, for Boeing B737, B747, B767 and B777 commercial aircraft programs for the life of these programs, including any commercial derivative models. During the term of the Supply Agreement and absent default by Spirit, Boeing is obligated to purchase all of its requirements for products covered by the Sustaining SBP from Spirit and prohibited from manufacturing such products itself. Although Boeing is not required to maintain a minimum production rate, Boeing is subject to a maximum production rate above which it must negotiate with us regarding responsibility for nonrecurring expenditures related to a capacity increase.
      Pricing. The Supply Agreement sets forth established prices for recurring products through May 2013. Prices are adjusted each year based on a quantity-based price adjustment formula described in the Supply Agreement whereby average per unit prices are higher at lower volumes and lower at higher volumes. Prices are subject to adjustment for abnormal inflation (above a specified level in any year) and for certain production, schedule and other changes. See “— Changes” below.
      Two years prior to the expiration of the established pricing terms, Spirit will propose pricing for the following ten years or another period agreed upon by the parties. Boeing and Spirit are required to negotiate the pricing for such additional period in good faith based on then-prevailing U.S. market conditions for forward fuselages, B737 fuselages and B737/B777 struts and nacelles and based on then-prevailing global market conditions for all other products. If the parties are unable to agree upon pricing, then, until such dispute is resolved, pricing will be determined according to the price as of the expiration of the initial eight-year period, adjusted using the then-existing quantity-based price adjustment formula and annual escalation until such time as future pricing is agreed.

      Prices for commercial derivative models are to be negotiated in good faith by the parties based on then-prevailing market conditions. If the parties cannot agree on price, then the parties must engage in dispute resolution pursuant to agreed-upon procedures.
      Tooling. Under the Supply Agreement, Boeing owns all tooling used in production or inspection of products covered by the Sustaining SBP. Spirit is responsible for providing all new tooling required to manufacture and deliver products under the Supply Agreement, and Boeing acquires title to such tooling upon payment. Since Boeing owns this tooling, Spirit may not sell, lease, dispose of or encumber any of it. Spirit has the option to purchase certain limited tooling.
      Although Boeing owns the tooling, Spirit has the limited right to use all tooling without charge to perform its obligations to Boeing under the Supply Agreement and also to provide aftermarket services in accordance with the rights granted to Spirit under other related agreements, including royalty-bearing license agreements. Boeing is entitled to use the tooling only under limited circumstances. Spirit is responsible for maintaining and insuring the tooling. Spirit’s rights to use the tooling are subject to the termination provisions of the Supply Agreement.
      Changes. Upon written notification to Spirit, Boeing has the right to make changes within the general scope of work performed by Spirit under the Supply Agreement. If any such change increases or decreases the cost or time required to perform, Boeing and Spirit will negotiate an equitable adjustment (based on rates, factors and methodology set forth in the Supply Agreement) to the price or schedule to reflect the change, except that Spirit will be responsible for absorbing the cost of certain changes. The Supply Agreement also provides for equitable adjustments to product prices in the event there are order accelerations or decelerations, depending on lead times identified in the Supply Agreement. In addition, the Supply Agreement provides for equitable adjustments to recurring part prices as well as the price of nonrecurring work upon the satisfaction of certain conditions and upon certain minimum dollar thresholds being met.
      Raw Materials. Spirit is required to procure from Boeing (or its designated service provider) certain raw materials used in producing Boeing products, except that Spirit has the right to procure such raw materials from other sources if it reasonably believes that Boeing or its designated service provider cannot support its requirements. Revisions to the raw material pricing terms set forth in the Supply Agreement may entitle Spirit to a price adjustment.
      Third Party Pricing. Spirit may be permitted to purchase supplies or subparts directly from Boeing’s subcontractors under the terms of Boeing’s subcontracts. If Spirit does so, a majority of the savings achieved as a result of purchasing through the subcontracts will be applied towards price reductions on the applicable Boeing products.
      Nonrecurring Work Transfer. Following an event of default (as described below), termination by Boeing of an airplane program, expiration of the Supply Agreement or the termination of the Supply Agreement by mutual agreement of the parties, Spirit must transfer to Boeing all tooling and other nonrecurring work relating to the affected program, or if the entire Supply Agreement is cancelled, all tooling and other nonrecurring work covered by the Supply Agreement.
      Additional Spirit Costs. In the event that Boeing rejects a product manufactured by Spirit, Boeing is entitled to repair or rework such product, and Spirit is required to pay all reasonable costs and expenses incurred by Boeing related thereto. In addition, Spirit is required to reimburse Boeing for costs expended in providing Spirit and/or Spirit’s contractors technical or manufacturing assistance with respect to Spirit nonperformance issues.
      Termination for Convenience. Subject to the restrictions prohibiting Boeing from manufacturing certain products supplied by Spirit or purchasing such products from any other supplier, Boeing may, at any time, terminate all or part of any order under the Supply Agreement by written notice to Spirit. If Boeing terminates all or part of an order, Spirit is entitled to compensation for certain costs.

      Termination of Airplane Program. If Boeing decides not to initiate or continue production of a Boeing commercial aircraft model B737, B747, B767 or B777 or commercial derivative because it determines there is insufficient business basis for proceeding, Boeing may terminate such model or derivative, including any order therefor, by written notice to Spirit. In the event of such a termination, Boeing will be liable to Spirit for any orders issued prior to the date of the termination notice and may also be liable for certain termination costs. In addition, if Boeing terminates any such commercial aircraft model within two years after the Boeing Acquisition, Spirit also has the right to receive an inconvenience fee equal to Boeing’s then-current net book value for the tooling in support of the terminated commercial aircraft model, determined without regard to any write-off or other adjustment by reason of such termination.
      Events of Default and Remedies. It is an “event of default” under the Supply Agreement if Spirit:

(1) fails to deliver products as required by the Supply Agreement;

(2) fails to provide certain “assurances of performance” required by the Supply Agreement;

(3) breaches the provisions of the Supply Agreement relating to intellectual property and proprietary information;

(4) participates in the sale, purchase or manufacture of airplane parts without the required approval of the FAA or appropriate foreign regulatory agency;

(5) defaults under certain requirements to maintain a system of quality assurance;

(6) fails to comply with other obligations under the Supply Agreement (which breach continues for more than 10 days after notice is received from Boeing);

(7) is unable to pay its debts as they become due, dissolves or declares bankruptcy; or

(8) breaches the assignment provisions of the Supply Agreement (which breach continues for more than 10 days after notice is received from Boeing).
      If an event of default occurs, Boeing has the right to exercise various remedies set forth in the Supply Agreement, including the right to manufacture or to otherwise obtain substitute products, cancel any or all outstanding orders under the Supply Agreement, and/or terminate the Supply Agreement. Boeing is limited, however, in its ability to cancel orders or terminate the Supply Agreement for the defaults described in items (1), (2) and (6) of the preceding paragraph. In such cases, Boeing may not cancel orders unless the event of default is material and has an operational or financial impact on Boeing and may not terminate the Supply Agreement unless there are repeated, material events of default and certain other criteria are satisfied. In such case, Boeing may only terminate the Supply Agreement with respect to the aircraft program affected by the event of default. If two or more programs are affected by the event of default, Boeing may terminate the entire Supply Agreement. Boeing may also require Spirit to transfer tooling, raw material, work-in-process and other inventory and certain intellectual property to Boeing in return for reasonable compensation therefor.
      Wrongful Termination. If Boeing wrongfully terminates an order, Spirit is entitled to recover lost profits, in addition to any amount Spirit would be entitled to recover for a “Termination for Convenience,” as described above. If Boeing wrongfully cancels or terminates the Sustaining SBP with respect to a model of program airplane, then Spirit is entitled to all remedies available at law or in equity, with monetary damages not to exceed an agreed limit.
      Excusable Delay. If delivery of any product is delayed by circumstances beyond Spirit’s reasonable control, and without Spirit’s or its suppliers’ or subcontractors’ error or negligence (including, without limitation, acts of God, war, terrorist acts, fires, floods, epidemics, strikes, unusually severe weather, riots and acts of government), or by any material act or failure to act by Boeing, each being an “excusable delay”, then, subject to certain exceptions, Spirit’s delivery obligations will be extended. If delivery of any product is delayed by an excusable delay for more than three months, Boeing may cancel all or part of any order relating to the delayed products.

      If delivery of any product constituting more than 25% of the shipset value for one or more models of program airplanes is delayed by an excusable delay for more than five months, Boeing may cancel the Sustaining SBP as it applies to such models of program airplanes, and neither party will have any liability to the other, other than as described in the above paragraph under the heading “Events of Default and Remedies.”
      Suspension of Work. Boeing may at any time require Spirit to stop work on any order for up to 120 days. During such time, Boeing may either direct Spirit to resume work or cancel the work covered by such stop work order. If Boeing directs Spirit to resume work or the 120-day period expires, Spirit must resume work, the delivery schedule affected by the stop work order will be extended and Boeing must compensate Spirit for its reasonable direct costs incurred as a result of the stop work order.
      Assignment. Spirit may not assign its rights under the Supply Agreement other than with Boeing’s consent, which Boeing may not unreasonably withhold unless the assignment is to a disqualified person. A disqualified person is one: (1) whose principal business is as an OEM of commercial aircraft, space vehicles, satellites or defense systems; (2) that Boeing reasonably believes will not be able to perform its obligations under the Supply Agreement; (3) that, after giving effect to the transaction, would be a supplier of more than 40% by value of the major structural components of any Boeing program then in production; or (4) who is, or is an affiliate of, a commercial airplane operator or is one of five named corporate groups. Sale of majority voting power or of all or substantially all of Spirit’s assets to a disqualified person is considered an assignment.
     B787 Supply Agreement with Boeing
      Overview. Spirit and Boeing also entered into a long-term supply agreement for Boeing’s new B787 program, or the B787 Supply Agreement, which covers the life of the program and commercial derivatives. The B787 Supply Agreement is a requirements contract pursuant to which Spirit is Boeing’s exclusive supplier for the forward fuselage, fixed and moveable leading wing edges, struts and related tooling for the B787. The B787 Supply Agreement does not provide for a minimum or maximum rate of production, but does acknowledge that Spirit will equip itself for a maximum rate of seven aircraft per month and will negotiate with Boeing regarding an equitable price adjustment if additional expenditures are required to increase the production rate above that level. Spirit is constructing facilities capable of producing ten airplanes per month. Additional capital expenditures would be needed for tooling and equipment to support a production rate above seven per month. Under the B787 Supply Agreement, Spirit also provides certain support, development and re-design engineering services to Boeing at an agreed hourly rate.
      Pricing. Pricing for the B787-8, the base model currently going into production, is generally established through 2021, with prices decreasing as cumulative volume levels are met over the life of the program. Prices are subject to adjustment for abnormal inflation (above a specified level in any year) and for certain production, schedule and other changes. Prices for future commercial derivatives such as the B787-3, B787-9 and B787-10 will be negotiated in good faith by the parties on principles consistent with the terms of the B787 Supply Agreement as they relate to the B787-8 model of the B787.
      Advance Payments. The B787 Supply Agreement requires Boeing to make advance payments to Spirit for production articles in the aggregate amount of $700 million. As of October 15, 2006, $500 million had been received by Spirit, and an additional $100 million will be advanced to Spirit in each of the remainder of 2006 and 2007. Spirit must repay these advances, without interest, in the amount of a $1.4 million offset against the purchase price of each of the first five hundred B787 shipsets delivered to Boeing. In the event that Boeing does not take delivery of five hundred B787 shipsets, any advances not then repaid will first be applied against any outstanding B787 payments then due by Boeing to Spirit, with any remaining balance repaid at the rate of $84 million per year beginning the month following Spirit’s final delivery of a B787 production shipset to Boeing.
      Termination of Airplane Program. If Boeing decides not to initiate or continue production of the B787 airplane program because Boeing determines, after consultation with Spirit, that there is an insufficient business basis for proceeding, Boeing may terminate the B787 airplane program, including any orders, by written notice to Spirit. In the event of such a termination, Boeing will be liable to Spirit for costs incurred in connection with any orders issued prior to the date of the termination notice and may also be liable for certain termination costs and for compensation for any tools, raw materials or work-in-process requested by Boeing in connection with the termination.
      Events of Default and Remedies. It is an “event of default” under the B787 Supply Agreement if Spirit:

(1) fails to deliver products as required by the B787 Supply Agreement;

(2) breaches the provisions of the B787 Supply Agreement relating to intellectual property and proprietary information;

(3) participates in the sale, purchase or manufacture of airplane parts without the required approval of the FAA or appropriate foreign regulatory agency;

(4) defaults under certain requirements to maintain a system of quality assurance;

(5) fails to comply with other obligations under the B787 Supply Agreement (which breach continues for more than 15 days after notice is received from Boeing);

(6) is unable to pay its debts as they become due, dissolves or declares bankruptcy;

(7) fails to comply with U.S. export control laws; or

(8) breaches the assignment provisions of the B787 Supply Agreement (which breach continues for more than 10 days after notice is received from Boeing).
      If an event of default occurs, Boeing has the right to exercise various remedies set forth in the B787 Supply Agreement, including the right to manufacture or to otherwise obtain substitute products, cancel any or all outstanding orders under the B787 Supply Agreement and/or terminate the B787 Supply Agreement. Before terminating any order or the B787 Supply Agreement, Boeing is required to work with Spirit to attempt to agree on a satisfactory recovery plan. Boeing may also require Spirit to transfer tooling, raw material, work-in-process and other inventory and certain intellectual property to Boeing in return for reasonable compensation therefor.
      Assignment. Spirit may not assign its rights under the B787 Supply Agreement or any related order other than with Boeing’s consent, which Boeing may not unreasonably withhold unless the assignment is to a disqualified person. A disqualified person is one: (1) whose principal business is as an OEM of commercial aircraft, space vehicles, satellites or defense systems; (2) that Boeing reasonably believes will not be able to perform its obligations under the B787 Supply Agreement; (3) that, after giving effect to the transaction, would be a supplier of more than 40% by value of the major structural components of any Boeing program then in production; or (4) who is, or is an affiliate of, a commercial airplane operator or is one of five named corporate groups. Sale of majority voting power or of all or substantially all of Spirit’s assets to a disqualified person is considered an assignment.
     License of Intellectual Property
      Supply Agreement. All technical work product and works of authorship produced by or for Spirit with respect to any work performed by or for Spirit pursuant to the Supply Agreement are the exclusive property of Boeing. All inventions conceived by or for Spirit with respect to any work performed by or for Spirit pursuant to the Supply Agreement and any patents claiming such inventions are the exclusive property of Spirit, except that Boeing will own any such inventions that Boeing reasonably believes are applicable to the B787 platform, and Boeing may seek patent protection for such B787 inventions or hold them as trade secrets, provided that, if Boeing does not seek patent protection, Spirit may do so.
      Except as Boeing otherwise agrees, Spirit may only use Boeing proprietary information and materials (such as tangible and intangible confidential, proprietary and/or trade secret information and tooling) in the performance of its obligations under the Supply Agreement. Spirit is prohibited from selling products manufactured using Boeing proprietary information and materials to any person other than Boeing without Boeing’s authorization.
      Spirit has granted to Boeing a license to Spirit proprietary information and materials and software and related products for use in connection with the testing, certification, use, sale or support of a product covered by the Supply Agreement, or the manufacture, testing, certification, use, sale or support of any aircraft including and/or utilizing a product covered by the Supply Agreement. Spirit has also granted to Boeing a license to use Spirit intellectual property to the extent such intellectual property interferes with Boeing’s use of products or intellectual property belonging to Boeing under the Supply Agreement.
      In order to protect Boeing against Spirit’s default, Spirit has granted to Boeing a license, exercisable on such default to practice and/or use, and license for others to practice and/or use on Boeing’s behalf, Spirit’s intellectual property and tooling related to the development, production, maintenance or repair of products in connection with making, using and selling products. As a part of the foregoing license, Spirit must, at the written request of and at no additional cost to Boeing, promptly deliver to Boeing any such licensed property considered by Boeing to be necessary to exercise Boeing’s rights under the license.
      B787 Supply Agreement. The B787 Supply Agreement establishes three classifications for patented invention and proprietary information: (1) intellectual property developed by Spirit during activity under the B787 Supply Agreement, or Spirit IP; (2) intellectual property developed jointly by Boeing and Spirit during that activity, or Joint IP; and (3) all other intellectual property developed during activity under the B787 Supply Agreement, or Boeing IP.
      Boeing may use Spirit IP for work on the B787 program and Spirit may license it to third parties for work on such program. Spirit may also not unreasonably withhold consent to the license of such intellectual property to third parties for work on other Boeing programs, provided that it may require a reasonable royalty to be paid and, with respect to commercial airplane programs, that Spirit has been offered an opportunity, to the extent commercially feasible, to work on such programs.
      Each party is free to use Joint IP in connection with work on the B787 and other Boeing programs, but each must obtain the consent of the other to use it for other purposes. If either party wishes to license Joint IP to a third party for work on a Boeing program other than the B787, then the other party may require a reasonable royalty but may not unreasonably withhold its consent, as long as (if the program in question is another Boeing commercial airplane program) Spirit has been offered an opportunity, to the extent commercially feasible, to perform work for the particular program.
      Spirit is entitled to use Boeing IP for the B787 program, and may require Boeing to license it to subcontractors for the same purpose.
      Additional License From Boeing. Boeing has licensed certain intellectual property rights to Spirit under a Hardware Material Services General Terms Agreement, or HMSGTA, and four initial Supplemental License Agreements, or SLAs, under the HMSGTA. The HMSGTA and the initial SLAs grant Spirit licenses to use Boeing intellectual property to manufacture listed parts for the aftermarket and to perform maintenance, repair and overhaul, or MRO, of aircraft and aircraft components for customers other than Boeing. These agreements also permit Spirit to use know-how obtained by Spirit personnel prior to the closing of the Boeing Acquisition. Spirit also may obtain additional SLAs from Boeing and those SLAs will also supersede the restrictions on Spirit’s use of Boeing’s proprietary information and materials described above.
Our Products
      We are organized into three principal reporting segments: (1) Fuselage Systems, which include the forward, mid-and rear fuselage sections, (2) Propulsion Systems, which include nacelles, struts/pylons and engine structural components and (3) Wing Systems, which include wings, wing components and flight control surfaces. All other activities fall within the All Other segment, principally made up of sundry sales of miscellaneous services and sales of natural gas through a tenancy-in-common with other Wichita companies. Fuselage Systems, Propulsion Systems, Wing Systems and All Other represented approximately 48%, 27%,

24% and 1%, respectively, of our revenues for the quarter ended June 29, 2006, our first quarter following the BAE Acquisition.
     Commercial Aircraft Structures
      We principally design, engineer and manufacture commercial aircraft structures such as fuselages, nacelles (including thrust reversers), struts/pylons, wings and wing assemblies and flight control surfaces. We are the largest independent supplier of aerostructures to both Boeing and Airbus. Sales related to large commercial aircraft production, some of which may be used in military applications, represent approximately 98% of our combined revenues for the 12 and one-half months ended June 29, 2006.
      Our structural components, in particular the forward fuselage and nacelles, are among the most complex and highly engineered structural components and represent a significant percentage of the costs of each aircraft. We are currently the sole source supplier of 96% of the products we sell to Boeing and Airbus, as measured by dollar value of products sold. We typically sell a package of aerostructure components, referred to as a shipset, to our customers.
      The following table summarizes the major commercial (including regional and business jets) programs that we currently have under long-term contract by product and aircraft platform.

Product	Description	Aircraft Platform

Fuselage Systems
Forward Fuselage	Forward section of fuselage which houses flight deck, passenger cabin and cargo area	B737, B747, B767, B777, B787
Other Fuselage Sections	Mid-section and other sections of the fuselage and certain other structural components, including floor beams	B737, B747, B777, Raytheon Hawker 800XP
Propulsion Systems
Nacelles (including Thrust Reversers)	Aerodynamic structure surrounding engine	B737, B747, B767, B777
Struts/Pylons	Structure that connects engine to the wing	B737, B747, B767, B777, B787
Wing Systems
Flight Control Surfaces	Flaps and slats	B737, B777, A320 family
Empennages	Horizontal stabilizer and vertical fin spar assemblies	B737, Raytheon Hawker 800XP
Wing Structures	Wing framework which consists mainly of spars, ribs, fixed leading edge, stringers, trailing edges and flap track beams	B737, B747, B767, B777, B787, A320 family, A330, A340, A380
      In addition, we have recently won contracts for two other business jet packages on which we expect to commence deliveries in 2009 and 2011, respectively.

     Military Equipment
      In addition to providing aerostructures to large commercial aircraft, we also design, engineer and manufacture structural components for military aircraft. We provide a significant amount of content for the 737 Wedgetail and have also been awarded a significant amount of work for the 737 MMA and 737 C40. The 737 Wedgetail, 737 MMA and 737 C40 are commercial aircraft modified for military use. Other military programs for which we provide products are KC-135, V-22 and AWACs (E-3).
      The following table summarizes the major military programs that we currently have under long-term contract by product and military platform.

Product	Description	Military Platform

Low Observables	Radar absorbent and translucent materials	UCAS, Various
Other Military	Fabrication, bonding and assembly in support of various platforms	AWACS, AC-130U Gunship, V-22 and E-6
Other Military	Fabrication, testing, tooling, processing, engineering analysis, training	Various
     Aftermarket
      Although we primarily manufacture aerostructures for OEMs, we have a significant opportunity to increase our aftermarket sales on the products we manufacture. We have developed a direct sales and marketing channel for our aftermarket business. In September 2006, we entered into a five-year distribution agreement with Aviall Services, Inc., or Aviall, a provider of global parts distribution and supply chain services for the aerospace industry and a wholly-owned subsidiary of Boeing, pursuant to which Aviall will serve as our exclusive distributor of certain aftermarket products worldwide, excluding the United States and Canada. We have obtained parts manufacturing approvals from the FAA for 7,000 parts which allows us to sell spare parts directly to airlines and MRO organizations. In addition, all of our U.S. facilities are FAA repair station certified and have full technical capability to provide MRO services.
      The following table summarizes our aftermarket products and services.

Product	Description	Aircraft Platform(1)

Spares	Provides replacement parts and components support	B737, B747, B767, B777, A320
Maintenance, Repair and Overhaul	FAA certified repair station that provides complete on-site nacelle repair and overhaul; maintains global partnerships to support MRO services	B737, B777

(1)	The company also has the opportunity to produce spares for certain out-of-production aircraft and is under contract to provide spares for the B787 and A380.
Sales and Marketing
      We have recently hired a Senior Vice President of Sales and Marketing, who focuses on building a broader customer base. Additionally, we expect to benefit from his established relationships with potential customers, as well as a deep knowledge of the aerospace industry. In addition, our executive officers and other key employees continue to build and maintain relationships with industry leaders to stay abreast of developing trends in the marketplace. Our marketing group supports those efforts, analyzing potential growth opportunities in our target markets, as well as the OEMs that we believe most strongly position us for success.
      We have established a sales and marketing infrastructure to support our efforts to reach new customers, expand our business with existing customers and win new business in three sectors of the aerostructures industry: (1) commercial (including regional and business jets), (2) military and (3) the aftermarket. Our sales and marketing unit is comprised of approximately 12 employees. Our employees are organized by focus areas: a marketing team that performs research and analysis on market trends, sector strategies, customers and competitors, and a sales team led by sales directors assigned to establish and maintain relationships with each key customer. The sales and marketing team provides support and works closely with salespeople in the individual business units to ensure a consistent, single message approach with customers.
      Due to (1) our long-term contracts with Boeing and Airbus on existing and new programs such as the B737, B787, A320 and A380, (2) the OEMs’ desire to limit supplier concentration, and (3) the industry practice of rarely changing a third party aerostructures supplier once a program has been implemented due to the high switching costs, we are able to minimize our marketing efforts on these specific programs. However, our marketing team continues to research and analyze trends in new product development and our sales team maintains regular contact with key Airbus and Boeing decision-makers in order to sustain strong relationships with, and position ourselves to win new business from, both companies.
      Prior to the Boeing Acquisition, as an internal Boeing supplier, we were unable to pursue non-Boeing OEM business. As an independent company, we have significant opportunities to increase our sales to other OEMs in the commercial, military and business jet sectors. To win new customers, we market our mix of engineering expertise in the design and manufacture of aerostructures, our advanced manufacturing capabilities with both composites and metals, and our competitive cost structure.
      We have established a customer contact database to maximize our interactions with existing and potential customers. We are also actively working to build positive identity and name recognition for the Spirit AeroStructures brand through advertising, trade shows, sponsorships and Spirit customer events.
      Prior to the Boeing Acquisition, we were dependent upon Boeing’s Commercial Aviation Services organization to provide entry into the aftermarket business. We are now able to provide aftermarket support directly to airlines and are in the process of developing the necessary expertise and customer relationships within this sector of the business.
Customers
      Our primary customers are aircraft OEMs. Boeing and Airbus are our two largest customers, and we are the largest independent aerostructures supplier to both companies. We entered into long-term supply agreements with our customers to provide aerostructure products to aircraft programs. Currently, virtually all of the products we sell are under long-term contracts with 96% of those products, as measured by dollar value of product sold, supplied by us on a sole-sourced basis.
      We have excellent relationships with our customers due to our diverse product offering, leading design and manufacturing capabilities using both metallic and composite materials, and competitive pricing. One of our competitive advantages is our strong relationships with our two largest customers.
      Boeing. For the 12 and one-half months ended June 29, 2006, approximately 95% of our revenues (approximately 88% of our combined revenues assuming the BAE Acquisition had occurred on July 1, 2005) were from sales to Boeing. We have a strong relationship with Boeing given our 75 year history as a Boeing division. Most of the senior management team are former Boeing executives who have strong embedded relationships with Boeing and continue to work closely with Boeing. As part of the Boeing Acquisition, we entered into a long-term supply agreement under which we are Boeing’s exclusive supplier for substantially all of the products and services provided by Boeing Wichita prior to the Boeing Acquisition for the life of the programs. In addition, Boeing selected us to be the design leader for the Boeing B787 forward fuselage based in part on our strong expertise with composite technologies. We believe our strong relationship with Boeing is unmatched in the industry and will allow us to continue to be an integral partner with Boeing in the designing, engineering and manufacturing of complex aerostructures.
      Airbus. For the 12 and one-half months ended June 29, 2006, approximately 11% of our combined revenues (assuming the BAE Acquisition occurred on July 1, 2005) were from sales to Airbus. As a result of the BAE Acquisition, we have become the largest independent aerostructures supplier to Airbus. Under our supply agreements with Airbus, we supply most of our products for the life of the aircraft program, including commercial derivative models, with pricing determined through 2010. For the A380, we have a long-term supply contract with Airbus that covers a fixed number of units. We believe we can leverage our relationship with Airbus and history of delivering high quality products to further increase our sales to Airbus and continue to partner with Airbus on new programs going forward.
Manufacturing and Engineering
     Manufacturing
      Our expertise is in designing, engineering and manufacturing large-scale, complex aerostructures. We maintain four state-of-the-art manufacturing facilities in Wichita, Kansas, Tulsa, Oklahoma, McAlester, Oklahoma, and Prestwick, Scotland (acquired in April 2006). Following the Boeing Acquisition, we realigned our manufacturing operations to reduce costs and improve efficiency. We reduced our workforce by 15% while increasing productivity, entered into new labor contracts with our unions that established wage levels that are in-line with the local market, changed work rules and significantly reduced the number of job categories, resulting in greater manufacturing flexibility in work assignments. Additionally, we are working to realign our supply base to more fully utilize low cost, capable suppliers. We continually strive to improve productivity and reduce costs.
      Our manufacturing organization is organized through our four principal reporting segments: (1) Fuselage Systems, (2) Propulsion Systems, (3) Wing Systems and (4) All Other, which includes miscellaneous products and services, and two process centers: (1) fabrication manufacturing and (2) tooling manufacturing. The business units, process centers and support organizations work together as one cohesive team with a view to maximizing performance and efficiency throughout the manufacturing process. Our core manufacturing competencies include:

•	composites design and manufacturing processes;

•	leading mechanized and automated assembly and fastening techniques;

•	large scale skin fabrication using both metallic and composite materials;

•	chemical etching and metal bonding expertise;

•	monolithic structures technology; and

•	precision metal forming producing complex contoured shapes in sheet metal and extruded aluminum.
      Our leading manufacturing expertise is supported by our state-of-the-art equipment. We have over 20,000 major pieces of equipment installed in our customized manufacturing facilities. For example, for the manufacture of the B787 composite forward fuselage, we installed a 30-foot diameter by 70-foot long autoclave which is one of the largest autoclaves in the world. An autoclave is an enclosure device that generates controlled internal heat and pressure conditions used to cure and bond certain resins, and which we use in the manufacture of composite structures. We intend to continue to make the appropriate investments in our facilities in order to support and maintain our industry-leading manufacturing expertise.

Engineering
      We have approximately 800 engineering and technical employees, including over 200 degreed contract engineers. We also employ 22 technical fellows, who are experts in engineering and keep the company on the cutting edge of technology by producing technical solutions for new and existing products and processes; eight FAA designated engineering representatives, or DERs, experienced engineers appointed by the FAA to approve engineering data used for certification; and nine authorized representatives, who possess the same qualifications and perform the same certification functions as DERs, but with authority from the Boeing Certification and Compliance organization. The primary purpose of the engineering organization is to provide continuous support for ongoing design, production and process improvements. We possess a broad base of engineering skills in metal and composite fabrication and assembly, chemical processing and finishing, tooling design and development, and quality and precision measurement technology, systems and controls.
      Our engineering organization is composed of several groups, including (1) Structures Design and Drafting, which focuses on production support, customer introductions, design-for-manufacturing and major product derivatives, (2) Structures Technology, which focuses on overall structural integrity over the lifecycle of the airframe through stress and durability analysis, damage tolerance analysis and vibration testing, (3) Manufacturing Engineering, responsible for applying lean manufacturing techniques, interpreting design drawings and providing manufacturing sequence work plans, and (4) Liaison, Lab and Materials, Processes and Standards, which conducts research into defects discovered by quality assurance through analytical chemistry, metallurgical, static and dynamic testing and full-scale testing.
      We believe our leading engineering capabilities are a key strategic differentiating factor between us and certain of our competitors.

Research and Development
      We believe that world class research and development helps to maintain our position as an advanced partner to OEMs’ new product development teams. As a result, we spend a significant amount of capital and resources on our research and development, including approximately $71 million during the first six months of 2006. Through our key research, we aim to develop unique intellectual property and technologies that will improve our OEM customers’ products and, at the same time, position us to win work on new products. Our development effort, which is an ongoing process that helps us drive down production costs and streamline manufacturing, is currently focused on preparing for initial production of new products and improving manufacturing processes on our current work.
      Our research and development is geared toward the architectural design of our principal products: fuselages, propulsion systems and wing systems. We are currently focused on research in areas such as advanced metallic joining, low cost composites, acoustic attenuation, efficient structures, systems integration, advanced design and analysis methods, and new material systems. We collaborate with universities, research facilities and technology partners in our research and development.
Suppliers and Materials
      The principal raw materials used in our manufacturing operations are aluminum, titanium, composites and stainless steel. We also use purchased products such as machined parts, sheet metal parts, non-metallic parts and assemblies. In addition, we purchase assemblies and subassemblies from various manufacturers which are used in the final aerostructure assembly.
      Currently we have over 850 active suppliers with no one supplier representing more than 4% of our cost of goods sold. We have entered into long-term supply contracts with substantially all of our suppliers. Our exposure to rising raw material prices is somewhat limited due to such contracts under which we purchase most of our raw materials based on fixed pricing or at reduced rates through Boeing’s or Airbus’ high volume purchase contracts.
      Although we believe our material costs are competitive, we continue to seek ways to further reduce these costs. We have begun a global sourcing initiative to increase the amount of material sourced from low cost countries in Asia and Central Europe. Historically, Boeing Wichita and BAE Aerostructures purchased certain parts from other Boeing or BAE Systems facilities, respectively, since they operated as divisions of Boeing and BAE Systems, respectively. We believe we can achieve cost savings by reducing the amount of parts that we purchase from Boeing and BAE Systems. Following the Boeing Acquisition, we have been free to contract with third parties for, or to produce internally, the parts historically supplied by Boeing. As our current supply contracts with business units of BAE Systems expire over the next several years, we expect to have similar opportunities with respect to those parts that we continue to source from BAE Systems.
Properties
      The location, primary use, approximate square footage and ownership status of our principal properties as of October 15, 2006 are set forth below:

		Approximate
Location	Primary Use	Square Footage	Owned/Leased

United States
Wichita, Kansas	Main Manufacturing Facility/Offices/Warehouse	10.8 million	Owned*/Leased*
Tulsa, Oklahoma	Manufacturing Facility	1.6 million	Leased
Tulsa, Oklahoma	Offices/Warehouse	108,455	Leased
McAlester, Oklahoma	Manufacturing Facility	135,000	Owned

United Kingdom
Prestwick, Scotland	Manufacturing Facility	1.1 million	Owned
Samlesbury, England	Offices	15,919	Leased

*	A portion of the Wichita facility is owned and a portion is leased.
      Our physical assets consist of 13.6 million square feet of building space located on 946 acres in six facilities. We produce our fuselages, propulsion systems and wing systems from our main manufacturing facility located in Wichita, Kansas and we also produce wing systems in our manufacturing facilities in Tulsa, Oklahoma and Prestwick, Scotland. In addition to these three sites, we have a facility located in McAlester, Oklahoma dedicated to supplying the Tulsa facility and office space in Samlesbury, England, where a number of Spirit Europe’s employees are located. The Wichita facilities are owned or leased, the Tulsa facility is leased from the city of Tulsa and the Tulsa Airports Improvement Trust, the Prestwick facility is owned, the McAlester facility is owned, and the Samlesbury facility is leased.
      The Wichita facility, including the headquarters, comprises 616 acres, 6.0 million square feet of manufacturing space, 1.3 million square feet of offices and laboratories for the engineering and design group and 3.5 million square feet for support functions and warehouses. A total of 821,000 square feet is currently vacant (of which 194,000 square feet is being customized for the B787). Additionally, a 127,000 square foot expansion of our Composites Fuselage Facility to support the B787 was completed in August 2006. The Wichita site has access to transportation by rail, road and air. For air cargo, the Wichita site has access to the runways of the McConnell Air Force Base. We have renewed a lease as of July 1, 2006 for 135,000 square feet of manufacturing space at our Wichita, Kansas facility for a five-year term. We have also acquired a new 101,000 square foot lease adjacent to the plant for tool storage.
      The Tulsa facility consists of 1.6 million square feet of building space set on 135 acres. The Tulsa plant is located five miles from an international shipping port and is located next to the Tulsa International Airport. In addition, we entered into an eighteen month lease effective August 16, 2006 for 108,455 square feet of warehousing space located near our Tulsa plant. The McAlester site, which manufactures parts and sub-assemblies primarily for the Tulsa facility, consists of 135,000 square feet of building space on 92 acres.
      The Prestwick facility consists of 1.1 million square feet of building space, comprised of 0.7 million square feet of manufacturing space, 0.2 million square feet of office space, and 0.2 million square feet of office/support space. This facility is set on 100 acres. The Prestwick plant is located on the west coast of

Scotland, approximately 33 miles south of Glasgow, within close proximity to the motorway network that provides access between England and continental Europe. It is also easily accessible by air (at Prestwick International Airport) or by sea. We lease a portion of our Prestwick facility to the Regional Aircraft division of BAE Systems and certain other tenants.
      The Wichita and Tulsa manufacturing facilities have significant scale in order to accommodate the very large structures that are manufactured there, including entire fuselages. The three U.S. facilities are in close proximity, with approximately 175 miles between Wichita and Tulsa and 90 miles between Tulsa and McAlester. Currently, the three U.S. facilities utilize approximately 90% of the available building space. The Prestwick manufacturing facility currently utilizes only 49% of the space; of the remaining space, 27% is leased and 24% is vacant. The Samlesbury office space is located in North Lancashire, England, approximately 195 miles south of Prestwick.
Environmental Matters
      Our operations and facilities are subject to various environmental laws and regulations governing, among other matters, the emission, discharge, handling and disposal of hazardous materials, the investigation and remediation of contaminated sites, and permits required in connection with our operations. Our operations are designed, maintained and operated to promote protection of human health and the environment. Although we believe that our operations and facilities are in material compliance with applicable environmental and worker protection laws and regulations, management cannot provide assurance that future changes in such laws, or in the nature of our operations will not require us to make significant additional expenditures to ensure continued compliance. Further, we could incur substantial costs, including cleanup costs, fines and sanctions, and third party property damage or personal injury claims as a result of violations of or liabilities under environmental laws, relevant common law or the environmental permits required for our operations.

United States
      Under some environmental laws in the United States, a current or previous owner or operator of a contaminated site may be held liable for the entire cost of investigation, removal or remediation of hazardous materials at such property, whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous materials. Persons who arrange for disposal or treatment of hazardous materials also may be liable for the costs of investigation, removal or remediation of those substances at a disposal or treatment site, regardless of whether the affected site is owned or operated by them. Because we own and/or operate a number of facilities that have a history of industrial or commercial use and because we arrange for the disposal of hazardous materials at many disposal sites, we may and do incur costs for investigation, removal and remediation.
      The Asset Purchase Agreement provides, with limited exceptions, that Boeing is responsible for environmental liabilities relating to conditions existing at the Wichita, Kansas and Tulsa and McAlester, Oklahoma facilities at the time of the Boeing Acquisition. For example, Boeing is subject to an administrative consent order issued by the KDHE to contain and clean-up contaminated groundwater which underlies a majority of the Wichita site. Pursuant to the KDHE order, Boeing has a long-term remediation plan in place, and containment and remediation efforts are underway. We are responsible for any environmental conditions that we cause at these facilities after the closing of the Boeing Acquisition.

United Kingdom
      In the United Kingdom, remediation of contaminated land may be compelled by the government in certain situations. If a property is to be redeveloped, in its planning role, the local authority may require remediation as a condition to issuing a permit. In addition, in situations in which the contamination is causing harm to human health or polluting the environment, the local authority may use its environmental legislative powers to force remediation so that the environmental standards are “suitable for use.” If contamination is polluting the property of a third party or causing loss, injury or damage, the third party may file an action in common law based on negligence or nuisance to recover the value of the loss, injury or damage sustained.
      Prestwick Facility. BAE Systems indemnified us for any clean-up costs for environmental liabilities caused by existing pollution on the Prestwick facility, existing pollution that migrates from the Prestwick facility to a third party’s property and any pollution that migrates to the Prestwick facility from the property retained by BAE Systems. Subject to certain exceptions, the indemnity extends until April 1, 2013 and is limited to £40 million. BAE Systems has undertaken a solvent emission program. If the program does not enable compliance with the European Solvent Emission Directive currently in effect, BAE Systems may be required to install additional abatement technology such as a thermal oxidizer.
Competition
      Although we are the largest aerostructures supplier with a 19% market share, the aerostructures market remains highly fragmented. Competition in the aerostructures market is intense. Our primary competition comes from either internal work performed by internal divisions of OEMs or third-party aerostructures suppliers.
      Our principal competitors among OEMs may include Airbus S.A.S., Boeing, Dassault Aviation, Embraer Brazilian Aviation Co., Gulfstream Aerospace Co., Lockheed Martin Corp., Northrop Grumman Corporation, Raytheon Company and Textron Inc. These OEMs may choose not to outsource production of aerostructures due to, among other things, their own direct labor and other overhead considerations and capacity utilization at their own facilities. Consequently, traditional factors affecting competition, such as price and quality of service, may not be significant determinants when OEMs decide whether to produce a part in-house or to outsource.
      Our principal competitors among non-OEM aerostructures suppliers are Alenia Aeronautica, Fuji Aerospace Technology Co., Ltd., GKN Aerospace, The Goodrich Corporation, Kawasaki Precision Machinery (U.S.A.), Inc., Mitsubishi Electric Corporation, Saab AB, Snecma, Triumph Group, Inc. and Vought Aircraft Industries. Our ability to compete for new aerostructures contracts depends upon (1) our design, engineering and manufacturing capabilities, (2) our underlying cost structure, (3) our relationship with OEMs, and (4) our available manufacturing capacity.
Employees
      As of October 3, 2006, we had approximately 11,600 employees, including contract labor, located in our three U.S. facilities. Approximately 81% of our U.S. employees are represented by five unions. All of our unions in the U.S. have entered into new collective bargaining agreements since the time of the Boeing Acquisition, with an average duration of five years. Our largest union is the IAM which represents approximately 5,500 employees or 47% of the workforce. This union contract is in effect through June 25, 2010. The Society of Professional Engineering Employees in Aerospace — Wichita Technical and Professional Unit represents approximately 2,200 employees or 19% of the workforce. The union contract is in effect through July 11, 2011. The International Union, United Automobile, Aerospace & Agricultural Implement Workers of America (UAW), or UAW, represents approximately 900 employees or 8% of the workforce. The union contract is in effect through November 30, 2010. The Society of Professional Engineering Employees in Aerospace — Wichita Engineering Unit represents approximately 590 employees or 5% of the workforce. The union contract is in effect through July 11, 2009. The International Brotherhood of Electrical Workers, or IBEW, represents approximately 175 employees or 2% of the workforce. The union contract is in effect through September 17, 2010.
      Under each of our U.S. collective bargaining agreements, we are required to meet with collective bargaining agents for the union three years after ratification of the agreement to discuss the terms and conditions of the agreement. However, we have no obligation to agree to any changes to the terms and conditions of the agreement and employees have no right to strike in the event we do not agree to any such changes.

      As of October 3, 2006, we had approximately 880 employees located in our two U.K. facilities. Approximately 76% or 675 of our U.K. employees are represented by one union, Amicus. We have entered into a labor agreement with Amicus, which terms are generally negotiated on a yearly basis. Wages are typically the subject of our negotiations, while the other terms usually remain the same from year to year until both parties agree to change them (either separately or in the aggregate).
      We consider our relationships with our employees to be satisfactory.
      Union Equity Participation Plan. We have agreed to establish a Union Equity Participation Plan pursuant to which we will issue stock appreciation rights tied to the value of our class B common stock for the benefit of certain of our employees represented by the IAM, IBEW and UAW. The stock appreciation rights will entitle certain of these employees to receive proceeds, which may, at our option, be in the form of cash or shares of our common stock, upon the occurrence of the first to occur of certain events, including the consummation of this offering. Generally, former Boeing employees represented by one of these unions whom we hired effective on the first day following the Boeing Acquisition and who were employed by us for at least three consecutive months between the closing of the Boeing Acquisition and December 31, 2005, or approximately 4,850 employees, may be eligible to receive a portion of the proceeds of the stock appreciation rights to be paid to union employees as a result of the consummation of this offering. Upon the consummation of this offering, based on an assumed initial public offering price of $24.00 per share, the midpoint of the range on the cover of this prospectus, the stock appreciation rights will entitle the employees to receive a total of approximately $270.2 million, all or any portion of which may be paid by us, at our option, in shares of class A common stock, valued at the public offering price. We currently anticipate paying approximately 44.5% of such amount in shares of class A common stock, through the issuance of approximately 5,006,829  shares, which we expect to issue on or prior to March 15, 2007. The remainder will be paid in cash from a portion of the proceeds of this offering and available cash. The Union Equity Participation Plan and any outstanding stock appreciation rights thereunder will terminate following the consummation of this offering and the payment of the proceeds of the stock appreciation rights to the employees.
Backlog
      For a description of our backlog, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Backlog.”
Legal Proceedings
      We are from time to time subject to, and are presently involved in, litigation or other legal proceedings arising in the ordinary course of business. In the opinion of management, we are not engaged in any legal proceedings that we expect will have, individually or in the aggregate, a material adverse effect on our business, financial condition, cash flows, results of operations or liquidity, other than as set forth below.
      From time to time, in the ordinary course of business and like others in the industry, we receive requests for information from government agencies in connection with their regulatory or investigational authority. Such requests can include subpoenas or demand letters for documents to assist the government in audits or investigations. We review such requests and notices and take appropriate action. We have been subject to certain requests for information and investigations in the past and could be subject to such requests for information and investigations in the future.
      On December 19, 2005, an action entitled Perry Apsley et al. v. The Boeing Company, Onex Corporation and Spirit AeroSystems, Inc. was filed in the U.S. District Court for the District of Kansas. The plaintiffs served us and the other defendants in early March 2006. The plaintiffs assert several claims and purport to bring the case as a class action and collective action on behalf of all individuals who were employed by Boeing (BCA) in Wichita, Kansas or Tulsa, Oklahoma within two years prior to the date of the Boeing Acquisition and who were terminated or not hired by Spirit. The plaintiffs seek damages and injunctive relief for age discrimination, interference with ERISA rights, breach of contract and retaliation. Plaintiffs’ seek an unspecified amount of compensatory damages and more than $1.5 billion in punitive damages. Pursuant to the Asset Purchase Agreement, we agreed to indemnify Boeing for damages resulting from the employment decisions that were made with respect to former employees of Boeing Wichita which relate or allegedly relate to the involvement of, or consultation with, employees of Boeing in such employment decisions.
      During the period from July 2005 through March 2006, approximately 35 former Boeing employees who worked in Tulsa and McAlester, Oklahoma filed discrimination complaints against Spirit, Onex and Boeing with the Equal Employment Opportunity Commission, or EEOC, in Oklahoma City, Oklahoma claiming age, retaliation, disability and other types of discrimination as a result of their not being hired by Spirit at the time of the Boeing Acquisition. Spirit responded to the 35 individual complaints. The EEOC has issued a notice of right to sue in 34 of the complaints and stated that it “was unable to conclude that the information establishes violations of the statutes.” It continues to investigate the remaining complaint.
      In December 2005, a federal grand jury sitting in Topeka, Kansas issued subpoenas regarding the vapor degreasing equipment at our Wichita, Kansas facility. The government’s investigation appears to focus on whether the degreasers were operating within permit parameters and whether chemical wastes from the degreasers were disposed of properly. The subpoenas cover a time period both before and after our purchase of the Wichita, Kansas facility. Subpoenas were issued to Boeing, Spirit and individuals who were employed by Boeing prior to the Boeing Acquisition but are now employed by us. We are in the process of responding to the subpoena and are cooperating with the government’s investigation. At this time, we do not have enough information to make any predictions about the outcome of this matter.
      Airbus has filed oppositions to six European patents originally issued to or applied for by Boeing and acquired by Spirit in the Boeing Acquisition. Airbus claims that the subject matter in these patents is not patentable because of a lack of novelty and a lack of inventive activity. Responses to three of the Airbus oppositions have been filed. Spirit’s response to a fourth opposition is due on November 19, 2006. After Spirit responds, the European Patent Office, or EPO, will issue a preliminary opinion. If the opinion does not resolve all issues, then the parties will participate in oral proceedings before a three member board of the EPO. The decision of the board is appealable. The remaining two patents have gone before the three panel board. In one case the patent was maintained without amendments to the claims. On the second patent, the board accepted the claims with limitation and Spirit has appealed. Spirit is awaiting confirmation of whether Airbus has appealed either decision.
Government Contracts
      Companies engaged in supplying defense-related equipment and services to U.S. government agencies, either directly or by subcontract, are subject to business risks specific to the defense industry. These risks include the ability of the U.S. government to unilaterally: (1) suspend or debar us from receiving new prime contracts or subcontracts; (2) terminate existing contracts; (3) reduce the value of existing contracts; (4) audit our contract-related costs and fees, including allocated indirect costs; and (5) control and potentially prohibit the export of our products.
      Most U.S. government contracts for which we subcontract can be terminated by the U.S. government either for its convenience or if the prime contractor defaults by failing to perform under the contract. In addition, the prime contractor typically has the right to terminate our subcontract for its convenience or if we default by failing to perform under the subcontract. Termination for convenience provisions generally provide only for our recovery of costs incurred or committed, settlement expenses and profit on the work completed prior to termination. Termination for default provisions generally provide for the subcontractor to be liable for excess costs incurred by the prime contractor in procuring undelivered items from another source.
Foreign Ownership, Control or Influence
      Under the U.S. Government’s National Industry Security Program Operating Manual, or NISPOM, the U.S. government will not award contracts to companies under foreign ownership, control or influence, or FOCI, where DoD Facility Security Clearances, or FSC, are required, unless certain “mitigation”

measures are put in place. The purpose of the FOCI mitigation measures is to protect cleared U.S. defense contractors against improper FOCI.
      We have been cleared to the “secret” level under a Special Security Agreement, or SSA, which is one of the recognized FOCI mitigation measures under the NISPOM. As a cleared entity, we must comply with the requirements of our SSA, the NISPOM and any other applicable U.S. government industrial security regulations (which could apply depending on our contracts). Failure to follow the requirements of the SSA, the NISPOM or any other applicable U.S. government industrial security regulations could, among other things, result in termination of our FSC, which in turn would preclude us from being awarded classified contracts or, under certain circumstances, performing on our existing classified contracts.
Governmental Regulations
      The commercial aircraft component industry is highly regulated by both the FAA in the United States, the JAA in Europe and other agencies throughout the world. The military aircraft component industry is governed by military quality specifications. We, and the components we manufacture, are required to be certified by one or more of these entities or agencies, and, in some cases, by individual OEMs, in order to engineer and service parts and components used in specific aircraft models.
      We must also satisfy the requirements of our customers, including OEMs and airlines that are subject to FAA regulations, and provide these customers with products and services that comply with the government regulations applicable to commercial flight operations. In addition, the FAA requires that various maintenance routines be performed on aircraft components. We believe that we currently satisfy or exceed these maintenance standards in our repair and overhaul services. We also maintain several FAA approved repair stations.
      The technical data and components used in the manufacture and production of our products, as well as many of the products and technical data we export, either as individual items or as components incorporated into aircraft, are subject to compliance with U.S. export control laws. Collaborative agreements that we may have with foreign persons, including manufacturers or suppliers, are also subject to U.S. export control laws.
      Our operations are also subject to a variety of worker and community safety laws. The Occupational Safety and Health Act, or OSHA, mandates general requirements for safe workplaces for all employees. In addition, OSHA provides special procedures and measures for the handling of certain hazardous and toxic substances. Our management believes that our operations are in material compliance with OSHA’s health and safety requirements.

MANAGEMENT
Executive Officers and Directors
      The following table sets forth information regarding the persons who currently serve as executive officers and directors of Spirit. Following the consummation of this offering, they will serve as the executive officers and directors of Spirit Holdings. Each director will hold office until our next annual meeting of stockholders, at which directors will be elected for a term of one year.

Name	Age	Position

Jeffrey L. Turner	55	Director, President and Chief Executive Officer
Ulrich (Rick) Schmidt	57	Executive Vice President, Chief Financial Officer and Treasurer
Ronald C. Brunton	58	Executive Vice President and Chief Operating Officer
H. David Walker	55	Senior Vice President Sales and Marketing
Gloria Farha Flentje	63	Vice President, General Counsel and Secretary
Janet S. Nicolson	50	Senior Vice President, Human Resources
John Lewelling	46	Senior Vice President, Strategy and Information Technology
Richard Buchanan	56	Vice President/General Manager of Fuselage Structures/Systems Business Unit
Michael G. King	50	Vice President/General Manager of the Propulsion Structures and Systems Business Unit
Neil McManus	40	Vice President and Managing Director, Spirit AeroSystems (Europe) Limited
Donald R. Carlisle	53	Vice President/General Manager of Aerostructures Business Unit
Ivor (Ike) Evans	64	Director
Paul Fulchino	60	Director
Richard Gephardt	65	Director
Robert Johnson	59	Director
Ronald Kadish	58	Director
Cornelius (Connie Mack) McGillicuddy, III	65	Director
Seth Mersky	47	Director
Francis Raborn	62	Director
Nigel Wright	43	Director

Executive Officers
      Jeffrey L. Turner. Mr. Turner has been the President and Chief Executive Officer of Spirit Holdings since June 2006 and will serve as a member of the board of directors of Spirit Holdings. Since June 16, 2005, the date of the Boeing Acquisition, he has also served in such capacities for Spirit. Mr. Turner joined Boeing in 1973 and was appointed Vice President — General Manager in November 1995. Mr. Turner received his Bachelor of Science in Mathematics and Computer Science and his M.S. in Engineering Management Science, both from Wichita State University. He was selected as a Boeing Sloan Fellow to the Massachusetts Institute of Technology’s (MIT) Sloan School of Management where he earned a Master’s Degree in Management.

      Ulrich (Rick) Schmidt. Mr. Schmidt has been the Executive Vice President, Chief Financial Officer and Treasurer of Spirit Holdings since June 2006. He has also served in such capacities for Spirit since August 2005. Previously, Mr. Schmidt was the Executive Vice President and Chief Financial Officer of the Goodrich Corporation from October 2000 until August 2005. Mr. Schmidt received his Bachelor of Arts and Masters of Business from Michigan State University.
      Ronald C. Brunton. Mr. Brunton will be the Executive Vice President and Chief Operating Officer of Spirit Holdings. Since the date of the Boeing Acquisition, he has served in this capacity for Spirit. Mr. Brunton joined Boeing in 1983 and was appointed Vice President of Manufacturing in December 2000. Mr. Brunton received his Bachelor of Science in Mechanical Engineering and equivalent undergraduate in Business from Wichita State University.
      H. David Walker. Mr. Walker will be the Senior Vice President of Sales/Marketing of Spirit Holdings. Mr. Walker joined Spirit in September 2005 in these same capacities. From 2003 through September 2005, Mr. Walker was Vice President of Vought Aircraft Industries. Mr. Walker served as the Vice President/General Manager of The Aerostructures Corp. from 2002 until 2003 and served as Vice President of Programs and Marketing from 1997 through 2002. Mr. Walker received his BEME and MSME from Vanderbilt University.
      Gloria Farha Flentje. Ms. Flentje will be the Vice President, General Counsel and Secretary of Spirit Holdings. Since the date of the Boeing Acquisition, she has served in these capacities for Spirit. Prior to the Boeing Acquisition, she worked for Boeing as Chief Legal Counsel for five years. Prior to joining Boeing, she was a partner in the Wichita, Kansas law firm of Foulston & Siefkin, L.L.P., where she represented numerous clients, including Boeing, on employment and labor matters and school law issues. Ms. Flentje graduated from the University of Kansas with a Bachelor of Arts in Mathematics and International Relations. She received her J.D. from Southern Illinois University.
      Janet S. Nicolson. Ms. Nicolson will be the Senior Vice President of Human Resources of Spirit Holdings. Since the beginning of 2006, she has served in this capacity for Spirit and is responsible for all aspects of human resources and labor relations. Prior to joining Spirit, Ms. Nicolson was a principal with Mercer Human Resource Consulting, one of the largest global Human Resources consulting firms, from January 2001 to December 2005. From 1998 to 2001, she served as Vice President Human Resources with Allied Worldwide, a global logistics and transportation company. Her corporate human resources experience includes executive and leadership positions with diverse organizations such as PepsiCo, SIRVA, North American Van Lines, Norfolk Southern Corporation and United Technologies. She holds a Bachelor of Science degree in Business from Concordia University and a Master’s degree in Human Resources from Pennsylvania State University.
      John Lewelling. Mr. Lewelling will be the Senior Vice President, Strategy and Information Technology of Spirit Holdings. Since February 2006, he has served in this capacity for Spirit. Prior to joining Spirit, Mr. Lewelling was the Chief Operating Officer of GVW Holdings from 2004 to 2006. Mr. Lewelling was a Managing Director with AlixPartners from 2002 to 2003. Prior to that, he was a Partner with AT Kearney from 1999 to 2002. Mr. Lewelling received his Bachelor of Science degree in Materials and Logistics Management with a dual focus in Industrial Engineering and Business from Michigan State University.
      Richard Buchanan. Mr. Buchanan will be the Vice President/General Manager of Fuselage Structures/Systems Business Unit of Spirit Holdings. Since the date of the Boeing Acquisition, he has served in this capacity for Spirit. Prior to the Boeing Acquisition, he was employed by Boeing for more than 20 years, all of which were spent at Boeing Wichita. During his tenure with Boeing, Mr. Buchanan held the positions of Director for SubAssembly/ Lot Time, Director for Light Structures, and the Director and Leader of B737 Structures Value Chain. Mr. Buchanan is a graduate of Friends University with a Bachelor of Science degree in Human Resource Management.
      Michael G. King. Mr. King will be the Vice President/General Manager of the Propulsion Structures and Systems Business Unit of Spirit Holdings. Since the date of the Boeing Acquisition, he has served in this capacity for Spirit. Prior to the Boeing Acquisition, Mr. King worked for Boeing for 24 years, from 1980 until 2005. From 1996 until 2002, he worked at Boeing’s Machining Fabrication Manufacturing Business Unit with responsibility for production of complex machined detail parts and assemblies for all commercial airplane models. In 2002, Mr. King became the director of the Strut, Nacelle and Composite Responsibility Center at Boeing. Mr. King earned an Associate of Arts degree from Butler County Community College. He completed his Bachelor of Science in Manufacturing Technology through Southwestern College and received a Mini-MBA through Wichita State University.
      Neil McManus. Mr. McManus is the Vice President and Managing Director of Spirit AeroSystems (Europe) Limited. Since the date of the BAE Acquisition, he has served in that capacity for Spirit Europe. Mr. McManus joined BAE Aerostructures in 1986 and was appointed Managing Director — Aerostructures in January 2003. Mr. McManus was educated at Loughborough University of Science and Technology, where he received his Bachelor of Science Honors Degree in Engineering Manufacturing and a diploma in Industrial Studies.
      Donald R. Carlisle. Mr. Carlisle will be the Vice President/General Manager of the AeroStructures Business Unit of Spirit Holdings. Since the date of the Boeing Acquisition, he has served in this capacity for Spirit and is responsible for the design and manufacture of major aerostructure products for commercial and military aerospace programs. Mr. Carlisle served as Managing Director of Boeing’s Tulsa and McAlester, Oklahoma plants from 2002 until the Boeing Acquisition. Prior to that assignment, he was managing director of Boeing’s Tulsa Division with responsibility for plants in Tennessee, Arkansas and Oklahoma. Mr. Carlisle has over 30 years of leadership experience in a wide range of aerospace business assignments with Cessna, Martin Marietta, Rockwell International and Boeing including production engineering, operations, product and business development, program management and sales and marketing for both government and commercial programs.

Key Employees
      Robert J. Waner. Mr. Waner, 65, will be the Senior Vice President and Chief Technology Officer of Spirit Holdings. Since the date of the Boeing Acquisition, he has served in these capacities for Spirit. Prior to the Boeing Acquisition, he spent 41 years with Boeing, during which time he was directly responsible for ensuring the technical performance and integrity of the following aircraft designs: B-52, KC-135, B727, B737, B747, B757, B767 and B777. Other assignments included program management of Weapon System Trainer, YC-14, Drones for Aerodynamic and Structural Test and Advanced Applications Common Strategic Rotary Launcher. From 2003 to 2005, Mr. Waner served as Vice President — Engineering & New Programs for Boeing Wichita, where he was responsible for all engineering activities associated with the Boeing Wichita’s commercial products. In addition, he was responsible for all new programs including the 787 platform. Mr. Waner received his M.S. in Aeronautical Engineering from Wichita State University and his B.S. in Aeronautical Engineering from the University of Kansas.
      Vernell Jackson. Mr. Jackson, 55, will be the Senior Vice President of Administration of Spirit Holdings. Since the date of the Boeing Acquisition, he has served in this capacity for Spirit. From September 2002 until the Boeing Acquisition, Mr. Jackson held the position of Vice President of Supply Chain Services in the Shared Services Group for Boeing, where he worked since 1974. He has held business and procurement management assignments in both the commercial and military sectors as well as in Shared Services. From May 2001 until September 2002, Mr. Jackson was Vice President-General Manager of the Shared Services Group at Boeing Wichita and was responsible for providing support services, including computing, telecommunication, security and fire protection, facilities, safety, non-production procurement and people-related services. Before joining Shared Services, Mr. Jackson served as Director of Material for Boeing Wichita. Prior to that assignment, he was Senior Manager of outside production for Commercial Airplanes Wichita Material, responsible for procurement of machined parts and other commodities. Mr. Jackson graduated cum laude from Wichita State University with a Bachelor of Arts degree in Psychology. He also holds a Master of Science degree in Business Management from Webster University in St. Louis, Missouri.

Directors
      Ivor (Ike) Evans. Mr. Evans became a director of Spirit on July 18, 2005. Mr. Evans has been an Operating Partner at Thayer Capital Partners since May 2005. Mr. Evans served as Vice Chairman of Union Pacific Corporation and Union Pacific Railroad from January 2004 through February 2005. From 1998 to 2004 he was President and Chief Operating Officer of Union Pacific Railroad. Prior to joining Union Pacific in 1998, Mr. Evans held senior management positions at Emerson Electric and Armtek Corporation. Mr. Evans serves on the Board of Directors of Textron Inc., Cooper Industries, Ltd. and ArvinMeritor, Inc. and serves as Chairman of the Board of Directors of Suntron Corporation.
      Paul Fulchino. Mr. Fulchino became a director of Spirit on October 15, 2005. Mr. Fulchino has served as Chairman, President and Chief Executive Officer of Aviall, Inc. since January 2000. Aviall, Inc. became a wholly-owned subsidiary of Boeing on September 20, 2006. From 1996 through 1999, Mr. Fulchino was President and Chief Operating Officer of B/E Aerospace, Inc., a leading supplier of aircraft cabin products and services. From 1990 to 1996, Mr. Fulchino served in the capacities of President and Vice Chairman of Mercer Management Consulting, Inc., an international general management consulting firm. Earlier in his career, Mr. Fulchino held various engineering positions at Raytheon Company.
      Richard Gephardt. Congressman Gephardt became a director of Spirit on July 18, 2005. Since June 2005, Congressman Gephardt has served as Senior Counsel at DLA Piper Rudnick Gray Cary. Congressman Gephardt was a member of the U.S. House of Representatives from 1977 to 2005. During that time, Congressman Gephardt served as the Majority and Minority Leader in the House of Representatives. Currently, Congressman Gephardt is an advisor to the Goldman Sachs Pension Practice. Congressman Gephardt serves on the Board of Directors of U.S. Steel.
      Robert Johnson. Mr. Johnson became Chairman of the board of directors of Spirit on July 18, 2005. On August 1, 2006, Mr. Johnson became the Chief Executive Officer of Dubai Aerospace Enterprise Ltd. Mr. Johnson was Chairman of Honeywell Aerospace in 2005 and from 2000 to 2004 he was its President and Chief Executive Officer. From 1994 to 1999 he served as AlliedSignal’s President of Marketing, Sales and Service, and as President of Electronic and Avionics, and earlier as Vice President of Aerospace Services. Prior to joining Honeywell in 1994, he held management positions at AAR Corporation for two years and General Electric Aircraft Engines for 24 years. Mr. Johnson serves on the Board of Directors of Phelps Dodge Corporation and Ariba and Roper.
      Ronald Kadish. Lt. General Kadish became a director of Spirit on July 18, 2005. Lt. General Kadish (retired) served over 34 years with the U.S. Air Force until he retired on September 1, 2004. During that time, General Kadish served as Director, Missile Defense Agency and Director, Ballistic Missile Defense Organization, both of the DoD. In addition, General Kadish served in senior program management capacities, including the F-16, C-17 and F-15 programs. Since February 15, 2005, he has served as a Vice President at Booz Allen Hamilton.
      Cornelius (Connie Mack) McGillicuddy, III. Senator Mack became a director of Spirit on July 18, 2005. Senator Mack was a member of the U.S. Senate from 1989 to 2001 and was a member of the U.S. House of Representatives from 1983 to 1989. From February 2001 to 2005, Senator Mack was Senior Policy Adviser at Shaw Pittman LLP. Since February 16, 2005, he has served as Senior Policy Advisor, Government Relations Practice at King & Spaulding LLP. In addition, he serves as Chairman of President Bush’s Advisory Panel on U.S. Federal Tax Reform, to which he was appointed on January 13, 2006. Senator Mack serves on the Board of Directors of Darden Restaurants, Genzyme Corporation, Moody’s Corporation Exact Sciences and Mutual of America Life Insurance Company.
      Seth Mersky. Mr. Mersky became a director of Spirit Holdings on February 7, 2005 and Spirit on December 20, 2004. Mr. Mersky has been a Vice President of Spirit Holdings since June 2006 and was President of Spirit Holdings from December 2004 through June 2006. Mr. Mersky has been a Managing Director of Onex Corporation since 1997. Prior to joining Onex, he was Senior Vice President, Corporate

Banking with The Bank of Nova Scotia for 13 years. Previously, he worked for Exxon Corporation as a tax accountant. Mr. Mersky serves on the Board of Directors of ClientLogic Corporation.
      Francis Raborn. Mr. Raborn became a director of Spirit on October 15, 2005. Until his retirement in 2005, Mr. Raborn served as Vice President and Chief Financial Officer of United Defense, L.P. since its formation in 1994 and as a director since 1997. Mr. Raborn joined FMC Corporation, or FMC, the predecessor of United Defense, L.P. in 1977 and held a variety of financial and accounting positions, including Controller of FMC’s Defense Systems Group from 1985 to 1993 and Controller of FMC’s Special Products Group from 1979 to 1985. Mr. Raborn serves on the Board of Directors of AxleTech International, Proxy Aviation Systems and BAE Systems AB.
      Nigel Wright. Mr. Wright became a director of Spirit Holdings on February 7, 2005 and Spirit on December 20, 2004. Mr. Wright has been a Vice President of Spirit Holdings since December 2004 and was Secretary and Treasurer of Spirit Holdings from December 2004 through June 2006. Mr. Wright is a Managing Director of Onex Corporation, which he joined in 1997. Prior to joining Onex, Mr. Wright was a Partner at the law firm of Davies, Ward & Beck for seven years, practicing mergers and acquisitions and securities law. Previously he worked for almost three years in the policy unit of the Canadian Prime Minister’s office. Mr. Wright serves on the Board of Directors of Res-Care, Inc.
      Except as described in this prospectus, there are no arrangements or understandings between any member of the board of directors or executive officer and any other person pursuant to which that person was elected or appointed to his or her position.
      Spirit Holdings’ board of directors has the power to appoint our executive officers. Each executive officer will hold office for the term determined by the board of directors and until such person’s successor is chosen or until such person’s death, resignation or removal.
      Robert Johnson will serve as Spirit Holdings’ Chairman. In that role, his primary responsibility is to preside over periodic executive sessions of Spirit Holdings’ board of directors in which management directors and other members of management do not participate, and he has the authority to call meetings of the non-management directors. The Chairman also chairs certain portions of board meetings and develops the agenda for board meetings. The Chairman will also perform other duties the board delegates from time to time to assist the board in fulfilling its responsibilities.
      There are no family relationships among any of our directors and executive officers.
Committees of the Board of Directors
      Upon completion of this offering, Spirit Holdings’ board of directors will consist of ten directors, five of whom will qualify as “independent” according to the rules and regulations of the SEC and the NYSE. Prior to the completion of this offering, Spirit Holdings’ board of directors will establish an audit committee, a compensation committee, a corporate governance and nominating committee and a government security committee. The composition, duties and responsibilities of these committees are set forth below. Committee members will hold office for a term of one year.
      Audit Committee. The audit committee is responsible for (1) selecting the independent auditor, (2) approving the overall scope of the audit, (3) assisting the board of directors in monitoring the integrity of our financial statements, the independent accountant’s qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing our independent auditor’s report describing the auditing firms’ internal quality-control procedures, and any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and management’s response thereto, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time and (12) reporting regularly to the full board of directors.
      Upon completion of this offering, Spirit Holdings’ audit committee will consist of Messrs. Raborn, Evans and Johnson, with Mr. Raborn serving as chairman of the committee. All of the committee members have been determined to be independent and Mr. Raborn has been determined to be an “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K.
      Compensation Committee. The compensation committee’s responsibilities include: (1) developing a competitive compensation philosophy and strategy for our executives, (2) reviewing and approving goals and objectives for the chief executive officer, (3) reviewing and approving the evaluation process and compensation structure of Spirit Holdings’ officers, (4) reviewing and approving employment contracts and other similar arrangements between us and Spirit Holdings’ executive officers, (5) recommending to Spirit Holdings’ board of directors any incentive plan, including equity-based plans, (6) administration of incentive compensation plans, including the granting of awards under equity-based plans and (7) such other matters that are specifically delegated to the compensation committee by the board of directors from time to time.
      Upon completion of this offering, Spirit Holdings’ compensation committee will consist of Messrs. Mersky, Fulchino and Johnson, with Mr. Mersky serving as chairman.
      Corporate Governance and Nominating Committee. Spirit Holdings’ corporate governance and nominating committee’s purpose is to assist Spirit Holdings’ board of directors by identifying individuals qualified to become members of the board consistent with the criteria set by Spirit Holdings’ board and to develop our corporate governance principles. This committee’s responsibilities include: (1) evaluating the composition, size and governance of Spirit Holdings’ board of directors and its committees and making recommendations regarding future planning and the appointment of directors to Spirit Holdings’ committees, (2) establishing a policy for considering stockholder nominees for election to Spirit Holdings’ board of directors, (3) recommending ways to enhance communications and relations with Spirit Holdings’ stockholders, (4) evaluating and recommending candidates for election to Spirit Holdings’ board of directors, (5) overseeing Spirit Holdings’ board of directors’ performance and self-evaluation process and developing continuing education programs for Spirit Holdings’ directors, (6) reviewing our corporate governance principles and providing recommendations to the board of directors regarding possible changes, and (7) reviewing and monitoring compliance with our code of ethics and our insider trading policy.
      Upon completion of this offering, Spirit Holdings’ corporate governance and nominating committee will consist of Messrs. Wright, Fulchino, Gephardt and Kadish, with Mr. Wright serving as chairman.
      Government Security Committee. In accordance with the requirements of Spirit’s Special Security Agreement, Spirit Holdings’ Government Security Committee will be comprised of cleared U.S. resident citizen Outside Director and Officer/ Director members of Spirit Holdings’ board. The committee is responsible to ensure that we maintain policies and procedures to safeguard the classified and export-controlled information in our possession, and to ensure that we comply with our industrial security agreements and obligations, U.S. export control laws and regulations, and the National Industrial Security Program.
      Upon completion of this offering, Spirit Holdings’ government security committee will consist of Messrs. Kadish, Turner, Evans, Johnson, Mack and Raborn, with Mr. Kadish serving as chairman.
      Other Committees. Spirit Holdings’ board of directors may establish other committees as it deems necessary or appropriate from time to time.
      Following the consummation of this offering, Spirit Holdings will be deemed to be a “controlled company” under the rules of the NYSE, and Spirit Holdings will qualify for, and intend to rely upon, the “controlled company” exception to the board of directors and committee composition requirements under the rules of the NYSE. Pursuant to this exception, Spirit Holdings will be exempt from the rules that would otherwise require that Spirit Holdings’ board of directors be comprised of a majority of “independent directors” and that Spirit Holdings’ executive compensation and corporate governance and nominating committees be comprised solely of “independent directors,” as defined under the rules of the NYSE. The “controlled company” exception does not modify the independence requirements for the audit committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act of 2002 and the NYSE rules, which require that Spirit Holdings’ audit committee be comprised of independent directors exclusively. Upon completion of this offering, Spirit Holdings’ board of directors will consist of ten directors, five of whom will qualify as “independent.” In addition, Spirit Holdings’ compensation and corporate governance and nominating committees will not be comprised solely of “independent directors.”
Compensation Committee Interlocks and Insider Participation
      The compensation arrangements for Spirit Holdings’ Chief Executive Officer and one of Spirit Holdings’ other named executive officers were established pursuant to the terms of the respective employment agreements between Spirit Holdings and such executive officer. The terms of the employment agreements were established pursuant to arms-length negotiations between our representative and each such executive officer.
      None of Spirit Holdings’ executive officers served during fiscal 2005 or currently serves, and we anticipate that none will serve, as a member of the board of directors or compensation committee of any entity (other than us) that has one or more executive officers that serves on Spirit Holdings’ board of directors or compensation committee. Messrs. Mersky and Wright, each of whom will no longer be executive officers of Spirit Holdings upon completion of the offering, served as members of Spirit’s compensation committee prior to this offering.
Director Compensation
      Following this offering, directors who are not employees of Spirit Holdings will receive an annual cash payment of $75,000, payable annually, $5,000 for each board meeting attended in person, and $2,000 for each audit committee meeting attended in person or via conference call. The chairman of the audit committee and the government security committee will receive an additional $15,000 and $5,000, respectively. On December 15, 2005, Spirit Holdings granted to each of Messrs. Evans, Fulchino, Gephardt, Johnson, Kadish, Mack and Raborn 45,000 shares of class B common stock. See “— Benefit Plans — Director Stock Plan.” All directors are reimbursed for their out-of-pocket expenses incurred in connection with such services.
      As long as the intercompany agreement, dated as June 30, 2005, or the Intercompany Agreement, between Spirit and Onex Manager, a wholly-owned subsidiary of Onex, remains in effect, Messrs. Mersky and Wright will not receive any compensation in connection with their service as members of the board of directors, other than reimbursement of out-of-pocket expenses incurred in connection with such service. The parties intend to terminate the Intercompany Agreement upon consummation of this offering and from and after such time, Spirit Holdings will pay to Onex Partners Advisor LP any fees or other payments that would otherwise be payable to Mr. Mersky or Mr. Wright on the same basis as Spirit Holdings’ other non-employee directors.

Executive Compensation
      The following table sets forth the compensation of Spirit Holdings’ chief executive officer and the four other most highly compensated executive officers earned during fiscal 2005. We refer to these officers as our named executive officers.
Summary Compensation Table

	Annual Compensation							Restricted
						Other Annual		Stock
Name and Principal Position(1)	Year	Salary(2)		Bonus(3)		Compensation(4)		Awards(5)

Jeffrey L. Turner	2005	$142,885		$771,542	(6)	$2,446,498	(7)	$15,787,090	(8)
Chief Executive Officer
Ulrich (Rick) Schmidt	2005	$133,077	(9)	$276,210	(10)	$6,555,500	(11)	$13,804,569	(12)
Executive Vice President and Chief Financial Officer
Ronald C. Brunton	2005	$94,443		$388,887	(13)	$656,181	(14)	$4,239,791	(15)
Executive Vice President and Chief Operating Officer
Donald R. Carlisle	2005	$80,502		$346,602	(16)	$385,826	(17)	$2,455,588	(18)
Vice President/General Manager of the Aerostructures Business Unit
Michael G. King	2005	$77,681		$243,217	(19)	$328,091	(20)	$2,117,217	(21)
Vice President/General Manager of the Propulsion Structures and Systems Business Unit

(1)	Represents each person’s principal position with Spirit in fiscal 2005.

(2)	Represents base salary received from June 17, 2005 through December 29, 2005.

(3)	Bonus information reflects amounts earned in the fiscal year ended December 29, 2005, although such amounts may have been paid in the first quarter of 2006.

(4)	In accordance with the rules of the SEC, other annual compensation disclosed in this table does not include various perquisites and other personal benefits received by a named executive officer that, in the aggregate, do not exceed the lesser of $50,000 or 10% of such officer’s total annual salary and bonus disclosed in this table.

(5)	Restricted stock awards granted in accordance with our Short Term Incentive Plan, Long-Term Incentive Plan and Executive Incentive Plan will be paid to plan participants only at the time and to the extent they acquire an interest in such shares. See “Benefit Plans.”

(6)	Represents a (a) $200,000 discretionary cash bonus and (b) $571,542 cash payment under our Cash Incentive Plan.

(7)	Includes $2,432,769 representing the dollar value of the difference between the price paid by Mr. Turner for 228,675 units of phantom stock (converted from his Supplemental Employee Retirement Plan balance) and 131,325 shares of class B common stock, and the fair market value of such shares at the date of purchase.

(8)	Represents (a) 74,550 shares of class B common stock with a value on the date of grant of $1,256,012 that are scheduled to vest on February 17, 2007 in accordance with our Long-Term Incentive Plan and (b) 1,440,000 shares of class B common stock with a value on the date of grant of $14,531,078 that may vest upon the occurrence of certain liquidity events in accordance with our Executive Incentive Plan.

(9)	Mr. Schmidt became an Executive Vice President and Chief Financial Officer on September 12, 2005.

(10)	Represents a (a) $50,000 discretionary cash bonus and (b) $226,210 cash payment under our Short Term Incentive Plan.

(11)	Includes (a) $2,326,868 representing the dollar value of the difference between the price paid by Mr. Schmidt for 300,000 shares of class B common stock and the fair market value of such shares at the date of purchase; (b) a one-time cash payment to Mr. Schmidt of which $1,717,365 was paid in September 2005 and $2,382,635 was paid in January 2006 in lieu of foregone executive compensation from The Goodrich Corporation, his former employer; and (c) costs associated with the executive’s relocation to Wichita, Kansas.

(12)	Represents (a) 29,505 shares of class B common stock with a value on the date of grant of $497,098 that are scheduled to vest on February 17, 2007 in accordance with our Short Term Incentive Plan and (b) 1,200,000 shares of class B common stock with a value on the date of grant of $13,307,471 that may vest upon the occurrence of certain liquidity events in accordance with our Executive Incentive Plan.

(13)	Represents a (a) $200,000 discretionary cash bonus and (b) $188,887 cash payment under our Short Term Incentive Plan.

(14)	Represents the dollar value of the difference between the price paid by Mr. Brunton for 90,000 shares of class B common stock and the fair market value of such shares at the date of purchase.

(15)	Represents (a) 24,636 shares of class B common stock with a value on the date of grant of $415,065 that are scheduled to vest on February 17, 2007 in accordance with our Short Term Incentive Plan and (b) 360,000 shares of class B common stock with a value on the date of grant of $3,824,726 that may vest upon the occurrence of certain liquidity events in accordance with our Executive Incentive Plan.

(16)	Represents a (a) $250,000 discretionary cash bonus and (b) $96,602 cash payment under our Short Term Incentive Plan.

(17)	Represents the dollar value of the difference between the price paid by Mr. Carlisle for 28,200 units of phantom stock (converted from his Supplemental Employee Retirement Plan balance) and 24,300 shares of class B common stock, and the fair market value of such shares at the date of purchase.

(18)	Represents (a) 12,600 shares of class B common stock with a value on the date of grant of $212,284 that are scheduled to vest on February 17, 2007 in accordance with our Short Term Incentive Plan and (b) 210,000 shares of class B common stock with a value on the date of grant of $2,243,305 that may vest upon the occurrence of certain liquidity events in accordance with our Executive Incentive Plan.

(19)	Represents a (a) $150,000 discretionary cash bonus and (b) $93,217 cash payment under our Short Term Incentive Plan.

(20)	Represents the dollar value of the difference between the price paid by Mr. King for 33,537 units of phantom stock (converted from his Supplemental Employee Retirement Plan balance) and 11,463 shares of class B common stock, and the fair market value of such shares at the date of purchase.

(21)	Represents (a) 12,159 shares of class B common stock with a value on the date of grant of $204,854 that are scheduled to vest on February 17, 2007 in accordance with our Short Term Incentive Plan and (b) 180,000 shares of class B common stock with a value on the date of grant of $1,912,363 that may vest upon the occurrence of certain liquidity events in accordance with our Executive Incentive Plan.

Option Grants and Stock Awards
      Spirit Holdings did not grant any stock options to the named executive officers in fiscal 2005.
      On June 17, 2005, Spirit Holdings granted 1,034,700 shares of class B common stock to Mr. Turner.
      On July 18, 2005, Spirit Holdings granted 360,000 shares of class B common stock to Mr. Brunton and 180,000 shares of class B common stock to each of Messrs. Carlisle and King pursuant to Spirit Holdings’ Executive Incentive Plan.

      On August 1, 2005, Spirit Holdings granted an additional 405,300 shares of class B common stock to Mr. Turner and 30,000 shares of class B common stock to Mr. Carlisle pursuant to Spirit Holdings’ Executive Incentive Plan.
      In September 2005, Spirit Holdings granted 1,200,000 shares of class B common stock to Mr. Schmidt pursuant to Spirit Holdings’ Executive Incentive Plan.
      The grants listed above include shares which are subject to vesting requirements under our Executive Incentive Plan.
      The grants of stock awards in fiscal 2005 to our named executive officers that are described above are the same grants of stock awards set forth in the Summary Compensation Table above.
Employment Agreements
      We have entered into employment agreements with Messrs. Turner and Schmidt, effective as of June 16, 2005 and August 3, 2005, respectively. The employment agreements of Messrs. Turner and Schmidt have terms of three years, and renew automatically for successive one-year periods, unless terminated by either party. Mr. Turner’s annual base salary is $263,400 and Mr. Schmidt’s annual base salary is $432,500, in each case, subject to annual review by the Spirit board of directors. Each of Messrs. Turner and Schmidt is also entitled to receive an annual performance bonus in cash or our common stock if certain annual performance and operating threshold or target incentives are achieved by Spirit, pursuant to the terms of the Short Term Incentive Plan. See “Management — Benefit Plans.” For the first year of Messrs. Turner’s and Schmidt’s employment, Mr. Turner would receive 80% of his base salary if threshold performance levels are achieved, and Messrs. Turner and Schmidt would receive 400% and 160%, respectively, of their respective base salaries if target performance levels are achieved, and 800% and 320%, respectively, of their respective base salaries if Spirit achieves certain goals. Half of such bonuses would be paid in cash and half in Spirit Holdings’ common stock. As an additional benefit, Mr. Schmidt also received reimbursement of relocation expenses, including a one-time cash payment equal to approximately $72,000 for miscellaneous relocation expenses and payment of all taxes associated with receipt of relocation expenses, and cash payments totalling approximately $4.2 million, in consideration of foregone executive compensation benefits from The Goodrich Corporation, his former employer.
      Pursuant to the employment agreements of Messrs. Turner and Schmidt, each was required to invest at least $500,000 and $1,000,000, respectively, in Spirit Holdings, either in cash or by election under our Supplemental Executive Retirement Plan, or SERP. We matched their investments on a 4-to-1 basis in accordance with the Executive Incentive Plan.
      If Mr. Turner’s or Mr. Schmidt’s employment agreement expires without renewal, we will continue to pay such executive’s salary and his bonus under the Short Term Incentive Plan and provide his medical benefits for the longer of (1) the 12-month period following the termination of his employment and (2) the period for which he is subject to the non-competition provision under the employment agreement, as described below. In addition, if Mr. Schmidt’s employment agreement expires without renewal, he will receive an interest in all shares previously granted to him under the Short Term Incentive Plan in which he has not previously acquired an interest. If we terminate Mr. Turner’s or Mr. Schmidt’s employment for any reason other than cause and as long as such executive is not in breach of the non-competition and confidentiality covenants in the employment agreement, we will pay such executive the compensation described in the prior two sentences (including medical benefits for up to two years and in the case of Mr. Schmidt, salary and bonus under the Short Term Incentive Plan for two years following termination), and he may also receive more favorable vesting under the Executive Incentive Plan in certain circumstances. In addition, if Mr. Schmidt is terminated without cause, he will receive an interest in all shares previously granted to him under the Short Term Incentive Plan in which he has not yet acquired an interest. If Mr. Turner or Mr. Schmidt voluntarily terminates his employment, we will pay such executive 50% of a prorated portion of the bonus which he would have received under the Short Term Incentive Plan for the year in which he terminated his employment. If Mr. Turner’s or Mr. Schmidt’s employment is terminated by reason of such executive’s disability, such executive will be entitled to continued

payments of salary and certain fringe benefits until such time as he reaches the age of 65 or until he commences full-time employment in an executive position with another employer, if earlier. In addition, If Mr. Schmidt’s employment is terminated by reason of Mr. Schmidt’s disability, Mr. Schmidt will receive an interest in all shares previously granted to Mr. Schmidt under the Short Term Incentive Plan in which he has not yet acquired an interest and may also receive more favorable vesting under the Executive Incentive Plan in certain circumstances. If Mr. Turner’s or Mr. Schmidt’s employment is terminated as a result of such executive’s death, his designated beneficiary will be entitled to payments of salary for the remaining term of the employment agreement and a prorated portion of his bonus under the Short Term Incentive Plan for the year in which his employment terminated, and one additional year at target incentive levels, and may also receive more favorable vesting under the Executive Incentive Plan in certain circumstances. In addition, if Mr. Schmidt’s employment is terminated as a result of his death, his beneficiary will receive an interest in all shares previously granted to Mr. Schmidt under the Short Term Incentive Plan.
      In addition to Mr. Schmidt’s rights upon termination, in the event that his employment is terminated due to expiration of his employment agreement without renewal, by Spirit without cause, or due to disability or death, Mr. Schmidt or his beneficiary, as the case may be, will have the option to sell to Spirit Holdings and Spirit Holdings will have the option to buy from Mr. Schmidt or his beneficiary, as the case may be, in each case for 180 days following termination of employment, all or any portion of the shares of our common stock held by Mr. Schmidt at that time (not including any shares granted under the Executive Incentive Plan in which he has not then acquired an interest) at a price equal to the fair market value (as defined in his employment agreement) of the shares.
      Spirit’s employment agreements with Messrs. Turner and Schmidt include confidentiality restrictions during and after the term of the agreement and non-competition, non-solicitation and non-hire provisions during the term of the agreement and for two years thereafter, unless we agree with such executive to shorten that period.
Benefit Plans
      We have adopted various incentive plans to strengthen our ability to retain and motivate quality and talented management and employees.

Executive Incentive Plan
      We adopted our executive incentive plan in connection with the Boeing Acquisition. The plan is intended to provide certain executive employees with the opportunity to acquire shares in Spirit Holdings through cash purchases and to provide long-term equity compensation benefits in the form of grants of shares of our class B common stock, or Restricted Shares. Under the plan, our named executive officers and other members of management have purchased an aggregate of 1,532,919 shares of our class B common stock and have received grants of an aggregate of 9,392,652 Restricted Shares. For each share purchased under the plan, we have granted the purchaser four Restricted Shares. In addition, for each Unit acquired under our SERP, we granted four Restricted Shares to the SERP participant. See “— Supplemental Executive Retirement Plan” and “Certain Relationships and Related Party Transactions — Issuance of Shares.”
      Recipients of grants of shares of class B common stock under the plan generally acquire an interest in these shares only upon certain liquidity events specified under the plan in which the Onex entities liquidate a portion of their investment in the company. Upon such a liquidity event, recipients may receive an interest in all or a portion of the shares granted to them, which portion will be determined based on the portion of the Onex entities’ investment liquidated, the return on the Onex entities’ investment and the recipient’s period of service with us if no longer employed with us. If the liquidity event is a change in control (as defined in the plan), recipients may receive an interest in all remaining shares granted to them. In addition, recipients may receive an interest in granted shares on June 16, 2015 if no change in control has occurred by then.

      In the event a dividend is declared on shares of our class B common stock, dividends on the Restricted Shares will be paid to plan participants only at the time and to the extent they acquire an interest in such Restricted Shares. A stockholder under the plan does not have the rights of a stockholder with respect to any Restricted Shares unless and until the stockholder acquires such an interest in such Restricted Shares.
      The shares of class B common stock held by these investors, including our named executive officers, are governed by an investor stockholders agreement. This agreement contains restrictions on transfer of the equity. See “Description of Capital Stock — Investor Stockholders Agreement.”
      As a result of this offering, which will constitute a liquidity event under the terms of the Executive Incentive Plan, plan participants will acquire an interest in 3,175,753 Restricted Shares, assuming no exercise of the underwriters’ overallotment option.

Supplemental Executive Retirement Plan
      We also adopted our supplemental executive retirement plan, or SERP, in connection with the Boeing Acquisition. Under the terms of the SERP, our named executive officers and other members of management participate in a nonqualified deferred compensation plan. Our SERP is intended to provide incentive and deferred compensation benefits to those of our named executive officers and certain other members of management that previously participated in Boeing’s Supplemental Executive Retirement Plan for Employees of the Boeing Company, or Boeing’s SERP, prior to the Boeing Acquisition.
      A participant in our SERP is entitled to receive, in the form of a traditional annuity-type SERP benefit, payment of such participant’s entire benefit previously accrued under Boeing’s SERP, subject to certain reductions. Additionally, participants were given the right to convert all or a portion of their accrued Boeing SERP benefit into units of our phantom stock, or the Units, in increments of $3.33.
      Holders of Units will not be entitled to receive any payments, including on account of dividends or other distributions paid with respect to shares of class B common stock, until the occurrence of a specified liquidity event. However, if the liquidity event is something other than a change in control (as defined in the plan) and the participant continues to be employed after the liquidity event, under IRS rules, we are required to delay payment until a later change in control or separation from service.
      Generally, one Unit is valued for payment purposes at the value of one share of class B common stock on or about the payment date, as determined by Spirit Holdings’ board of directors in accordance with the SERP, plus an amount equal to any and all dividends (other than stock dividends) paid with respect to a share of class B common stock through the date of payment. Any payment on account of units may be made in cash and/or shares of class B common stock at our sole discretion.

Short Term Incentive Plan
      We adopted our short term incentive plan to provide certain executive employees with the opportunity to acquire incentive benefits, in the form of cash or Restricted Shares, or a combination of both. We have granted rights to approximately 390,393 Restricted Shares in the form of class B common stock and made aggregate cash payments of approximately $3.2 million. In each calendar year, Spirit Holdings’ board of directors or a committee established to administer the plan, in its sole discretion, will establish certain performance targets or goals and corresponding incentive benefits for our named executive officers and other members of management.
      Recipients of grants of Restricted Shares under the plan will acquire an interest in these shares only after completing one year of continuous employment with Spirit after the date such Restricted Shares were granted. However, participants in the plan who are entitled to receive cash payments, will receive a lump sum cash payment no later than 2 1/2 months after the end of such year, subject to a timely election to defer payment of all or a portion of such benefits in accordance with our Deferred Compensation Plan. In its sole discretion, Spirit Holdings’ board of directors or such designated committee may increase the number of Restricted Shares or decrease the period of employment required for a participant to acquire an interest in such Restricted Shares or receive such cash payment. In the event of a participant’s death, payment of any remaining amounts will be made to the participant’s beneficiary. Spirit Holdings’ board of directors or such designated committee has the discretion to discontinue or terminate this plan in whole or in part at any time.
      In the event a dividend is declared on shares of our class B common stock, dividends on the Restricted Shares will be cumulated and paid to plan participants only at the time and to the extent they acquire an interest in such Restricted Shares. A stockholder under the plan does not have the rights of a stockholder with respect to any Restricted Shares unless and until the stockholder acquires such an interest in such Restricted Shares. However, the Restricted Shares issued under the plan and the class B common stock issued after the one-year period has lapsed are subject to the restrictions on transfer of equity set forth in our Investor Stockholders Agreement. See “Description of Capital Stock — Investor Stockholders Agreement.”

Long-Term Incentive Plan
      We adopted our long-term incentive plan to provide certain executive employees with the opportunity to acquire benefits, in the form of Restricted Shares. We have granted rights to 74,550 Restricted Shares in the form of class B common stock. In each calendar year, Spirit Holdings’ board of directors or a committee established to administer the plan, in its sole discretion, will establish certain performance targets or goals, expressed as a percentage of annual salary, and corresponding grants of Restricted Shares for certain of our named executive officers.
      Recipients of grants of Restricted Shares under the plan will acquire an interest in these shares only after completing one year of continuous employment with Spirit after the date such Restricted Shares were granted. In its sole discretion, Spirit Holdings’ board of directors or such designated committee may increase the number of Restricted Shares or decrease the period of employment required for a participant to acquire an interest in such Restricted Shares. Spirit Holdings’ board of directors or such designated committee has the discretion to discontinue or terminate this plan in whole or in part at any time.
      In the event a dividend is declared on shares of our class B common stock, dividends on the Restricted Shares will be cumulated and paid to plan participants only at the time and to the extent they acquire an interest in such Restricted Shares. A stockholder under the plan does not have the rights of a stockholder with respect to any Restricted Shares unless and until the stockholder acquires such an interest in such Restricted Shares. However, the Restricted Shares issued under the plan and the class B common stock issued after the time period has lapsed are subject to the restrictions on transfer of equity set forth in our Investor Stockholders Agreement. See “Description of Capital Stock — Investor Stockholders Agreement.”

Cash Incentive Plan
      We adopted our short-term incentive plan to provide certain executive employees with the opportunity to receive incentive benefits in the form of cash. Since inception, we have made aggregate cash payments of approximately $570,000 under the plan. In each calendar year, Spirit Holdings’ board of directors or a committee established to administer the plan, in its sole discretion, will establish certain performance targets or goals, expressed as a percentage of annual salary, and corresponding incentive benefits for our named executive officers and other members of management who participate in the plan.
      Participants in the plan will receive a lump sum cash payment no later than 2 1/2 months after the end of the year to which such payment relates, subject to a timely election to defer payment of all or a portion of such benefits in accordance with our Deferred Compensation Plan. In its sole discretion, Spirit Holdings’ board of directors or such designated committee may determine that a participant is entitled to receive additional cash incentive payments. In the event of a participant’s death, payment of any remaining amounts will be made to the participant’s beneficiary. Spirit Holdings’ board of directors or such designated committee has the discretion to discontinue or terminate this plan in whole or in part at any time.

Director Stock Plan
      We adopted our director stock plan to provide certain non-employee directors with the opportunity to acquire equity in Spirit Holdings through grants of our class B common stock, or Restricted Shares. Under the plan since inception, our non-employee directors have received grants of an aggregate of 390,000 Restricted Shares.
      Recipients of grants of shares of class B common stock under the plan generally acquire an interest in these shares only upon certain liquidity events specified under the plan in which the Onex entities liquidate a portion of their investment in the company. If, upon such a liquidity event, the Onex entities have received a positive return on the portion of their investment in the company that they have theretofore liquidated, recipients will receive an interest in all or a portion of the Restricted Shares granted to them, which portion will be determined based on the portion of the Onex entities’ investment liquidated. Recipients will also acquire an interest in all of the Restricted Shares granted to them if at any time following this offering, the Onex entities have received a positive return on their investment based on amounts actually received in respect of shares and the market value of any shares which they continue to hold. In addition, recipients may receive an interest in Restricted Shares on June 16, 2015, if there remain outstanding any Restricted Shares in which they have not acquired an interest. Upon ceasing to serve as a director, a recipient will forfeit any Restricted Shares which were granted to him within the one year period prior to his ceasing to serve as a director and in which he has not theretofore acquired an interest. Former directors will also forfeit any Restricted Shares in which they have not acquired an interest within five years of ceasing to serve as a director.
      In the event a dividend is declared on shares of our class B common stock, dividends on the Restricted Shares will be cumulated and paid to plan participants only at the time and to the extent they acquire an interest in such Restricted Shares. A stockholder under the plan does not have the rights of a stockholder with respect to any Restricted Shares unless and until the stockholder acquires such an interest in such Restricted Shares.
      The 390,000 shares of class B common stock held by the non-employee directors under the Director Stock Plan are governed by an investor stockholders agreement. This agreement contains restrictions on transfer of the equity. See “Description of Capital Stock — Investor Stockholders Agreement.”
      As a result of this offering, plan participants will acquire an interest in all 390,000 of the Restricted Shares granted under the Director Stock Plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
      Since Spirit Holdings’ inception we have not engaged in any transactions valued in excess of $60,000 with any of our executive officers, directors or holders of more than 5% of our outstanding voting securities, other than the transactions described below.
The Boeing Acquisition
      On June 16, 2005, Spirit completed its acquisition of Boeing Wichita pursuant to the Boeing Acquisition. At closing, Spirit paid a cash purchase price of approximately $904 million. The Boeing Acquisition was financed by an equity investment of $375.0 million and borrowings of $700 million under the senior secured credit facilities to pay the purchase price, transaction fees and working capital. In addition, we paid Onex Manager $5.0 million in 2005 in connection with investment banking and financial advisory services and $12.6 million as reimbursement for related expenses incurred by it. See “The Transactions — The Boeing Acquisition.”
Intercompany Agreement
      Spirit is a party to the Intercompany Agreement. In exchange for an annual service fee of $3.0 million, Onex Manager provides us with corporate finance and strategic planning consulting services. However, for the 12 and one-half months ended June 29, 2006, Onex Manager has agreed to accept $2.0 million in full satisfaction of payment for such services. We also agreed to reimburse Onex Manager for out-of-pocket expenses incurred in connection with the provision of services pursuant to the agreement. We paid $900,000 for such expenses for the 12 and one-half months ended June 29, 2006 related in part to the BAE Acquisition. The Intercompany Agreement has an initial term of eight years, and, subject to the approval of our Government Security Committee, renews automatically for one-year periods unless terminated by written agreement of both parties or Onex Manager, or unless any of its affiliates no longer holds more than 5% of our outstanding shares of common stock. The parties intend to terminate the Intercompany Agreement upon consummation of this offering.
Aviall Distribution Agreement
      On September 18, 2006, Spirit entered into a distribution agreement with Aviall, a wholly-owned subsidiary of Aviall, Inc. Aviall is a provider of global parts distribution and supply chain services for the aerospace industry. Spirit appointed Aviall as its exclusive distributor to sell, market and otherwise distribute certain aftermarket products worldwide, excluding the United States and Canada. The contract extends until September 18, 2011 and automatically renews on an annual basis thereafter unless terminated by either party. Mr. Fulchino, the president and chief executive officer of Aviall, Inc. will be a member of our board of directors upon consummation of this offering. In September 2006, Aviall, Inc. was acquired by Boeing.
Issuance of Shares
      The following table summarizes the purchases and grants of shares of our class A and class B common stock by our directors, executive officers and holders who beneficially own more than 5% of our outstanding voting securities.

	Number and Type	Aggregate
Name	of Shares	Purchase Price	Date(s) of Purchase

5% Holders
Onex Corporation(1)	112,500,000 shares of class B common stock	$375,000,000	June 16, 2005
Onex Partners LP	63,164,653 shares of class B common stock	$210,548,841	June 16, 2005
Onex American Holdings II LLC(2)	45,545,913 shares of class B common stock	$151,819,709	June 16, 2005
Wind Executive Investco LLC(2)	2,807,304 shares of class B common stock	$9,357,679	June 16, 2005
Onex U.S. Principals LP(2)	982,131 shares of class B common stock	$3,273,771	June 16, 2005

			Aggregate Value
	Number and Type	Aggregate	of Shares
Name	of Shares(3)	Purchase Price	upon Issuance(4)	Dates of Issuance

Executive Officers
Jeffrey Turner	1,645,875 shares of class B	$437,750	$17,196,526	June 17, 2005
	common stock			August 1, 2006
				February 17, 2006
Rick Schmidt	1,529,505 shares of class B	$1,000,000	$17,131,436	August 3, 2005
	common stock			February 17, 2006
Ronald C. Brunton	474,636 shares of class B	$300,000	$5,195,972	July 18, 2005
	common stock			February 17, 2006
H. David Walker	315,651 shares of class B	$200,000	$3,948,270	September 13, 2005
	common stock			February 17, 2006
Gloria Farha Flentje	222,042 shares of class B	$109,780	$2,446,249	July 18, 2005
	common stock			August 1, 2005
				February 17, 2006
Janet S. Nicolson	300,000 shares of class B common stock	$200,000	$4,626,860	December 30, 2005
John Lewelling	450,000 shares of class B common stock	$300,000	$7,620,823	February 20, 2006
Richard Buchanan	162,642 shares of class B	$100,000	$1,806,627	July 18, 2005
	common stock			February 17, 2006
Michael King	203,622 shares of class B	$38,210	$2,239,002	July 18, 2005
	common stock			February 17, 2006
Neil McManus	90,750 shares of class B common stock	$139,150	$1,961,784	July 31, 2006
Donald Carlisle	246,900 shares of class B	$81,000	$2,716,811	July 18, 2005
	common stock			August 1, 2005
				February 17, 2006

Non-Officer Directors
Ivor Evans	45,000 shares of class B common stock	—	$674,398	December 15, 2005
Paul Fulchino	45,000 shares of class B common stock	—	$674,398	December 15, 2005
Richard Gephardt	120,000 shares of class B common stock	—	$1,798,395	December 15, 2005
Robert Johnson	45,000 shares of class B common stock	—	$674,398	December 15, 2005
Ronald Kadish	45,000 shares of class B common stock	—	$674,398	December 15, 2005
Connie Mack, III	45,000 shares of class B common stock	—	$674,398	December 15, 2005
Seth Mersky(5)	88,605 shares of class B common stock	$295,350	$295,350	June 16, 2005
Francis Raborn	45,000 shares of class B common stock	—	$674,398	December 15, 2005
Nigel Wright(6)	122,018 shares of class B common stock	$406,725	$406,725	June 16, 2005

(1)	Includes the following: (i) 63,164,652 shares of class B common stock issued to Onex Partners LP; (ii) 45,545,913 shares of class B common stock issued to Onex American Holdings II LLC; (iii) 2,807,304 shares of class B common stock issued to Wind Executive Investco LLC; and (iv) 982,131 shares of class B common stock issued to Onex U.S. Principals LP. Onex Corporation may be deemed to own beneficially the shares of class B common stock held by (a) Onex Partners LP, through Onex’ ownership of all of the common stock of Onex Partners GP, Inc., the general partner of Onex Partners GP LP, the general partner of Onex Partners LP; (b) Onex American Holdings II LLC, through Onex’ ownership of all of the equity of Onex American Holdings II LLC; (c) Wind Executive Investco LLC, through Onex’ ownership of Onex American Holdings II LLC which owns all of the voting power of Wind Executive Investco LLC; and (d) Onex U.S. Principals LP through Onex’ ownership of all of the equity of Onex American Holdings GP LLC, the general partner of Onex U.S. Principals LP.

(2)	On August 3, 2005 Onex Spirit Co-Invest LP acquired (i) 15,678,637 shares of class B common stock from Onex American Holdings II LLC (ii) 966,381 shares of class B common stock from Wind Executive Investco LLC and (iii) 338,087 shares of class B common stock from Onex U.S. Principals LP.

(3)	Includes shares of class B common stock which are subject to vesting requirements under our benefit plans.

(4)	As determined in accordance with SFAS No. 123(R).

(5)	Represents 88,605 shares of class B common stock owned by Onex Partners LP which may be deemed beneficially owned by Mr. Mersky by reason of his pecuniary interest in Onex Partners LP.

(6)	Represents 122,018 shares of class B common stock owned by Onex Partners LP which may be deemed beneficially owned by Mr. Wright by reason of his pecuniary interest in Onex Partners LP.

Issuance of Phantom Stock Units
      The following table summarizes the issuances of Units to certain of Spirit Holdings’ executive officers upon conversion of their accrued Boeing SERP benefit pursuant to our SERP:

		Aggregate
Name	Number of Units	Conversion Price(1)	Date of Conversion

Jeffrey L. Turner	228,675	$3.33	6/17/05

Donald R. Carlisle	28,200	$3.33	7/15/05

Michael G. King	33,537	$3.33	7/15/05

Gloria Farha Flentje	12,066	$3.33	7/15/05

(1)	Value of accrued Boeing SERP benefit converted into Units.
      For a description of rights associated with the Units, see “Management — Benefit Plans — Supplemental Executive Retirement Plan.”
Employment Agreements and Indemnification Agreements
      We have an employment agreement with each of Messrs. Turner, Schmidt and Walker and with certain of our other senior executive officers. For a description, see “Management — Employment Agreements.”
      We have entered into indemnification agreements with each of our directors, and some of our executive employment agreements include indemnification provisions. Under those agreements, we agree to indemnify each of these individuals against claims arising out of events or occurrences related to that individual’s service as our agent or the agent of any of our subsidiaries to the fullest extent legally permitted. See “Description of Capital Stock — Indemnification of Directors and Officers and Limitations on Liability” and “— Indemnification Agreements.”
Investor Stockholders Agreement and Registration Agreement
      On June 16, 2005, we entered into an investor stockholders agreement and a registration rights agreement with certain of our stockholders, including Mr. Turner and certain of our employees. Subsequently, our directors and certain of our other employees also entered into these agreements. For a description of these agreements, see “Description of Capital Stock — Investor Stockholder Agreements” and “Description of Capital Stock — Registration Agreement.”

Director Compensation
      Following this offering, directors who are not our employees will receive an annual cash payment of $75,000, payable annually, $5,000 for each board meeting attended in person, and $2,000 for each audit committee meeting attended in person or via conference call. The chairman of the audit committee and the government security committee will receive an additional $15,000 and $5,000, respectively. On December 15, 2005, we granted to each of Messrs. Evans, Fulchino, Gephardt, Johnson, Kadish, Mack and Raborn 45,000 shares of class B common stock. See “Management — Benefit Plans — Director Stock Plan.” All directors are reimbursed for their out-of-pocket expenses incurred in connection with such services.
      As long as the Intercompany Agreement remains in effect, Messrs. Mersky and Wright will not receive any compensation in connection with their service as members of the board of directors, other than reimbursement of out-of-pocket expenses incurred in connection with such service. The parties intend to terminate the Intercompany Agreement upon consummation of this offering and from and after such time, Spirit Holdings will pay to Onex Partners Advisor LP any fees or other payments that would otherwise be payable to Mr. Mersky or Mr. Wright on the same basis as Spirit Holdings’ other non-employee directors.
Other Related Party Transactions and Business Relationships
      Spirit has an unsecured term loan pursuant to a Term Loan Agreement from a lender that is an indirect subsidiary of Onex Wind, which is an indirect subsidiary of our principal stockholder, Onex Corporation. We refer to this lender as Onex Lender. Under the Term Loan Agreement, Onex Lender made a term loan to Spirit in a principal amount equal and with identical repayment terms to the amount Onex Wind borrowed under the Term Loan B, at a rate of interest that may exceed the rate under the Term Loan B by up to 10 basis points. Spirit has provided a secured guarantee of the debt of Onex Wind under the senior secured credit facility. Spirit’s obligations in respect of the term loan from Onex Wind made pursuant to the Term Loan Agreement are subordinated to its obligations under its guarantee of the debt of Onex Wind under the senior secured credit facility. Spirit will not be permitted to make a payment to Onex Lender under the Term Loan Agreement unless a payment in equal amount is made by Onex Lender contemporaneously in respect of amounts payable by it under the senior secured credit facility. During 2005, Spirit paid interest in the amount of $23.5 million to Onex Lender on the term loan. Management believes the interest rate payable under the Term Loan Agreement is commercially reasonable. Onex Corporation receives a Canadian tax benefit from this structure at an insignificant cost to us. As part of an amendment to our Senior Secured Credit Facilities to be entered into in connection with this offering, we intend to obtain consent from our senior lenders to terminate this arrangement.
      Spirit and Onex Wind also entered into a Delayed-Draw Term Loan Agreement pursuant to which Onex Lender agreed to make unsecured term loans to Spirit from time to time. The principal amount of each advance under this agreement will be an amount equal to the amount of a contemporaneous advance made by Boeing to Onex Wind under the Credit Agreement between Boeing and Onex Wind. Repayment terms under the Delayed-Draw Term Loan Agreement are identical to those under the Credit Agreement between Boeing and Onex Wind, and the rate of interest under the Delayed-Draw Term Loan Agreement may exceed the rate with respect to loans under the Credit Agreement between Boeing and Onex Wind by up to 10 basis points. Spirit has provided a secured guarantee of the debt of Onex Wind under the Credit Agreement between Boeing and Onex Wind. Spirit’s obligations in respect of term loans from Onex Wind made pursuant to the Delayed-Draw Term Loan Agreement are subordinated to its obligations under its guarantee of the debt of Onex Wind under the Credit Agreement between Boeing and Onex Wind. Spirit will not be permitted to make a payment to Onex Lender under the Delayed-Draw Term Loan Agreement unless a payment in equal amount is made by Onex Lender contemporaneously in respect of amounts payable by it under the Credit Agreement between Boeing and Onex Wind. As of the date hereof, no amounts have been advanced pursuant to the Delayed-Draw Term Loan Agreement. As part of an amendment to the Senior Secured Credit Facilities to be entered into in connection with this offering, we intend to obtain consent from our senior lenders to terminate the Delayed-Draw Term Loan Agreement upon completion of this offering.

      On February 25, 2005, Spirit engaged Gephardt and Associates LLC, a limited liability company of which Mr. Gephardt is the principal, in order to obtain consulting services and strategic advice from Mr. Gephardt in connection with the development of proposals and negotiations with the principal unions representing the Boeing Wichita employees prior to the closing of the Boeing Acquisition. As compensation for these services, Gephardt and Associates LLC received total payments of $1.15 million. In addition, pursuant to the Director Stock Plan we issued 75,000 shares of our class B common stock to Mr. Gephardt in consideration for these services and Mr. Gephardt’s commitment to serve on the Spirit board of directors.
      One of our executives is a member of the board of directors of a Wichita, Kansas bank that provides banking services to us. No fees were paid to the bank in 2005, which is consistent with commercial terms that would be available to other unrelated parties.
      The spouse of one of our executives is a special counsel at a law firm utilized by us and at which the executive was previously employed. We paid fees of $500,000 and $600,000 to the firm during 2005 and the first half of 2006, respectively, for legal services performed.

PRINCIPAL AND SELLING STOCKHOLDERS
      The following table shows information with respect to the beneficial ownership of our common stock as of October 15, 2006, and as adjusted to reflect the sale of our class A common stock being offered in this offering, by:

•	each person known by us to own beneficially 5% or more of our class A or class B common stock,

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.
      The table below assumes conversion of shares of class B common stock to be sold in the offering by the Onex entities and certain director and employee stockholders into class A common stock.

						Shares Beneficially Owned After Offering
				Shares Being Sold in Offering
	Before Offering

					Assuming the	Assuming the Underwriters’ Over-Allotment			Assuming the Underwriters’ Over-Allotment
	Number of			Assuming the	Underwriters	Option is Not Exercised			Option is Exercised in Full
	Shares			Underwriters	Over-Allotment
	Beneficially	Percentage of	Percentage	Over-Allotment	Option is		Percentage of	Percentage		Percentage of	Percentage
Name of Beneficial	Owned(1)	Class/All	of Voting	Option is Not	Exercised in	Number of	Class/All	of Voting	Number of	Class/All	of Voting
Owner	(2)(3)	Common Stock	Power	Exercised	Full	Shares	Common Stock	Power	Shares	Common Stock	Power

Five Percent Stockholders
Onex Corporation(4)	112,500,000 class B	98.7%	98.7%	38,037,169	45,169,138	74,462,831 class B	98.4%/58.3%	92.1%	67,330,862 class B	98.3%/52.4%	90.4%
Onex Partners LP(5)	63,164,653 class B	55.4%	55.4%	21,356,486	25,360,829	41,808,167 class B	55.2%/32.7%	51.7%	37,803,824 class B	55.2%/29.4%	50.8%
Onex American Holdings II LLC(6)	29,867,276 class B	26.2%	26.2%	10,098,371	11,991,816	19,768,905 class B	26.1%/15.5%	24.4%	17,875,460 class B	26.1%/13.9%	24.0%
Onex Spirit Co- Invest LP(9)	16,983,104 class B	14.9%	14.9%	5,742,126	6,818,775	11,240,978 class B	14.9%/8.8%	13.9%	10,164,329 class B	14.8%/7.9%	13.6%

Directors and Executive Officers
Jeffrey Turner(10)(11)	131,325 class B	*	*	531,277	630,891	86,926 class B	*/*	*	78,594 class B	*/*	*
Ulrich Schmidt(10)(11)(12)	300,000 class B	*	*	507,162	602,255	198,570 class B	*/*	*	179,545 class B	*/*	*
Ronald C. Brunton(10)(11)	90,000 class B	*	*	152,148	180,676	59,572 class B	*/*	*	53,864 class B	*/*	*
Donald R. Carlisle(10)(11)	24,300 class B	*	*	79,219	94,073	16,084 class B	*/*	*	14,542 class B	*/*	*
Michael G. King(10)(11)	11,463 class B	*	*	64,735	76,873	7,588 class B	*/*	*	6,860 class B	*/*	*
Ivor Evans(10)	—	*	*	15,215	18,068	—	*/*	*	—	*/*	*
Paul Fulchino(10)	—	*	*	15,215	18,068	—	*/*	*	—	*/*	*
Richard Gephardt(10)	—	*	*	—	—	40,573 class B	*/*	*	48,180 class B	*/*	*
Robert Johnson(10)	—	*	*	15,215	18,068	—	*/*	*	—	*/*	*
Ronald Kadish(10)	—	*	*	15,215	18,068	—	*/*	*	—	*/*	*
Connie Mack, III(10)	—	*	*	15,215	18,068	—	*/*	*	—	*/*	*
Seth Mersky(13)	120,510 class B	*	*	40,745	48,385	79,765 class B	*/*	*	72,125 class B	*/*	*
Francis Raborn(10)	—	*	*	—	—	15,215 class B	*/*	*	18,068 class B	*/*	*
Nigel Wright(14)	232,166 class B	*	*	78,497	93,215	153,669 class B	*/*	*	138,950 class B	*/*	*
All directors and executive officers as a group (20 persons)	1,200,848 class B	1.0%	1.0%	2,007,581	2,384,005	881,315 class B	1.2%/*	1.1%	821,375 class B	1.2%/*	1.1%
Other Selling Stockholders
Wind Executive Investco LLC(7)	1,840,923 class B	1.6%	1.6%	622,431	739,137	1,218,492 class B	1.6%/1.0%	1.5%	1,101,786 class B	1.6%/*	1.5%
Onex U.S. Principals LP(8)	644,044 class B	*	*	217,756	258,585	426,288 class B	*/*	*	385,459 class B	*/*	*

						Shares Beneficially Owned After Offering
				Shares Being Sold in Offering
	Before Offering

					Assuming the	Assuming the Underwriters’ Over-Allotment			Assuming the Underwriters’ Over-Allotment
	Number of			Assuming the	Underwriters	Option is Not Exercised			Option is Exercised in Full
	Shares			Underwriters	Over-Allotment
	Beneficially	Percentage of	Percentage	Over-Allotment	Option is		Percentage of	Percentage		Percentage of	Percentage
Name of Beneficial	Owned(1)	Class/All	of Voting	Option is Not	Exercised in	Number of	Class/All	of Voting	Number of	Class/All	of Voting
Owner	(2)(3)	Common Stock	Power	Exercised	Full	Shares	Common Stock	Power	Shares	Common Stock	Power

Susan L. Bacon(10)(11)	—	*	*	22,274	26,450	1 class B	*/*	*	1 class B	*/*	*
David P. Bartz(10)(11)	2,007 class B	*	*	20,965	24,896	1,329 class B	*/*	*	1,201 class B	*/*	*
Radhe S. Bhagat(10)(11)	10,500 class B	*	*	17,751	21,079	6,950 class B	*/*	*	6,284 class B	*/*	*
Don A. Blake(10)(11)	7,500 class B	*	*	22,822	27,101	4,965 class B	*/*	*	4,489 class B	*/*	*
Sheri B. Boyer(10)(11)	15,138 class B	*	*	65,978	78,349	10,020 class B	*/*	*	9,059 class B	*/*	*
Richard R. Buchanan(10)(11)	30,000 class B	*	*	50,716	60,225	19,857 class B	*/*	*	17,955 class B	*/*	*
Rodney C. Cheatham(10)(11)	—	*	*	10,761	12,779	21,065 class B	*/*	*	25,013 class B	*/*	*
Jeffrey V. Clark(10)(11)	11,337 class B	*	*	32,234	38,278	7,504 class B	*/*	*	6,785 class B	*/*	*
James Cocca(10)(11)	9,000 class B	*	*	15,215	18,068	5,957 class B	*/*	*	5,386 class B	*/*	*
Timothy A. Cosgrove(10)(11)	—	*	*	14,201	16,863	—	*/*	*	—	*/*	*
Lois I. Covey(10)(11)	7,500 class B	*	*	12,679	15,056	4,964 class B	*/*	*	4,489 class B	*/*	*
Kerry D. Crisp(10)(11)	30,000 class B	*	*	50,716	60,225	19,857 class B	*/*	*	17,955 class B	*/*	*
D. Randolph Davis(10)(11)	6,522 class B	*	*	11,026	13,093	4,317 class B	*/*	*	3,903 class B	*/*	*
Richard L. Davis(10)(11)	10,500 class B	*	*	17,751	21,079	6,950 class B	*/*	*	6,284 class B	*/*	*
Curtis W. Demuth(10)(11)	7,500 class B	*	*	12,679	15,056	4,964 class B	*/*	*	4,489 class B	*/*	*
Frederick J. Dodds(10)(11)	10,500 class B	*	*	17,751	21,079	6,950 class B	*/*	*	6,284 class B	*/*	*
Simon Ellery(10)(11)	4,539 class B	*	*	1,038	1,233	9,640 class B	*/*	*	10,596 class B	*/*	*
David E. Finneran(10)(11)	—	*	*	28,401	33,726	—	*/*	*	—	*/*	*
Gloria F. Flentje(10)(11)	32,934 class B	*	*	71,994	85,493	21,800 class B	*/*	*	19,711 class B	*/*	*
Simon Foster(10)(11)	4,539 class B	*	*	1,038	1,233	9,640 class B	*/*	*	10,596 class B	*/*	*
Mary E. French(10)(11)	7,500 class B	*	*	12,679	15,056	4,964 class B	*/*	*	4,489 class B	*/*	*
Michael C. Germann(10)(11)	37,500 class B	*	*	63,395	75,282	24,822 class B	*/*	*	22,443 class B	*/*	*
Thomas A. Greenwood(10)(11)	10,500 class B	*	*	17,751	21,079	6,950 class B	*/*	*	6,284 class B	*/*	*
Carolyn A. Harms(10)(11)	5,766 class B	*	*	83,095	98,675	3,817 class B	*/*	*	3,451 class B	*/*	*
Mark E. Hoffman(10)(11)	7,500 class B	*	*	10,143	12,045	7,500 class B	*/*	*	7,500 class B	*/*	*
Jeffrey D. Jabara(10)(11)	10,500 class B	*	*	17,751	21,079	6,950 class B	*/*	*	6,284 class B	*/*	*
Vernell Jackson(10)(11)	—	*	*	130,312	154,745	1 class B	*/*	*	—	*/*	*
Joseph W. Jarrett(10)(11)	6,000 class B	*	*	10,144	12,046	3,971 class B	*/*	*	3,590 class B	*/*	*
Marci L. Johnson(10)(11)	15,000 class B	*	*	25,359	30,114	9,928 class B	*/*	*	8,976 class B	*/*	*
Larry S. Knott(10)(11)	21,000 class B	*	*	35,501	42,157	13,900 class B	*/*	*	12,569 class B	*/*	*
John A. Lewelling(10)(11)	90,000 class B	*	*	152,148	180,676	59,572 class B	*/*	*	53,864 class B	*/*	*

						Shares Beneficially Owned After Offering
				Shares Being Sold in Offering
	Before Offering

					Assuming the	Assuming the Underwriters’ Over-Allotment			Assuming the Underwriters’ Over-Allotment
	Number of			Assuming the	Underwriters	Option is Not Exercised			Option is Exercised in Full
	Shares			Underwriters	Over-Allotment
	Beneficially	Percentage of	Percentage	Over-Allotment	Option is		Percentage of	Percentage		Percentage of	Percentage
Name of Beneficial	Owned(1)	Class/All	of Voting	Option is Not	Exercised in	Number of	Class/All	of Voting	Number of	Class/All	of Voting
Owner	(2)(3)	Common Stock	Power	Exercised	Full	Shares	Common Stock	Power	Shares	Common Stock	Power

Samantha Marnick(10)(11)	6,522 class B	*	*	11,026	13,093	4,317 class B	*/*	*	3,903 class B	*/*	*
Robert M. Mayle(10)(11)	15,000 class B	*	*	33,473	39,749	9,928 class B	*/*	*	8,977 class B	*/*	*
Lana K. Mccutchen(10)(11)	10,500 class B	*	*	17,751	21,079	6,950 class B	*/*	*	6,284 class B	*/*	*
Victor R. Mcmullen(10)(11)	5,196 class B	*	*	22,043	26,176	3,440 class B	*/*	*	3,110 class B	*/*	*
George H. Miller(10)(11)	7,500 class B	*	*	12,679	15,056	4,964 class B	*/*	*	4,489 class B	*/*	*
Ricky L. Morriss(10)(11)	—	*	*	39,084	46,412	—	*/*	*	—	*/*	*
Michael E. Nelson(10)(11)	3,000 class B	*	*	5,071	6,022	1,986 class B	*/*	*	1,796 class B	*/*	*
Janet S. Nicolson(10)(11)	60,000 class B	*	*	101,432	120,451	39,714 class B	*/*	*	35,909 class B	*/*	*
John A. Pilla(10)(11)	19,200 class B	*	*	54,128	64,277	12,709 class B	*/*	*	11,491 class B	*/*	*
Adam M. Pogue(10)(11)	7,500 class B	*	*	12,679	15,056	4,964 class B	*/*	*	4,489 class B	*/*	*
Douglas H. Reece(10)(11)	15,000 class B	*	*	25,359	30,114	9,928 class B	*/*	*	8,976 class B	*/*	*
Kimberly E. Scanlan(10)(11)	28,500 class B	*	*	48,180	57,214	18,865 class B	*/*	*	17,057 class B	*/*	*
Kip C. Schmidt(10)(11)	10,500 class B	*	*	17,751	21,079	6,950 class B	*/*	*	6,284 class B	*/*	*
Ulrich Schmidt, as Trustee of the Ulrich Schmidt Revocable Trust(10)(11)	300,000 class B	*	*	507,162	602,255	198,570 class B	*/*	*	179,545 class B	*/*	*
Mike Schwamman(10)(11)	2,610 class B	*	*	4,412	5,239	1,728 class B	*/*	*	1,563 class B	*/*	*
Douglas L. Scott(10)(11)	2,037 class B	*	*	29,090	34,544	1,348 class B	*/*	*	1,219 class B	*/*	*
Suzanne K. Scott(10)(11)	8,073 class B	*	*	31,131	36,968	5,343 class B	*/*	*	4,831 class B	*/*	*
Clark Sellens(10)(11)	3,261 class B	*	*	1,491	1,771	6,180 class B	*/*	*	6,727 class B	*/*	*
Brian L. Skelton(10)(11)	7,500 class B	*	*	12,679	15,056	4,964 class B	*/*	*	4,489 class B	*/*	*
Dana M. Smith(10)(11)	7,596 class B	*	*	43,142	51,231	5,027 class B	*/*	*	4,545 class B	*/*	*
Keith O. Smith(10)(11)	10,500 class B	*	*	17,751	21,079	6,950 class B	*/*	*	6,284 class B	*/*	*
David Stewart(10)(11)	4,539 class B	*	*	519	616	10,159 class B	*/*	*	11,213 class B	*/*	*
Thomas S. Turkle(10)(11)	7,500 class B	*	*	16,736	19,874	4,965 class B	*/*	*	4,489 class B	*/*	*
Forrest E. Urban(10)(11)	6,153 class B	*	*	12,224	14,516	4,072 class B	*/*	*	3,682 class B	*/*	*
James M. Urso(10)(11)	13,317 class B	*	*	45,076	53,528	8,814 class B	*/*	*	7,969 class B	*/*	*
Jerry D. Vaughan(10)(11)	10,500 class B	*	*	17,751	21,079	6,950 class B	*/*	*	6,284 class B	*/*	*
Anthony J. Veith(10)(11)	—	*	*	24,124	28,647	1 class B	*/*	*	1 class B	*/*	*
H. David Walker(10)(11)	60,000 class B	*	*	101,432	120,451	39,714 class B	*/*	*	35,909 class B	*/*	*
Tod J. Wawzysko(10)(11)	11,058 class B	*	*	64,598	76,710	7,320 class B	*/*	*	6,618 class B	*/*	*
Rodney A. Webber (10)(11)	7,500 class B	*	*	12,679	15,056	4,964 class B	*/*	*	4,489 class B	*/*	*

						Shares Beneficially Owned After Offering
				Shares Being Sold in Offering
	Before Offering

					Assuming the	Assuming the Underwriters’ Over-Allotment			Assuming the Underwriters’ Over-Allotment
	Number of			Assuming the	Underwriters	Option is Not Exercised			Option is Exercised in Full
	Shares			Underwriters	Over-Allotment
	Beneficially	Percentage of	Percentage	Over-Allotment	Option is		Percentage of	Percentage		Percentage of	Percentage
Name of Beneficial	Owned(1)	Class/All	of Voting	Option is Not	Exercised in	Number of	Class/All	of Voting	Number of	Class/All	of Voting
Owner	(2)(3)	Common Stock	Power	Exercised	Full	Shares	Common Stock	Power	Shares	Common Stock	Power

Daniel H. Wheeler(10)(11)	36,903 class B	*	*	73,336	87,087	24,427 class B	*/*	*	22,086 class B	*/*	*
Ellston O. White(10)(11)	15,000 class B	*	*	25,359	30,114	9,928 class B	*/*	*	8,976 class B	*/*	*
Chris Wilkinson(10)(11)	5,673 class B	*	*	1,297	1,540	12,048 class B	*/*	*	13,244 class B	*/*	*
Allen R. Williams(10)(11)	3,000 class B	*	*	5,071	6,022	1,986 class B	*/*	*	1,796 class B	*/*	*
Michael L. Williams(10)(11)	25,002 class B	*	*	89,599	106,399	16,549 class B	*/*	*	14,963 class B	*/*	*
Sherrie A. Williams(10)(11)	2,067 class B	*	*	11,248	13,357	1,368 class B	*/*	*	1,237 class B	*/*	*
David E. Wiseman(10)(11)	3,000 class B	*	*	29,416	34,932	1,985 class B	*/*	*	1,794 class B	*/*	*
Kenneth L. Wright(10)(11)	—	*	*	28,401	33,726	—	*/*	*	—	*/*	*
Peter H. Wu(10)(11)	37,500 class B	*	*	63,395	75,282	24,822 class B	*/*	*	22,443 class B	*/*	*

*	Represents beneficial ownership of less than 1%.

(1)	The amounts and percentages of our common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has an economic interest.

(2)	On each matter submitted to the stockholders for their vote, our class A common stock is entitled to one vote per share and our class B common stock is entitled to ten votes per share, reducing to one vote per share under certain limited circumstances. Except as required by law, our class A and class B common stock vote together on all matters submitted to stockholders for their vote.

(3)	Each share of class B common stock may be converted at any time at the option of the holder into one share of class A common stock. Accordingly, each beneficial owner of shares of class B common stock is deemed the beneficial owner of the same number of shares of class A common stock. See “Description of Capital Stock — Common Stock — Conversion Rights.”

(4)	Includes the following: (i) 63,164,653 shares of class B common stock held by Onex Partners LP; (ii) 29,867,276 shares of class B common stock held by Onex American Holdings II LLC; (iii) 1,840,923 shares of class B common stock held by Wind Executive Investco LLC; (iv) 644,044 shares of class B common stock held by Onex U.S. Principals LP; and (v) 16,983,104 shares of class B common stock held by Onex Spirit Co-Invest LP. Onex Corporation may be deemed to own beneficially the shares of class B common stock held by (a) Onex Partners LP, through Onex’ ownership of all of the common stock of Onex Partners GP, Inc., the general partner of Onex Partners GP LP, the general partner of Onex Partners LP; (b) Onex American Holdings II LLC, through Onex’ ownership of all of the equity of Onex American Holdings II LLC; (c) Wind Executive Investco LLC, through Onex’ ownership of Onex American Holdings II LLC which owns all of the voting power of Wind Executive Investco LLC; (d) Onex U.S. Principals LP through Onex’ ownership of all of the equity of Onex American Holdings GP LLC, the general partner of Onex U.S. Principals LP and (e) Onex Spirit Co-Invest LP, through Onex’ ownership of all of the common stock of Onex Partners GP, Inc., the general partner of Onex Partners GP LP, the general partner of Onex Spirit Co-Invest LP. Mr. Gerald W. Schwartz, the Chairman, President and Chief Executive Officer of Onex Corporation, owns shares representing a majority of the voting rights of the shares of Onex Corporation and as such may be deemed to own beneficially all of the shares of our class B common stock owned beneficially by Onex Corporation. Mr. Schwartz disclaims such beneficial ownership. The address for Onex Corporation is 161 Bay Street, Toronto, Ontario M5J 2S1, Canada.

(5)	All of the shares of class B common stock owned by Onex Partners LP may be deemed owned beneficially by each of Onex Partners GP LP, Onex Partners GP, Inc. and Onex Corporation. The address for Onex Partners LP is c/o Onex Investment Corporation, 712 Fifth Avenue, New York, New York 10019.

(6)	All of the shares of class B common stock owned by Onex American Holdings II LLC may be deemed owned beneficially by Onex Corporation. The address for Onex American Holdings II LLC is 421 Leader Street, Marion, Ohio 43302.

(7)	All of the shares of class B common stock owned by Wind Executive Investco LLC may be deemed owned beneficially by each of Onex Partners GP LP, Onex Partners GP, Inc. and Onex Corporation. The address for Wind Executive Investco LLC is c/o Onex Investment Corporation, 712 Fifth Avenue, New York, New York 10019.

(8)	All of the shares of class B common stock owned by Onex U.S. Principals LP may be deemed owned beneficially by each of Onex Partners GP LP, Onex Partners GP, Inc. and Onex Corporation. The address for Onex U.S. Principals LP is c/o Onex Investment Corporation, 712 Fifth Avenue, New York, New York 10019.

(9)	All of the shares of class B common stock owned by Onex Spirit Co-Invest LP may be deemed owned beneficially by each of Onex Partners GP LP, Onex Partners GP, Inc. and Onex Corporation. The address for Onex Spirit Co-Invest LP is c/o Onex Investment Corporation, 712 Fifth Avenue, New York, New York 10019.

(10)	The address of these stockholders is c/o Spirit AeroSystems Holdings, Inc., 3801 South Oliver, Wichita, Kansas 67210.

(11)	Number of Shares Beneficially Owned Before Offering excludes shares of Class B common stock which may vest on the consummation of this offering. All columns exclude shares of class B common stock which will remain subject to vesting under our Executive Incentive Plan following the consummation of this offering. See “Management — Benefit Plans — Executive Incentive Plan.”

(12)	Represents shares of class B common stock owned by Ulrich Schmidt, as Trustee of the Ulrich Schmidt Revocable Trust, which may be deemed to be beneficially owned by Ulrich Schmidt.

(13)	Represents (i) shares of class B common stock owned by Onex Partners LP which may be deemed beneficially owned by Mr. Mersky by reason of his pecuniary interest in Onex Partners LP and (ii) shares of class B common stock owned by Onex Spirit Co-Invest LP which may be deemed beneficially owned by Mr. Mersky by reason of his pecuniary interest in Onex Spirit Co-Invest LP. Mr. Mersky disclaims beneficial ownership of the shares of class B common stock owned by Onex Partners LP and Onex Spirit Co-Invest LP. Mr. Mersky’s address is c/o Onex Corporation, 161 Bay Street, Toronto, Ontario, M5J 2S1, Canada.

(14)	Represents (i) shares of class B common stock owned by Onex Partners LP which may be deemed beneficially owned by Mr. Wright by reason of his pecuniary interest in Onex Partners LP and (ii) shares of class B common stock owned by Onex Spirit Co-Invest LP which may be deemed beneficially owned by Mr. Wright by reason of his pecuniary interest in Onex Spirit Co-Invest LP. Mr. Wright disclaims beneficial ownership of the shares of class B common stock owned by Onex Partners LP and Onex Spirit Co-Invest LP. Mr. Wright’s address is c/o Onex Corporation, 161 Bay Street, Toronto, Ontario, M5J 2S1, Canada.

DESCRIPTION OF CAPITAL STOCK
      The following description summarizes the material terms of our capital stock and provisions of our amended and restated certificate of incorporation and by-laws as in effect upon completion of this offering. This description also summarizes the principal agreements relating to our common stock and stock appreciation rights. Because this is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation and by-laws and the stockholder agreements referred to below, copies of which will be filed as exhibits to the registration statement of which this prospectus is a part, and to the applicable provisions of the Delaware General Corporation Law, or the DGCL. References to our certificate of incorporation and to our by-laws are references to these documents, as amended and restated.
Overview
      At the time of this offering, our authorized capital stock will consist of:

•	200,000,000 shares of class A common stock, par value $0.01 per share,

•	150,000,000 shares of class B common stock, par value $0.01 per share, and

•	10,000,000 shares of preferred stock, par value $0.01 per share.
      Of the 200,000,000 authorized shares of class A common stock, pursuant to this offering we are offering 10,416,667 shares and the selling stockholders are offering 41,666,667 shares. In the event the underwriters’ over-allotment option is exercised in full, the selling stockholders will sell an additional 7,812,500 shares in the offering. On the closing of this offering, if the underwriters’ over-allotment option is not exercised, 52,083,334 shares of class A common stock will be outstanding, 75,673,868 shares of class B common stock will be outstanding and held by the Onex entities, our named executive officers, our directors and certain other employees, we will have a commitment to issue an additional 5,006,829 shares of class A common stock under our union equity participation plan and there will be no shares of preferred stock outstanding. If the underwriters’ over-allotment option is exercised in full, the number of shares of class A common stock outstanding will increase by 7,812,500 and the number of shares of class B common stock outstanding will decrease by the same amount, and our commitment to issue shares of class A common stock under our Union Equity Participation Plan will increase by 13,667 shares.
      We refer to our class A common stock and our class B common stock together as “our common stock.”
Our Controlling Stockholders
      After this offering, the Onex entities will control 92.1% of our combined voting power (90.4% if the underwriters’ over-allotment option is exercised in full). Accordingly, the Onex entities will exercise a controlling influence over our business and affairs and will have the power to determine all matters submitted to a vote of our stockholders, including the election of directors, the removal of directors with or without cause, and approval of significant corporate transactions such as amendments to our certificate of incorporation, mergers and the sale of all or substantially all of our assets. The Onex entities could initiate corporate action even if the interests of these entities conflict with the interests of our other stockholders. This concentration of voting power could deter or prevent a change in control of Spirit Holdings that might otherwise be beneficial to our stockholders. The Onex entities will hold their equity interest in us through their ownership of shares of our class B common stock. Onex entities could influence the amendment of our certificate of incorporation through their control of us.
Common Stock
      The class A common stock and the class B common stock are identical in all respects, except with respect to voting and except that each share of class B common stock is convertible into one share of class A common stock at the option of the holder.
      Voting Rights. Generally, on all matters on which the holders of common stock are entitled to vote, the holders of the class A common stock and the class B common stock vote together as a single class. On all matters with respect to which the holders of our common stock are entitled to vote, each outstanding share of class A common stock is entitled to one vote and each outstanding share of class B common stock is entitled to ten votes. If the Minimum Condition (as defined below) is no longer satisfied, the number of votes per share of class B common stock will be reduced automatically to one vote per share. The “Minimum Condition” is satisfied so long as the total number of outstanding shares of class B common stock is at least 10% of the total number of shares of common stock outstanding.
      Class A Common Stock. In addition to the other voting rights or power to which the holders of class A common stock are entitled, holders of class A common stock are entitled to vote as a separate class on (i) any proposal to alter, repeal or amend our certificate of incorporation which would adversely affect the powers, preferences or rights of the holders of class A common stock; and (ii) any proposed merger or consolidation of our company with any other entity if, as a result, shares of class B common stock would be converted into or exchanged for, or receive, any consideration that differs from that applicable to the shares of class A common stock as a result of such merger or consolidation, other than a difference limited to preserving the relative voting power of the holders of the class A common stock and the class B common stock. In respect of any matter as to which the holders of the class A common stock are entitled to a class vote, such holders are entitled to one vote per share, and the affirmative vote of the holders of a majority of the shares of class A common stock outstanding is required for approval.
      Class B Common Stock. In addition to the other voting rights or power to which the holders of class B common stock are entitled, holders of class B common stock are entitled to vote together as a separate class on (i) any proposal to alter, repeal or amend our certificate of incorporation which would adversely affect the powers, preferences or rights of the holders of class B common stock; and (ii) any proposed merger or consolidation of our company with any other entity if, as a result, shares of class B common stock would be converted into or exchanged for, or receive, any consideration that differs from that applicable to the shares of class A common stock as a result of such merger or consolidation, other than a difference limited to preserving the relative voting power of the holders of the class A common stock and the class B common stock. In respect of any matter as to which the holders of the class B common stock are entitled to a class vote, such holders of class B common stock are entitled to one vote per share and the affirmative vote of the holders of a majority of the shares of class B common stock is required for approval.
      Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of our outstanding common stock are entitled to any dividend declared by the board of directors out of funds legally available for this purpose. No dividend may be declared on the class A or class B common stock unless at the same time an equal dividend is paid on every share of class A and class B common stock. Dividends paid in shares of our common stock must be paid, with respect to a particular class of common stock, in shares of that class.
      Conversion Rights. The class A common stock is not convertible. Each share of class B common stock may be converted at any time at the option of the holder into one share of class A common stock. The class B common stock will be converted automatically into class A common stock upon a transfer thereof to any person other than (i) an Onex entity, (ii) an affiliate of an Onex entity, (iii) any individual employed by us at the time of the transfer and any affiliate of any such individual or (iv) any other person or entity who obtained class B common stock through a direct issuance by Spirit Holdings. In addition, the holders of a majority of the outstanding shares of class B common stock may force the conversion of all, but not less than all, of the class B common stock into class A common stock.
      Preemptive or Similar Rights. After consummation of this offering, holders of our common stock will not be entitled to preemptive or other similar rights to purchase any of our securities and no holder of our securities is entitled to preemptive rights with respect to the shares of class A common stock to be issued in this offering.
      Right to Receive Liquidation Distributions. Upon our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the rights of any holders of preferred stock then outstanding, to the holders of class A and class B common stock.

      NYSE Listing. We have applied to include the class A common stock for trading on the NYSE under the symbol “SPR”. The class B common stock will not be listed on any securities exchange.
Preferred Stock
      Following this offering, our board of directors may, without further action by our stockholders, from time to time, direct the issuance of up to 10,000,000 shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of our common stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of our common stock. Upon consummation of this offering, there will be no shares of preferred stock outstanding, and we have no present intention to issue any shares of preferred stock.
Stock Appreciation Rights
      We have agreed to establish a Union Equity Participation Plan pursuant to which we will issue stock appreciation rights tied to the value of our class B common stock for the benefit of certain of our union-represented employees. Upon the consummation of the offering, these stock appreciation rights will entitle the employees to receive a total of approximately $270.2 million, all or any portion of which may be paid by us, at our option, in cash or in shares of class A common stock, valued at the public offering price. We currently anticipate paying approximately 44.5% of such amount in shares of class A common stock, through the issuance of approximately 5,006,829 shares, which we expect to issue on or prior to March 15, 2007. The remainder will be paid in cash from a portion of the proceeds of this offering and available cash.
Anti-Takeover Effects of our Certificate of Incorporation and By-Laws
      Our certificate of incorporation and by-laws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors.
      These provisions also may have the effect of delaying, deferring or preventing a future takeover or change in control unless the takeover or change in control is approved by our board of directors.

Class B Common Stock
      Our class B common stock is entitled to ten votes per share (reducing to one vote per share under certain limited circumstances). Upon completion of this offering, the 75,673,868 outstanding shares of class B common stock will control 93.6% of the combined voting power of our outstanding common stock (68,481,492 outstanding shares of class B common stock and 92.0% if the underwriters’ over-allotment option is exercised in full). Upon completion of this offering, the Onex entities will own 98.4% of our class B common stock and will control 92.1% of the combined voting power of our outstanding common stock (98.3% and 90.4%, respectively, if the underwriter’s over-allotment option is exercised in full). Almost all of the remaining shares of class B common stock will be held by our management and directors. The existence and voting rights of the class B common stock may have the effect of deferring or preventing hostile takeovers or delaying or preventing changes in control or management of Spirit Holdings.

Undesignated Preferred Stock
      The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. This ability may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Advance Notice Requirements for Stockholder Proposals and Directors Nominations
      Our by-laws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, our principal executive offices not less than 120 days prior to the first anniversary of the date of our notice of annual meeting provided with respect to the previous year’s annual meeting of stockholders; provided, that if no annual meeting of stockholders was held in the previous year or the date of the annual meeting of stockholders has been changed to be more than 30 calendar days earlier than such anniversary, notice by the stockholder, to be timely, must be received a reasonable time before the solicitation is made. These by-law provisions are not applicable to a holder of class B common stock. Our by-laws also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may have the effect of precluding our stockholders from bringing matters before a meeting or from making nominations for directors if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect a slate of directors or otherwise attempting to obtain control of the company.

Call of Special Meetings
      Our by-laws provide that, except as otherwise required by law, special meetings of the stockholders may be called only by the board of directors, our chief executive officer, our secretary or the holders of our common stock having a majority of the voting power of all our outstanding class A common stock and class B common stock, collectively. Stockholders are not otherwise permitted to call a special meeting or to require the board of directors to call a special meeting.

Filling of Board Vacancies; Removal
      Our by-laws authorize only our board of directors to fill vacancies, including those resulting from newly created directorships or resignation or removal of directors. This may deter a stockholder from increasing the size of our board and gaining control of our board of directors by filling the resulting vacancies with its own nominees.
Additional Certificate of Incorporation and By-Law Provisions

Stockholder Action by Written Consent
      Any action required or permitted to be taken at an annual or special stockholders’ meeting may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The action must be evidenced by one or more written consents describing the action taken, signed by the stockholders entitled to take action without a meeting, and delivered to us in the manner prescribed by the DGCL.

Delaware “Business Combination” Statute
      We have elected not to be subject to Section 203 of the DGCL, which generally prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any “interested stockholder” for a period of three years after the date of the transaction in which the person became an “interested stockholder,” unless the transaction is approved by the board of directors before that person becomes an “interested stockholder” or another exception is available. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to a stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute is intended to prohibit or delay the accomplishment of mergers or other takeover or change in control attempts that do not receive the prior approval of the board of directors. By virtue of our decision to elect out of the statute’s provisions, the statute does not apply to us, but we could elect to be subject to Section 203 in the future by amending our certificate of incorporation.

Amendments to our Certificate of Incorporation and By-laws
      Except where our board of directors is permitted by law or by our certificate of incorporation to act without any action by our stockholders, provisions of our certificate of incorporation may not be adopted, repealed, altered or amended, in whole or in part, without the approval of a majority of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote thereon as a class. The holders of the outstanding shares of a particular class of our capital stock are entitled to vote as a class upon any proposed amendment of our certificate of incorporation that would alter or change the relative powers, preferences or participating, optional or other special rights of the shares of such class so as to affect them adversely relative to the holders of any other class. Our by-laws may be amended or repealed and new by-laws may be adopted by a vote of the holders of a majority of the voting power of our common stock or, except to the extent relating to stockholders meetings and stockholder action by written consent, by the board of directors. Any by-laws adopted or amended by the board of directors may be amended or repealed by the stockholders entitled to vote thereon.
Indemnification of Directors and Officers and Limitations on Liability
      Our certificate of incorporation and by-laws provide a right to indemnification to the fullest extent permitted by law to any person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether by or in our right or otherwise, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was our director or officer or is or was serving at our request as a director or officer of another corporation or in a capacity with comparable authority or responsibilities for any partnership, joint venture, trust, employee benefit plan or other enterprise, and that such person will be indemnified and held harmless by us to the fullest extent authorized by, and subject to the conditions and procedures set forth in the DGCL, against all judgments, fines, penalties, excise taxes, amounts paid in settlement and costs, charges and expenses (including attorneys’ fees, disbursements and other charges). Our by-laws authorize us to take steps to ensure that all persons entitled to indemnification are properly indemnified, including, if the board of directors so determines, purchasing and maintaining insurance.
      Our certificate of incorporation provides that none of our directors shall be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders,

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	the payment of unlawful dividends and unlawful repurchase or redemption of our capital stock prohibited by the DGCL, and

•	any transaction from which the director derived any improper personal benefits.
      The effect of this provision of our certificate of incorporation is to eliminate our rights and the rights of our stockholders to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except in the situations described above. This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission in the event of a breach of a director’s duty of care.
Indemnification Agreements
      We have entered into indemnification agreements with certain of our directors and officers which may, in certain cases, be broader than the specific indemnification provisions contained in our certificate of incorporation and by-laws. The indemnification agreements may require us, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors, officers or employees of the company and to advance the expenses incurred by such parties as a result of any threatened claims or proceedings brought against them as to which they could be indemnified.

Investor Stockholders Agreement
      We are a party to an investor stockholders agreement with Onex Partners and certain of their affiliates, which we refer to together as the Onex entities, and certain other stockholders, whom we refer to together as the Other Investors. Our Other Investors include Jeffrey Turner and all of our named executive officers and certain of our directors and employees who hold class B common stock. Under the agreement, in the event that the Onex entities sell at least 10% of their shares of our common stock, the Other Investors are entitled to sell the same percentage of their shares as is being sold by the Onex entities at the same price per share. In addition, in the event that the Onex entities sell at least 20% of their shares of our common stock, the Onex entities may require the Other Investors to sell the same percentage of their shares as is being sold by the Onex entities on the same terms. These provisions do not apply to sales by the selling stockholders in this offering. The investor stockholders agreement will terminate on the third anniversary of the closing of this offering.
Registration Agreement
      We are a party to a registration agreement with Onex Partners, certain Onex affiliates and the Other Investors, including the management investors. Following the completion of this offering, stockholders holding approximately 75,673,868 million shares of our common stock will have the right, subject to various conditions and limitations, to include their shares of class B common stock in registration statements relating to our securities. In addition, the Onex entities have the right, at any time after the date of this prospectus, on unlimited occasions, to demand that we register their shares of our common stock under the Securities Act, subject to certain limitations. Holders of a majority of the shares held by the Onex entities and the Other Investors may also require us to register their shares of our common stock on long-form (Form S-1) registration statements under the Securities Act on up to three occasions, and on short-form (Form S-3) registration statements an unlimited number of times if we are eligible to use them. If we propose to register any shares of our common stock under the Securities Act either for our account or for the account of any stockholders, the holders having piggyback registration rights are entitled to receive notice of such registration and include their shares of our common stock in any such registration and the right of the Onex entities to prohibit the stockholders from selling shares in a primary registration by us. These registration rights are subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares of common stock to be included in a registration and the right of the Onex entities to prohibit the stockholders from selling shares in a primary registration by us. We generally are required to bear all expenses of such registrations.
      Registration of any of the shares of our common stock held by stockholders with registration rights would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of such registration.
      Stockholders party to the registration agreement have agreed not to effect any public sale or distribution of shares during the seven days prior to and the 90-day period (180-day period in the case of this offering) beginning on the effective date of any underwritten registration in which any of such stockholders participate.
Transfer Agent and Registrar
      The Bank of New York will serve as our transfer agent and registrar for our class A common stock.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
      The following summary describes certain material federal income tax consequences arising from the purchase, ownership and disposition of our class A common stock acquired in this offering. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to each such holder due to the particular circumstances of such holder or, except as expressly stated, address estate and gift tax consequences, state, local or other tax consequences or non-U.S. tax laws. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed United States Treasury regulations promulgated thereunder, and the administrative and judicial interpretations thereof, all as in effect as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect. In particular, this summary does not address the considerations that may be applicable to (a) particular classes of taxpayers, including financial institutions, insurance companies, small business investment companies, mutual funds, partnerships or other pass-through entities or investors in such entities, expatriates, broker-dealers and tax-exempt organizations, (b) holders with a “functional currency” other than the U.S. dollar or (c) holders of 10% or more of the total combined voting power of the Company’s shares. This summary deals only with the tax treatment of holders who own our common stock as “capital assets” as defined in Section 1221 of the Code.
      THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSIDERATIONS SET FORTH BELOW IS FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP, SALE OR OTHER DISPOSITION OF SECURITIES INCLUDING THE EFFECTS OF APPLICABLE STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS, POSSIBLE CHANGES IN THE TAX LAWS AND THE POSSIBLE APPLICABILITY OF INCOME TAX TREATIES.
      As used herein, the term “U.S. Holder” means a beneficial owner of our common stock that is for U.S. federal income tax purposes:

•	a U.S. citizen or individual resident in the United States;

•	a corporation, or other entity treated as a corporation created or organized under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) if a U.S. court can exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all of the substantial interests of such trust or (ii) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.
      Except as provided below in the discussion of estate tax, the term “Non-U.S. Holder” is a beneficial owner of our common stock that is, for U.S. federal income tax purposes, a nonresident alien individual or a corporation, trust or estate that is not a U.S. Holder.
      If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner in such a partnership, you should consult your own tax advisor regarding the tax consequences of the purchase, ownership and disposition of our common stock.
Dividends
      We do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy.” If distributions are paid on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, a holder’s adjusted tax basis in our common stock. Any remainder will constitute gain from the deemed sale of the common stock. See “— Dispositions.”
      U.S. Holders. Any dividends payable by us will be treated as U.S. source dividend income and will be eligible for the dividends-received deduction generally allowed to U.S. corporations under Section 243 of the Code (subject to certain limitations and holding period requirements).
      For taxable years ending on or before December 31, 2010, certain “qualified dividend income” will be taxable to a non-corporate U.S. Holder at the special reduced rate normally applicable to capital gains (subject to certain limitations). A non-corporate U.S. Holder will be eligible for this reduced rate only if it has held our common stock for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date.
      Non-U.S. Holders. The dividends on our common stock paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30% rate on the gross amount of the dividend or such lower rate as may be provided by an applicable income tax treaty. Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States and, if a tax treaty applies, attributable to a permanent establishment or fixed base in the United States, known as “U.S. trade or business income,” are generally not subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate U.S. Internal Revenue Service form with the payor. However, such U.S. trade or business income, net of specified deductions and credits, generally is taxed at the same graduated rates as applicable to U.S. persons. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as specified by an applicable income tax treaty.
      A Non-U.S. Holder that claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.
      A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax or other exclusion from withholding under an income tax treaty but that did not timely provide required certifications or other requirements, or that has received a distribution subject to withholding in excess of the amount properly treated as a dividend, may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the U.S. Internal Revenue Service.
Dispositions
      U.S. Holders. A U.S. Holder will recognize gain or loss for U.S. federal income tax purposes upon the sale or other disposition of our common stock in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis for such stock. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the stock had been held for more than one year. If the U.S. Holder’s holding period on the date of the sale or exchange is one year or less, such gain or loss will be short-term capital gain or loss. However, if a U.S. Holder has received a dividend to which the special reduced rate of tax, discussed above, applies, and which exceeds 10% of the U.S. Holder’s basis for the stock (taking into account certain rules that aggregate dividends for this purpose), any loss on sale or other disposition generally will be a long-term capital loss to the extent of that dividend, regardless of the U.S. Holder’s actual holding period. Any gain or loss recognized on the sale or other disposition of our common stock will generally be U.S. source income. Any capital loss realized upon sale, exchange or other disposition of our common stock is generally deductible only against capital gains and not against ordinary income, except that in the case of noncorporate taxpayers, a capital loss may be deductible to the extent of capital gains plus ordinary income of up to $3,000.

      A U.S. Holder’s tax basis for his, her or its shares of our common stock will generally be the purchase price paid therefor by such U.S. Holder (reduced by amounts of any distributions, in excess of earnings and profits of the Company, received by such U.S. Holder). The holding period of each share of our common stock owned by a U.S. Holder will commence on the day following the date of the U.S. Holder’s purchase of such share and will include the day on which the share is sold by such U.S. Holder.
      Non-U.S. Holders. A Non-U.S. Holder generally will not be subject to U.S. federal income tax (or withholding thereof) on gain recognized on a disposition of our common stock unless:

•	the gain is U.S. trade or business income, in which case such gain generally will be taxed in the same manner as gains of U.S. persons, and such gains may also be subject to the branch profits tax in the case of a corporate Non-U.S. Holder;

•	the Non-U.S. Holder is an individual who is present in the United States for more than 182 days in the taxable year of the disposition and who meets certain other requirements, in which case such holder generally will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable treaty) on the amount by which capital gains allocable to U.S. sources (including gains from the sale, exchange, retirement or other disposition of the common stock) exceed capital losses allocable to U.S. sources; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held our common stock (the “applicable period”).
      Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a “U.S. real property holding corporation” generally will not apply to a Non-U.S. Holder whose holdings, actual or constructive, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe we have never been, are not currently and are not likely to become a U.S. real property holding corporation for U.S. federal income tax purposes in the future.
      Information Reporting and Backup Withholding. We must report annually to the U.S. Internal Revenue Service and to each holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends. Copies of the information returns reporting those dividends and the amount of tax withheld may also be made available to the tax authorities in the country in which a Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty.
      Backup withholding, currently imposed at a rate of 28%, may apply to payments of dividends paid by us. If you are a U.S. Holder, backup withholding will apply if you fail to provide an accurate taxpayer identification number or certification of exempt status or fail to report all interest and dividends required to be shown on your federal income tax returns. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding.
      If you are a Non-U.S. Holder, backup withholding will apply to dividend payments if you fail to provide us with the required certification that you are not a U.S. person.
      Payments of the proceeds from a disposition (including a redemption) effected outside the United States by or through a non-U.S. broker generally will not be subject to information reporting or backup withholding. However, information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner of the disposed stock is a Non-U.S. Holder and either specified conditions are met or an exemption is otherwise established. Backup withholding and information reporting will apply to dispositions made by or through a U.S. office of any broker (U.S. or foreign).

      Backup withholding is not an additional tax. Any amounts withheld from a payment to you that result in an overpayment of taxes generally will be refunded, or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the U.S. Internal Revenue Service.
      Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of, and procedure for obtaining, an exemption from backup withholding under current U.S. Treasury regulations.
      Federal Estate Tax. Common stock owned or treated as owned by an individual who is a Non-U.S. Holder (as specifically defined for U.S. federal estate tax purposes) at the time of death will be included in such individual’s gross estate for U.S. federal estate tax purposes, unless an applicable treaty provides otherwise.

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there has been no public market for our class A common stock, and we cannot assure you that a significant public market for our class A common stock will develop or be sustained after this offering. Sales by us or by our existing stockholders of significant amounts of our class A common stock in the public market after this offering, including shares of our class A common stock issued upon conversion of our class B common stock into class A common stock, or the perception that such sales could occur, could adversely affect the prevailing market price of our class A common stock and could impair our future ability to raise capital through the sale of our equity securities.
Sale of Restricted Shares and Lock-Up Agreements
      Upon completion of this offering, 52,083,334 shares of class A common stock and 75,673,868 shares of class B common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option.
      All of the 52,083,334 shares, or 59,895,834 shares if the underwriters’ over-allotment option is exercised in full, of class A common stock to be outstanding upon completion of this offering, will be freely tradable without restriction or further registration under federal securities laws except to the extent shares of class A common stock are purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act.
      The shares of class B common stock and the shares of class A common stock issuable on conversion of class B common stock, when issued on conversion, will be eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 of the Securities Act. See “Description of Capital Stock — Investor Stockholders Agreement.” Onex, our executive officers and directors and certain of our other existing stockholders, who hold in the aggregate 75,673,868 shares of our common stock, are subject to various lock-up agreements that prohibit the holders from offering, selling, contracting to sell, granting an option to purchase, making a short sale or otherwise disposing of any shares of our common stock or any securities exchangeable for or convertible into shares of common stock for a period of 180 days after the date of this prospectus, subject to an extension in certain circumstances as set forth in the section entitled “Underwriting,” without the prior written consent of Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. and Morgan Stanley & Co. Incorporated. Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. and Morgan Stanley & Co. Incorporated in their discretion and at any time without notice, may release all or any portion of our common stock held by our officers, directors and existing stockholders subject to these lock-up agreements.
      As a result of the agreements described above, the registration of our class A common stock and the provisions of Rule 144 and Rule 701 under the Securities Act, 80,938,834 shares of our class A common stock will be available for sale in the public market as follows:

•	75,889,308 shares issuable upon conversion of our currently outstanding class B common stock will be eligible for sale beginning 180 days after the date of this prospectus subject to an extension in certain circumstances,

•	42,697 shares held by one of our executive officers will be eligible for sale under Rule 144 commencing July 31, 2007, or, if earlier, after the shares are registered under the Securities Act, and

•	5,006,829 shares which will be issued to certain of our union-represented employees on or prior to March 15, 2007 pursuant to a registration statement on Form S-8 will be eligible for sale upon issuance thereof.

Rule 144
      In general, Rule 144 allows a stockholder (or stockholders where shares are aggregated) who has beneficially owned “restricted” shares of our class A common stock for at least one year and who files a

Form 144 with the SEC to sell within any three-month period commencing 90 days after the date of this prospectus a number of those shares that does not exceed the greater of:

•	1% of the number of shares of our class A common stock then outstanding, which will equal approximately 520,833 shares immediately after this offering (approximately 598,958 shares if the underwriters’ over- allotment option is exercised in full), and

•	the average weekly trading volume of our class A common stock during the four calendar weeks preceding the filing of the Form 144 with respect to such sale.
Sales under Rule 144 are also subject to manner of sale provisions and the availability of current public information about our company.
Rule 144(k)
      In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.
Rule 701
      Under Rule 701, shares of our class A common stock issuable upon conversion of shares of our class B common stock issued pursuant to our Executive Incentive Plan in reliance on the exemption from registration provided under Rule 701 may be resold without registration under the Securities Act (i) by persons other than our affiliates, beginning 90 days after the effective date of this offering, subject only to the manner-of-sale provisions of Rule 144, and (ii) by our affiliates, subject to the manner of sale, current public information and notice requirements of Rule 144, in each case without compliance with the holding period requirements of Rule 144.
Registration Rights
      As described above in “Description of Capital Stock — Registration Agreement,” upon completion of this offering, the holders of approximately 75,673,868 shares of our common stock will have the right, subject to various conditions and limitations, to demand the filing of, and include their shares in, registration statements relating to our common stock, subject to the 180 day lock-up arrangement described above. These registration rights of our stockholders could impair the prevailing market price and impair our ability to raise capital by depressing the price at which we could sell new shares of class A common stock.

UNDERWRITING
      Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2006, we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are acting as representatives of the following respective numbers of shares of class A common stock:

Underwriter	Number of Shares

Credit Suisse Securities (USA) LLC
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated
Banc of America Securities LLC.
Citigroup Global Markets Inc.
Cowen and Company, LLC
Deutsche Bank Securities Inc.
Griffiths McBurney Corp. as Agent Affiliate of GMP Securities L.P.
Jefferies & Company, Inc.
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner, & Smith Incorporated
RBC Capital Markets Corporation
Scotia Capital (USA) Inc.
UBS Securities LLC
Westwind Partners (USA) Inc.

Total	52,083,334

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of class A common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.
      The selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 7,812,500 additional shares from the selling stockholders at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of class A common stock.
      The selling stockholders may be deemed to be underwriters within the meaning of the Securities Act.
      The underwriters propose to offer the shares of class A common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $           per share. The underwriters and selling group members may allow a discount of $           per share on sales to other broker/dealers. After the initial public offering the underwriters may change the public offering price and concession and discount to broker/dealers.

      The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting Discounts and Commissions paid by selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$
      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission, or SEC, a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. and Morgan Stanley & Co. Incorporated, for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. and Morgan Stanley & Co. Incorporated waive, in writing, such an extension.
      Our officers and directors, the selling stockholders and our other stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. and Morgan Stanley & Co. Incorporated for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC, Goldman Sachs & Co. and Morgan Stanley & Co. Incorporated waive, in writing, such an extension.
      The restrictions described in the preceding two paragraphs do not apply to:

•	the sale of shares to the underwriters;

•	shares acquired in the open market by a person other than us;

•	transfers of shares to a family member or trust of a non-Onex related stockholder, provided the transferee agrees to be bound by the restrictions in the immediately preceding paragraph and no filing by any party (transferor or transferee) under the Exchange Act will be required or will be voluntarily made in connection with such transfer (other than a filing pursuant to Section 13(d) or 13(g) or a filing on a Form 3, 4 or 5 after the expiration of the lock-up period);

•	transfers of shares to us upon the termination of the stockholder’s employment with us;

•	transfers or distributions of shares between Onex related entities, provided the transferee agrees to be bound by the restrictions in the immediately preceding paragraph and no filing by any party (transferor or transferee) under the Exchange Act will be required or will be voluntarily made in connection with such transfer (other than a filing pursuant to Section 13(d) or 13(g) of the Exchange Act or a filing on Form 3, 4 or 5 under the Exchange Act); or

•	shares acquired in the directed share program by a person other than us (we have agreed to ensure that holders of such shares acquired in the directed share program will not sell, transfer, assign, pledge or otherwise dispose of such shares for a period of three months after the registration statement of which this prospectus is a part becomes effective).
      The underwriters have reserved for sale at the initial public offering price up to 2,604,167 shares of class A common stock for United States employees, directors and other persons associated with us who have expressed an interest in purchasing class A common stock in this offering. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.
      We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.
      We have applied to list the shares of class A common stock on The New York Stock Exchange under the symbol “SPR”.
      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, or the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, resulting in a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the class A common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the class A common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our class A common stock until the time, if any, at which a stabilizing bid is made.
      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our class A common stock or preventing or retarding a decline in the market price of the class A common stock. As a result the price of our class A common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The New York Stock Exchange and, if commenced, may be discontinued at any time.
      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.
      Prior to this offering, there has been no public market for our class A common stock. Consequently, the initial public offering price for the shares of class A common stock was determined by negotiations among us, the selling stockholders and the underwriters. Among the factors considered in determining the initial public offering price were:

•	our record of operations;

•	our current financial condition;

•	our future prospects;

•	our markets;

•	the economic conditions in and future prospects for the industry in which we compete;

•	our management; and

•	currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company.
We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our class A common stock will develop and continue after this offering.
      Certain of the underwriters and their affiliates have provided in the past to us, Onex and our and its affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us, Onex and our and its affiliates in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. For example, certain of the underwriters or their affiliates are lenders under, and will receive a portion of the proceeds of this offering used to pay debt outstanding under, our senior secured credit facilities.
      The shares of class A common stock are offered for sale in those jurisdictions in the United States, Europe, Asia and elsewhere where it is lawful to make such offers.
      Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the shares of class A common stock directly or indirectly, or distribute this prospectus or any accompanying prospectus or any other offering material relating to the shares of class A common stock, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

European Economic Area
      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares of class A common stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares of class A common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares of class A common stock to the public in that Relevant Member State at any time,

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

•	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
      For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any shares of class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of class A common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of class A common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.
Notice to Investors in the United Kingdom
      Each of the underwriters severally represents, warrants and agrees as follows:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

•	it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the class A common stock in, from or otherwise involving the United Kingdom.
Notice to Investors in Italy
      Each of the underwriters severally represents, warrants and agrees that neither the shares of class A common stock, this prospectus nor any other material relating to the shares of class A common stock will be offered, sold, delivered, distributed or made available in the Republic of Italy other than to professional investors (“investiton professionali”) as defined in Article 30, Paragraph 2, of Legislative Decree No. 58, of 24 February 1998 (the “Financial Laws Consolidation Act”), as subsequently amended and supplemented, which refers to the definition or “operatori qualificati” as defined in Article 31,

Paragraph 2, of CONSOB Regulation No. 11,522, of 1 July 1998, as subsequently amended and supplemented, or pursuant to Article 100 of the Financial Laws Consolidation and Article 33, Paragraph 1, of CONSOB Regulation n. 11,971, of 14 May 1999, as subsequently amended and supplemented and in accordance with applicable Italian laws and regulations.
      Any offer of the shares of class A common stock to professional investors in the Republic of Italy shall be made only by banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of the Consolidated Banking Act, to the extent that they are duly authorized to engage in the placement and/or underwriting of financial instruments in the Republic of Italy in accordance with the relevant provisions of the Financial Laws Consolidations Act and/or any other applicable laws and regulations and in compliance with Article 129 of the Consolidated Banking Act.
      Insofar as the requirements above are based on laws that are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.
Notice to Investors in France
      The shares of class A common stock being offered by this prospectus are being issued and sold outside the Republic of France and each underwriter severally represents, warrants and agrees that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any shares of class A common stock to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to this offering, and that such offers, sales and distributions have been made and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated 1st October, 1998.
Notice to Investors in Germany
      Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Werpaper-Verkaufsprospektgesetz, the “Act”) of the Federal Republic of Germany has been or will be published with respect to this offering. In particular, each underwriter severally represents, warrants and agrees that it has not engaged and has agreed that it will not engage in a public offering (offentliches Angebot) within the meaning of the Act with respect to any of our class A common stock otherwise than in accordance with this offering.
Notice to Investors in Hong Kong
      The shares of class A common stock may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the shares of class A common stock may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.
Notice to Investors in Japan
      The shares of class A common stock have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares of class A common stock, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
Notice to Investors in Singapore
      This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of class A common stock may not be circulated or distributed, nor may the shares of class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the shares of class A common stock are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares of class A common stock under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

NOTICE TO CANADIAN RESIDENTS
Resale Restrictions
      The distribution of shares of class A common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling stockholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares of class A common stock are made. Any resale of shares of class A common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of shares of class A common stock.
Representations of Purchasers
      By purchasing shares of class A common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling stockholders and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase shares of class A common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent;

•	the purchaser has reviewed the text above under Resale Restrictions; and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of shares of class A common stock to the regulatory authority that by law is entitled to collect the information.
      Further details concerning the legal authority for this information is available on request.
Rights of Action — Ontario Purchasers Only
      Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of shares of class A common stock, for rescission against us and the Selling Stockholders in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for shares of class A common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for shares of class A common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the Selling Stockholders. In no case will the amount recoverable in any action exceed the price at which shares of class A common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the Selling Stockholder will have no liability. In the case of an action for damages, we and the Selling Stockholders will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of shares of class A common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights
      All of our directors and officers as well as the experts named herein and the Selling Stockholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.
Taxation and Eligibility for Investment
      Canadian purchasers of shares of class A common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the class A common stock in their particular circumstances and about the eligibility of shares of class A common stock for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS
      The validity of the shares of class A common stock offered hereby and certain other legal matters will be passed upon for us by Kaye Scholer LLP, New York, New York. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.
EXPERTS
      The consolidated financial statements of Spirit Holdings as of December 29, 2005 and for the period from February 7 through December 29, 2005, included in this prospectus, have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s restatement of its financial statements as described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
      The financial statements as of June 16, 2005 and December 31, 2004, and for the period from January 1, 2005 through June 16, 2005 and for the years ended December 31, 2004 and 2003 of the Wichita Division of the Boeing Commercial Airplane Group of The Boeing Company included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the Wichita Division’s financial statements and includes an explanatory paragraph referring to the basis of presentation), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed a registration statement on Form S-1 with the Securities and Exchange Commission under the Securities Act with respect to the shares of class A common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information included in the registration statement or the schedules, exhibits and amendments to the registration statement. You should refer to the registration statement and its exhibits and schedules for further information. Statements made in this prospectus as to any of our contracts, agreements or other documents referred to are not necessarily complete. In each instance, if we have filed a copy of such contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the matter involved. Each statement regarding a contract, agreement or other document is qualified in all respects by reference to the actual document.
      You may read and copy information omitted from this prospectus but contained in the registration statement at the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. In addition, materials filed electronically with the SEC are available at the SEC’s world wide web site at http://www.sec.gov.
      Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We also intend to furnish our stockholders with annual reports containing our financial statements audited by an independent public accounting firm and quarterly reports containing our unaudited financial information. We maintain a web site at www.spiritaero.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports, filed or furnished pursuant to section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our web site as soon as reasonably practicable after this material is electronically filed with, or furnished to, the SEC. The reference to our web address does not constitute incorporation by reference of the information contained at that site.

SPIRIT AEROSYSTEMS HOLDINGS, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Consolidated Financial Statements (restated) of Spirit AeroSystems Holdings, Inc. for the periods ended June 29, 2006 (unaudited) and from February 7, 2005 (date of inception) through December 29, 2005

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Income (Loss)(restated)	F-3
Consolidated Balance Sheets (restated)	F-4
Consolidated Statements of Shareholders’ Equity (restated)	F-5
Consolidated Statements of Cash Flows (restated)	F-6
Notes to Consolidated Financial Statements (restated)	F-7 - F-43

Financial Statements of Wichita Division (a business unit of The Boeing Company) as of June 16, 2005 and December 31, 2004, and for the period from January 1, 2005 through June 16, 2005, and for the years ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm	F-44
Statement of Assets and Liabilities	F-45
Statements of Cost Center Activity	F-46
Notes to Financial Statements	F-47 - F-58

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of
Spirit AeroSystems Holdings, Inc.
      The stock split described in the Notes to the consolidated financial statements has not been consummated at October 27, 2006. When it has been consummated, we will be in a position to furnish the following report:
      “In our opinion, the accompanying consolidated balance sheet and the related consolidated statement of loss, shareholders’ equity and cash flows, present fairly, in all material respects, the financial position of Spirit AeroSystems Holdings, Inc. (the “Company”) at December 29, 2005 and the results of its operations and its cash flows for the period between February 7, 2005 (date of inception) and December 29, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.”
      As described in Note 2 to the consolidated financial statements, the Company has restated its financial statements as of December 29, 2005 and for the period between February 7, 2005 and December 29, 2005.
/s/     PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Saint Louis, Missouri
June 22, 2006, except as to Note 2
which is as of October 27, 2006

Spirit AeroSystems Holdings, Inc.
Consolidated Statements of Income (Loss)

		Period from
	Six months	February 7, 2005
	ended	(date of inception)
	June 29,	through
	2006	December 29, 2005

	(restated)	(restated)
	(Unaudited)
	($ in millions, except
	per share data)
Net revenues	$1,526.2	$1,207.6
Operating costs and expenses
Cost of sales	1,249.0	1,056.4
Selling, general and administrative	100.1	140.7
Research and development	70.5	78.3

Total costs and expenses	1,419.6	1,275.4
Operating income (loss)	106.6	(67.8)
Interest expense and financing fee amortization	(22.9)	(25.5)
Interest income	14.0	15.4
Other income, net	2.9	1.3

Income (loss) from continuing operations before income taxes	100.6	(76.6)
Provision for income taxes	(48.4)	(13.7)

Net income (loss)	$52.2	$(90.3)

Earnings (loss) per share
Basic	$0.46	$(0.80)
Diluted	$0.43	$(0.80)
The accompanying notes are an integral part of these consolidated financial statements.

Spirit AeroSystems Holdings, Inc.
Consolidated Balance Sheets

	June 29,	December 29,
	2006	2005

	(restated)	(restated)
	(Unaudited)
	($ in millions)
Current assets
Cash and cash equivalents	$125.7	$241.3
Accounts receivable — net	263.7	98.8
Inventories — net	613.4	510.7
Prepaid expenses	14.4	10.2
Deferred tax assets — current	2.9	1.1

Total current assets	1,020.1	862.1
Property, plant and equipment, net	624.7	518.8
Long-term receivable	222.6	212.5
Other assets	241.7	63.2

Total assets	$2,109.1	$1,656.6

Current liabilities
Accounts payable	$279.4	$173.7
Accrued expenses	161.6	125.6
Current portion of long-term debt	14.2	11.6
Income taxes	23.3	0.6

Total current liabilities	478.5	311.5
Long-term debt	706.7	710.0
Advance payments	400.0	200.0
Other liabilities	97.5	108.2
Deferred tax liability — non-current	2.9	1.1
Shareholders’ Equity
Preferred stock, par value $0.01, 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, Class A par value $0.01, 200,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, Class B par value $0.01; 150,000,000 shares authorized, 123,885,279 (unaudited) and 122,670,336 shares issued and outstanding, respectively	1.2	1.2
Additional paid-in capital	437.4	410.7
Accumulated other comprehensive income	23.0	4.2
Accumulated deficit	(38.1)	(90.3)

Total shareholders’ equity	423.5	325.8

Total liabilities and shareholders’ equity	$2,109.1	$1,656.6

The accompanying notes are an integral part of these consolidated financial statements.

Spirit AeroSystems Holdings, Inc.
Consolidated Statements of Shareholders’ Equity

	Class B				Accumulated
	Common Stock				Other
				Additional	Comprehensive	Accumulated		Comprehensive
	Shares		Amount	Paid-in Capital	Income	Deficit	Total	Income/(Loss)

	($ in millions)
Initial capitalization — February 7, 2005	100	(1)	—	—
Cancellation of shares(1)	(100)		—	—
Equity issuance to investors	112,500,000		1.1	368.9			370.0
Net loss (restated)						(90.3)	(90.3)	(90.3)
Unrealized gain on cash flow hedges					4.2		4.2	4.2
Employee equity awards (restated)	8,476,464		0.1	18.5			18.6
Non-employee equity awards (restated)	435,000		—	0.6			0.6
Equity issuances to management (restated)	1,258,872		—	13.7			13.7
Supplemental executive retirement plan conversion (restated)	—		—	9.0			9.0

Balance — December 29, 2005 (restated)	122,670,336		$1.2	$410.7	$4.2	$(90.3)	$325.8	$(86.1)
Net income (restated) (unaudited)						52.2	52.2	52.2
Unrealized gain on cash flow hedges (restated) (unaudited)					13.1		13.1	13.1
Employee equity awards (restated) (unaudited)	1,064,943		—	21.4			21.4
Non-employee equity awards (restated) (unaudited)	—		—	2.9			2.9
Equity issuances to management (restated) (unaudited)	150,000		—	2.4			2.4
Cumulative translation adjustment	—		—	—	5.7		5.7	5.7

Balance — June 29, 2006 (restated) (unaudited)	123,885,279		$1.2	$437.4	$23.0	$(38.1)	$423.5	$(15.1)

(1)	Issued as common stock without designation as to class. Shares were cancelled as of June 16, 2005.
The accompanying notes are an integral part of these consolidated financial statements.

Spirit AeroSystems Holdings, Inc.
Consolidated Statements of Cash Flows

		Period from
		February 7, 2005
	Six Months	(Date of Inception)
	Ended	through
	June 29, 2006	December 29, 2005

	(restated)	(restated)
	(Unaudited)
	($ in millions)
Operating activities
Net income (loss)	$52.2	$(90.3)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation expense	14.2	28.6
Amortization expense	4.0	3.3
Accretion of long-term receivable	(10.1)	(9.7)
Stock compensation expense	26.3	34.7
Changes in assets and liabilities, net of acquisition
Accounts receivable	(101.2)	(88.4)
Inventories	(53.2)	(31.4)
Other current assets	(3.6)	1.3
Accounts payable and accrued liabilities	92.8	163.4
Customer advance from Boeing	200.0	200.0
Other	(8.8)	12.3

Net cash provided by operating activities	212.6	223.8

Investing Activities
Financial derivatives	2.0	—
Purchase of property, plant and equipment	(180.0)	(144.6)
Acquisition of business, net of cash acquired	(145.4)	(885.7)

Net cash used in investing activities	(323.4)	(1,030.3)

Financing Activities
Proceeds from issuance of debt	—	700.0
Debt issuance costs	—	(21.4)
Payments on debt	(5.4)	(5.0)
Equity contributions from shareholders	—	370.0
Executive stock investments	0.5	4.2

Net cash (used in) provided by financing activities	(4.9)	1,047.8

Effect of exchange rate changes on cash and cash equivalents	0.1	—

Net (decrease) increase in cash and cash equivalents for the period	(115.6)	241.3
Cash and cash equivalents, beginning of period	241.3	—

Cash and cash equivalents, end of period	$125.7	$241.3

Supplemental Information
Interest paid	$24.6	$28.1
Income taxes paid	$17.8	$8.5
Appreciation of financial instruments	$13.1	$4.2
Property acquired through capital leases	$4.0	$26.7
The accompanying notes are an integral part of these consolidated financial statements.

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements
($ in millions other than per share and per hour amounts)

1.	Nature of Business
      Spirit AeroSystems Holdings, Inc. (“Holdings”) was incorporated in the state of Delaware on February 7, 2005, and commenced operations on June 17, 2005 through the acquisition of The Boeing Company’s (“Boeing”) operations in Wichita, Kansas, Tulsa, Oklahoma and McAlester, Oklahoma (See Note 3). Holdings is majority owned by Onex Corporation of Toronto, Canada and provides manufacturing and design expertise in a wide range of products and services for aircraft original equipment manufacturers and operators through its subsidiary, Spirit AeroSystems, Inc. (“Spirit” or the “Company”). In April 2006, Holdings acquired the aerostructures division of BAE Systems (Operations) Limited (“BAE Aerostructures”), which builds structural components for Airbus, Boeing and Raytheon. Prior to this acquisition, Holdings essentially sold all of its production to Boeing. The Company has its headquarters in Wichita, Kansas, with manufacturing facilities in Tulsa and McAlester, Oklahoma and Prestwick, Scotland as well as Wichita. The principal offices of BAE Aerostructures are located in Samlesbury, England.
      Spirit is the majority participant in the Kansas Industrial Energy Supply Company (KIESC), a tenancy in common with other Wichita companies established to purchase natural gas.

2.	Restatement of Previously Reported Financial Statements
      In conjunction with Holdings’ initial public offering, Holdings and its board of directors reassessed the fair market values ascribed for financial accounting purposes to common stock purchased by management as well as restricted stock awards issued to employees under their Executive Incentive, Short Term Incentive and Long Term Incentive Plans and to directors under the Director Stock Plan in fiscal 2005 and through June 29, 2006. Holdings adjusted the fair values ascribed to these equity awards for financial accounting purposes to the fair value of its underlying equity using appraisals and valuations of the underlying net assets and other data necessary to reasonably estimate such value on a per share basis at the various grant dates. As a result, Holdings calculated additional stock compensation expense necessary to be recognized in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 123(R), Share Based Payment, as a result of this change in valuation. Accordingly, Holdings has restated its financial statements as of June 29, 2006 and December 29, 2005 and for the periods then ended to reflect the additional stock compensation expense and related tax impact had these equity awards been recorded at their currently estimated fair values. Holdings also recorded the entries that had previously remained as unadjusted differences at December 29, 2005 resulting in a discrete non-cash charge to pre-tax earnings of $0.8 for the period from inception (February 7, 2005) through December 29, 2005 and a non-cash increase to pre-tax earnings of $1.2 for the six-month period ending June 29, 2006. The fair market value reassessment portion of the restatement resulted in an additional non-cash charge to Selling, general and administrative expense of $30.5, and a corresponding increase in Net loss of $30.5 for the period from inception (February 7, 2005) through December 29, 2005 and an additional non-cash charge to Selling, general and administrative expense of $19.0, an increase in Provision for income taxes of $5.0 and a reduction of Net income by $24.0 for the six-month period ending June 29, 2006. The tables below summarize the adjustments to Holdings’ fiscal 2005 financial statements as well as its financial statements as of and for the six-month period ending June 29, 2006.

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)
      The following table presents the effect of the change in valuation on stock compensation expense by year both historically and for future periods:

	Period from	Period from	Period from
	June 17,	December 30,	June 30,
	2005	2005	2006
	through	through	through	For the years ending December 31,
	December 29,	June 29,	December 31,
	2005	2006	2006	2007	2008	2009	2010	2011	Total

As previously reported(1)	4.2	7.3	7.1	4.1	2.5	1.3	0.4	—	26.9
As restated	34.7	26.3	28.0	25.5	14.6	8.0	2.9	0.2	140.2

Difference	30.5	19.0	20.9	21.4	12.1	6.7	2.5	0.2	113.3

(1)	Beyond the period ending June 29, 2006, the presented figures represent the estimated future spread of the original calculated fair values. The values presented for the period from June 17, 2005 through December 29, 2005 and the period from December 30, 2005 through June 29, 2005 are the amounts that were previously presented in the statements of cash flows.
      The following table shows the effect of the restatement on the affected captions in the Company’s statements of income:

	Six Months Ended June 29,		Period from February 7, 2005
	2006 (Unaudited)		through December 29, 2005

	As Previously		As Previously
	Reported	As Restated	Reported	As Restated

Net revenues	$1,525.4	$1,526.2	$1,208.4	$1,207.6
Cost of sales	$1,249.0	$1,249.0	$1,056.8	$1,056.4
Selling, general and administrative	$81.1	$100.1	$110.2	$140.7
Operating income (loss)	$124.8	$106.6	$(36.9)	$(67.8)
Interest expense and financing fee amortization	$(23.3)	$(22.9)	$(25.1)	$(25.5)
Income (loss) from continuing operations before income taxes	$118.4	$100.6	$(45.3)	$(76.6)
Provision for income taxes	$(43.4)	$(48.4)	$(13.9)	$(13.7)
Net income (loss)	$75.0	$52.2	$(59.2)	$(90.3)
Earnings (loss) per share
Basic(a)	$0.65	$0.46	$(0.52)	$(0.80)
Diluted(a)	$0.54	$0.43	$(0.52)	$(0.80)

(a)	The previously reported numbers have been adjusted for 3-for-1 stock split.

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)
      The following table shows the effect of the restatement on the affected captions in the Company’s balance sheets:

	Six Months Ended June 29,		Period from February 7, 2005
	2006 (Unaudited)		through December 29, 2005

	As Previously		As Previously
	Reported	As Restated	Reported	As Restated

Accounts receivable — net	$263.7	$263.7	$99.6	$98.8
Inventory — net	$613.5	$613.4	$505.7	$510.7
Prepaids — net	$14.8	$14.4	$10.6	$10.2
Deferred tax asset — current	$4.6	$2.9	$2.3	$1.1
Total current assets	$1,022.3	$1,020.1	$859.5	$862.1
Other assets	$241.5	$241.7	$63.5	$63.2
Total assets	$2,111.1	$2,109.1	$1,654.3	$1,656.6
Accounts payable	$279.4	$279.4	$168.7	$173.7
Accrued expenses	$162.3	$161.6	$126.3	$125.6
Income Taxes	$19.7	$23.3	$0.8	$0.6
Total current liabilities	$475.6	$478.5	$307.4	$311.5
Other liabilities	$96.3	$97.5	$108.2	$108.2
Deferred tax liability — non-current	$4.6	$2.9	$2.3	$1.1
Additional paid-in capital	$388.7	$438.2	$381.0	$411.5
Retained earnings/(accumulative deficit)	$15.8	$(38.1)	$(59.2)	$(90.3)
Total shareholders’ equity	$427.9	$423.5	$326.4	$325.8
Total liabilities and shareholders’ equity	$2,111.1	$2,109.1	$1,654.3	$1,656.6
      The following table shows the effect of the restatement on the affected captions in the Company’s statements of cash flows:

	Six Months Ended June 29,		Period from February 7, 2005
	2006 (Unaudited)		through December 29, 2005

	As Previously		As Previously
	Reported	As Restated	Reported	As Restated

Net income (loss)	$75.0	$52.2	$(59.2)	$(90.3)
Amortization expense	$4.4	$4.0	$3.0	$3.3
Stock compensation expense	$7.3	$26.3	$4.2	$34.7
Accounts receivable	$(100.4)	$(101.2)	$(89.2)	$(88.4)
Inventories	$(58.2)	$(53.2)	$(26.4)	$(31.4)
Other current assets	$(4.1)	$(3.6)	$(0.3)	$1.3
Accounts payable and accrued liabilities	$94.0	$92.8	$159.3	$163.4
Other	$(9.5)	$(8.8)	$13.5	$12.3
Net cash provided by operating activities	$212.6	$212.6	$223.8	$223.8

3.	Summary of Significant Accounting Policies

Unaudited Interim Results
      The accompanying consolidated balance sheet as of June 29, 2006 and the consolidated statements of income, of shareholders’ equity and of cash flows for the six months ended June 29, 2006 are unaudited. The unaudited consolidated interim financial statements have been prepared in accordance with accounting

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)
principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles. In the opinion of management, the accompanying interim financial statements contain all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the results of operations for the interim period. The financial data and other information disclosed in these notes to the consolidated financial statements related to the six months ended June 29, 2006 are unaudited. The results of operations for the six months ended June 29, 2006 are not necessarily indicative of the results for the full year. The interim financial statements should be read in conjunction with the audited consolidated financial statements, including the notes thereto, for the period from February 7, 2005 (date of inception) through December 29, 2005.

Basis of Presentation
      The consolidated financial statements include Spirit’s financial statements and the financial statements of its majority owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany balances and transactions have been eliminated in consolidation.

Acquisition of Spirit
      Onex Corporation and Onex Partners LP, an affiliate of Onex Corporation (collectively referred to as “Onex” or the “Parent”) formed Spirit AeroSystems Holdings, Inc. (formerly Mid-Western Aircraft Systems Holdings, Inc.), for the purpose of acquiring various assets and liabilities of certain operating divisions of Boeing, in accordance with an acquisition agreement dated February 22, 2005, as amended. The stockholders initially capitalized Holdings by acquiring Holdings’ stock for approximately $375, which was contributed as capital to Spirit.
      Spirit acquired the assets and liabilities through proceeds from the initial capitalization and the $875 credit agreement described in Note 9. Spirit commenced operations upon closing. At acquisition, Spirit entered into long-term agreements with Boeing to supply components for all of Boeing’s existing B737, B747, B767 and B777 platforms and the new B787 platform. In connection with the acquisition, Boeing provided the Company with a delayed draw term loan facility of up to $150, also described in Note 9.
      Spirit accounted for the acquisition as a purchase in accordance with the provisions of SFAS No. 141, Business Combinations, and recorded the assets acquired and liabilities assumed based upon fair value of the consideration paid, which is summarized in the following table.

Cash payment to Boeing	$903.9
Direct costs of the acquisition	20.2
Less:
Consideration to be returned from Boeing for sale of capital assets	(202.8)
Consideration to be returned from Boeing for transition costs	(30.0)
Working capital settlement	(19.0)

Total consideration	$672.3

      Spirit acquired the assets and liabilities in a negotiated, arms-length transaction. A significant factor that may have influenced the determination of the purchase price was the potential risk of success of the business as a stand alone entity. The risk of success of the business was tied to the uncompetitive cost structure associated with the purchased assets, in particular, the cost of labor and corporate overhead.

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)
Following the acquisition, the Company was able to achieve substantial cost reductions by renegotiating labor contracts, reducing pension and fringe benefit costs and utilizing strategic sourcing to lower the cost of procuring raw materials and certain internal processes. At the time of the acquisition, it was unknown whether the Company would be successful in achieving cost savings with respect to these items.
      For income tax purposes, Spirit allocated the purchase price under IRC Sec. 1060 and applied deferred taxes against any differences in the book and tax bases of the acquired assets and assumed liabilities, resulting in a net deferred tax asset. In accordance with SFAS No. 109, Accounting for Income Taxes, a full valuation allowance was provided against the net deferred tax assets existing at the June 17, 2005 opening balance sheet date.
      Direct costs of the acquisition include professional fees paid to outside advisors for investment banking, legal, tax, due diligence, appraisal and valuation services.
      In connection with the acquisition, Boeing is required to make future non-interest bearing payments to Spirit in amounts of $45.5, $116.1 and $115.4 in 2007, 2008 and 2009, respectively, attributable to the acquisition of title of various tooling and other capital assets to be determined by Spirit. Spirit will retain usage rights and custody of the assets for their remaining useful lives without compensation to Boeing. Since Spirit retains the risks and rewards of ownership to such assets, Spirit recorded such amounts as consideration to be returned from Boeing at net present value of approximately $203. The initial amount will be accreted as interest income until payments occur and is recorded as a component of other assets. The accretion of interest income was approximately $9.7 in fiscal 2005 and approximately $10.1 for the six months ended June 29, 2006.
      In connection with the acquisition, Boeing made payments totaling $30 through June 2006 for Spirit’s costs of transition to a newly formed enterprise. Since Spirit had no obligations under this arrangement, such amounts were recorded as consideration to be returned from Boeing. These payments were not discounted as they were realized within one year of closing.
      In accordance with the acquisition agreement, Boeing reimbursed the Company in fiscal 2005 approximately $19 for the contractually determined working capital settlement.

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)
      The fair value of the various assets acquired and liabilities assumed were determined by management. The fair value of the net assets acquired exceeded the total consideration for the acquisition by approximately $739.1. The excess (negative goodwill) was allocated on a pro rata basis to long-lived assets and resulted in the final purchase price allocation as follows:

		Pro-rata
	Fair	Allocation of	Book
	Value,	Excess of	Value,
	June 16,	Fair Value	June 16,
	2005	Over Cost	2005

Cash	$1.3	$—	$1.3
Accounts receivable	0.3		0.3
Inventories	479.2		479.2
Other current assets	0.3		0.3
Property, plant and equipment	902.3	(671.2)	231.1
Intangible assets	85.2	(67.9)	17.3
Other assets	6.8		6.8
Pension asset	101.2		101.2
Accounts payable and accrued liabilities	(130.2)		(130.2)
Pension and post-retirement liabilities	(35.0)		(35.0)

Net assets acquired	$1,411.4	$(739.1)	$672.3

      On May 30, 2006, the Company’s defined benefit pension trust received $60.7 from Boeing’s defined benefit pension trust, representing the final transfer of pension assets in accordance with the acquisition agreement. This transfer, which was based on final actuarial and other valuation data completed in 2006, exceeded the original estimate calculated in 2005, which was based on preliminary actuarial and other valuation data. As a result, adjustments were recorded in June 2006 to eliminate the defined pension liability, record a prepaid pension asset, and adjust the book value of property, plant and equipment and intangible assets as of June 17, 2005. As a result of these adjustments, a cumulative catch-up adjustment was recorded to the statement of operations in June 2006 to reflect higher pension income and lower depreciation and amortization expense.
      In connection with the acquisition, Boeing paid Spirit $200 in advances in June 2005 to be applied against future B787 shipset deliveries, which is a component of long-term liabilities. Additional advance payments of $200 have been paid by Boeing to Spirit through June 29, 2006, and advance payments of $200 and $100 will be paid to Spirit in the remainder of 2006 and 2007, respectively. These advance payments will be applied to the first five hundred B787 shipsets purchased by Boeing at the rate of $1.4 per shipset. If Boeing does not take delivery of five hundred shipsets, the remaining balance of the advance payments will be first applied against any outstanding payments due to Spirit by Boeing for other B787 costs. Any remaining balance will be repaid to Boeing on December 15 each year at a prorated rate of $84 per year until any remaining balance of the advance payment has been recovered.

Acquisition of BAE Aerostructures
      On April 1, 2006, the Company completed its purchase of BAE Aerostructures’ operations in Prestwick, Scotland and Samlesbury, England for a cash purchase price of approximately $145.7 and the assumption of certain normal course liabilities (including accounts payable of approximately $57.8), financed with available cash balances. The purpose of the acquisition was to diversify the Company’s revenue base and accelerate growth. The production facilities build structural components for Airbus

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)
models A320, A330, A340 and the A380, as well as Boeing models B767 and B777 and the Raytheon Hawker 800XP. The acquisition of the European unit gave the Company an additional 814 employees all of which are located in the United Kingdom. The European unit is known as Spirit AeroSystems (Europe) Limited (Spirit Europe).
      Spirit accounted for the acquisition as a purchase in accordance with the provisions of SFAS No. 141, Business Combinations, and recorded the assets acquired and liabilities assumed based upon the fair value of the consideration paid, which is summarized in the following table:

Cash payment to BAE Systems	$139.1
Direct costs of the acquisition	3.6
Working capital settlement	3.0

Total consideration	$145.7

      The acquisition of BAE Aerostructures was negotiated in an arms-length transaction. Factors that may have influenced the determination of the purchase price include the expected duration of production of the A320 and risks associated with the ramp-up in production of the A380.
      Direct costs of the acquisition are estimated, and include professional fees paid to outside advisors for investment banking, legal, tax, due diligence, appraisal and valuation services. The above purchase price will be adjusted as direct costs of the acquisition are finalized.
      The fair value of the various assets acquired and liabilities assumed was determined by management based on valuations performed by an independent third party. The fair value of the net assets acquired exceeded the total consideration for the acquisition by approximately $22.4. The excess (negative goodwill) was allocated on a pro-rata basis to long-lived assets and resulted in the preliminary purchase price allocation as follows:

		Pro-rata
		Allocation of
		Excess of
	Fair Value	Fair Value	Book Value
	April 1, 2006	Over Cost	April 1, 2006

Cash	$0.3	$—	$0.3
Accounts receivable	61.3		61.3
Inventories	45.7		45.7
Other current assets	—		—
Property, plant and equipment	90.3	(15.4)	74.9
Intangible assets (customer relationships)	40.8	(7.0)	33.8
Currency hedge assets	11.1		11.1
Accounts payable and accrued liabilities	(57.8)		(57.8)
Pension liabilities	(19.1)		(19.1)
Warranty liabilities	(2.8)		(2.8)
Currency hedge liabilities	(1.7)		(1.7)

Net assets acquired	$168.1	$(22.4)	$145.7

      The Company expects to finalize the purchase price allocation for Spirit Europe prior to the end of 2006 and does not expect significant adjustments to the preliminary allocation noted above.
      The following are the Company’s unaudited pro forma consolidated results of operations, assuming the BAE acquisition occurred on January 1, 2006 for the current period and on July 1, 2005 for the prior period. The BAE acquisition occurred on April 1, 2006, therefore the actual results of operations for the

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)
acquired entity, Spirit Europe, are included for the time period from April 1, 2006 to June 29, 2006 within the six months ended June 29, 2006 presented below.

		Period from
		June 17,
	Six Months	2005
	Ended	through
	June 29,	December 29,
	2006	2005

Net sales	$1,622.6	$1,394.7
Cost of sales	$1,340.5	$1,240.7
Net income (loss)	$54.7	$(95.4)
     Use of Estimates
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and assumptions.
      The results of operations during the six months ended June 29, 2006 include the favorable impact of cumulative catch-up adjustments of $48.6 resulting from revised contract accounting estimates, primarily as a result of lower estimates of fringe benefit and depreciation and amortization costs. In the first quarter of 2006, the Company implemented new fringe benefit cost estimates to reflect the impact of increased employment levels to support rising production rates and its benefit cost experience to that point in time. In the second quarter of 2006, the Company raised its estimate of pension income and lowered its estimates of depreciation and amortization costs to reflect the final pension asset transfer received from Boeing in May 2006. Total cumulative catch-up adjustments recorded in the first quarter were $33.6, and total cumulative catch-up adjustment recorded in the second quarter were $15.0, of which $10.0 related to revenues recorded in 2005.
     Revenue Recognition
      A significant portion of Spirit’s revenues are under long-term, volume-based pricing contracts, requiring delivery of products over several years.
      Spirit recognizes revenue under the contract method of accounting and records sales and profits on each contract in accordance with the percentage-of-completion method of accounting, using the units of delivery method. The Company follows the guidelines of American Institute of Certified Public Accounting Statement of Position 81-1 (“SOP 81-1”), Accounting for Performance of Construction-Type and Certain Production-Type Contracts (the contract method of accounting). The contract method of accounting involves the use of various estimating techniques to project costs at completion and includes estimates of recoveries asserted against the customer for changes in specifications. These estimates involve various assumptions and projections relative to the outcome of future events, including the quantity and timing of product deliveries. Also included are assumptions relative to future labor performance and rates, and projections relative to material and overhead costs. These assumptions involve various levels of expected performance improvements. The Company reevaluates its contract estimates periodically and reflects changes in estimates in the current and future periods, and uses the cumulative catch-up method of accounting for revisions in estimates of total revenue, total costs or extent of progress on a contract.
      For revenues not recognized under the contract method of accounting, Spirit recognizes revenues from the sale of products at the point of passage of title, which is generally at the time of shipment. Shipping

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)
and handling costs are included in cost of sales. Revenues earned from providing maintenance services including any contracted research and development are recognized when the service is complete or other contractual milestones are attained.
      Since Boeing retained title to tooling assets and provides such tooling to Spirit at no cost, the Company treats the amortization of Boeing-owned tooling as a reduction to revenues as required by EITF 01-9. The Company recognized $3.5 and $12.3 as a reduction to net revenues for the periods ended June 29, 2006 and December 29, 2005, respectively. The Company expects to recognize the following amounts as reduction to net revenues each of the next five years.

2006	$8.7
2007	13.9
2008	13.9
2009	8.9
2010	2.0
     Research and Development
      Research and development includes costs incurred for experimentation, design and testing and are expensed as incurred as required under the provisions of SFAS No. 2, Accounting for Research and Development Costs.
     Cash and Cash Equivalents
      Cash and cash equivalents represent all highly liquid investments with original maturities of three months or less.
     Accounts Receivable
      Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company determines an allowance for doubtful accounts based on a review of outstanding receivables. Account balances are charged off against the allowance after the potential for recovery is considered remote. The Company’s allowance for doubtful accounts was approximately $0.6 at each of June 29, 2006 and December 29, 2005.
     Inventories
      Raw materials are stated at lower of cost (principally on an actual or average cost basis) or market. Inventoried costs relating to long-term contracts are stated at the actual production costs, including manufacturing and engineering overhead incurred to date reduced by amounts identified with revenue recognized on units delivered. The costs attributed to units delivered under long-term contracts are based on the estimated average cost of all units expected to be produced and are determined under the learning curve concept which anticipates a predictable decrease in unit costs as tasks and production techniques become more efficient through repetition. This usually results in an increase in inventory (referred to as “excess-over-average” or “deferred production costs”) during the early years of a contract. These costs are deferred only to the extent the amount of actual or expected excess-over-average is reasonably expected to be fully offset by lower than average costs in future periods of a contract. If in-process inventory plus estimated costs to complete a specific contract exceed the anticipated remaining sales value of such contract, such excess is charged to cost of sales in the period the loss becomes known, thus reducing inventory to estimated realizable value. Costs in inventory include amounts relating to contracts with long production cycles, some of which are not expected to be realized within one year.

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)
      The Company reviews its general stock materials and spare parts inventory each quarter to identify impaired inventory, including excess or obsolete inventory, based on historical sales trends and expected production usage. Impaired inventories are written off as an expense to cost of sales in the period identified.
     Property, Plant and Equipment
      Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is applied using a straight-line method over the useful lives of the respective assets as described in the following table:

Estimated Useful life

Land improvements	20 years
Buildings	40 years
Machinery and equipment	3-11 years
Tooling — Airplane program — B787	5-20 years
Tooling — Airplane program — all others	2-10 years
      Interest costs associated with construction in progress are capitalized until the assets are completed and ready for use. Repair and maintenance costs are expensed as incurred.
     Intangible Assets
      Intangible assets are recorded at estimated fair value and are comprised of patents, favorable leasehold interests, and customer relationships that are amortized on a straight-line basis over their estimated useful lives, ranging from 6 to 16 years for patents, 14 to 24 years for favorable leasehold interests, and 8 years for customer relationships.
     Impairment or Disposal of Long-Lived Assets
      Spirit reviews capital and intangible assets (long-lived assets) for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Under the standard, assets must be classified as either held-for-use or available-for-sale. An impairment loss is recognized when the carrying amount of an asset that is held for use exceeds the projected undiscounted future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is measured by discounted cash flows when quoted market prices are not available. For assets available-for-sale, an impairment loss is recognized when the carrying amount exceeds the fair value less cost to sell.
     Deferred Financing Costs
      Costs relating to long-term debt are deferred and included in long-term assets. These costs are amortized over the term of the related debt or debt facilities, and are included as a component of interest expense.
     Financial Instruments
      Spirit enters into interest rate swap agreements related to its variable interest rate debt. To the extent the agreements qualify for hedge accounting treatment they are accounted for following SFAS No. 133, Accounting for Derivative Instruments and Certain Hedging Activities and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133.

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)
SFAS Nos. 133 and 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values.
      In April 2006, the Company acquired the aerostructures division of BAE Systems headquartered in Prestwick, Scotland. The functional currency of BAE Aerostructures is the British pound sterling with approximately 80% of revenue from contracts denominated in British pounds. These contracts expose the Company to the effects of changes in foreign currency exchange rates. To reduce the risks associated with the changes in exchange rates, the Company acquired foreign currency exchange contracts to purchase British pounds sterling with maturity dates that approximate the receipt of U.S. dollars, net of U.S. dollar obligations. In accordance with FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, the foreign currency exchange contracts are being accounted for as cash flow hedges.
     Income Taxes
      Income taxes are accounted for in accordance with SFAS No. 109. Deferred income tax assets and liabilities are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recorded to reduce deferred income tax assets to an amount that, in the opinion of management, will ultimately be realized. The effect of changes in tax rates is recognized during the period in which the rate change occurs.
      The Company records an income tax expense or benefit based on the net income earned or net loss incurred in each tax jurisdiction and the tax rate applicable to that income or loss. In the ordinary course of business, there are transactions for which the ultimate tax outcome is uncertain. The final tax outcome of these matters may be different than the estimates originally made by management in determining the income tax provision. A change to these estimates could impact the effective tax rate and, subsequently, net income or net loss.
      The Company files a U.S. consolidated federal income tax return. Under the terms of an informal tax sharing arrangement, the amount of the cumulative tax liability of each member shall not exceed the total tax liability as computed on a separate return basis.
     Stock-Based Compensation and Other Share-Based Payments
      The Company’s employees are participants in various stock compensation plans. The Company accounts for stock option plans, restricted share plans and other stock-based payments in accordance with SFAS No. 123(R), Share-Based Payment. The expense attributable to the Company’s employees is recognized over the period the amounts are earned and vested, as described in Note 12.
     Warranty
      Provisions for estimated expenses related to product warranties are made at the time products are sold. These estimates are established using historical information on the nature, frequency and average cost of warranty claims. The Company’s provision for warranty expenses at June 29, 2006 and December 29, 2005 is $6.6 and $0.9, respectively.
     Fiscal Year End
      The Company’s fiscal year ends on December 29, 2005, and will end on December 31 each year thereafter. Both Holdings’ and the Company’s fiscal quarters end on the Thursday closest to the calendar quarter end. The Company’s 2005 results include the period from inception (February 7, 2005) through December 29, 2005 and the Company’s results for the first half of 2006 include the six months ended June 29, 2006.

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)
     Derivatives
      The Company accounts for derivative financial instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and SFAS No. 138, Accounting for Certain Derivatives and Certain Hedging Activities — an amendment of SFAS No. 138. Under SFAS No. 133 and 138, derivatives are carried on the balance sheet at their respective fair values.
     New Accounting Standards
      In May 2005, FASB issued SFAS No. 154, Accounting Changes and Error Corrections — a Replacement of APB Opinion No. 20 and FASB Statement No. 3, effective for accounting changes and correction of errors made in fiscal years after December 15, 2005. SFAS No. 154 requires retrospective application of changes in accounting principles to prior period financial statements, unless it is impractical to determine the period-specific effects of the cumulative effect of the change. The Company does not expect the adoption of SFAS No. 154 to have a material impact on the Company’s consolidated financial statements.
      In February 2006, FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments, which amends SFAS No. 133 and SFAS No. 140, and improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and simplifies the accounting for those instruments. SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company has not issued or acquired the hybrid instruments included in the scope of SFAS No. 155 and does not expect the adoption of SFAS No. 155 to have a material impact on the Company’s financial condition, results of operations or cash flows.
      In March 2006, FASB issued SFAS No. 156, Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140. SFAS No. 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. SFAS No. 156 is effective as of the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company does not expect the adoption of SFAS No. 156 to have a material impact on the Company’s financial condition, results of operations or cash flows.
      In June 2006, FASB issued FASB Interpretation No. 48, or FIN 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, effective for fiscal years beginning after December 15, 2006. FIN 48 prescribes the minimum recognition threshold a tax position must meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company is reviewing the effect of the adoption of FIN 48 and has yet to determine the impact on the Company’s consolidated financial statements.
      In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy as defined in the standard. Additionally, companies are required to provide enhanced disclosure regarding financial instruments in one of the categories (level 3), including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS No. 157 is effective for financial statements issued for fiscal

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)
years beginning after November 15, 2007, and interim periods within those fiscal years. We believe that the adoption of SFAS No. 157 will not have a material impact on our consolidated financial statements.
      On September 29, 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 123(R). The standard will require the Company to:

•	Recognize the funded status of the Company’s defined benefit plans in its consolidated financial statements.

•	Recognize as a component of other comprehensive income any actuarial gains and losses and prior service costs and credits that arise during the period but are not immediately recognized as components of net periodic benefit cost.

•	Measure defined benefit plan assets and obligations as of the Company’s fiscal year end.

•	Disclose in the notes to the financial statements additional information about certain effects on net periodic cost for the subsequent fiscal year that arise from delayed recognition of gains or losses, prior to service costs or credits, and transition asset or obligation.

      The standard is effective for fiscal years ending after December 15, 2006. The Company is evaluating the impact to its liabilities for pension and post retirement benefits and other comprehensive income (loss).

4.	Inventories
      Inventories are summarized as follows:

	June 29,	December 29,
	2006	2005

	(restated)	(restated)
	(Unaudited)
Raw materials	$194.2	$119.1
Work-in-progress	419.2	391.6

Total inventories	$613.4	$510.7

      Inventories as of December 29, 2005 are summarized by platform as follows:

Company
Inventory

(restated)
B737	$243.8
B747	60.9
B767	16.2
B777	126.5
Other in-process inventory related to long-term contracts and other programs(1)	63.3

Balance December 29, 2005	$510.7

(1)	Contracted non-recurring services for certain derivative aircraft programs to be paid by OEM, plus miscellaneous other work-in-progress.
      At June 29, 2006 and December 29, 2005, inventories included deferred production costs of approximately $15.9 and $0.0 representing the excess of costs incurred over estimated average costs per

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)
Boeing shipset for the 338 and 155 Boeing shipsets delivered since inception through June 29, 2006 and December 29, 2005, respectively. Recovery of the deferred production costs is dependent on the number of shipsets ultimately sold and actual selling prices and production costs associated with future production. Sales significantly under estimates or costs significantly over estimates could result in the realization of losses on these contracts in future periods.

5.	Property, Plant and Equipment
      Property, plant and equipment, net consists of the following:

	June 29,	December 29,
	2006	2005

	(Unaudited)
Land (including improvements)	$18.5	$18.8
Buildings	100.0	116.0
Machinery and equipment	100.2	121.8
Tooling	137.3	121.6
Construction in progress	311.6	169.2

Total	667.6	547.4
Less: accumulated depreciation	(42.9)	(28.6)

Property, plant and equipment, net	$624.7	$518.8

6.	Long-Term Receivable
      As discussed in Note 3, Boeing is required to make non-interest bearing payments to the Company as follows:

2007	$45.5
2008	116.1
2009	115.4

Total	$277.0

      A discount rate of 9.75 percent was used to record these payments at their estimated present value of $222.6 and $212.5 at June 29, 2006 and December 29, 2005, respectively.

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)

7.	Other Assets
      Other assets are summarized as follows:

	June 29,	December 29,
	2006	2005

	(restated)	(restated)
	(Unaudited)
Intangible assets
Patents	$2.0	$3.5
Favorable leasehold interests	15.4	27.3
Customer relationships	35.2	—

Total intangible assets	52.6	30.8
Less: accumulated amortization	(2.5)	(1.3)

Intangible assets, net	50.1	29.5
Deferred financing costs, net	20.1	22.4
Fair value of derivative instruments	31.0	6.9
Pension asset	128.5	—
Other	12.0	4.4

Total	$241.7	$63.2

      Deferred financing costs are recorded net of $4.8 and $2.6 of accumulated amortization at June 29, 2006 and December 29, 2005, respectively.
      Estimated amortization expense associated with the Company’s amortizable intangible assets for each of the next five years is as follows:

2006	$3.4
2007	$4.5
2008	$4.5
2009	$4.5
2010	$4.5

8.	Financial Instruments
      In July 2005, in connection with the execution of the credit agreement as described in Note 9, the Company entered into floating-to-fixed interest rate swap agreements with notional amounts totaling $500. The terms and fair value of the swaps are as follows:

				Effective	Fair Value,
Principal		Variable	Fixed	Fixed	December 29,
Amount	Expires	Rate	Rate	Rate	2005

$100	July 2008	LIBOR	4.24%	6.59%	$1.2
$300	July 2009	LIBOR	4.30%	6.65%	$4.2
$100	July 2010	LIBOR	4.37%	6.72%	$1.5
      The purpose of entering into these swaps was to reduce Spirit’s exposure to variable interest rates. The settlement and maturity dates are provided above. In accordance with FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, the interest rate swaps are being accounted for as cash flow hedges and the carrying value of the notes has been adjusted to reflect the fair values of the interest rate

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)
swaps. The fair value of the interest rate swaps was an asset (unrealized gain) of $17.4 and $6.9 at June 29, 2006 and December 29, 2005, respectively. The after tax impact of $10.8 and $4.2 was recorded as a component of Other Comprehensive Income for the periods ended June 29, 2006 and December 29, 2005, respectively.
      In April 2006, the Company acquired BAE Aerostructures headquartered in Prestwick, Scotland. The functional currency of BAE Aerostructures is the British pound sterling with approximately 80% of revenue from contracts denominated in British pounds. These contracts expose the Company to the effects of changes in foreign currency exchange rates. To reduce the risks associated with the changes in exchange rates, the Company acquired foreign currency exchange contracts to purchase British pounds sterling with maturity dates that approximate the receipt of U.S. dollars, net of U.S. dollar obligations. In accordance with FAS No. 133, Accounting for Derivative Instruments and Hedging Activities, the foreign currency exchange contracts are being accounted for as cash flow hedges. The fair value of the forward contracts was a net asset of $10.7 as of June 29, 2006.
      The Company, as of June 29, 2006 and December 29, 2005, did not hold any derivative instruments for trading purposes. The only derivatives that the Company transacts are interest rate swaps related to its variable interest rate on debt and foreign currency exchange contracts related to net U.S. dollar receipts in its foreign subsidiary. On the date a derivative contract is entered into, the Company designates the derivative as a hedge of the variability of cash flows to be received or paid related to the debt or foreign exchange contract, an asset or liability (cash flow hedge). For such hedges the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instruments, the item, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This process includes linking such derivatives that are designated as cash-flow hedges specific to debt liabilities on the balance sheet. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.
      Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge is recorded in Other Comprehensive Income, to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. The ineffective portion of the change in fair value of a derivative instrument that qualifies as a cash-flow hedge is reported in operations.
      Spirit discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the cash flows of the hedged item; the derivative expires or is sold, terminated or exercised; the derivative is no longer designated as a hedging instrument because it is unlikely that a forecasted transaction will occur; or management determines that designation of the derivative as a hedging instrument is no longer appropriate.
      When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the balance sheet at its fair value with subsequent changes in fair value included in earnings, and gains and losses that were accumulated in other comprehensive income are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings.

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)
      Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability of cash flows associated with variable-rate long-term debt obligations are reported in accumulated Other Comprehensive Income. Similarly, the changes in fair value of the foreign currency exchange contracts designated as cash-flow hedges are also reported in accumulated Other Comprehensive Income. These amounts related to interest rate swaps subsequently are reclassified into interest expense as a yield adjustment of the hedged interest payments in the same period in which the related interest affects earnings. Reclassification of the amounts related to the foreign currency exchange contracts are recorded to revenue in the same period in which the contract is settled. If the Company receives funds from these interest rate swaps, the amount received is classified as interest income.
      To the extent that derivatives do not qualify for hedge accounting treatment, the derivatives are marked “to market” with the changes in fair market value of the instruments reported in the current period.

9.	Debt

Credit Agreement
      In connection with the Boeing acquisition as described in Note 3, Spirit executed an $875 credit agreement with a related party (a subsidiary of Onex), that consists of a $700 senior secured term loan used to fund the acquisition and pay all related fees and expenses associated with the acquisition and the credit agreement, and a $175 senior secured revolving credit facility. The revolving credit facility was amended in March 2006 to, among other things, give Spirit a conditional right to request new or existing lenders to provide commitments to increase the amount of the revolving credit facility up to an additional $75, however, as of June 29, 2006, the Company has not requested such an increase. In addition, Spirit is required to prepay the loans annually with a percentage of its excess cash flow (as calculated in accordance with the credit agreement).
      The senior secured term loan requires quarterly principal installments of $1.75 beginning in September 2005 through December 2010, with the balance due in four equal quarterly installments of $165 in 2011. There are provisions in the agreement that require mandatory prepayments to be made with specified percentages of net cash proceeds received by Spirit and its subsidiaries from the issuance of certain equity interests, the sale of certain assets or the incurrence of additional debt not otherwise permitted under the credit agreement and certain indemnity payments. All required payments of the senior secured term loan may not exceed 25 percent of the original principal amount with a related party (a subsidiary) until after June 16, 2010. The senior secured term loan matures December 2011. The revolving facility requires the principal to be repaid at maturity in June 2010. At June 29, 2006 and December 29, 2005, $694.7 and $696.5, respectively, was outstanding under the term loan. No amounts were drawn against the revolving credit facility at either June 29, 2006 or December 29, 2005. Under the terms of the credit agreement, outstanding letters of credit reduce the amount available on the revolving credit facility. At June 29, 2006 and December 29, 2005, Spirit had $0.3 and $4.6 of outstanding letters of credit, respectively. The credit facility also allows for the use of a swingline loan with a limit of $10. This swingline loan may be used at any time for a period of five business days and bears interest based on a base rate plus 1.75 percent. No swingline loans were made at either June 29, 2006 or December 29, 2005.
      The borrowings under the term loan bear interest based on LIBOR or a base rate plus an interest rate margin of up to 2.35 percent including 0.1 percent payable to Onex Corporation (interest rates at June 29, 2006 and at December 29, 2005 were 7.42 percent and 6.51 percent, respectively), payable quarterly. In connection with the term loan, Spirit entered into interest rate swap agreements on $500 of the term loan, as described in Note 8. The borrowings under the revolving facility bear interest based on LIBOR or a base rate plus an interest rate margin of up to 2.75 percent, payable quarterly.

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)
      The lender of the senior secured term loan is a subsidiary of the Company’s parent, Onex Corporation. The loan is secured by substantially all of the Company’s assets and ranks pari passu with the revolving credit facility. The subsidiary of Onex has a loan with an identical principal amount and substantially identical repayment terms, with various third party lenders. The Onex subsidiary’s loan is also secured by substantially all of the Company’s assets. Onex and Holdings are guarantors of the Company’s credit agreement.
      The credit agreement contains customary affirmative and negative covenants, including restrictions on indebtedness, liens, type of business, acquisitions, investments, sale or transfer of assets, payment of dividends, transactions with affiliates, change in control and other matters customarily restricted in such agreements. This agreement also contains financial covenants, including a maximum total leverage ratio that decreases over time, starting at 4.5 in 2005, 4.25 in 2006, 4.0 in 2007, 3.5 in 2008, 3.0 in 2009, 2.5 in 2010 and 2.25 in 2011. The minimum interest coverage ratio increases over time starting with 3.25 in 2005 and 2006, 3.5 in 2007, 3.75 in 2008, 4.0 in 2009 and 4.25 for 2010 and 2011. Both ratios compare the respective balance to an adjusted EBITDA, which is the amount of our income (loss) from operations before depreciation and amortization expenses and other specifically identified exclusions. The financial ratios are calculated each quarter in accordance with the credit agreement. In addition to the financial ratios, the credit agreement also places limitations on annual capital expenditures. The limitations are $105, $150, $140, $140, $150, $160 and $145 for years ending December 2005 through 2011, respectively. If the total amount is not spent in any year, the amount available in the subsequent year may be increased by up to 50 percent by carrying forward the amount not used in such year. Failure to meet any of these financial covenants could be an event of default under the senior secured credit facility. The Company remained in compliance with all such covenants as of and during the six month period ending June 29, 2006 and the period ended December 29, 2005.

Boeing Delayed Draw Term Loan Facility
      In connection with the acquisition, Boeing has provided Spirit with a delayed draw term loan facility of up to $150. The delayed draw term loan facility bears interest at a rate of 90 day LIBOR (established at the end of each calendar quarter) plus 6.0 percent and is subordinate to the borrowings under the credit agreement. The delayed draw term loan facility may be drawn upon any time up to December 31, 2008 and any such borrowings would mature in June 2013. No amounts were borrowed under this delayed draw term loan facility as of June 29, 2006 and December 29, 2005.
      Under the terms of the senior secured credit facility, if the senior debt to EBITDA ratio is greater than 1.75 on September 30, 2008, then the Company must draw the entire amount of the delayed draw term loan facility by the end of that year.
      If Spirit draws on this delayed draw term loan facility, the amount drawn may not be repaid until after the senior debt is repaid. Interest on outstanding amounts will be paid at the end of each calendar quarter. The Company has granted a subordinated lien in favor of Boeing to secure its obligations under the delayed draw term facility on substantially all of the assets in which it has granted a lien in favor of the lenders under the senior secured credit facility.

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)

Principal Repayments
      The annual minimum repayment requirements for the next five years on long-term debt are as follows:

As of
June 29,
2006

2006	$5.2
2007	$7.0
2008	$7.0
2009	$7.0
2010	$7.0
Thereafter	$661.5

10.	Pension and Other Post-Retirement Benefits

Multi-Employer Pension Plan
      In connection with the collective bargaining agreement signed with the International Association of Machinists and Aerospace Workers (IAM), the Company contributes to a multi-employer defined benefit pension plan (IAM National Pension Fund). The level of contribution, as specified in the bargaining agreement, is fixed over the next five years at $1.35 per hour of employee service. The collective bargaining agreement with the International Union, United Automobile, Aerospace & Agricultural Implement Workers of America (UAW), specifies that the Company will contribute $1.20 per hour to a multi-employer defined benefit pension plan (IAM National Pension Fund) beginning in 2006. The UAW bargaining agreement provides for a $0.05 increase per hour in the contribution rate beginning in 2008, and an additional $0.05 increase per hour beginning in 2010.
      The collective bargaining agreements provided for an additional contribution by the Company of $0.30 per hour of employee service starting in 2005 to an IAM pension escrow account. In 2005, Spirit contributed $1.0. As a result of action taken by the Board of Trustees of the IAM National Pension Fund in January 2006, the IAM National Pension Fund no longer requires Spirit’s contribution and amounts contributed in 2005 were returned to the Company on May 10, 2006.

Defined Contribution Plans
      The Company contributes to a defined contribution plan available to all employees, excluding IAM and UAW represented employees. Under the plan, the Company can make a matching contribution of 75 percent of the employee contribution to a maximum 8 percent of eligible individual employee compensation. In addition, non-matching contributions based on an employee’s age and service are paid at the end of each calendar year for certain employee groups.
      The Company recorded $14.8 and $7.6 in contribution to these plans for the six months ended June 29, 2006 and for the period ended December 29, 2005, respectively.

Defined Benefit Pension Plans
      In conjunction with the acquisition agreement, the Company assumed liabilities from Boeing from a qualified defined benefit pension plan covering most employees and a plan covering supplemental benefits to certain executives. Plan benefits were “frozen” as of the acquisition date and no future service benefits are being granted under either plan.

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)
      In accordance with the acquisition agreement, 85 percent of the estimated asset transfer for the qualified plan was provided by Boeing to a Company-sponsored trust in October 2005 and a final adjustment was made in June 2006. Therefore, the asset values as of November 30, 2005 disclosed below were adjusted to reflect the combined actual initial asset transfer and an estimate of the 2006 final adjustment.
      On May 30, 2006, the Company’s defined benefit pension trust received $60.7 from Boeing’s defined benefit pension trust, representing the final transfer of pension assets in accordance with the acquisition agreement. This transfer, which was based on final actuarial and other valuation data completed in 2006, exceeded the original estimate calculated in 2005, which was based on preliminary actuarial and other valuation data. As a result, adjustments were recorded in June 2006 to eliminate the defined pension liability, record a prepaid pension asset, and adjust the book value of property, plant and equipment and intangible assets as of June 17, 2005. As a result of these adjustments, a cumulative catch-up adjustment was recorded in June 2006 to reflect higher pension income and lower depreciation and amortization expense.
      On April 1, 2006, as part of the acquisition of BAE Aerostructures, the Company established a defined benefit pension plan for those employees that had pension benefits remaining in BAE Systems’ pension plan. The plan is not open to new participants. The liability to the Company represents the cost of providing benefits in line with salary increases to the extent that future salary increases exceed the inflation adjustments applied to the benefits within the BAE Systems plan. BAE Systems will provide increases to past service benefits in line with inflation, subject to a maximum of 5% per annum compounded, and the Company’s plan is responsible for funding the difference between the BAE Systems increases and actual salary increases. The amount included for this pension plan within Other liabilities on the Company’s balance sheet is $19.3 at June 29, 2006.

Other Post-Retirement Benefit Plans
      At the acquisition date, the Company assumed liabilities from Boeing for a post-employment medical and vision plan for most employees and their eligible dependents. Employees must retire on or after age 62 with 10 years of service to be eligible for company funded coverage, with coverage ending at age 65. There were no assets or liabilities assumed from Boeing related to this plan. The cost of such benefits is recognized in the consolidated financial statements during the period employees provide service to the Company.
      The Company recorded $1.8 and $1.9 in expense associated with its other post-retirement plans for the six months ended June 29, 2006 and the period ended December 29, 2005, respectively.

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)

Obligations and Funded Status
      The Company uses a November 30 measurement date for its plans. Accordingly, the following table reconciles the funded status of both pensions and other post-retirement benefit plans for the period ended December 29, 2005 (excluding the impact of the final transfer of pension assets described above):

		Other
	Defined Benefit	Post-Retirement
	Pension Plans	Benefit Plans

Change in benefit obligation
Benefit obligation, beginning of period	$—	$—
Acquisitions	583.8	31.8
Service cost	—	1.0
Interest cost	17.4	0.9
Amendments	—	—
Actuarial losses	(58.1)	(2.5)

Benefit obligation, end of period	$543.1	$31.2

Change in plan assets
Fair value of plan assets, beginning of period	$—	$—
Acquisitions	525.0	—
Actual return on plan assets	24.4	—

Fair value of plan assets, end of period	$549.4	$—

Reconciliation of funded status
Funded status — assets minus obligation	$6.3	$(31.2)
Unrecognized actuarial loss (gain)	(59.0)	(2.4)

Net amount recognized	$(52.7)	$(33.6)

Amounts recognized in the financial statements
Prepaid benefit cost	$—	$—
Accrued benefit liability	(52.7)	(33.6)
Accumulated other comprehensive income	—	—

Net amount recognized	$(52.7)	$(33.6)

      The above recognized amounts of $52.7 and $33.6 for defined benefit pension and other post-retirement benefit plans, respectively, were included in long-term liabilities on the consolidated balance sheet at December 29, 2005.

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)
      The components of pension and other post-retirement benefit plans expense along with the assumptions used to determine benefit obligations are as follows:

		Other
	Defined Benefit	Post-Retirement
	Pension Plans	Benefit Plans

Assumptions used to determine benefit obligation for the period ended December 29, 2005
Discount rate	6 percent	5.75 percent
Expected return	8.25 percent	N/A
Salary increases	N/A	N/A

Medical assumptions
Trend assumed for next year	N/A	10 percent
Ultimate trend rate	N/A	5 percent
Year that ultimate trend rate is reached	N/A	2011

Components of benefit (income) expense
Service cost	$—	$1.0
Interest cost	17.4	0.9
Expected return on plan assets	(23.5)	—

Net benefit (income) expense	$(6.1)	$1.9

Assumptions used to determine benefit expense for the period ended December 29, 2005
Discount rate	5.5 percent	5.25 percent
Expected return	8.25 percent	N/A
Salary increases	N/A	N/A

Medical assumptions
Trend assumed for next year	N/A	11.0 percent
Ultimate trend rate	N/A	5.0 percent
Year that ultimate trend rate is reached	N/A	2011
      The Company sets the discount rate assumption annually for each of its retirement-related benefit plans as of the measurement date, based on a review of projected cash flow and a long-term high quality corporate bond yield curve. The discount rate determined on each measurement date is used to calculate the benefit obligation as of that date, and is also used to calculate the net periodic benefit (income)/cost for the upcoming plan year.
      The pension expected return on assets assumption is derived from the long-term expected returns based on the investment allocation by class specified in Spirit’s investment policy. The expected return on plan assets determined on each measurement date is used to calculate the net periodic benefit (income)/cost of the upcoming plan year.
      Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. To determine the health care cost trend rates the Company considers national health trends and adjusts for its specific plan design and locations.

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)
      A one percentage point increase in the initial through ultimate assumed health care trend rates would have increased the Accumulated Postretirement Benefit Obligation by $4.6 at December 29, 2005 and the aggregate service and interest cost components of non-pension postretirement benefit expense for 2005 by $0.3. A one-percentage point decrease would have decreased the obligation by $4.0 and the aggregate service and interest cost components of non-pension post-retirement benefit expense for 2005 by $0.2.
      The Company’s plans have asset allocations, as of December 29, 2005, as follows:

Asset Category
Equity securities — U.S.	55%
Equity securities — International	7%
Debt securities	37%
Other	1%

Total	100%

      Required pension contributions under Employee Retirement Income Security Act (ERISA) regulations are expected to be $0 in 2006 and discretionary contributions are not expected in 2006. Postretirement medical plan contributions in 2006 are not expected to exceed $0.1.
      The total benefits expected to be paid over the next 10 years from the plans’ assets or the assets of the Company, including the participants’ share of the cost, which is funded by participant contributions, is as follows:

		Other Post-
		Retirement
	Pension Plans	Benefit Plans

2006	$1.4	$—
2007	$2.7	$—
2008	$4.4	$0.1
2009	$6.6	$0.2
2010	$9.2	$0.2
2011-2015	$101.7	$13.8

11.	Capital Stock
      Upon consummation of this offering, a 3-for-1 stock split will occur. This split will affect both classes of Holdings’ common stock, including class A common stock and class B common stock. The post-split par value of our shares will remain $0.01 per share. All common share and per common share amounts in these restated consolidated financial statements have been adjusted to reflect the stock split.
      Holdings has authorized 360,000,000 shares of stock. Of that, 200,000,000 shares are Class A common stock, par value $0.01 per share, one vote per share, 150,000,000 shares are Class B common stock, par value $0.01 per share, ten votes per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.
      At June 29, 2006 and December 29, 2005, only class B common stock has been issued.
      In association with the acquisition, Spirit executives with balances in Boeing’s Supplemental Executive Retirement Plan (SERP) were authorized to purchase a fixed number of units of Holdings “phantom stock” at $3.33 per unit based on the present value of their SERP balances. Under this

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)
arrangement, 860,244 phantom units were purchased. Any payment on account of units may be made in cash and/ or shares of class B common stock at the sole discretion of Holdings.

12.	Stock Compensation
      Holdings has established various stock compensation plans which include restricted share grants and stock purchase plans.
      During the course of preparing its financial statements for the initial public offering, Holdings adjusted the fair values of the restricted stock grants issued to its employees and directors and recorded the corresponding compensation expense. Using appraisals and valuations of the underlying net assets and other data necessary to reliably estimate such value, a range of $9.72 to $16.85 per common share was calculated for those grants that occurred between June 17, 2005 and February 17, 2006. As a result of these new valuations, the stock compensation expense for the period from June 17, 2005 through December 29, 2005 was increased by $30.5 million to $34.7 million. In the first half of 2006, the higher fair values used for the 2005 and 2006 grants resulted in an increase of $19.0 million for a total of $26.3 million of stock compensation expense through June 2006. The restricted stock grants that occurred post-acquisition were limited to approximately 390,393, 74,550, 9,076,464 and 390,000 shares under the Company’s Short Term Incentive Plan, the Long Term Incentive Plan, Executive Incentive Plan and Director Stock Plan, respectively. See Note 2 to the consolidated financial statements for additional details.

Executive Incentive Plan
      Holdings’ Executive Incentive Plan is designed to provide participants with the opportunity to acquire an equity interest in the Company through direct purchase of Holdings’ Class B shares at prices established by the board of directors or through grants of Class B restricted shares with performance based vesting. The Company has the sole authority to designate either stock purchase or grants of restricted shares. The total authorized shares are 15,000,000 and the grant terminates at the end of ten years.
      Holdings has issued restricted shares as part of the Company’s long-term executive incentive plan. The restricted shares have been granted in groups of four shares. Participants do not have the unrestricted rights of stockholders until fully vested. The shares may vest upon a liquidity event, with the number of shares vested based upon a participant’s number of years of service to the Company, the portion of the investment by Onex and its affiliates liquidated through the date of the liquidity event and the return on invested capital by Onex and its affiliates through the date of the liquidity event. If no liquidity event has occurred by the 10th year, shares may vest based on a valuation of Holdings. An expense for the fair value of the award, based on the cost of each share at the time of the grant multiplied by the probability of the share vesting based on historical performance of Onex’s controlled investments, is being recorded by Holdings over a five year vesting period. Holdings expensed $18.5 and $18.6 during the periods ended June 29, 2006 and December 29, 2005, respectively. Spirit’s unamortized stock compensation related to these restricted shares is $63.6 and $72.3 at June 29, 2006 and December 29, 2005, respectively, and will be recognized using a graded vesting basis over five years.

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)
      The following table summarizes the activity of restricted shares under the Executive Incentive Plan for the periods ended December 29, 2005 and June 29, 2006:

	Shares	Value

	(Thousands)	(restated)
		(Millions)
Executive Incentive Plan
Nonvested at February 7, 2005 (date of inception)	—	$—
Granted during period	8,476	90.8
Vested during period	—	—
Forfeited during period	—	—

Nonvested at December 29, 2005	8,476	$90.8
Granted during period (unaudited)	600	9.8
Vested during period (unaudited)	—	—
Forfeited during period (unaudited)	—	—

Nonvested at June 29, 2006 (unaudited)	9,076	$100.6

Board of Directors Stock Awards
      This plan provides non-employee directors the opportunity to receive grants of restricted shares subject to certain vesting provisions. The maximum aggregate number of shares that may be granted to participants is 3,000,000 shares.
      As part of their overall compensation package, Holdings restricted stock valued at $5.8 was granted to the Spirit board of directors. These shares vest upon the achievement of certain performance conditions and the occurrence of a liquidity event. If participants cease to serve as directors within a year of the grant, the restricted shares are forfeited. In addition, any remaining restricted shares are forfeited five years after a participant ceases to serve as a director. Holdings expensed $2.9 and $0.2 during the periods ended June 29, 2006 and December 29, 2005, respectively. The unamortized stock compensation relating to this grant is $2.7 and $5.6 at June 29, 2006 and December 29, 2005, respectively, all of which will be recognized in 2006.

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)
      The following table summarizes stock grants to members of the Spirit board of directors for the periods ended December 29, 2005 and June 29, 2006:

	Shares	Value

	(Thousands)	(restated)
(Millions)
Board of Directors Stock Grants
Nonvested at February 7, 2005 (date of inception)	—	$—
Granted during period	390	5.8
Vested during period	—	—
Forfeited during period	—	—

Nonvested at December 29, 2005	390	$5.8
Granted during period (unaudited)	—	—
Vested during period (unaudited)	—	—
Forfeited during period (unaudited)	—	—

Nonvested at June 29, 2006 (unaudited)	390	$5.8

Short Term Incentive Plan
      This plan enables eligible employees to receive incentive benefits in the form of restricted stock in Holdings, cash or both, as determined by the board of directors or its authorized committee. The stock portion vests one year from the date granted. For 2005, $11.6 was awarded under this plan, $7.8 in restricted stock and $3.8 in cash. The cash portion was treated as 2005 compensation expense, and the stock portion was awarded in 2006 and will be expensed by the Company over the one year vesting period.
      The following table summarizes the activity of the restricted shares under the Short Term Incentive Plan for the six months ended June 29, 2006:

	Shares	Value

	(Thousands)	(restated)
(Millions)
Short Term Incentive Plan
Nonvested at December 29, 2005	—	—
Granted during period (unaudited)	465	$7.8
Vested during period (unaudited)	—	—
Exercised during period (unaudited)	—	—
Forfeited during period (unaudited)	—	—

Nonvested at June 29, 2006 (unaudited)	465	$7.8

Dividends on Restricted Share Grants
      The Company does not currently have plans to pay dividends in the foreseeable future. However, any dividends declared by Holdings’ Board of Directors with respect to common shares and with respect to any restricted share grants under any of the Company’s compensation plans will be cumulative and paid to the participants only at the time and to the extent the participant acquires an interest in, or vests, in any of the restricted shares.

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)

Union Equity Participation Plan
      As part of the collective bargaining agreements, Holdings has agreed to establish a Union Equity Participation Plan pursuant to which it will issue contingent stock appreciation rights (“SARs”) tied to the value of its Class B common stock for the benefit of approximately 4,851 employees represented by the IAM, UAW and IBEW. The number of SARs issued will equal 3,000 times the number of employees eligible to receive benefits under the Union Equity Participation Plan. Proceeds of the SARs will vest following the closing of an initial public offering or other defined triggering events, upon which eligible employees will receive proceeds for each SAR equal to the difference between the net offering price per share and $3.33, (adjusted for stock splits) increased by 15 percent annually from the date of the Boeing acquisition. Proceeds will be reduced by the amount of expenses incurred in administering the program. Proceeds will be paid in the form of cash or shares of common stock at the Company’s option. The SARs expire after 15 years if no triggering event occurs. In accordance with FAS 123(R), no amount has been expensed for these SARs as the vesting conditions have not been met.
      The following table summarizes the estimated activity of Union Equity Participation Plan SARs for the periods ended December 29, 2005 and June 29, 2006:

	SARs	Value

	(Thousands)	(Millions)
Union Equity Participation Plan
Nonvested at February 7, 2005 (date of inception)	—	—
Granted during period	14,553	—
Vested during period	—	—
Exercised during period	—	—
Forfeited during period	—	—

Nonvested at December 29, 2005	14,553	—
Granted during period (unaudited)	—	—
Vested during period (unaudited)	—	—
Exercised during period (unaudited)	—	—
Forfeited during period (unaudited)	—	—

Nonvested at June 29, 2006 (unaudited)	14,553	—

      The total intrinsic value of these SARs at December 29, 2005 and June 29, 2006 was approximately $224.0 and $227.4, respectively based on the calculated value per share on that date without consideration of any dilutive effects.

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)

13.	Income Taxes
      The provision for income taxes for the periods ended December 29, 2005 and June 29, 2006 was estimated as follows:

	June
	2006	2005

	(restated)	(restated)
Income taxes estimated to be payable currently
U.S. federal	$40.3	$9.1
U.S. state and local	0.2	—
Foreign	—	—

Total payable currently	40.5	9.1

Income taxes estimated to be payable — long term
U.S. federal	7.8	7.2
U.S. state and local	0.1	—
Foreign	—	—

Total payable — long term	7.9	7.2

Deferred income tax expense (credit) — net
U.S. federal	—	(2.3)
U.S. state and local	—	(0.3)
Foreign	—	—

Total deferred	—	(2.6)

Total provision for income taxes	$48.4	$13.7

      Annual tax provisions (benefits) include amounts considered sufficient to pay assessments that may result from examination of prior year tax returns. A reconciliation of the provision for income taxes compared with the amounts at the U.S. federal statutory rate is as follows:

	June
	2006	2005

	(restated)	(restated)
Tax expense/(benefit) at U.S. federal statutory income tax rate	$35.3	$(26.8)
State and local tax benefit	(1.1)	(3.9)
Change in valuation allowance	15.7	41.5
Other	(0.3)	—
Qualified Production Activity Deduction (IRC 199)	(1.5)	(0.5)
Foreign tax rate differential	(0.1)	—
Stock compensation	0.4	3.4

Total provision for income taxes	$48.4	$13.7

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)
      Deferred income tax assets and liabilities for the periods ended June 29, 2006 and December 29, 2005 reflect the effect of temporary differences between amounts of assets, liabilities and equity for financial reporting purposes and the bases of such assets, liabilities and equity as measured by tax laws, as well as tax loss and tax credit carryforwards. Temporary differences and carryforwards that gave rise to deferred tax assets and (liabilities) included the following:

	June
	2006	2005

	(restated)	(restated)
Long-term contract methods of income recognition	$43.4	$28.2
Post-retirement benefits other than pensions	13.4	12.8
Pension and other employee benefit plans	20.5	20.2
Employee compensation accruals	26.5	15.8
Depreciation and amortization	(34.8)	(28.3)
Interest swap contracts	(7.4)	(2.6)
Other	2.1	1.0

Gross deferred tax asset	63.7	47.1

Valuation Allowances	(63.7)	(47.1)

Net deferred tax asset	$—	$—

      Deferred tax detail above is included in the consolidated balance sheet and supplemental information as follows:

	June
	2006	2005

	(restated)	(restated)
Current deferred tax assets	$4.8	$3.1
Current deferred tax liabilities	(1.9)	(2.0)

Net current deferred tax asset	2.9	1.1

Non-current deferred tax assets	39.3	29.8
Non-current deferred tax liabilities	(42.2)	(30.9)

Net non-current deferred tax liability	$(2.9)	$(1.1)

      The Company made income tax payments of $17.8 and $8.5 in the periods ended June 29, 2006 and December 29, 2005, respectively.
      A valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. Due to the loss generated for financial reporting purposes for the year ending December 29, 2005 and due to the fact that the Company was a new entity, a valuation allowance had been provided against net deferred tax assets. A valuation allowance was also recorded on the net deferred tax assets existing at the June 16, 2005 opening balance sheet date in the amount of $5.6 ($5.2 and $0.4 for federal and state, respectively). At December 29, 2005, Spirit recorded a valuation allowance against the net deferred tax assets in the amount of $47.1 ($42.8 and $4.3 for federal and state, respectively). The net change in the respective valuation allowance for the period ended December 29, 2005 is $41.5 composed of $37.7 federal and $3.8 state. As a result of the acquisition of BAE

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)
Aerostructures on April 1, 2006, the Company has operations in the United Kingdom. A valuation allowance was recorded on the net deferred tax assets existing at the April 1, 2006 opening balance sheet date of Spirit Europe in the amount of $5.7. At June 29, 2006, Spirit recorded a valuation allowance against the net deferred tax assets in the amount of $63.7 ($53.7 U.S. federal, $5.3 U.S. state and $4.7 United Kingdom). The net change in the respective valuation allowances for the period ended June 29, 2006 is $16.6 comprised of $10.9 U.S. federal, $1.0 U.S. state and $4.7 United Kingdom. An effective tax rate of zero was computed at June 29, 2006 for the United Kingdom operations due to a projected loss for the year and the expectation that a full valuation allowance will be necessary. As such, no foreign income tax expense was recorded on book earnings at June 29, 2006.

14.	Earnings (Loss) per Share Calculation
      Basic earnings (loss) per share represents the income (loss) available to common shareholders divided by the weighted average number of common shares outstanding during the measurement period. Diluted earnings per share represents the income available to common shareholders divided by the weighted average number of common shares outstanding during the measurement period while also giving effect to all potentially dilutive common shares that were outstanding during the period. Spirit Holdings incurred a net loss for the period February 7, 2005 through December 29, 2005; therefore, all of Spirit Holdings’ 8,866,464 non-vested restricted stock awards granted under the Executive Incentive Plan, Director Stock Plan and Short Term Incentive Plan, as well as the contingent stock appreciation rights under the Union Equity Participation Plan were excluded from the computation of diluted loss per share as they were deemed to be antidilutive.
      The Company’s Board of Directors has declared a 3-for-1 stock split which has been reflected retroactively in these statements.
      The following table sets forth the computation of basic and diluted earnings (loss) per share after giving effect to the 3-for-1 stock split:

Period from
February 7, 2005
(Date of Inception)
through
December 29, 2005

(restated)
(In millions, except
per share data)
Basic & Diluted Loss per Share Calculation
Net loss	$(90.3)
Weighted average shares outstanding	113.5

Basic & diluted loss per share	$(0.80)

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)

Six Month
Period Ended
June 29, 2006

(restated)
(Unaudited)
(In millions, except
per share data)
Basic Earnings per Share Calculation
Net income	$52.2
Weighted average shares outstanding	113.9

Basic earnings per share	$0.46

Diluted Earnings per Share Calculation
Net income	$52.2
Weighted average shares outstanding	113.9
Effect of dilutive non-vested grants outstanding	7.0

Total weighted average shares outstanding	120.9

Diluted earnings per share	$0.43

15.	Related Party Transactions
      In June 2005, Spirit paid a subsidiary of Onex a fee of $5, for services performed in connection with the acquisition, as described in Note 3, which was recorded as a return of initial capital. Also, the Company has expensed the payment of service fees of $1.0 and $1.0 to a subsidiary of Onex for services rendered in the periods ended June 29, 2006 and December 29, 2005, respectively. Management believes the fees charged were reasonable in relation to the services provided.
      As described in Note 9, the Company has a $696.5 term loan outstanding with a subsidiary of Onex. During the periods ended June 29, 2006 and December 29, 2005, the Company paid interest of $11.5 and $23.5, respectively, to the subsidiary on the term loan. Management believes the interest charged was reasonable in relation to the loan provided.
      Boeing owns and operates significant information technology systems utilized by the Company and, as required under the acquisition agreement, is providing those systems and support services to Spirit under a transition services agreement. A number of services covered by the transition services agreement have now been established by the Company, and the remaining services are scheduled to be completed prior to June 16, 2007, subject to renewal options.
      An executive of the Company is a member of the board of directors of a Wichita, Kansas bank that provides banking services to Spirit. No fees have been paid to the bank since inception, which is consistent with commercial terms that would be available to other unrelated parties.
      The spouse of one of our executives is a partner at the law firm utilized by the Company and at which the executive was previously employed. Spirit paid fees of $0.6 and $0.5 to the firm during the periods ended June 29, 2006 and December 31, 2005, respectively, for legal services performed.

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)

16.	Commitments, Contingencies and Guarantees

Litigation
      Spirit may be involved from time to time in legal proceedings, claims and litigation arising in the ordinary course of business. In the opinion of management, the resolution of these matters will not materially affect the Company’s financial position, results of operations or liquidity.

Age Discrimination Litigation
      A lawsuit has been filed against Spirit, the Onex Corporation, and Boeing alleging age discrimination in the hiring of employees by Spirit when Boeing sold its Wichita commercial division to Onex. The complaint was filed in U.S. District Court in Wichita, Kansas and seeks class-action status, an unspecified amount of compensatory damages and more than $1.5 billion in punitive damages. The purchase agreement between Onex and Boeing requires Spirit to indemnify Boeing for damages against Boeing in the suit. The Company intends to vigorously defend itself in this matter. Although discovery has not yet begun, management believes the resolution of these matters will not materially affect the Company’s financial position, results of operation or liquidity.

Commitments
      The Company leases equipment and facilities under various non-cancelable capital and operating leases. The capital leasing arrangements extend through 2009. Minimum future lease payments under these leases at December 29, 2005 are as follows:

		Capital

		Present
	Operating	Value	Interest	Total

2006	$4.7	$6.3	$1.3	$7.6
2007	$5.3	$6.4	$0.6	$7.0
2008	$6.5	$6.9	$1.1	$8.0
2009	$6.8	$5.5	$0.2	$5.7
2010	$5.2	$—	$—	$—
2011 and thereafter	$11.1	$—	$—	$—
      Spirit has aggregate capital commitments of $70.5 and $73.7 at June 29, 2006 and December 29, 2005, respectively.
      The Company paid $0.6 in interest expense related to the capital leases for the period ending December 29, 2005.

Service and Product Warranties
      The Company provides service and warranty policies on its products. Liability under service and warranty policies is based upon specific claims and a review of historical warranty and service claim experience. Adjustments are made to accruals as claim data and historical experience change. In addition, the Company incurs discretionary costs to service its products in connection with product performance issues.

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)

Guarantees
      Contingent liabilities in the form of letters of credit, letters of guarantee and performance bonds have been provided by the Company. As of June 29, 2006 and December 29, 2005, $0.8 and $4.6 was outstanding in respect of these guarantees, respectively.

Indemnification
      The Company has entered into indemnification agreements with each of its directors, and some of its executive employment agreements include indemnification provisions. Under those agreements, the Company agrees to indemnify each of these individuals against claims arising out of events or occurrences related to that individual’s service as the Company’s agent or the agent of any of its subsidiaries to the fullest extent legally permitted.

Environmental
      The Company is subject to laws and regulations concerning the environment and to the risk of environmental liability inherent in activities relating to past and present operations. Under terms of the acquisition agreement, as described in Note 3, the Company accepted certain contingent liabilities after having obtained indemnifications from Boeing.
      In December 2005, a federal grand jury sitting in Topeka, Kansas issued subpoenas regarding the vapor degreasing equipment at the Company’s Wichita, Kansas facility. The government’s investigation appears to focus on whether the degreasers were operating within permit parameters and whether chemical wastes from the degreasers were disposed of properly. The subpoenas cover a time period both before and after the Company’s purchase of the Wichita, Kansas facility. Subpoenas were issued to Boeing, the Company and individuals who were employed by Boeing prior to the Boeing acquisition but are now employed by the Company. The Company is in the process of responding to the subpoena and is cooperating with the government’s investigation. At this time, the Company does not have enough information to make any predictions about the outcome of this matter.
      Boeing is under an administrative consent order issued by the Kansas Department of Health and Environment (“KDHE”) to conduct certain soil and groundwater investigation, remediation and containment efforts at our Wichita facility, as contaminated groundwater underlies a majority of the site. Pursuant to this order and its agreements with the Company, Boeing has a long-term remediation plan in place and treatment, containment and remediation efforts are underway. Pursuant to the acquisition agreement, Boeing also agreed to retain certain obligations regarding environmental conditions existing at the Wichita facility at the time of the acquisition. Spirit has entered into an access agreement and an environmental support agreement necessary to allow Boeing to conduct work required by the KDHE orders or the retained obligations. In addition, under the environmental support agreement, Spirit has agreed to provide Boeing with certain environmental support services for certain portions of the Wichita facility which Boeing still owns. These services include the treatment and transport of industrial wastewater and transport of sanitary discharges.
      In general, under the acquisition agreement, Boeing is responsible for environmental liabilities caused prior to the acquisition date and Spirit is responsible for environmental liabilities caused after that date, subject to certain exceptions. For example, the acquisition agreement specifies certain restricted areas at the Wichita facility, including a construction demolition landfill, where Spirit has agreed to certain restrictions on our activities. In the event Spirit conducts certain activities in these specified areas, environmental liabilities and costs (such as environmental disposal costs) may be apportioned between Spirit and Boeing depending on the activity conducted, the location of the activity and when the

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)
environmental condition first existed. If Spirit performs certain activities in specified areas, the Company will share certain excess disposal costs with Boeing. However, with respect to those excess costs which will be shared equally, Spirit’s liability is limited to $.75 per year through June 16, 2008, and $2.0 per year thereafter. In addition, in the event the Company’s activities in certain areas result in asbestos abatement or disposal costs for demolition debris contaminated with lead, Spirit will bear 100% of the costs unless the activities are necessary in response to an act of God.
      Boeing’s obligations to reimburse Spirit for certain environmental liabilities and costs are subject to certain conditions, including that the Company minimize disposal costs and reuse soil to the extent practicable.
      Also, in the event that Spirit contributed to an environmental liability for which Boeing also has liability, each company will be responsible for its proportional allocation of the liability. Spirit is responsible for certain damage to Boeing’s onsite remediation activities resulting from interference with or damage to them.
      Under the acquisition agreement, Spirit is responsible for any environmental liability caused at the Tulsa and McAlester facilities after the date of the acquisition. In the event that Spirit contributed to any environmental liability at these facilities for which Boeing also had an environmental liability, each Company will be responsible for its proportional allocation of the damage.
      Boeing has agreed to indemnify Spirit for known environmental liabilities at the Tulsa and McAlester facilities in existence as of the date of the acquisition or which were identified in the Phase II environmental site assessments that were conducted at the Oklahoma facilities in October 2005. Boeing also agreed to indemnify Spirit for environmental liabilities at these facilities in existence as of the acquisition date but unknown to Boeing as of such date, as long as Spirit gives it notice of any such liability on or before January 16, 2013.
      The Company also has insurance to cover costs incurred for certain environmental matters. Although the effect on operating results and liquidity, if any, cannot be reasonably estimated, management believes, based on current information, that these environmental matters should not have a material adverse effect on the Company’s consolidated financial position, operations, or liquidity.

Bonds
      The Company utilizes Industrial Revenue Bonds (“IRBs”) issued by the City of Wichita to finance the purchase and/or construction of certain real and personal property at the Wichita site. Tax benefits associated with IRBs include a provision for a ten year property tax abatement and a sales tax exemption from the Kansas Department of Revenue. The Company recorded the property on its consolidating balance sheet, along with a capital lease obligation to repay the proceeds of the IRB. The Company also purchased the IRBs and therefore is the Bondholder as well as the Borrower/ Lessee of the property purchased with the IRB proceeds. As the right of offset exists on these bonds, no net debt is reflected.
      Spirit also utilized a Kansas Development Finance Authority (“KDFA”) bond in the amount of $80, issued by the KDFA. Tax benefits associated with the KDFA bond include a rebate of payroll taxes from the Kansas Department of Revenue. A subsidiary of the Company also issued a bond with identical principal, terms and conditions to the KDFA. The two bonds legally offset and therefore, in accordance with FASB Interpretation No. 39, the principal and interest on the bonds have been offset in these consolidated financial statements.

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)

17.	Significant Concentrations of Risk

Economic Dependence
      Spirit has one major customer (Boeing) that accounts for more than 90 percent of the revenue for the periods ending June 29, 2006 and December 29, 2005 and more than 70 percent of accounts receivable at June 29, 2006 and December 29, 2005.

Labor Force
      A significant portion of Spirit’s labor force is represented by two unions. These two unions represent 47 percent and 24 percent of the Company’s labor force and have collective bargaining agreements that expire in 2010 and 2011, respectively.

18.	Supplemental Balance Sheet Information
      Accrued expenses, other liabilities and other income — net consist of the following:

	June 29,	December 29,
	2006	2005

	(restated)	(restated)
	(Unaudited)
Accrued expenses
Accrued wages and bonuses	$75.6	$21.9
Accrued fringe benefits	64.1	65.1
Accrued interest	9.7	9.2
Other	12.2	29.4

Total	$161.6	$125.6

Other liabilities
Pension obligation	19.3	52.7
Post-employment benefit obligation	36.5	33.6
Other	41.7	21.9

Total	$97.5	$108.2

19.	Segment Information
      Spirit operates in three principal segments: Fuselage Systems, Propulsion Systems and Wing Systems. Essentially all revenues in the three principal segments are with Boeing in the U.S. with the exception of Wing Systems which includes revenues from Airbus in the U.K. All other activities fall with the All Other segment, principally made up of sundry sales of miscellaneous services and the KIESC. The Company’s primary profitability measure to review a segment’s operating performance is operating income before unallocated corporate selling, general and administrative expenses and unallocated research and development. Unallocated corporate selling, general and administrative expenses include centralized functions such as accounting, treasury and human resources that are not specifically related to our operating segments nor are they allocated in measuring the operating segments’ profitability and performance and operating margins.
      Spirit’s Fuselage segment includes development, production and marketing of forward, mid- and rear fuselage sections and systems, primarily to aircraft OEMs, as well as related spares and MRO services.

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)
      Spirit’s Propulsion Systems segment includes development, production and marketing of struts/pylons, nacelles (including thrust reversers) and related engine structural components primarily to aircraft or engine OEMs, as well as related spares and MRO services.
      Spirit’s Wing Systems segment includes development, production and marketing of wings and wing components (including flight control surfaces) primarily to aircraft OEMs, as well as related spares and MRO services.
      The Company’s segments are consistent with the organization and responsibilities of management reporting to the chief operating decision-maker for the purpose of assessing performance. The Company’s definition of segment operating income differs from operating income as presented in its primary financial statements and a reconciliation of the segmented and consolidated results is provided in the table set forth below. Most selling, general and administrative expenses (SG&A), and all interest expense/(income), related financing costs and income tax amounts are not allocated to the operating segments.
      While some working capital accounts are maintained on a segment basis, much of the Company’s assets are not managed or maintained on a segmented basis. Property, plant and equipment, including tooling, is used in the design and production of products for each of the segments and, therefore, is not allocated to any individual segment. In addition, cash, prepaid expenses, other assets and deferred taxes are maintained and managed on a consolidated basis and generally do not pertain to any particular segment. Raw materials and certain component parts are used in the production of aerostructures across all segments. Work in process inventory is identifiable by segment, but is managed and evaluated at the program level. As there is no segmentation of the Company’s productive assets, depreciation expense (included in fixed manufacturing costs and general and administrative expenses) or capital expenditures is maintained by the Company, no allocation of these amounts has been made solely for purposes of segments disclosure requirements.

Spirit AeroSystems Holdings, Inc.
Notes to Consolidated Financial Statements — (Continued)
($ in millions other than per share and per hour amounts)
      The following table shows segment information:

		Period from
	Six Months	February 7, 2005
	Ended	(Date of
	June 29,	Inception) through
	2006	December 29, 2005

	(restated)	(restated)
	(Unaudited)
Segment Revenues
Fuselage Systems	$768.2	$637.7
Propulsion Systems	441.7	372.2
Wing Systems	299.1	170.0
All Other	17.2	27.7

	$1,526.2	$1,207.6

Segment Operating Income
Fuselage Systems	$125.5	$43.7
Propulsion Systems	59.1	24.5
Wing Systems	19.0	5.1
All Other	2.1	(1.2)

	205.7	72.1
Unallocated corporate SG&A	(99.1)	(138.9)
Unallocated research and development	—	(1.0)

Total operating income (loss)	$106.6	$(67.8)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of
The Boeing Company
Chicago, Illinois
      We have audited the accompanying statements of assets and liabilities of the Wichita Division of the Boeing Commercial Airplanes Group (the “Division”) of The Boeing Company (the “Company”) as of June 16, 2005 and December 31, 2004, and the related statements of cost center activity for the period from January 1, 2005 through June 16, 2005, and for the years ended December 31, 2004 and 2003 (the “Division’s financial statements”). The Division’s financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Division is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Division’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      As discussed in Note 1 to the accompanying financial statements, the financial statements were prepared to present assets and liabilities of the Division, along with the related cost center activity, and are not necessarily indicative of the conditions that would have existed or the results of operations if the Division had been operated as a standalone company during the periods presented. Portions of certain expenses represent allocations made from, and are applicable to, the Company as a whole.
      In our opinion, the Division’s financial statements present fairly, in all material respects, the assets and liabilities of the Division as of June 16, 2005 and December 31, 2004, and the cost center activity for the period from January 1, 2005 through June 16, 2005, and for the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.
/s/     Deloitte & Touche LLP
Seattle, Washington
June 27, 2006

WICHITA DIVISION
(A Business Unit of The Boeing Company)
STATEMENT OF ASSETS AND LIABILITIES

	June 16,	December 31,
	2005	2004

	(Amounts in millions)
ASSETS:
Cash	$0.8	$3.0
Accounts receivable	0.4	2.0
Inventories	487.6	524.6
Long-term assets	3.2	3.0
Property, plant, and equipment — net	528.4	511.0

Total assets	1,020.4	1,043.6

LIABILITIES:
Accounts payable	57.4	45.7
Accrued expenses	2.0	6.1
Employee vacation	40.3	47.5
Accrued employee-related expenses	7.9	8.4
KIESC minority interest	0.5	0.5

Total liabilities	108.1	108.2

NET ASSETS	$912.3	$935.4

The accompanying notes are an integral part of these financial statements.

WICHITA DIVISION
(A Business Unit of The Boeing Company)
STATEMENTS OF COST CENTER ACTIVITY

	Period From
	January 1, 2005	Year Ended	Year Ended
	Through	December 31,	December 31,
	June 16, 2005	2004	2003

	(Amounts in millions)
COST OF PRODUCTS TRANSFERRED:
Labor	$326.6	$688.8	$733.9
Material	503.0	885.1	821.6
Overhead and nonlabor	334.3	500.4	508.4

Total cost of products transferred	1,163.9	2,074.3	2,063.9

PROVISION OF ENERGY SERVICES — Net	(0.2)	—	—
PERIOD EXPENSES:
General and administrative	79.7	155.1	116.7
Internal application development	11.0	18.1	17.3
757 production phase out	—	—	10.3

Total period expenses	90.7	173.2	144.3

TOTAL INCURRED AND ALLOCATED COSTS OF THE WICHITA DIVISION	$1,254.4	$2,247.5	$2,208.2

The accompanying notes are an integral part of these financial statements.

WICHITA DIVISION
(A Business Unit of The Boeing Company)
NOTES TO FINANCIAL STATEMENTS
JUNE 16, 2005 AND DECEMBER 31, 2004 AND 2003
(Amounts are in millions unless otherwise indicated)

1.	BASIS OF PRESENTATION

The Wichita Division (“Division”), which is not a separate legal entity, is operated as a cost center within the Boeing Commercial Airplanes Group (“BCA”) of The Boeing Company (“Boeing”). The Division includes the manufacturing operations of BCA located in Wichita, Kansas; Tulsa, Oklahoma, and McAlester, Oklahoma, along with certain assets and operations of the Shared Services Group (“SSG”) of Boeing. The Division has historically been an internal supplier of parts and assemblies to the 737, 747, 757, 767, and 777 Airplane Programs of BCA, with very few sales to third-party customers. The Division has also been selected as a supplier to the 787 Airplane Program currently under development by Boeing. These financial statements, hereafter referred to as the “Financial Statements,” reflect the standalone financial statements of the Division. Certain amounts in these financial statements have been allocated from Boeing’s financial statements. Allocations are generally based on the specific identification of costs, assets and liabilities, as well as on headcount and direct labor dollars where specific attribution is not practical. The General and Administrative (“G&A”) expense included in these statements is an allocation of Boeing Corporate (“Corporate”), SSG and BCA G&A expense (collectively “Boeing G&A”).

Management believes these allocations are reasonable, but may not be indicative of costs that would have been incurred had the Division been operated as a standalone business.

Most support function costs represent allocations to the Division. However, there is a portion of these support functions that occur at the Division, for example, general management, human resources, and finance that provide support directly to product-related organizations.

Boeing entered into an Asset Purchase Agreement (“APA”) dated February 22, 2005, as revised June 15, 2005, to sell the Division to Mid-Western Aircraft Systems, Inc. (“Mid-Western”), an indirect majority-owned subsidiary of Onex Partners L.P. The accompanying financial statements have been prepared with reference to this agreement and present assets and liabilities as well as a statement of cost center activities. The accompanying financial statements may not be indicative of the conditions that would have existed or the results of operations if the Division had been operated as a standalone company during the periods presented.

On June 16, 2005, Boeing completed the sale of substantially all of the assets at BCA’s facilities in Wichita, Kansas and Tulsa and McAlester, Oklahoma under the APA to Mid-Western, which was subsequently named Spirit Aerosystems, Inc. (Spirit). Transaction consideration given to Boeing included cash of approximately $900, together with the transfer of certain liabilities and the establishment of long-term supply agreements. All assets and liabilities presented in these financial statements were included in the sale.

Statements of cash flows have not been presented as the Division participated in Boeing’s centralized cash management systems and all its cash management activities were funded by Boeing. Other than cash on hand to meet immediate cash requirements the Division’s cash flow information is estimated in Note 9 using a change in net working capital.

Transactions with Boeing — Transactions with Boeing were conducted on a noncash basis, and generally involved performance under intracompany arrangements between the Division and Boeing.

Certain costs were incurred by Boeing on the Division’s behalf. To the extent practical, these costs are discretely transferred to the Division, but in some cases an allocation methodology is used to transfer

WICHITA DIVISION
(A Business Unit of The Boeing Company)
NOTES TO FINANCIAL STATEMENTS — (Continued)

the costs to the Division. These costs fall into three major categories and all such costs have been included in these financial statements.

The first category represents costs directly related to the activities of the Division, which were incurred by Boeing and transferred to the Division for administrative purposes including payroll, accounts payable, travel and employee benefits such as pension costs, and medical coverage. These costs are primarily included in “Cost of Products Transferred” and the balance included in “Period Expenses.”

A second category of costs incurred by Boeing on the Division’s behalf represented the purchase of parts from Boeing that are incorporated into the products of the Division. The cost of these parts is treated the same as the cost of parts acquired from third parties and is included in “Cost of Products Transferred.”

The third category of costs incurred by Boeing on the Division’s behalf are either general and administrative or relate to support services provided by Boeing for the benefit of the Division. These costs, except for those identified as G&A, are included in “Cost of Products Transferred.” These allocated costs are described in detail below. The following table reconciles total G&A and Internal Application Development (“IAD”) reported on the Statement of Cost Center Activity to the detailed cost tables that follow. IAD costs are certain costs incurred at the Division to improve processes or internal applications rather than product.
Table (1)

	Period
	1/1/2005
	Through	Year Ended	Year Ended
Incurring Org and Description	6/16/2005	2004	2003

Allocated WHQ — G&A	$15.9	$31.2	$31.7
Allocated WHQ — Share-Based Plans	20.1	19.4	8.9
Allocated WHQ — Share-Value Trust	2.0	3.9	4.0
Allocated BCA G&A	26.7	53.2	46.9
SSG G&A included in SSG Support Allocations (below)	5.5	29.6	30.0
Division Incurred — G&A	9.5	17.8	(4.8)

Total Division G&A Expense	$79.7	$155.1	$116.7

Table (2)

	Period
	1/1/2005
	Through	Year Ended	Year Ended
Incurring Org and Description	6/16/2005	2004	2003

Division Incurred — IAD (A period expense on the Statement of Cost Center Activity)	$17.3	$18.1	$11.0

WICHITA DIVISION
(A Business Unit of The Boeing Company)
NOTES TO FINANCIAL STATEMENTS — (Continued)

Support Allocations — Boeing provides certain services to the Division and pays for certain expenditures on its behalf. The following table summarizes and describes the approximate amounts billed to the Division.
Table (3)

	Period
	1/1/2005
	Through	Year Ended	Year Ended
Incurring Org and Description	6/16/2005	2004	2003

BCA — CAD/ CAM and Other	$4.9	$4.3	$2.1
SSG — Workplace Services	114.6	233.4	212.9
SSG — Information Technology Services	25.1	46.3	54.3
SSG — Administrative Services	21.2	41.9	42.8

Total Support Allocations (including SSG G&A)	165.8	325.9	312.1
Less SSG G&A Allocations included in Cost Allocation Table (1) above	5.5	29.6	30.0

Total SSG Costs and BCA CAD/ CAM and Other included in Division Cost of Products Transferred	$160.3	$296.3	$282.1

BCA Computer Aided Design (“CAD”), BCA Computer Aided Manufacturing (“CAM”), and other cost allocated include calibration and certification costs and computer-aided design costs.

SSG costs (including an element of SSG-incurred G&A) were allocated to the Division based on SSG’s cost collection and cost allocation processes which are primarily based on pooling of common costs and allocating pooled costs based on a measure of usage. SSG Workplace Services includes the cost of providing facilities, food, mail and in-plant transportation services, security and fire protection, technical services and safety, health, and environmental affairs. SSG Information Technology Services includes business systems and computing and network operations. SSG Administrative Services includes external transportation services, enterprise human resource management, payroll services and learning, training, and development. An estimate of the SSG G&A included in the above support allocations were recorded by the Division as period expense in accordance with established Boeing-wide practice. The remaining SSG-related amounts as well as the BCA CAD/CAM allocations were included in the Overhead and nonlabor portion of Cost of Products Transferred.

In 2005, SSG revised its methodology for allocating G&A costs. As a result of the revision, the January 1 through June 16, 2005 SSG G&A Allocations amount recorded was $5.5 rather than $14.8.

Period Expenses Incurred at the Division — These costs are not inventoriable costs and therefore are not included in Costs of Products Transferred.
Table (4)

	Period
	1/1/2005
	Through	Year Ended	Year Ended
Incurring Org and Description	6/16/2005	2004	2003

Division Incurred — G&A (Included in Table (1))	$9.5	$17.8	$(4.8)
Division Incurred — IAD (Included in Table (2))	11.0	18.1	17.3

Total	$20.5	$35.9	$12.5

WICHITA DIVISION
(A Business Unit of The Boeing Company)
NOTES TO FINANCIAL STATEMENTS — (Continued)

Division G&A costs are incurred at the Division and include salaries and costs associated with G&A-type functions such as site financial accounting. IAD costs are costs incurred at the Division to improve processes or internal applications rather than products.

Period Expense Incurred by Boeing not Billed or Incurred at the Division — For purposes of these statements, certain costs have been allocated to the Division. These costs have not been billed to or incurred by, nor is the Division obligated to pay for these costs in the past or in the future. These allocations are conducted on a noncash basis and generally involve the performance of corporate-wide functions that have no direct relationship to the Division’s cost center activities. These costs are included in the total Division G&A expense (see Table 1).
Table (5)

	Period
	1/1/2005
	Through	Year Ended	Year Ended
Incurring Org and Description	6/16/2005	2004	2003

Corporate — G&A	$15.9	$31.2	$31.7
Corporate — Share-Based Plans	20.1	19.4	8.9
Corporate — Share-Value Trust	2.0	3.9	4.0
BCA — G&A	26.7	53.2	46.9

Total Period Expense incurred by Boeing not billed or incurred	$64.7	$107.7	$91.5

Corporate costs allocated include centralized services such as government affairs, legal, tax, office of internal governance, international relations, communications and advertising, CEO and staff, investor relations, and miscellaneous liability, property, and foreign insurances. Corporate Share-Based plans and Share-Value Trust are described in Note 8 below.

BCA G&A costs allocated include business operations, sales and marketing, contracts, finance, communications, and BCA office of the president.

2.	Significant Accounting Policies

Principles of Consolidation — The consolidated financial statements of the Division include the accounts of the majority-owned interest in Kansas Industrial Energy Supply Company (“KIESC”). The KIESC (formerly known as Wichita Gas Utility) arrangement has been in place since 1980. It was formed to purchase gas directly from the gas suppliers rather than through the city of Wichita. The current arrangement gives participants in KIESC more control over their cost. The agreement between the participating companies is titled “Tenants-in-Common Management Agreement.” It designates the arrangement as a tenancy in common and stipulates that nothing in the agreement should be construed as creating a joint venture, association, or partnership. All assets are owned in common. Nothing can be severed in a way that hurts the other tenants. Each tenant is prohibited from selling or assigning their interest to another party without the approval of the other tenants. The Division owned 79% of all outstanding interests and considered that a controlling share. 100% of KIESC’s results have been consolidated in these financial statements. Accordingly, the Division’s intercompany profits, transactions, and balances have been eliminated with the consolidation of KIESC. The result of KIESC income and expense is shown as Provision of Energy Services, Net. 77.77% of KIESC was sold on June 16, 2005 in connection with the transaction, with the remainder

WICHITA DIVISION
(A Business Unit of The Boeing Company)
NOTES TO FINANCIAL STATEMENTS — (Continued)

retained by Boeing to support Boeing’s remaining operations in Wichita, Kansas. KIESC’s net assets are shown below:
Table (6)

	Period
	1/1/2005
	Through
Incurring Org and Description	6/16/2005	12/31/04

KIESC Total Net Assets	$2.7	$2.2

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that directly affect the amounts reported in the financial statements. Actual results could differ from those estimates.

Cost of Products Transferred — As a cost center to the BCA Airplane Programs, the Division does not have sales to parties other than Boeing. For purposes of these financial statements, the Division recognizes cost of products transferred in an amount equal to the cost assigned. Through May 31, 2005, the Wichita Site Cost of Products Transferred was recognized when completed parts and assemblies were received or the scheduled receipt date occurred at BCA Airplane Program’s Final Assembly Areas. On June 1, 2005 this treatment changed to reflect the provisions of the supply agreement that was to be implemented post-divestiture. From June 1, 2005 to June 16, 2005, the Wichita Site Cost of Products Transferred was recognized when completed parts and assemblies were shipped from the Wichita plant. The Tulsa and McAlester Sites Cost of Products Transferred is recognized when completed parts and assemblies are shipped from the site. Costs of Products Transferred also includes costs assigned to programs as incurred, for support of non-recurring activities performed on behalf of the programs. Non-recurring support refers to activities like design or design and build of tooling. 787 design activities included in Division Cost of Products Transferred totals $65.6 for the period from January 1, 2005 through June 16, 2005.

Cost of Products Transferred consists of material, labor, nonlabor, and site overhead, which includes fringe benefits, production-related indirect and plant management salaries, and plant services. Labor cost includes direct and indirect labor, related fringe costs, and labor bonuses. Fringe benefit allocations are based on a rate applied to labor dollars. The rate includes elements such as vacation, holiday, sick leave, medical, pension, and postretirement medical.

Nonlabor costs included in overhead include cost of shop supplies, travel, software licensing, equipment depreciation, perishable tools, and cost allocations (see “Transactions with Boeing” above).

Cash — Cash primarily consists of balances maintained by the Division’s consolidated interest in KIESC. The Division participates in Boeing’s centralized cash management systems. Accordingly, the financial statements exclude cash, debt, interest income, and interest expense maintained in the centralized cash management systems.

Accounts Receivable — Accounts receivable consist of amounts on KIESC books due from third parties and are stated at the amount billed to customers, plus any accrued and unpaid interest. An allowance is provided for based upon a review of outstanding receivables, historical collection information, and existing economic conditions.

Inventories — Inventories consist of raw materials and work in process (“WIP”). Finished goods are shipped immediately upon completion. Costs of raw materials and component parts that are identified

WICHITA DIVISION
(A Business Unit of The Boeing Company)
NOTES TO FINANCIAL STATEMENTS — (Continued)

as obsolete or surplus, including a provision for anticipated amounts, are included as a cost of products transferred.

The Division’s Wichita site in-process inventories are stated at the cost of products based on the stage of completion within production. The individual elements of inventory (e.g., raw material, WIP, and production stores) are valued using a standard cost methodology with any resulting variances to the standard allocated monthly to cost of products transferred.

The Division’s Tulsa/McAlester sites in-process inventories are stated at the cost of products based on the stage of completion within production. Raw materials are valued based on an average cost method. Commercial Airplane Program’s WIP inventory is valued based on total actual incurred costs for a block of aircraft, less the billed amount. The billed amount is calculated based on the average unit cost of an end-item (e.g., 737 Slats/ Flaps) for a block of aircraft based on the Estimate at Completion.

Long-Term Assets — Long-term assets consists of amounts on the KIESC books for investments in marketable securities. KIESC has the positive intent and ability to hold these until maturity. They are valued at historical cost, adjusted for amortization of premiums and accretion of discounts computed by the level-yield method.

Property, Plant, and Equipment — Property, plant, and equipment are recorded at cost, including applicable construction-period interest, less accumulated depreciation, and are depreciated principally over the following estimated useful lives: new buildings and land improvements, from 10 to 40 years; and new machinery and equipment, from 3 to 20 years. The principal methods of depreciation are as follows: buildings and land improvements, 150% declining balance; and machinery and equipment, sum-of-the-years’ digits. The Division periodically evaluates the appropriateness of remaining depreciable lives assigned to long-lived assets subject to a management plan for disposition.

The Division reviews long-lived assets, which includes property, plant, and equipment, for impairments in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Long-lived assets held for sale are stated at the lower of cost or fair value, less cost to sell. Long-lived assets held for use are subject to an impairment assessment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the carrying value is no longer recoverable based upon the undiscounted future cash flows of the asset, the amount of the impairment is the difference between the carrying amount and the fair value of the asset.

757 Production Phase Out — On October 16, 2003, Boeing announced that production of the 757 would end with the final aircraft to be produced in late 2004. This resulted in a Division charge to Period Expenses incurred for the year ended December 31, 2003, of $10.3, $3.5 related to vendor penalties and $6.8 related to obsolete and excess inventory. The vendor penalties are expected to be settled in cash by the end of 2006. The related liabilities are excluded from the Statement of Assets and Liabilities as they were not assumed in the acquisition.

Income Taxes — Boeing does not allocate income tax expense and related assets and liabilities to the Division. In accordance with the APA, the Statement of Net Assets and Liabilities does not include assets and liabilities related to income tax. Accordingly, the Statement of Cost Center Activity does not reflect the effect of income taxes.

Leases — The Division has entered into contracts, having noncancelable lease terms in excess of one year, for operating leases requiring future rental payments.

WICHITA DIVISION
(A Business Unit of The Boeing Company)
NOTES TO FINANCIAL STATEMENTS — (Continued)

Pension and Postretirement Benefits Plan — The Division participates in various pension plans sponsored by Boeing which cover substantially all employees. Discrete, detailed information concerning costs of these plans is not available for the Division but is part of the Overhead and nonlabor costs allocated by Boeing and included in the Cost of Products Transferred. The assets and obligations under these plans are not separately identifiable for the Division.

Boeing also provides certain other postretirement benefit plans other than pensions which consist principally of health care coverage for eligible retirees. Discrete, detailed information concerning costs of these plans is not available for the Division but is part of the Overhead and nonlabor costs allocated by Boeing and included in the Cost of Products Transferred. The assets and obligations under these plans are not separately identifiable for the Division.

Share-Based Plans — Division employees participate in certain of Boeing’s share-based compensation plans. In these financial statements, the share-based plan expenses are accounted for under SFAS 123R, Share-Based Payment (“SFAS 123R”) as of January 1, 2005, and under SFAS No. 123, Accounting for Stock-Based Compensation, for periods prior to January 1, 2005.
3.     STANDARDS ISSUED AND NOT YET IMPLEMENTED

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 151, Inventory Costs — an amendment of ARB No. 43. This Standard requires abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) to be recognized as current period charges. Additionally, it requires that fixed production overhead costs be allocated to inventory based on the normal capacity of the production facility. The provisions of this Standard apply prospectively and are effective for inventory costs incurred after January 1, 2006. While the Division believes this Standard will not have a material effect on its financial statements, the impact of adopting these new rules is dependent on events that could occur in future periods, and as such, an estimate of the impact cannot be determined until the event occurs in future periods.

4.	INVENTORIES

Inventories are summarized as follows for the periods ending:

	Period
	1/1/2005
	Through
	6/16/2005	12/31/2004

Raw materials	$213.5	$209.1
Work in process	274.1	315.5

Inventories	$487.6	$524.6

WICHITA DIVISION
(A Business Unit of The Boeing Company)
NOTES TO FINANCIAL STATEMENTS — (Continued)

5.	PROPERTY, PLANT, AND EQUIPMENT
      Property, plant, and equipment are summarized as follows for the periods ending:

	Period
	1/1/2005
	Through
	6/16/2005	12/31/2004

Land	$5.0	$7.4
Buildings	709.5	718.2
Machinery and equipment	1,331.7	1,371.8
Construction in progress	63.5	15.1
Less accumulated depreciation	(1,581.3)	(1,601.5)

Property, plant, and equipment — net	$528.4	$511.0

Depreciation expense, which is included in Cost of Products Transferred, is as follows for the periods ending:

	Period
	1/1/2005		Year
	Through	Year Ended	Ended
	6/16/2005	2004	2003

Depreciation expense	$40.3	$90.7	$97.4

Interest capitalized as construction-period property, plant, and equipment costs is as follows for the periods ending:

	Period
	1/1/2005		Year
	Through	Year Ended	Ended
	6/16/2005	2004	2003

Interest capitalized	$2.1	$4.9	$3.2

6.	COMMITMENTS

Lease — Minimum future rental commitments under operating leases having noncancelable lease terms in excess of one year aggregated approximately $18.7 at June 16, 2005 and are payable as follows:

Future Minimum Payments

6/17/05-12/31/05	$3.0
2006	4.3
2007	2.4
2008	2.2
2009	1.4
2010	0.6
Thereafter	4.8
      Total rent expense was approximately as follows:

	Period
	1/1/2005		Year
	Through	Year Ended	Ended
	6/16/2005	2004	2003

Total rent expense	$4.3	$9.7	$9.8

WICHITA DIVISION
(A Business Unit of The Boeing Company)
NOTES TO FINANCIAL STATEMENTS — (Continued)

7.	PENSION AND POSTRETIREMENT BENEFITS

The Division participates in various pension and postretirement plans sponsored by Boeing which cover substantially all employees. Discrete, detailed information concerning costs of these plans is not available for the Division but is part of the Overhead and nonlabor costs allocated by Boeing and included in the Cost of Products Transferred. The assets and obligations under these plans are not separately identifiable for the Division.

The amounts below represent total Boeing balances. Note that Boeing uses a September 30 measurement date for its pension plans.

	Year Ended	Year Ended
	9/30/05	9/30/04

Pension plan assets	$43,484	$38,977
Pension plan benefit obligation	45,183	42,781

Boeing also provides certain other postretirement benefits other than pensions which consist principally of health care coverage for eligible retirees. Discrete, detailed information concerning costs of these plans is not available for the Division but is part of the Overhead and nonlabor costs allocated by Boeing and included in the Cost of Products Transferred. The assets and obligations under these plans are not separately identifiable for the Division.

The amounts below represent total Boeing balances. Note that Boeing uses a September 30 measurement date for its postretirement plans.

	Year Ended	Year Ended
	9/30/05	9/30/04

Postretirement benefits plan assets	$82	$72
Postretirement benefit obligation	8,057	8,135

8.	SHARE-BASED PLANS

Share-Based Plans — The following is a discussion of share-based compensation plans. Qualifying Division employees may retain eligibility under provisions of these plans going forward. Under the provisions of the APA, Boeing will retain these obligations. Division employees participate in certain of Boeing’s share-based compensation plans. In these financial statements, the share-based plan expenses are accounted for under SFAS 123R, as of January 1, 2005, using the modified prospective method, and under SFAS No. 123 for periods prior to January 1, 2005. The share-based plans are described below. Share-based plan expense allocated to the Division is included in the Statement of Cost Center Activity as a Period Expense classified as G&A.

Performance Shares — Performance Shares are stock units that are convertible to Boeing common stock contingent upon Boeing’s stock price performance. If, at any time up to five years after award, Boeing’s stock price reaches and maintains a price equal to 161.0% of the Boeing’s stock issue price at the date of the award (representing a growth rate of 10% compounded annually for five years), 25% of the Performance Shares awarded are convertible to Boeing common stock. Likewise, at stock prices equal to 168.5%, 176.2%, 184.2%, 192.5%, and 201.1% of the Boeing stock price at the date of award, the cumulative portions of awarded Performance Shares convertible to Boeing common stock are 40%, 55%, 75%, 100%, and 125%, respectively. Performance Shares awards not converted to Boeing common stock expire five years after the date of the award; however, the Compensation Committee of the Boeing Board of Directors may, at its discretion, allow vesting of up to 100% of the target Performance Shares if Boeing’s total shareholder return (stock price appreciation plus dividends) during the five-year performance period exceeds the average total shareholder return of the S&P 500 over the same period.

WICHITA DIVISION
(A Business Unit of The Boeing Company)
NOTES TO FINANCIAL STATEMENTS — (Continued)

Beginning with the 2003 grants, all new Performance Shares awarded are subject to different terms and conditions from those issued prior to 2003. If at any time up to five years after award Boeing’s stock price reaches and maintains for 20 consecutive days a price equal to a cumulative growth rate of 40% above the grant price, 15% of the Performance Shares awarded are convertible to common stock. Likewise, at cumulative growth rates above the grant price equal to 50%, 60%, 70%, 80%, 90%, 100%, 110%, 120%, and 125%, the cumulative portion of awarded shares convertible to Boeing common stock are 30%, 45%, 60%, 75%, 90%, 100%, 110%, 120%, and 125%, respectively. Performance Share awards not converted to Boeing common stock expire five years after the date of the award. In the event all stock price hurdles have not been met at the end of the performance period, unvested shares may vest based on Boeing’s Total Shareholder Return (“TSR”) performance relative to the S&P 500. If less than 125% of the grant has vested at the end of the five-year performance period, an award formula will be applied to the initial grant based on the percentile rank of Boeing’s TSR relative to the S&P 500. This can result in a vesting of the Performance Shares award up to a total of 125% and only applies if (1) Boeing’s total shareholder return during the five-year performance period meets or exceeds the median total shareholder return of the S&P 500 over the same period and (2) total shareholder return is in excess of the five-year Treasury Bill rate at the start of the five-year period. The Division was allocated share-based expense amounts calculated based on SFAS No. 123 for Performance Share awards granted to employees of the Division. The allocated share-based plans expense, which is included in Period Expense as G&A in the Statement of Cost Center Activity, was approximately as follows:

	Period
	1/1/2005
	Through	Year Ended	Year Ended
	6/16/2005	2004	2003

Performance shares	$17.1	$18.5	$8.3

ShareValue Trust — The ShareValue Trust, established effective July 1, 1996, is a 14-year irrevocable trust that holds Boeing common stock, receives dividends, and distributes to employees appreciation in value above a 3% per annum threshold rate of return. As of December 31, 2004, the Trust held 38,982,205 shares of Boeing common stock, split between two funds, “fund 1” and “fund 2.”

The Division was allocated ShareValue Trust expense based upon headcount at the Division. The allocated ShareValue Trust expense, which is included in Period Expenses as G&A in the Statement of Cost Center Activity, was approximately as follows:

	Period
	1/1/2005
	Through	Year Ended	Year Ended
	6/16/2005	2004	2003

Share-value trust	$2.0	$3.9	$4.0

Other Share-Based Compensation — Boeing offers employees stock awards, at no cost to the employee, under its Career Shares, Learning Together, and Engineering Technical Fellows stock programs. Additionally, Boeing common stock is issued or interest is accrued to certain Boeing employees electing deferrals under certain share-based compensation or salary deferral plans. The Division was allocated Other Share-Based Compensation expense based upon headcount at the

WICHITA DIVISION
(A Business Unit of The Boeing Company)
NOTES TO FINANCIAL STATEMENTS — (Continued)

Division. The allocated Other Share-Based Compensation expense, which is included in Period Expenses as G&A in the Statement of Cost Center Activity, was approximately as follows:

	Period
	1/1/2005
	Through	Year Ended	Year Ended
	6/16/2005	2004	2003

Other share-based plan totals	$3.0	$0.9	$0.6

9.	CASH FLOW INFORMATION

As a cost center, the Division’s cash funding activities were managed and funded by Corporate. The Division’s cash impacts are estimated below using a change in net working capital approach:

	Period
	1/1/2005
	Through	Year Ended	Year Ended
	6/16/2005	2004	2003

Cash flow from operating activities:
Intercompany cost of products transferred	$(1,163.9)	$(2,074.3)	$(2,063.9)
Period expenses	(90.7)	(173.2)	(144.3)
Net energy services	0.2	0.0	0.0
Depreciation	40.3	90.7	97.4
Changes in working capital:
Cash (KIESC)	(2.2)	(0.6)	2.3
Accounts receivable	1.6	0.0	(0.4)
Inventories	37.0	4.8	5.7
Prepaid expenses	0.0	0.3	(0.2)
Accounts payable	11.7	(11.5)	14.6
Accrued expenses	(4.1)	(1.9)	3.5
Employee vacation	(7.2)	0.8	0.4
Accrued employee related expenses	(0.5)	—	3.1

Net cash used by operating activities	(1,177.8)	(2,164.9)	(2,081.8)
Investing activities:
Capital expenditures	(48.2)	(54.4)	(43.3)

Net cash impact	$(1,226.0)	$(2,219.3)	$(2,125.1)

10.	SIGNIFICANT CONCENTRATIONS OF RISK

For all of the periods covered by these financial statements, all of the Division’s product transfers were to Boeing Programs. The Division is subject to both operational and external business environment risks. Operational risks that can disrupt the ability to make timely delivery of commercial jet aircraft components and assemblies and meet contractual commitments include execution of internal performance plans, product performance risks associated with regulatory certifications by the U.S. government, other regulatory uncertainties, collective bargaining disputes, performance issues with key suppliers and subcontractors, and the cost and availability of energy resources, such as electrical power. Aircraft programs, particularly new aircraft models, face the additional risk of pricing pressures and cost management issues inherent in the design and production of complex products.

WICHITA DIVISION
(A Business Unit of The Boeing Company)
NOTES TO FINANCIAL STATEMENTS — (Continued)

External business environment risks include adverse governmental import and export policies, factors that result in significant and prolonged disruption to air travel worldwide, and other factors that affect the economic viability of the commercial airline industry. Examples of factors relating to external business environment risks include the volatility of aircraft fuel prices, global trade policies, worldwide political stability and economic growth, acts of aggression that impact the perceived safety of commercial flight, escalation trends inherent in pricing, and a competitive industry structure which results in market pressure to reduce product prices. As of June 16, 2005, the principal collective bargaining agreements were with the International Association of Machinists and Aerospace Workers (IAM) representing 51% of the Division employees; the Society of Professional Engineering Employees (SPEEA) representing 34% of the Division employees; The United Automobile, Aerospace, and Agricultural Implement Workers of America representing 9% of the Division employees. At the end of June 16, 2005, all Division employees left the Boeing payroll as a result of the sale of the Division to Mid-Western and are no longer working under the terms and conditions of the Boeing labor agreements. Employees who transferred to Mid-Western were covered by their labor agreements or employment practices, if no labor agreement was in place.

11.	CONTINGENCIES

The Division is subject to federal and state requirements for protection of the environment, including those for discharge of hazardous materials and remediation of contaminated sites. The costs incurred and expected to be incurred have not had, and are not expected to have, a material adverse impact.

The provisions of the APA specifically exclude the assumption of environmental liabilities relating to conditions existing on or prior to June 16, 2005 and also exclude liabilities arising from any environmental proceedings pending as of June 16, 2005, as well as any proceeding commenced after June 16, 2005 to the extent arising out of or relating to any act or omission occurring on or prior to the closing date.

Also, the provisions of the APA specifically exclude liabilities arising out of any proceedings pending as of June 16, 2005 or that arise after June 16, 2005 to the extent the matter relates to an act or omission that occurred prior to June 16, 2005.
* * * * * *

PART II
Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution
      The following table shows the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the class A common stock being registered. All of these expenses will be paid by us. All amounts except the SEC registration fee, the NASD filing fee and the NYSE fee are estimated.

Securities and Exchange Commission registration fee		$160,221
NASD filing fee		50,500
NYSE listing fee		*
Accounting fees and expenses		1,400,000
Legal fees and expenses		2,500,000
Printing costs		500,000
Transfer agent and registrar fees		*
Miscellaneous fees and expenses		300,000

Total	$	*

*	To be provided by amendment

Item 14.	Indemnification of Directors and Officers
General Obligations Law
      We are incorporated under the laws of the State of Delaware. Under Section 145 of the Delaware General Corporation Law, or the DGCL, a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation’s request, in such capacities with another enterprise, against expenses, including attorneys’ fees, as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The DGCL provides, however, that such person must have acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the DGCL does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.
Certificate of Incorporation and By-Laws
      Our certificate of incorporation provides that none of our directors shall be personally liable for breach of fiduciary duty as a director. Any repeal or modification of that provision shall not adversely affect any right or protection, or any limitation of the liability of, any of our directors existing at, or arising out of facts or incidents occurring prior to, the effective date of such repeal or modification. Both our certificate of incorporation and our by-laws provide for the indemnification of our directors and officers to the fullest extent permitted by the DGCL.
Indemnification Agreements
      Additionally, we have entered into indemnification agreements with certain of our directors and officers which may, in certain cases, be broader than the specific indemnification provisions contained under current applicable law. The indemnification agreements may require us, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors, officers or employees of the company and to advance the expenses incurred by such parties as a result of any threatened claims or proceedings brought against them as to which they could be indemnified.
Liability Insurance
      Our directors and officers are covered by insurance policies maintained by us against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933, or the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
Underwriting Agreement
      The Underwriting Agreement (to be filed as Exhibit 1.1 to the Registration Statement) provides for the indemnification of certain of our directors and officers in certain circumstances against certain liabilities, including liabilities arising under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities
      On June 16, 2005, Spirit Holdings issued 37,500,000 shares of class B common stock for an aggregate purchase price of $375,000,000 to four investors in reliance upon the exemption provided by Section 4(2) of the Securities Act.
      On June 17, 2005, Spirit Holdings issued 10,000 shares of class B common stock for an aggregate purchase price of $100,000 to a member of senior management pursuant to Spirit Holdings’ Executive Incentive Plan in reliance upon the exemption provided by Section 4(2) of the Securities Act. See “Management — Benefit Plans — Executive Incentive Plan.”
      On July 18, 2005, Spirit Holdings issued 2,059,826 shares of class B common stock for an aggregate purchase price of $1,979,620 to members of senior management pursuant to Spirit Holdings’ Executive Incentive Plan in reliance upon the exemption provided by Rule 701 of the Securities Act. See “Management — Benefit Plans — Executive Incentive Plan.”
      On August 1, 2005, Spirit Holdings issued an additional 525,286 shares of class B common stock for an aggregate purchase price of $816,620 to members of senior management pursuant to Spirit Holdings’ Executive Incentive Plan in reliance upon the exemption provided by Rule 701 of the Securities Act. See “Management — Benefit Plans — Executive Incentive Plan.”
      In September 2005, Spirit Holdings issued an aggregate of 650,000 shares of class B common stock for an aggregate purchase price of $1,300,000 to members of senior management pursuant to Spirit Holdings’ Executive Incentive Plan and in reliance upon the exemption provided by Rule 701 of the Securities Act. See “Management — Benefit Plans — Executive Incentive Plan.”
      On December 15, 2005, Spirit Holdings issued 25,000 shares of class B common stock to one of our directors pursuant to Spirit Holdings’ Director Stock Plan in reliance upon the exemption provided by Rule 506 of the Securities Act. See “Management — Benefit Plans — Director Stock Plan.”

      On December 15, 2005, Spirit Holdings granted a total of 105,000 shares of class B common stock to seven directors of Spirit pursuant to Spirit Holdings’ Director Stock Plan. We do not believe such grants constituted sales of securities under the Securities Act; however, if they were sales of securities, they were issued in reliance on the exemption provided by Section 4(2) of the Securities Act. See “Management — Benefit Plans — Director Stock Plan.”
      On January 2, 2006, Spirit Holdings issued 265,000 shares of class B common stock for an aggregate purchase price of $500,000 to three accredited investors in reliance upon the exemption provided by Rule 506 of the Securities Act.
      On February 17, 2006, Spirit Holdings granted a total of 130,131 shares of class B common stock to members of senior management pursuant to Spirit Holdings’ Short Term Incentive Plan. Such grants did not constitute sales of securities under the Securities Act. See “Management — Benefit Plans — Short Term Incentive Plan.”
      On February 17, 2006, Spirit Holdings granted a total of 24,850 shares of class B common stock to a member of senior management pursuant to Spirit Holdings’ Long Term Incentive Plan. Such grant did not constitute a sale of securities under the Securities Act. See “Management — Benefit Plans — Long Term Incentive Plan.”
      In July 2006, Spirit Holdings issued an aggregate of 26,349 shares of class B common stock for an aggregate purchase price of $606,027 to members of senior management pursuant to Spirit Holdings’ Executive Incentive Plan and in reliance upon the exemption provided by Rule 701 of the Securities Act. See “Management — Benefit Plans — Executive Incentive Plan.”
      The share and dollar amounts set forth in this Item 15 do not take into account the anticipated 3-for-1 stock split of our common stock that will occur immediately prior to the consummation of this offering.

Item 16.	Exhibits and Financial Data Schedules

(a)	Exhibits

1.1	Form of Underwriting Agreement**
2.1	Asset Purchase Agreement, dated as of February 22, 2005, between Spirit AeroSystems, Inc. (f/k/a Mid-Western Aircraft Systems, Inc.) and The Boeing Company*
2.2	First Amendment to Asset Purchase Agreement, dated June 15, 2005, between Spirit AeroSystems, Inc. (f/k/a Mid-Western Aircraft Systems, Inc.) and The Boeing Company*
3.1	Form of Second Amended and Restated Certificate of Incorporation of Spirit AeroSystems Holdings, Inc.
3.2	Form of Second Amended and Restated By-Laws of Spirit AeroSystems Holdings, Inc.
4.1	Form of Class A Common Stock Certificate**
4.2	Form of Class B Common Stock Certificate**
4.3	Investor Stockholders Agreement, dated June 16, 2005, among Spirit AeroSystems Holdings, Inc. (f/k/a Mid-Western Aircraft Systems, Inc.), Onex Partners LP and the stockholders listed on the signature pages thereto*
4.4	Registration Agreement, dated June 16, 2005, among Spirit AeroSystems Holdings, Inc. (f/k/a Mid-Western Aircraft Systems, Inc.) and the persons listed on Schedule A thereto*
5.1	Opinion of Kaye Scholer LLP with respect to legality of securities being registered**
10.1	Employment Agreement, dated June 16, 2005, between Jeffrey L. Turner and Spirit AeroSystems, Inc. (f/k/a Mid-Western Aircraft Systems, Inc.).*
10.2	Employment Agreement, dated August 3, 2005, between Ulrich Schmidt and Spirit AeroSystems, Inc. (f/k/a Mid-Western Aircraft Systems, Inc.).*
10.3	Employment Agreement, dated September 13, 2005, between Spirit AeroSystems, Inc. and H. David Walker.*

10.4	Employment Agreement, dated December 28, 2005, between Spirit AeroSystems, Inc. and John Lewelling.*
10.5	Employment Agreement, dated December 30, 2005, between Spirit AeroSystems, Inc. and Janet S. Nicolson.*
10.6	Employment Agreement, dated March 20, 2006, between Spirit AeroSystems (Europe) Limited and Neil McManus.*
10.7	Spirit AeroSystems Holdings, Inc. (f/k/a Mid-Western Aircraft Systems, Inc.) Executive Incentive Plan*
10.8	Spirit AeroSystems Holdings, Inc. (f/k/a Mid-Western Aircraft Systems, Inc.) Supplemental Executive Retirement Plan*
10.9	Spirit AeroSystems Holdings, Inc. (f/k/a Mid-Western Aircraft Systems, Inc.) Short Term Incentive Plan*
10.10	Spirit AeroSystems Holdings, Inc. Long-Term Incentive Plan*
10.11	Spirit AeroSystems Holdings, Inc. Cash Incentive Plan*
10.12	Spirit AeroSystems Holdings, Inc. Union Equity Participation Plan
10.13	Spirit AeroSystems Holdings, Inc. Director Stock Plan*
10.14	Form of Indemnification Agreement*
10.15	Intercompany Agreement, dated June 30, 2005, by and among Onex Partners Manager L.P. and Spirit AeroSystems, Inc.*
10.16	Consulting Agreement, dated as of February 25, 2005, between Gephardt and Associates LLC and Spirit AeroSystems, Inc. (f/k/a Mid-Western Aircraft Systems, Inc.).*
10.17	Amended and Restated Credit Agreement, dated as of July 20, 2005, among Spirit AeroSystems, Inc. (f/k/a Mid-Western Aircraft Systems, Inc.), Spirit AeroSystems Holdings, Inc. (f/k/a Mid-Western Aircraft Systems Holdings, Inc.), Onex Wind Finance LP, the guarantors party thereto, Citicorp North America, Inc. and the other lenders party thereto.*
10.18	Amendment No. 1 to the Amended and Restated Credit Agreement, dated as of December 11, 2005, among Spirit AeroSystems, Inc. (f/k/a Mid-Western Aircraft Systems, Inc.), Spirit AeroSystems Holdings, Inc. (f/k/a Mid-Western Aircraft Systems Holdings, Inc.), Onex Wind Finance LP, the guarantors party thereto, Citicorp North America, Inc. and the other lenders party thereto.*
10.19	Amendment No. 2 to the Amended and Restated Credit Agreement, dated as of March 31, 2006, among Spirit AeroSystems, Inc. (f/k/a Mid-Western Aircraft Systems, Inc.), Spirit AeroSystems Holdings, Inc. (f/k/a Mid-Western Aircraft Systems Holdings, Inc.), Onex Wind Finance LP, the guarantors party thereto, Citicorp North America, Inc. and the other lenders party thereto.*
10.20	Security Agreement, dated as of June 16, 2005, made by Spirit AeroSystems, Inc. (f/k/a Mid-Western Aircraft Systems, Inc.), Spirit AeroSystems Holdings, Inc. (f/k/a Mid-Western Aircraft Systems Holdings, Inc.), Onex Wind Finance LP, 3101447 Nova Scotia Company, Onex Wind Finance LLC and Citicorp North America, Inc., as collateral agent.*
10.21	Credit Agreement, dated as of June 16, 2005, among Spirit AeroSystems, Inc. (f/k/a Mid-Western Aircraft Systems, Inc.), Spirit AeroSystems Holdings, Inc. (f/k/a Mid-Western Aircraft Systems Holdings, Inc.), Onex Wind Finance LP, 3101447 Nova Scotia Company, the other guarantor party thereto, and The Boeing Company.*
10.22	Security Agreement, dated as of June 16, 2005, made by Spirit AeroSystems, Inc. (f/k/a Mid-Western Aircraft Systems, Inc.), Spirit AeroSystems Holdings, Inc. (f/k/a Mid-Western Aircraft Systems Holdings, Inc.), Spirit AeroSystems Finance, Inc. (f/k/a Mid-Western Aircraft Finance, Inc.), Onex Wind Finance LP, 3101447 Nova Scotia Company, Onex Wind Finance LLC and The Boeing Company, as agent.*
10.23	Special Business Provisions (Sustaining), dated as of June 16, 2005, between The Boeing Company and Spirit AeroSystems, Inc. (f/k/a Mid-Western Aircraft Systems, Inc.).*†
10.24	General Terms Agreement (Sustaining and others), dated as of June 16, 2005, between The Boeing Company and Spirit AeroSystems, Inc. (f/k/a Mid-Western Aircraft Systems, Inc.).*†
10.25	Hardware Material Services General Terms Agreement, dated as of June 16, 2005, between The Boeing Company and Spirit AeroSystems, Inc. (f/k/a Mid-Western Aircraft Systems, Inc.).*†

10.26	Ancillary Know-How Supplemental License Agreement between The Boeing Company and Spirit AeroSystems, Inc. (f/k/a Mid-Western Aircraft Systems, Inc.), entered into as of June 16, 2005.*†
10.27	Sublease Agreement, dated as of June 16, 2005, among The Boeing Company, Boeing IRB Asset Trust and Spirit AeroSystems, Inc. (f/k/a Mid-Western Aircraft Systems, Inc).*
21.1	Subsidiaries of Spirit AeroSystems Holdings, Inc.*
23.1	Consent of PricewaterhouseCoopers LLP
23.2	Consent of Deloitte & Touche LLP
23.3	Consent of Kaye Scholer LLP (included in Exhibit 5.1)**
23.4	Consent of Ivor (Ike) Evans to be named as Director Nominee*
23.5	Consent of Paul Fulchino to be named as Director Nominee*
23.6	Consent of Richard Gephardt to be named as Director Nominee*
23.7	Consent of Robert Johnson to be named as Director Nominee*
23.8	Consent of Ronald Kadish to be named as Director Nominee*
23.9	Consent of Cornelius (Connie Mack) McGillicuddy, III to be named as Director Nominee*
23.10	Consent of Francis Raborn to be named as Director Nominee*
23.11	Consent of Jeffrey L. Turner to be named as Director Nominee*
24.1	Powers of Attorney of the directors of Spirit AeroSystems Holdings, Inc. (included in the signature page to the registration statement)*

*	Previously filed

**	To be filed by amendment
†	Confidential treatment requested. Confidential portions of this document have been redacted and filed separately with the Securities and Exchange Commission.

Report of Independent Registered Public Accounting Firm
on
Financial Statement Schedule
To the Board of Directors and Stockholders of
Spirit AeroSystems Holdings, Inc.:
Our audits of the consolidated financial statements referred to in our report dated June 22, 2006, except as to Note 2 which is as of October 27, 2006, appearing in the Registration Statement on Form S-1/A of Spirit AeroSystems Holdings, Inc. (which report and consolidated financial statements are included in this Registration Statement on Form S-1/A) also included an audit of the financial statement schedule appearing under Item 16(b) of this registration statement on Form S-1/A. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.
/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Saint Louis, Missouri
June 22, 2006

      (b) Financial Data Schedule
Schedule II
Valuation and Qualifying Accounts

		Charged to	Write-offs	Balance
	June 17,	Costs and	Net of	December 29,
	2005	Expenses	Recoveries	2005

	($ in millions)
Tax valuation	$5.6	$41.5	—	$47.1
Inventory — obsolete and surplus	15.9	0.9	—	16.8
Warranties	—	0.9	—	0.9
Allowance for doubtful accounts	—	0.6	—	0.6

Item 17.	Undertakings
      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act, Spirit AeroSystems Holdings, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Wichita, State of Kansas, on October 28, 2006.

SPIRIT AEROSYSTEMS HOLDINGS, INC.

By:	/s/ Ulrich Schmidt

Ulrich Schmidt
Chief Financial Officer
      Pursuant to the requirements of the Securities Act, this Registration Statement on Form S-1 has been signed by the following persons for Spirit AeroSystems Holdings, Inc. in the capacities and on the dates indicated.

Signature		Title	Date

* Jeffrey L. Turner		President and Chief Executive Officer (Principal Executive Officer)	October 28, 2006

/s/ Ulrich Schmidt Ulrich Schmidt		Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	October 28, 2006

* D. Randolph Davis		Corporate Controller (Principal Accounting Officer)	October 28, 2006

* Seth Mersky		Director	October 28, 2006

* Nigel Wright		Director	October 28, 2006

*By:	/s/ Ulrich Schmidt Name: Ulrich Schmidt Attorney-in-fact